5/8


05007531

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Overseas Bank

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2947   FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/2/05



UNITED OVERSEAS BANK LIMITED



70 Years and Growing

ANNUAL REPORT 2004



Contents

All figures in this Annual Report are in Singapore dollars unless otherwise specified.


RECEIVED

The Group

	2004	2003	Increase/ decrease
Profit for the year ($'000)			
Profit before tax	**1,916,865**	1,608,328	19.2%
Net profit after tax	**1,451,769**	1,202,086	20.8%
Selected balance sheet items as at year-end ($'000)			
Customer loans (net of provisions)	**64,300,016**	59,296,556	8.4%
Customer deposits	**79,018,770**	69,862,961	13.1%
Total assets	**134,878,566**	113,446,399	18.9%
Shareholders' funds	**13,438,752**	13,282,035	1.2%
Financial ratios			
Basic earnings per share (cents)			
– Including goodwill amortisation	**92.6**	76.5	21.0%
– Excluding goodwill amortisation	**106.3**	89.3	19.0%
Return on average shareholders' funds (ROE) (%)			
– Including goodwill amortisation	**10.8**	9.3	1.5% points
– Excluding goodwill amortisation	**12.4**	10.9	1.5% points
Return on average total assets (ROA) (%)			
– Including goodwill amortisation	**1.19**	1.10	0.09% point
– Excluding goodwill amortisation	**1.36**	1.29	0.07% point
Expense to income ratio (%)	**37.6**	34.7	2.9% points
Dividend rates (%)			
– Interim	**20.0**	20.0	–
– Final	**40.0**	40.0	–
Net asset value per share ($)	**8.75**	8.45	3.6%
Capital adequacy ratios (%)			
– Tier 1 capital	**11.0**	13.2	-2.2% points
– Total capital	**15.6**	15.2	0.4% point

70 Years and Growing

United Overseas Bank was incorporated on 6 August 1935 as the United Chinese Bank. Founded by Datuk Wee Kheng Chiang, the Bank catered mainly to the Fujian community in its early years. The change of name was effected in 1965.

Over the past 70 years, UOB has grown with Singapore. Through a series of acquisitions it is now a leading bank in Singapore with banking subsidiaries in Malaysia, Indonesia, Thailand and the Philippines. Today, the UOB Group has a network of 385 offices in 18 countries and territories in Asia-Pacific, Western Europe and North America.

Besides Far Eastern Bank in Singapore, UOB's banking subsidiaries include United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank and Bank of Asia in Thailand, and United Overseas Bank Philippines. It also has an associate, PT Bank Buana Indonesia.

UOB provides a wide range of financial services through its global network of branches/offices and subsidiaries/associates: personal financial services, private banking, trust services, commercial and corporate banking, investment banking,

Our Mission

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.

corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance, life assurance and stockbroking services.

In Singapore, UOB is a recognised leader in the personal loans business and its total card base of over 1.3 million firmly places it in the top position in credit and debit cards. It is also the market leader in loans to small and medium-sized enterprises. Its fund management arm, UOB Asset Management, has the distinction of being Singapore's most awarded fund manager.

Through other subsidiaries, as well as associates, UOB also has diversified interests in travel, leasing, property development and management, hotel operations and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

In 2004, UOB was again awarded recognition by leading publications, organisations and the investment community. They include: The Bank Of The Year – Singapore (The Banker), Best Domestic Commercial Bank – Singapore (Asiamoney), Best Financial Borrower in Asia (Euromoney), and Most Valuable Singapore Brand (International Enterprise Singapore).

385 offices around the world

Singapore **68** • Thailand **164** • Philippines **67** • Malaysia **39** • Indonesia **12** • China **10** • Hong Kong **7** • USA **4** • Taiwan **3** • Australia **2** • Brunei **2** • Canada **1** • France **1** • Japan **1** • Myanmar **1** • South Korea **1** • United Kingdom **1** • Vietnam **1**

Our Corporate

Milestones

over the last 70 years



CHINESE BANK TODAY
1935
大華銀行有限公司

Kuching-born Datuk Wee Kheng Chiang founded the United Chinese Bank (UCB) together with six other Chinese businessmen. The paid-up capital was Straits $1 million.

1965

UCB changed its name to United Overseas Bank (UOB).

UOB's first overseas branch opened in Hong Kong.

1973

UOB acquired 100% shareholding in Lee Wah Bank (LWB), expanding its branch network in Singapore and Malaysia.



1974

Mr Wee Cho Yaw succeeded his father, Datuk Wee Kheng Chiang, as Chairman of the UOB Group.

The UOB Group moved into the new 30-storey UOB Building at 1 Bonham Street.



大華銀行
UNITED OVERSEAS BANK
1995

UOB celebrated 60 years of banking in Singapore.

Singapore's Senior Minister Mr Lee Kuan Yew officially opened the UOB Plaza, the Bank's new headquarters at 80 Raffles Place.

1997

CKB's operations in Malaysia were merged into UOBM.

2000

The operations of UOF were merged into UOB.

UOB merged its stockbroking arm, UOB Securities, and its wholly-owned subsidiaries, UOBS Research in Malaysia and UOB Securities Nominees, with Kay Hian Holdings to form a new associate, UOB-Kay Hian Holdings.



The Union Of
Two Strong Banks
29 June 2001
2001

UOB acquired Overseas Union Bank (OUB), making it the largest Singapore bank in terms of domestic customer loans, credit cards and market capitalisation.

1966 United Overseas Finance (UOF) was incorporated as an investment holding company. UOF's business activities were later changed to those of a finance company in 1970.

1970 UOB obtained a listing on the then Joint Stock Exchange of Singapore and Malaysia.


The Straits Times
1971
UOB takes over control of Chung Khiaw Bank
It's a deal: $22m cash!
Raja on

UOB acquired a majority interest in Chung Khiaw Bank (CKB), thereby extending its branch network in Singapore, Malaysia and Hong Kong. In 1988, CKB became a wholly-owned subsidiary of UOB.

UOB introduced its distinctive red five-barred logo that is derived from the traditional Chinese 'five-barred gate' system of counting in fives.

United Overseas Insurance, with principal activities in underwriting of general insurance and reinsurance, was incorporated.

1984 UOB acquired a majority interest in Far Eastern Bank (FEB).

1987 UOB acquired a majority interest in Industrial & Commercial Bank (ICB).

1991 UOB Life Assurance, the Group's life assurance subsidiary, commenced operations.

1994 LWB's operations in Singapore and Malaysia were merged into those of UOB and UOB's Malaysian banking subsidiary, United Overseas Bank (Malaysia) [UOBM], respectively.


1999

CKB's operations were merged into UOB as part of the Bank's rationalisation process.

UOB acquired a majority interest in Westmont Bank, Philippines, which was renamed United Overseas Bank Philippines.

UOB acquired a majority interest in Radanasin Bank, Thailand, which was renamed UOB Radanasin Bank.

UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.

2002 UOB and OUB became one legal entity.

ICB was legally merged into UOB following its delisting from the Singapore Exchange.

2003 The operations of Overseas Union Trust were merged into UOB.


2004

UOB acquired a 23% interest in PT Bank Buana Indonesia, making it an associate of UOB.

UOB acquired a 97% interest in Bank of Asia, Thailand and its network of 133 offices.



Wee Cho Yaw
Chairman & Chief Executive Officer

2004 Performance

It was an eventful year for the region, for Singapore and for the UOB Group.

Even as regional economies were rebounding from the effects of SARS (Severe Acute Respiratory Syndrome), they were hit by outbreaks of the avian influenza. The year closed dramatically when almost 300,000 lost their lives in a tsunami following a major earthquake off the coast of Sumatra.

In Singapore, GDP grew by a phenomenal 8.4%, its highest in the preceding four years, buoyed by strong exports of the electronics and pharmaceutical sectors. We also saw a smooth transition of government leadership, as Mr Lee Hsien Loong became the Republic of Singapore's third Prime Minister.

For the UOB Group, 2004 saw a significant advance in our regional expansion. In May, we purchased a 23% interest in PT Bank Buana Indonesia and in July, we acquired 81% of Bank of Asia (BOA). Our interest in BOA was raised to 97% at year-end 2004 when the other minority shareholders accepted our offer to purchase their shareholdings in the bank. As a consequence of these two acquisitions, the Group's assets increased by 18.9% to $134.9 billion at end of 2004 (2003: $113.4 billion).

The Group's after-tax profit grew by 20.8% to $1.5 billion (2003: $1.2 billion). Our return on shareholders' funds grew from 9.3% to 10.8%.

The record earnings was due to higher operating income of $3.3 billion (2003: $3.2 billion), lower provisions of $209 million (2003: $362 million), and higher after-tax contributions from associated companies of $241 million (2003: $81 million). Our total expense to income ratio rose from 34.7% to 37.6%.

During the year under review, the Group's shareholders' funds rose by 1.2% to $13.4 billion (2003: $13.3 billion). Total non-bank loans increased from $59.3 billion to $64.3 billion, while non-bank deposits rose from $69.9 billion to $79 billion. Our Non-Performing Loans (NPLs) increased by 6.3% to $5.5 billion (2003: $5.2 billion) and its ratio to gross loans (NPL ratio) was reduced from 8.1% to 8% due to the acquisition of BOA. Excluding BOA's NPLs of $1 billion, the Group's NPLs would have edged down by 13.7% to $4.5 billion and the NPL ratio would have been lowered to 6.9%.

Although overseas' contributions to total profits dropped from 24.4% to 21.2%, the pre-tax profit of our International sector actually improved by 5.6%. The Institutional & Individual Financial Services sectors in Singapore performed strongly in tandem with the robust Singapore economy, and their net profit before tax improved by 10.7%.

Among our overseas banking subsidiaries, the United Overseas Bank (Malaysia) group achieved an after-tax profit of $162.2 million (2003: $160.1 million). UOB Radanasin Bank (UOBR) in Thailand contributed after-tax profit of

While maintaining our market share in Singapore, the Group will focus on growing our regional business activities.

$6.8 million (2003: $3.7 million), while BOA recorded a profit of $31.9 million for the full year. PT Bank UOB Indonesia achieved a lower profit of $8.5 million (2003: $11.6 million). UOB Philippines recorded a higher loss of $21.2 million (2003: $19.7 million) because of the poor business environment.

Among our Singapore subsidiaries, Far Eastern Bank (FEB) continued to be hamstrung by its small capital base. After-tax profit decreased to $6.2 million (2003: $6.6 million), partly due to a drop in property income.

Despite intense competition, the United Overseas Insurance group managed to put up a better performance. After-tax profit of the group rose to $12.1 million (2003: $9.9 million) boosted by business transferred from Overseas Union Insurance, new business generated from cross-selling activities, higher premiums and investment returns.

The Board proposes that $300 million be transferred to reserves. It also recommends a final dividend of 40% (40 cents per share) less 20% income tax. Together with the interim dividend of 20%, the total dividend for 2004 would amount to 60% (60 cents per share).

Corporate Developments

In compliance with the requirement of the Monetary Authority of Singapore to divest our non-core business activities, the Bank's Board had decided in April 2004 to divest 36.9% of its then 48% stake in United Overseas Land (UOL) by offering 165 UOL shares at a price of $1.58 per share for every 1,000 UOB shares held by UOB shareholders. The preferential offer to reward UOB shareholders represented a 15.3% discount on UOL's average share price of $1.865 per share over the preceding month.

The preferential offer was called off after Tazwell, a Temasek subsidiary, made a hostile bid for UOB's entire stake in UOL. After consultation with our financial advisers, the Board decided to allow Tazwell's offer to lapse, noting that the second offer price was below UOL's revalued net tangible asset and that UOL had declared an intention to unlock shareholder value.

The Bank will continue to work closely with its financial advisers to consider all options to divest its holdings in UOL, Overseas Union Enterprise and Hotel Negara in the best interest of our shareholders.

2005 Prospects

While the world economic outlook is generally positive, there are underlying threats which could dampen business prospects. Should the US resort to trade restrictions to correct its current account deficit, there would be considerable impact on those countries, including Singapore, that rely greatly on their exports to the US. Further acts of terrorism and an outbreak of a more virulent avian influenza are other factors which could derail the regional economies.

Barring these untoward developments, the Asian economies should continue to post good growth this year. China and India will continue to be the engines of growth in the region, while Malaysia, Indonesia and Thailand are expected to maintain their growth momentum through higher exports and domestic consumption. The official estimates for Singapore's growth is between 3% and 5%.

While maintaining our market share in Singapore, the Group will focus on growing our regional business activities. High on our priority is the merger and integration of our two Thai subsidiaries, BOA and UOBR. Work on the integration of the IT systems and works processes of the two banks has begun and is scheduled to complete by the end of the year. With the merger and integration, we will enjoy economies of scale and greater synergies of their business activities.

Drawing upon our strength in consumer banking in Singapore, we intend to introduce more of our personal financial services to the region. For instance, while we remain the biggest card issuer in Singapore with over a million credit and debit accounts, we have also increased our card base in Malaysia, Thailand and Hong Kong by 124% in 2004. We will continue to grow this business in 2005.

Having established our wealth management services in Singapore, we will now extend this to our operations in Malaysia, Thailand and Hong Kong. To specially cater to the high networth customers in Hong Kong, we will be creating a wealth management centre this year.

Our China operations took a step forward with the signing of a joint venture agreement with Beijing Securities. The joint venture is expected to start operations this year. In Shanghai, where the UOB Branch was granted a licence to handle Renminbi transactions, we opened a sub-branch at Nanjing Road in Puxi to focus on consumer banking.

Following the successful hubbing of our Hong Kong operations to Singapore, we will be doing the same for Thailand. This should improve operational efficiency as well as cost management.

In the intensely competitive environment, providing innovative products and services at the lowest cost remains the key to success. To this end, we will continue to invest heavily on IT infrastructure and product development to meet the demands of our discerning customers.

Acknowledgement

In August 2004, our Honorary Life Counsellor, Dr George Lien Ying Chow passed away peacefully at the ripe old age of 98. He was not only a distinguished banker who founded and developed Overseas Union Bank into one of Singapore's top four banks; Dr Lien was also a well-respected community leader who generously contributed his time and his financial resources to the nation.

My thanks go to the Board of Directors for their wise counsel and guidance, to management and staff members for their dedication and contributions, and to our shareholders and customers for their support.

Two Directors – Mr Sim Wong Hoo and Mr Koh Beng Seng, who was also UOB's Deputy President – resigned during the year under review. I thank both of them for their invaluable contributions and wish them all the best in their endeavours.

Wee Cho Yaw
Chairman & Chief Executive Officer
February 2005

Group total income

Net interest income
2004: $2,155 million ▪ +4.1%
2003: $2,071 million

Non-interest income
2004: $1,104 million ☐ +1.4%
2003: $1,089 million



$ million
3500
2800
2100
1400
700
0

		2000	2001	2002	2003	**2004**
▪	$	1,198	1,429	2,128	2,071	**2,155**
	US$	692	772	1,226	1,217	**1,319**
☐	$	704	795	906	1,089	**1,104**
	US$	406	429	522	640	**676**

▪ Net interest income ☐ Non-interest income

Group net profit after tax

2004: $1,452 million ▪ +20.8%
2003: $1,202 million



$ million
1500
1200
900
600
300
0

		2000	2001	2002	2003	**2004**
▪	$	913	925	1,006	1,202	**1,452**
	US$	527	500	579	707	**889**

Group earnings per share

Including goodwill amortisation
2004: 92.6 cents ▪ +21.0%
2003: 76.5 cents

Excluding goodwill amortisation
2004: 106.3 cents ☐ +19.0%
2003: 89.3 cents



cents
125
100
75
50
25
0

		2000	2001	2002	2003	**2004**
▪	¢	86.8	77.3	64.0	76.5	**92.6**
	US¢	50.1	41.8	36.9	45.0	**56.7**
☐	¢	86.8	81.3	76.5	89.3	**106.3**
	US¢	50.1	43.9	44.1	52.5	**65.1**

▪ Including goodwill amortisation ☐ Excluding goodwill amortisation

Note:

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from 2003, the financial statements of the Group, including the comparative figures, are prepared in accordance with Singapore Financial Reporting Standards (FRS).

Where applicable, figures/ratios in this section have been adjusted for impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities with effect from 2001, and for impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets with effect from 2002.

Financial Highlights

Group return on average shareholders' funds (ROE)

Including goodwill amortisation
2004: 10.8% ■ +1.5% points
2003: 9.3%

Excluding goodwill amortisation
2004: 12.4% □ +1.5% points
2003: 10.9%



16
14
12
%
10
8
6

	2000	2001	2002	2003	**2004**
Including goodwill amortisation	13.5%	10.8%	7.9%	9.3%	**10.8%**
Excluding goodwill amortisation	13.5%	11.3%	9.5%	10.9%	**12.4%**
Average rate (including goodwill amortisation) of major local bank groups	12.1%	9.6%	7.8%	8.5%	**11.6%**

Group return on average total assets (ROA)

Including goodwill amortisation
2004: 1.19% ■ +0.09% point
2003: 1.10%

Excluding goodwill amortisation
2004: 1.36% □ +0.07% point
2003: 1.29%



1.6
1.4
1.2
%
1.0
0.8
0.6

	2000	2001	2002	2003	**2004**
Including goodwill amortisation	1.5%	1.2%	0.9%	1.1%	**1.2%**
Excluding goodwill amortisation	1.5%	1.2%	1.1%	1.3%	**1.4%**
Average rate (including goodwill amortisation) of major local bank groups	1.4%	1.0%	0.8%	0.9%	**1.2%**

Dividends

Dividend payment
2004: $743 million ■ -0.7%
2003: $748 million

Dividend cover
2004: 2.0 times
2003: 1.6 times



1000
800
600
400
200
0
$ million
5
4
3
2
1
0
times
40%
40%
58.8%#
60%
60%

		2000	2001	2002	2003	**2004**
Dividend payment	$	316	426	720	748	**743**
	US$	183	230	415	440	**455**
Dividend cover	times	2.9	2.2	2.1 *	1.6	**2.0**

■ Dividend payment — Dividend cover □ Dividend rate

* Dividend cover is 1.4 times if the special dividend in specie of 18.8% is included.
\# Includes special dividend in specie of 18.8%.

Group assets

2004: $134,879 million +18.9%
2003: $113,446 million



150000
120000
90000
60000
30000
0
$ million

	2000	2001	2002	2003	**2004**
$	66,324	113,888	107,430	113,446	**134,879**
US$	38,293	61,528	61,887	66,702	**82,555**

Group customer loans

2004: $64,300 million +8.4%
2003: $59,297 million



75000
60000
45000
30000
15000
0
$ million

	2000	2001	2002	2003	**2004**
$	30,045	60,892	58,884	59,297	**64,300**
US$	17,347	32,897	33,921	34,864	**39,356**

Group customer deposits

2004: $79,019 million +13.1%
2003: $69,863 million



100000
80000
60000
40000
20000
0
$ million

	2000	2001	2002	2003	**2004**
$	43,406	74,452	67,919	69,863	**79,019**
US$	25,061	40,223	39,126	41,077	**48,365**

Group loans/deposits ratio

2004: 81.4% -3.5% points
2003: 84.9%



90
80
70
60
50
40
%

2000	2001	2002	2003	**2004**
69.2%	81.8%	86.7%	84.9%	**81.4%**

Financial Highlights

Group shareholders' funds

2004: $13,439 million ■ +1.2%
2003: $13,282 million



15000
12000
9000
6000
3000
0
$ million

	2000	2001	2002	2003	**2004**
■ $	6,968	12,717	12,613	13,282	**13,439**
US$	4,023	6,870	7,266	7,809	**8,226**

Group capital adequacy ratios*

Total capital
2004: 15.6% ■ +0.4% point
2003: 15.2%

Tier 1 capital
2004: 11.0% ■ -2.2% points
2003: 13.2%



20
18
16
14
12
10
%

	2000	2001	2002	2003	**2004**
Total capital	19.8%	18.5%	15.3%	15.2%	**15.6%**
Tier 1 capital	17.1%	11.8%	12.2%	13.2%	**11.0%**

Total capital — Tier 1 capital

* Computed based on revised capital framework issued by MAS for 2003 and 2004, and BIS guidelines for 2000 to 2002.

Group total non-performing loans (NPLs)

NPLs
2004: $5,484 million ■ +6.3%
2003: $5,160 million

NPL ratio
2004: 8.0% ■ -0.1% point
2003: 8.1%



7500
6000
4500
3000
1500
0
$ million
9.5
9.0
8.5
8.0
7.5
7.0
%

	2000	2001	2002	2003	**2004**
■ $	2,462	5,968	5,679	5,160	**5,484**
US$	1,421	3,224	3,272	3,034	**3,357**
— %	7.8	9.3	9.0	8.1	**8.0**

■ NPLs — NPLs (excluding debt securities) as a % of gross non-bank loans

Group total cumulative provisions

Cumulative specific provisions
2004: $2,354 million ■ +23.2%
2003: $1,910 million

Cumulative general provisions
2004: $1,370 million ▒ -3.7%
2003: $1,422 million

Total cumulative provisions as a % of total NPLs
2004: 67.9% ■ +3.3% points
2003: 64.6%



5000
4000
3000
2000
1000
0
$ million
70
60
50
40
30
20
%

	2000	2001	2002	2003	**2004**
■ $	896	1,899	2,079	1,910	**2,354**
US$	517	1,026	1,198	1,123	**1,441**
▒ $	768	1,435	1,425	1,422	**1,370**
US$	443	775	821	836	**839**
— %	67.6	55.9	61.7	64.6	**67.9**

■ Cumulative specific provisions ▒ Cumulative general provisions — Total cumulative provisions as a % of total NPLs

Board of Directors

Mr Wee Cho Yaw
(Chairman & Chief Executive Officer)

Mr Wee Ee Cheong
(Deputy Chairman & President)

Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Executive Committee

Mr Wee Cho Yaw
(Chairman)

Mr Wee Ee Cheong
Mr Ngiam Tong Dow
Prof Cham Tao Soon

Audit Committee

Mr Ernest Wong Yuen Weng
(Chairman)

Mr Philip Yeo Liat Kok
Prof Cham Tao Soon
Mr Tan Kok Quan

Nominating Committee

Mr Wong Meng Meng
(Chairman)

Mr Wee Cho Yaw
Mr Ngiam Tong Dow
(Appointed on 7 January 2005)

Prof Cham Tao Soon
Prof Lim Pin
Mr Wee Ee Cheong
(Alternate to Mr Wee Cho Yaw: Appointed on 24 March 2004)

Remuneration Committee

Mr Wee Cho Yaw
(Chairman)

Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

Secretary

Mrs Vivien Chan

Share Registrar

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors

Ernst & Young
10 Collyer Quay
#21-01 Ocean Building
Singapore 049315
Partner-in-charge: Mr Winston Ngan
(Appointed on 29 April 2004)

Registered Office

80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number: 193500026Z
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations

80 Raffles Place
#16-22 UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 4439/6539 4423
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

Board of Directors



Mr Wee Cho Yaw
Chairman & Chief Executive Officer



Mr Wee Ee Cheong
Deputy Chairman & President



Mr Ngiam Tong Dow



Prof Cham Tao Soon



Mr Ernest Wong Yuen Weng



Mr Wong Meng Meng



Mr Philip Yeo Liat Kok



Mr Tan Kok Quan



Prof Lim Pin



Mrs Margaret Lien Wen Hsien



Mr Ng Boon Yew

MR WEE CHO YAW

Chairman & Chief Executive Officer

Age 76. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 29 April 2004. Executive Director since 1958.

Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and Member of its Nominating Committee.

Chairman of UOB subsidiaries – Far Eastern Bank and United Overseas Insurance. Chairman of United International Securities, Haw Par Corporation, United Overseas Land, Hotel Plaza, Overseas Union Enterprise, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. Former Director of Singapore Press Holdings.

Member of the Asia-Pacific Advisory Committee, New York Stock Exchange. Honorary President of Singapore Chinese Chamber of Commerce & Industry. Appointed Pro-Chancellor of Nanyang Technological University in 2004.

Named Businessman Of The Year in 2002 and 1989 in the Singapore Business Awards that recognise outstanding achievements by Singapore's business community.

MR WEE EE CHEONG

Deputy Chairman & President

Age 52. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee.

Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United International Securities, United Overseas Land and Hotel Plaza.

Director of Visa International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Council Member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry.

Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority.

Holds a Bachelor of Science (Business Administration) and Master of Arts (Applied Economics) from The American University, Washington DC.

MR NGIAM TONG DOW

Age 67. Chairman of HDB Corporation. Served as Chairman of Housing & Development Board from 1998 to 2003. Has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office and the Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Executive Committee and Nominating Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. He is also a Corporate Adviser to Temasek Holdings. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, and as Deputy Chairman of the Board of Commissioners of Currency, Singapore.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore, and Master of Public Administration from Harvard University, USA.

PROF CHAM TAO SOON
Age 65. University Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Executive Committee, Audit Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel, Singapore Symphonia Company and Singapore-China Foundation. Deputy Chairman of Singapore Press Holdings. Director of Robinson & Company, TPA Strategic Holdings and WBL Corporation. Board Member of Land Transport Authority and Singapore International Foundation. A member of the Council of Presidential Advisers. Former Director of Adroit Innovations, ei-Nets and Keppel Corporation.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, Bachelor of Science (Mathematics, Honours) from the University of London and Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

MR ERNEST WONG YUEN WENG
Age 60. Group CEO and Director of MediaCorp. Built his career first with the Economic Development Board in 1967 and then with the Ministry of Finance before joining UOB in 1972. President of UOB from 1990 to 2000 when he left to take up his current appointment at MediaCorp.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Director of United Overseas Land and Hotel Plaza. Council Member of Nanyang Technological University (NTU) and Chairman of the Finance Committee and NTU Endowment Fund Investment Committee. Has served as Chairman of the Association of Banks in Singapore and Board Member of Economic Development Board. Former Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance and United International Securities.

Holds a Bachelor of Science (Chemical Engineering, Honours) from the University of Surrey, UK.

MR WONG MENG MENG
Age 56. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Hi-P International. Honorary Legal Adviser to the Real Estate Developers' Association of Singapore.

Holds a Bachelor of Law (Honours) from the University of Singapore. Member of the Singapore International Arbitration Centre's Main Panel of Arbitrators.

MR PHILIP YEO LIAT KOK
Age 58. Chairman of the Agency for Science, Technology & Research (A*STAR) and Co-Chairman of Economic Development Board. Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor, chemical and pharmaceutical industries. Brings to the Bank wide government and private sector experience over a 34-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Audit Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of Accuron Technologies, an aerospace and precision engineering company based in Singapore and a Board Member of Nasdaq-listed Infosys of India.

Holds a Bachelor of Applied Science (Industrial Engineering) and an Honorary Doctorate of Engineering from the University of Toronto, Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University, USA.

MR TAN KOK QUAN

Age 66. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of Network Foods International. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics.

Holds a Bachelor of Law (Honours) from the University of Singapore.

PROF LIM PIN

Age 69. University Professor and Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. An independent and non-executive Director. Member of the Bank's Nominating Committee and Remuneration Committee. Director of Raffles Medical Group. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of Singapore Institute of Labour Studies.

Holds a Master of Arts and Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

MRS MARGARET LIEN WEN HSIEN

Age 62. Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. A non-independent and non-executive Director. Chairman of Wah Hin & Company Pte Ltd, Director of Overseas Union Enterprise and Lien Ying Chow Pte Ltd. Governor of the Lien Foundation.

Holds a Bachelor of Law (Honours) from the London School of Economics and Political Science, University of London.

MR NG BOON YEW

Age 50. A Certified Public Accountant and Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. An independent and non-executive Director. Director of Datapulse Technology, Fischer Tech and RSH. Deputy Chairman of the Practice Monitoring Sub-Committee (Accounting & Corporate Regulatory Authority). Member of the Council on Governance of Institutions of a Public Character, the Securities Industry Council, the Board of Trustees of the Cancer Research and Education Fund and Council of the Association of Chartered Certified Accountants.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee, Member of the Council on Corporate Disclosure and Governance and Group Chief Financial Officer of Singapore Technologies.

Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.

Principal Officers




Mr Chong Kie Cheong


Mr Francis Lee Chin Yong


Mr Terence Ong Sea Eng


Mr Samuel Poon Hon Thang


Mr Joseph Chen Seow Chan


Mr Bill Chua Teck Huat


Ms Susan Hwee


Mr Kuek Tong Au


Ms Sim Puay Suang


Mr Wee Joo Yeow


Mr Yeo Eng Cheong

MR CHONG KIE CHEONG

Senior Executive Vice President, Investment Banking

Mr Chong joined UOB in January 2005. He oversees the Bank's corporate finance, capital markets and venture management business. Mr Chong holds a Bachelor of Social Sciences (Economics, Honours) from the University of Singapore. He has more than 25 years of experience in the financial industry, having held senior appointments in investment banking, international banking and finance and directorships in banks in the region.

MR FRANCIS LEE CHIN YONG

Senior Executive Vice President, International

Mr Lee joined UOB in 1980. He was appointed to his current position in April 2003 and is responsible for driving the Bank's businesses outside Singapore and identifying opportunities for growth. Prior to his appointment in Singapore, Mr Lee was heading the Bank's operations in Malaysia as Chief Executive Officer of United Overseas Bank (Malaysia). He holds a Malaysia Certificate of Education. Mr Lee has spent 24 years in UOB, holding senior positions in operations, consumer services and corporate lendings.

MR TERENCE ONG SEA ENG

Senior Executive Vice President,
Global Treasury & Asset Management

Mr Ong, who joined UOB in 1982, has overall responsibility for the management and growth of the Bank's global treasury and fund management businesses. He holds a Bachelor of Accountancy from the University of Singapore and has more than 20 years of experience in treasury services and operations.

MR SAMUEL POON HON THANG

Senior Executive Vice President,
Institutional & Individual Financial Services

Mr Poon joined UOB in 1988. He is responsible for managing and growing the Bank's corporate, SME and consumer segments in the domestic market. He holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in other financial institutions.

MR JOSEPH CHEN SEOW CHAN

Managing Director, Global Treasury Trading

Mr Chen joined UOB in 1989. He oversees and manages the Bank's global treasury trading business. He holds a Bachelor of Science (Honours) from the University of Singapore. Mr Chen has 28 years of experience in the treasury and fixed income business. Before joining UOB, he worked in a number of major foreign banks and the Monetary Authority of Singapore.

MR BILL CHUA TECK HUAT

Executive Vice President, Operations

Mr Chua joined UOB in 2002. He leads and oversees key operational areas to ensure quality service delivery and operational efficiency for the Bank's business processes in Singapore and the region. Mr Chua holds a Bachelor of Arts (Economics) and Bachelor of Engineering (Industrial, Honours) from the University of Newcastle, Australia. He has more than 24 years of experience in wholesale and consumer banking. Prior to joining UOB, he has worked in Overseas Union Bank (prior to its merger into UOB), Citibank NA and the Ministry of Foreign Affairs.

Principal Officers

MS SUSAN HWEE

Executive Vice President, Information Technology

Ms Hwee joined UOB in 2001. She is responsible for the strategy and provision of Information Technology (IT) services to support the growth of the Bank globally. Ms Hwee holds a Bachelor of Science from the National University of Singapore. She has over 20 years of experience in IT, and has held senior positions in technology and financial services companies, including IBM and Citibank NA.

MR KUEK TONG AU

Executive Vice President, Corporate Services

Mr Kuek joined UOB in 1970. His key responsibilities include the management of a diverse range of portfolios, from finance, investor relations, legal and secretariat, tax, corporate affairs, property to general services. Mr Kuek holds a Bachelor of Accountancy (Honours) from the University of Singapore and has more than 30 years of experience in finance and administration.

MS SIM PUAY SUANG

Executive Vice President, Personal Financial Services

Ms Sim joined UOB in 1978. She holds a Bachelor of Arts from the University of Singapore. A 26-year career banker at UOB, Ms Sim has extensive experience and expertise in consumer banking. She is responsible for the business development and management of the Bank's individual banking business. Her portfolio includes deposits, loans, investments, credit and debit cards, and travel-related services.

MR WEE JOO YEOW

Executive Vice President, Corporate Banking – Singapore

Mr Wee joined UOB in 2002. He is responsible for managing and developing the Bank's corporate banking business in Singapore. He holds a Bachelor of Business Administration (Honours) from the University of Singapore and Master of Business Administration from New York University. A career banker with more than 30 years of corporate banking experience, Mr Wee has held senior appointments in Overseas Union Bank (prior to its merger into UOB) and First National Bank of Chicago.

MR YEO ENG CHEONG

Executive Vice President, Commercial Credit

Mr Yeo joined UOB in 1986. He leads and manages the Bank's SME business. Mr Yeo holds a Bachelor of Business Administration (Honours) from the University of Singapore. He is a career banker with more than 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).

The UOB Group is committed to maintaining the highest standards of corporate governance. The Board of Directors ("Board") believes that good governance is essential to sustaining its business performance and safeguarding the interests of its stakeholders.

The Board's approach to corporate governance is guided by best practice recommendations and the principles in the Code of Corporate Governance issued by the Committee on Corporate Governance ("Code").

Board of Directors

Board role and responsibility: The Board sets the strategic directions for the Bank and approves strategic business initiatives and major acquisitions or disposal of assets. Its responsibilities include approving the business plan and annual budget prepared by management, monitoring the financial performance of the Bank and the Group, as well as reviewing and approving the financial results of the Bank and the Group. The Board is also responsible for planning board and senior management succession and the remuneration policies for the Bank. There are board committees to assist in the effective discharge of specific responsibilities. The board committees are the Executive Committee, Nominating Committee, Remuneration Committee, Audit Committee and the Independent Review Committee which are described below.

Board composition, independence and rotation: There are 11 Board members. Their names are set out on page 13. Although the Bank's articles of association allow for a maximum of 20 directors, the Board considers the current board size of 11 adequate for effective decision-making having regard to its present scale of operations.

The Board comprises of two executive directors and nine non-executive directors. The Nominating Committee is of the view that apart from the two executive directors and Mrs Margaret Lien Wen Hsien (who is connected to a substantial shareholder), all the other directors are independent. Mr Wong Meng Meng and Mr Tan Kok Quan are partners of law firms that provided legal services to the UOB Group in 2004. The Nominating Committee is of the view that because Mr Wong Meng Meng and Mr Tan Kok Quan are able to maintain their objectivity and independence at all times in the discharge of their duties as directors, they could be considered independent. With more than two-thirds of the Board comprised of independent directors, no individual or group is able to dominate the Board's decision-making process.

Board competency: The current Board members possess diverse corporate experiences and, as a group, provide core competencies relevant to the business of the Bank. Detailed information on the directors' experience and qualifications can be found on pages 14 to 17. New directors are briefed on the Bank's business and corporate governance practices and may also attend an orientation session appropriate to their experience. Guidance is given to all directors on regulatory requirements concerning disclosure of interests, restrictions on dealings in securities and the duties and responsibilities of directors under Singapore law. Directors are briefed on changes in relevant accounting standards. The company secretary, to whom the directors have independent access, assists the Board and keeps it apprised of relevant laws and regulations. The directors may also request independent professional advice, at the Bank's expense, to help them carry out their responsibilities. The Bank has a budget for directors' training needs.

Board meetings: The Chairman of the Board convenes board meetings at regular intervals and whenever necessary. He sets the meeting agenda and ensures that directors are provided with complete, adequate and timely information. Directors receive regular financial and operational reports on the Group's business and briefings from senior management staff. Directors who require additional information may approach senior management directly and independently. The Board meets at least four times a year. Additional meetings are called when necessary. Last year, there were 11 Board meetings and directors' attendance record is set out on page 27.

Chairman and Chief Executive Officer ("CEO"): The Chairman provides leadership to the Board. Besides being responsible for board proceedings, the Chairman is also responsible for presenting the Board's views and decisions to the public. The CEO is responsible for the day-to-day running of the Bank and ensures that the Board's decisions and strategies are translated to the working level. Mr Wee Cho Yaw has been both Chairman and CEO of the Bank since 1974. By virtue of the dual roles, he has been able to consistently ensure that Board decisions and strategies are implemented seamlessly. The sustained growth of UOB under the leadership of Mr Wee as both Chairman and CEO is testament to the fact that he has been able to execute the responsibilities of both these roles effectively.

Board Committees

There are currently four standing board committees and one ad hoc board committee appointed by the Board. Each committee's role and responsibilities are set out in a set of terms of reference approved by the Board. The membership of the four standing board committees are set out on page 13.

Executive Committee ("Exco"): The Board delegates to the Exco certain discretionary limits and authority for granting loans and other credit facilities, treasury and investment activities, capital expenditure, budgeting and human resource management. Senior management is delegated the responsibility for drawing up the Bank's annual budget and business plan for the Board's approval, carrying through business strategies as approved in the annual budget and business plan, implementing appropriate systems of internal accounting and other controls, instituting a risk management framework and monitoring for compliance, adopting suitably competitive human resource practices and remuneration policies, and ensuring that the Bank operates within the expense budget. The Exco meets monthly to receive management's reports on these matters.

Nominating Committee ("NC"): The NC reviews nominations of directors for appointment to the Board and board committees and nominations to the key executive positions of CEO, President, Deputy President and Chief Financial Officer. On an annual basis, the NC assesses the independence and performance of the directors and the Board. In carrying out its assessment, the NC makes reference to a set of criteria. The NC meets at least once a year and the membership of the NC is reviewed every year.

Remuneration Committee ("RC"): The RC makes recommendations to the Board on directors' fees and allowances, remuneration of the executive directors and granting of share options to employees. RC members abstain from deliberations in respect of their own remuneration.

The remuneration policy of the Bank seeks, inter alia, to align the interests of employees with those of the Bank, to reward and encourage performance based on the Bank's core values and to ensure that remuneration is commercially competitive to attract and retain talent. The typical remuneration package comprises fixed and variable components, with the base salary making up the fixed component. The variable component can be in the form of a performance bonus and/or share options.

Annually, the Board submits directors' fees as a lump sum for shareholders' approval. The sum is divided among the directors with those having additional responsibilities as chairman or members of board committees receiving a higher portion of the approved fees. Details of the total fees and other remuneration of the directors are set out in the Directors' Report on page 83. As disclosed in the Directors' Report on page 83, no share options were granted to the directors of the Bank during the financial year.

The Bank's top five executives are remunerated competitively at comparable market levels on a performance-related basis. The Bank believes that it is not in the best interest of the Bank to disclose details of the remuneration of its top five key executives. There is no immediate family member (as defined in the Singapore Exchange's Listing Manual) of a director in the employ of the Bank whose annual remuneration exceeds $150,000, except for Mr Wee Ee Cheong, the son of Mr Wee Cho Yaw, whose annual remuneration is disclosed in the Directors' Report on page 83.

The Code recommends that the chairman of the RC should be an independent and non-executive director but the Board is of the view that Mr Wee Cho Yaw is the best person to chair the committee. The RC meets at least once a year.

Audit Committee ("AC"): The AC carries out the functions set out in the Code and Companies Act. The AC's terms of reference include reviewing the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews are made with the internal and external auditors, the financial controller and/or other senior management staff, as appropriate. Annually, the AC also nominates the external auditors for re-appointment. The AC has nominated Messrs Ernst & Young for re-appointment as auditors for shareholders' approval at the forthcoming Annual General Meeting.

The AC reviews with the internal and external auditors their evaluation of the Bank's systems of internal controls and risk management processes, and reports the results of its review to the Board. The AC notes that in establishing a system of internal controls, due consideration has to be given to the materiality of the relevant risks, the probability of loss and the costs that would be incurred in implementing the control measures. The Board derived reasonable assurance from reports submitted to it that the internal control systems and risk management processes, which are designed to enable the Bank to meet its business objectives while managing the risks involved, are satisfactory for the Bank's business as presently conducted.

The AC reviews and discusses with management and the external auditors, the UOB Group's audited financial statements for the financial year 2004, the quality of the accounting principles that are applied and their judgement on items that might affect the financials. Based on the review and discussions, the AC would then form its view as to whether the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The AC also reviews the financial, business and professional relationships between the external auditors and the Bank. External auditors are requested to affirm quarterly that their independence and objectivity has not been affected by any business or other relationship with the Group. If there are non-audit services provided by the external auditors to the Group, the AC will form its own view as to whether the volume and nature of the non-audit services provided would be likely to affect the independence and objectivity of the external auditors.

The AC has the power to conduct or authorise investigations into any matter within its terms of reference. The AC is given reasonable resources for the proper discharge of its duties.

The AC meets separately with the internal auditor and the external auditors and also among themselves, in the absence of management, when necessary. Last year, the AC held four meetings.

Independent Review Committee ("IRC"): Local banks are required by law to divest their non-core assets within a prescribed time frame. The Board formed the IRC as an ad hoc committee to assist the Board to examine proposals for divestment of the Bank's non-core assets.

The IRC comprises three independent directors, namely, Mr Ernest Wong Yuen Weng, Mr Philip Yeo Liat Kok and Prof Cham Tao Soon. The IRC meets as and when necessary.

Internal Audit

The Group has a well-established internal audit function ("Group Audit"). Group Audit, which reports to the AC and administratively to the Chairman and CEO, assists the Board in assessing and reporting on business risks and the internal controls of the Group. Group Audit operates within the framework defined in its Audit Charter. It has adopted the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. In addition, Group Audit was awarded the ISO 9001 (2000) Certification by the UK and USA Accreditation Services in August 2001 and is subject to semi-annual inspections for re-certification.

There are formal procedures for Group Audit to report its audit findings to management and to the AC. The AC reviews Group Audit's annual audit plan at the beginning of each year and reviews the results of the audits at subsequent AC meetings.

The scope of Group Audit covers the audit of all the Bank's units and operations, including its overseas branches and subsidiaries. The audits carried out on the Bank's units and operations are prioritised based on audit risk assessments. Group Audit's responsibilities include but are not limited to the audits of operations, lending practices, financial controls, management directives, regulatory compliance, information technologies and the risk management process of the Bank. Group Audit focuses its efforts on performing audits in accordance with the audit plan which is prioritised based on a comprehensive audit risk assessment of all auditable areas identified in the UOB Group. The structured audit risk assessment approach ensures that all risk-rated auditable areas are kept in view to ensure proper coverage and audit frequency. The risk-based audit plan is reviewed annually taking into account the changing business and risk environment.

Group Audit participates actively in major systems development activities and project committees to advise on risk management and internal control measures. In addition, Group Audit audits the various application systems in production, data centres, network security and the Information Technology sector, paying special attention to key Internet banking and e-commerce application systems. Group Audit uses the Control Objectives for Information and Related Technology (COBIT) for evaluating the internal controls of systems.

The banking subsidiaries, United Overseas Bank (Malaysia), Bank of Asia and UOB Radanasin Bank in Thailand and United Overseas Bank Philippines, each has its own internal audit function and is subject to the local regulations. The Head of Internal Audit in each of the banking subsidiaries reports to the respective local Audit Committees and to Group Audit and administratively, to the local CEO. They are required to provide a monthly report on audit activities and significant issues to the Chief of Group Audit. Group Audit conducts audits of selected business areas and reviews the internal audit work of each of the banking subsidiaries. The Chief of Group Audit also attends the Audit Committee meetings of each of the banking subsidiaries by invitation.

Mr Larry Lam
Senior Vice President & Chief Auditor

Mr Larry Lam joined the Bank in January 1998. He holds Bachelor of Information Systems and Master of Business Administration degrees from California State Polytechnic University. Mr Lam is a Certified Public Accountant (USA) as well as a Certified Information Systems Auditor. He brings to the Bank 17 years of internal and external auditing, and information technology experience from the United States. Mr Lam was a Governor of the Institute of Internal Auditors, Singapore from 2001 to January 2005. Mr Lam serves as a member of the Advisory Committee for the School of Business and Accounting at the Ngee Ann Polytechnic. He is also a voting member of the International Banking Security Association.

Risk Management

As the management of risk is fundamental to the financial soundness and integrity of the Group, risk evaluation forms an integral part of the Group's business strategy development. The risk management philosophy is that all risks taken must be identified, measured, monitored and managed within a robust risk management framework, and that returns must be commensurate with the risks taken.

The Board has overall responsibility for determining the type and level of business risks that the Group undertakes to achieve its corporate objectives. The Board has delegated to various committees the authority to formulate, review and approve policies and limits on monitoring and managing risk exposures. The major policy decisions and proposals on risk exposures approved by these committees are subject to review by the Exco.

The various committees comprise top management and senior executives of the Bank who meet regularly to deliberate on matters relating to the key types of risks under their respective supervision. The key risks are credit and country risk, balance sheet risk, liquidity risk, market risk and operational risk.

The **Credit Committee** deals with all credit as well as country/transfer risk matters, including approval of credit applications, formulation of credit policies and the review of existing credit facilities.

The **Asset Liability Committee** formulates, reviews and approves policies, limits and strategies regarding the balance sheet structure, liquidity needs and trading activities.

The **Investment Committee** formulates, reviews and approves policies, limits and strategies regarding the investment and management of funds.

The **Computer Committee** determines and oversees the prioritisation of the Group's investments in IT as well as the resources committed to the development of the Group's technology strategy and infrastructure, and ensures that these are in line with the Group's business strategy.

The **Management Committee** formulates, reviews and approves policies and strategies relating to the monitoring and management of operational risks of the Group across all business and support units, as well as those relating to anti-money laundering measures. Under the Group Operational Risk Management framework, business and support units identify significant operational risks relating to their respective areas of operations and continually assess and monitor these risks through the Operational Risk Self Assessment (ORSA) process and through Key Operational Risk Indicators (KORIs).

The **Risk Management & Compliance sector**, which is independent of the business units, performs the role of implementing risk management policies and procedures. With respect to regulatory and operational compliance, the Risk Management & Compliance sector develops policies to address the requirements for each business unit and, through the compliance officers in the business units, puts in place the proper control procedures to ensure compliance. In addition, the Middle Office under Finance Division will enforce compliance of trading policies and limits by the trading desks at Global Treasury. The process by which the Group's risk exposures are monitored and managed is detailed under the section 'Risk Management' on pages 28 to 53.

Interested person transaction

In May 2004, Kheng Leong Company (Pte) Ltd, a company regarded an associate of Messrs Wee Cho Yaw, the Chairman and Wee Ee Cheong, the Deputy Chairman of the Bank, renewed its lease of premises at #34-20 UOB Plaza 2, a building owned by the Bank, for a period of three years commencing 23 July 2004. The terms of the lease were supported by an independent valuation by DTZ Debenham Tie Leung (SEA) Pte Ltd.

Communication with shareholders

The Board keeps shareholders updated on the business and affairs of the Bank through the quarterly release of the Bank's results, the timely release of relevant information through the SGXNET of the Singapore Exchange and the publication of the Bank's annual report. Shareholders are given the opportunity to raise relevant questions and communicate their views at shareholders' meetings. The Bank also holds media and analysts' briefings of its results. The Bank does not practise selective disclosure of information. Shareholders and investors can visit the Bank's investor relations website at www.uobgroup.com for the latest information on the Bank.

Ethical standards

The Bank has adopted the Association of Banks in Singapore's Code of Conduct, which sets out the standards of good banking practice, for all staff and drawn up guidelines for compliance. The Bank has also adopted the Singapore Exchange's Best Practices Guide with respect to dealings in securities and has developed a Code on Dealings in Securities for the guidance of directors and employees. In addition, the Bank manages its business according to the core values of integrity, performance excellence, teamwork, trust and respect, which staff subscribe to and are assessed on.

Directors' attendance 2004

Name of director	Number of meetings attended in 2004					
	Board of Directors	Executive Committee	Audit Committee	Nominating Committee	Remuneration Committee	Independent Review Committee
Mr Wee Cho Yaw	10	11	–	1	1	–
Mr Wee Ee Cheong	10	11	–	–	–	–
Mr Koh Beng Seng *(Resigned on 16 Feb 2005)*	11	11	–	–	–	–
Mr Ngiam Tong Dow	10	11	–	–	–	–
Mr Ernest Wong Yuen Weng	10	–	4	–	–	2
Mr Wong Meng Meng	8	–	–	1	–	–
Mr Sim Wong Hoo *(Resigned on 17 Oct 2004)*	0	–	–	1	–	–
Mr Philip Yeo Liat Kok	9	–	4	–	1	1
Prof Cham Tao Soon	8	8	3	1	1	2
Mr Tan Kok Quan	6	–	4	–	–	–
Prof Lim Pin	5	–	–	0	0	–
Mrs Margaret Lien Wen Hsien	11	–	–	–	–	–
Mr Ng Boon Yew	8	–	–	–	–	–
Number of meetings held in 2004	**11**	**11**	**4**	**1**	**1**	**2**

Credit and Country Risk Management

Credit risk

Counter-party and credit risk is defined as the potential loss arising from any failure by customers to fulfill their obligations, as and when they fall due. All credit exposures, whether on-balance sheet or off-balance sheet, are assessed. These obligations may arise from lending, trade finance, investment, receivables under derivative and foreign exchange contracts and other credit-related activities undertaken by the Group.

The Credit Committee, under delegated authority from the Board of Directors, approves credit policies, guidelines and procedures to control and monitor such risks. It has day-to-day responsibility for identifying and managing portfolio and risk concentration issues, including country exposure and industry sector exposure. The risk parameters for accepting credit risk are clearly defined and complemented by policies and processes to ensure that the Group maintains a well-diversified and high-quality credit portfolio. The decisions of the Credit Committee and its monthly risk management reports are reviewed by the Executive Committee of the Board.

Credit discretionary limits are delegated to officers of individual business units, depending on their levels of experience. Approval of all credits is granted in accordance with credit policies and guidelines. Defined credit risk parameters include single borrower, obligor, security concentrations, identified high-risk areas, maximum tenor, acceptable structure and collateral types.

Policies are also in place to govern the approval of 'Related Parties' credit facilities. 'Related Parties' refers to individuals or companies with whom the authorised credit approving authority and/or his/her immediate family members have a relationship, whether as director, partner, shareholder or any other relationship which would give rise to a potential conflict of interest.


Credit Risk Management
Formulation of credit policies and risk parameters
• Acceptable collateral/concentrations
• Maximum advance margin for collateral
• Maximum single borrower and obligor exposures
• Maximum tenor of facility
Classification and specific provisioning
• Classification and de-classification
• Provisioning of non-performing loans
Credit rating system
• Calibration of borrower risk
• Credit alert
Portfolio review
• Setting concentration limits
• Concentration analysis
• Stress testing
Basel II implementation
• Impact studies
• Data requirements
• Systems enhancement
• Credit processes
Discretionary limits
• Delegation of discretionary limits tiered by:
- Corporate grade
- Portfolio
- Track record
Country of risk
• Setting of country/cross-border limits
• Analysis of country/cross-border risks
Communication of policies/procedures
• Education of policies and procedures through online distribution
• Upgrading of skills through continuous training

Credit relationships with 'Related Parties' must be established on a strictly arm's length commercial basis. An approving authority shall abstain and absent himself/herself from the deliberation and approval of credit cases where the borrower is a 'Related Party' except when the 'Related Party' is a:

- company within the UOB Group;
- publicly listed company or company related to a publicly listed company;
- company formed by professional bodies, trade or clan associations, or societies.

The Board of Directors must be informed immediately in the event that any 'Related Party' borrower is in default of payment and/or in breach of any material term of the credit facility and such default or breach is not rectified within seven days of notice from the Group.

A comprehensive set of limits (country, regional, industry and counter-party) is in place to address concentration issues in the Group's portfolio. A rigorous process is established to regularly review and report asset concentrations and portfolio quality so that risks are accurately assessed, properly approved and monitored. These cover large credit exposures by obligor group, collateral type, industry, product, country, level of non-performing loans and adequacy of provisioning requirements.

In particular, the trends and composition of exposures to property-related loans are closely monitored, analysed and reported on an on-going basis to ensure that exposures are kept within regulatory limits and internal guidelines. The exposure concentrations and non-performing loans by industry type are reported to the Credit Committee and the Executive Committee of the Board on a monthly basis and to the Board of Directors on a quarterly basis.

Credit audits and reviews are regularly carried out to proactively identify and address potential weakness in the credit process and to pre-empt any unexpected deterioration in the credit quality.

The Group has made significant progress in its preparations for the New Basel Capital Accord (Basel II) and is already well in advance in developing, configuring and operationalising many of its systems and processes to prepare for the adoption of Basel II. The Group remains committed and will continue to invest in and strengthen its risk management systems, processes and practices to reach Internal Rating Based (IRB) compliance at the earliest date. To this end, the Group has engaged consultants in the relevant subject matters to provide advice on their fields of expertise.

Customer loans

Loans and advances are made to customers in various industry segments and business lines. The top 20 obligor group borrowers and top 100 group borrowers made up 14.4% and 23.7% of total loans and advances respectively.

Obligor groups are defined in accordance with Notice to Banks, MAS 623, to comply with Section 29(1)(a) of the Banking Act. Where the parent company is a borrower, exposures to the parent company and companies that it has 20% or more shareholding or power to control are aggregated into a single obligor group.

As at 31 December 2004, 38.3% of the Group's exposure was in its personal financial services portfolio, comprising mainly housing loans, other mortgage loans, credit cards and vehicle financing. The balance of the exposure was spread among various industry segments.

The composition of loans and advances and contingent liabilities to customers as at 31 December was as follows:

	Loans & advances			Contingent liabilities		
By industry type (%)	2004	2003	2002	2004	2003	2002
Transport, storage and communication	**3.1**	3.4	3.3	**2.2**	1.9	2.8
Building and construction	**11.0**	11.7	14.7	**16.4**	17.2	17.4
Manufacturing	**11.5**	9.4	8.6	**9.6**	8.4	10.3
Non-bank financial institutions	**15.0**	16.6	17.3	**42.2**	46.3	45.5
General commerce	**16.0**	14.8	15.0	**19.4**	17.2	13.7
Professionals and private individuals	**14.9**	15.4	15.0	**1.8**	2.6	2.7
Housing loans	**23.4**	23.6	22.2	**–**	–	–
Other	**5.1**	5.1	3.9	**8.4**	6.4	7.6
Total (%)	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Total ($ million)	**67,977**	62,581	62,339	**9,818**	8,544	8,682

Classification and provision of loans

The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into the categories of 'Pass', 'Special Mention' or 'Non-Performing'. Non-Performing Loans are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with Notice to Banks, MAS 612. The Group also practises split classifications of 'Substandard – Doubtful' and 'Substandard – Loss', whereby 'Substandard' is the secured portion. Interest income on all Non-Performing Loans is suspended and ceases to accrue. Such loans will remain classified until servicing of the account becomes satisfactory. Where appropriate, classified loans are transferred to in-house recovery specialists to maximise recovery prospects.

Loan classification	Description
Pass	All payments are current and full repayment of interest and principal from normal sources is not in doubt.
Special Mention	There is some potential weakness in the borrower's creditworthiness, but the extent of any credit deterioration does not warrant its classification as a Non-Performing Loan.
Non-Performing: Substandard	There is weakness in the borrower's creditworthiness that jeopardises normal repayment. Default has occurred or is likely to occur. The loan is more than 90 days past due, or the repayment schedule has been restructured.
Non-Performing: Substandard – Doubtful	The loan is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be more than 50%.
Non-Performing: Substandard – Loss	The loan is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be less than 50%.
Non-Performing: Doubtful	There is severe weakness in the borrower's creditworthiness, full repayment is highly questionable and no collateral is available.
Non-Performing: Loss	The chance of recovery from the loan is insignificant and no collateral is available.

The Group's provisions for credit losses are intended to cover probable credit losses through charges against profit. The provisions consist of an element that is specific to the individual loan and also a general element that has not been specifically identified to individual loans. The Group constantly reviews the quality of its loan portfolio based on its knowledge of the borrowers and, where applicable, of the relevant industry and country of operation.

A specific provision is made when the Group believes that the creditworthiness of a borrower has deteriorated to such an extent that the recovery of the entire outstanding loan is in doubt. The amount of specific provision to be made is based on the difference between the collateral value or discounted cash flows of an impaired loan and the carrying value of that loan.

A general provision is made to cover possible losses and could be used to cushion any losses known from experience to exist in the loan portfolio. In relation to the loan portfolios of its overseas operations, the Group's policy is to make provisions based on local (ie, the country of domicile of the overseas operation) regulatory requirements for local reporting purposes and then, where necessary, to make additional provisions to comply with the Group's provisioning policy and the Monetary Authority of Singapore (MAS) regulations.

Specific provision is made for each loan grade in the following manner:

Loan classification	Recovery expectation	Provision
Substandard	> 90% to 100%	10% to 50% of any unsecured loan outstanding
Doubtful	50% to 90%	50% to 100% of any unsecured loan outstanding
Loss	< 50%	100% of any unsecured loan outstanding

Loan interest

The classification of a loan as non-performing does not disqualify the Group of its entitlement to interest income. It merely registers the uncertainty faced by the Group in the collection of such interest income. The Group has adopted the approach that once a loan is classified as non-performing, interest will be suspended and will cease to accrue, irrespective of whether any collateral would be adequate to cover such payments.

Write-off

A classified account is written off where there is no realisable tangible collateral securing the account and all feasible avenues of recovery have been exhausted or where the borrower and guarantors have been bankrupted, wound up, and/or proof of debt filed. Approval from MAS must be obtained before director-related loans and other loans, as required under Notice to Banks, MAS 606, can be written off.

Non-performing loans (NPLs) and cumulative provisions of the Group

NPLs rose by $324 million or 6.3% to $5,484 million as at 31 December 2004, compared to $5,160 million as at 31 December 2003 due to the acquisition of Bank of Asia (BOA). NPL ratio was 8.0% as at 31 December 2004. Excluding BOA's NPLs of $1,030 million, Group's NPLs would have edged down by 13.7% to $4,454 million over 31 December 2003 and the NPL ratio would have improved to 6.9%. Of the total NPLs, $3,347 million or 61.0% was in the Substandard category and $2,797 million or 51.0% were secured by collateral.

Total cumulative provisions of $3,724 million as at 31 December 2004 increased 11.8%, compared to $3,332 million as at 31 December 2003. Excluding BOA's provision of $589 million, the Group's total cumulative provisions would have reduced by 5.9% to $3,136 million which was in line with lower NPLs. The total cumulative provisions provided 67.9% cover against total NPLs, compared to 64.6% as at 31 December 2003. Unsecured NPLs as at 31 December 2004 were 138.6% covered by total cumulative provisions, compared to 141.4% as at 31 December 2003.

NPLs by loan classification and cumulative provisions as at 31 December were as follows:


Non-performing loans and cumulative provisions of the Group
$ million
7500
6000
4500
3000
1500
0
5,968
3,851
497
1,620
3,334
1,899
1,435
2001
5,679
3,619
447
1,613
3,504
2,079
1,425
2002
5,160
3,306
396
1,458
3,332
1,910
1,422
2003
5,484
3,347
350
1,787
3,724
2,354
1,370
2004
Loss NPLs
Doubtful NPLs
Substandard NPLs
General Provisions
Specific Provisions

Ratios (%)	2004	2003	2002	2001
NPLs*/Gross customer loans	**8.0**	8.1	9.0	9.3
NPLs+/Gross customer loans and debt securities	**7.2**	7.7	8.7	9.0
NPLs/Total assets	**4.1**	4.5	5.3	5.2
Cumulative provisions/NPLs	**67.9**	64.6	61.7	55.9
Cumulative provisions/Doubtful & Loss NPLs	**174.3**	179.7	170.1	157.5
Cumulative provisions/Unsecured NPLs	**138.6**	141.4	138.3	136.6
Cumulative provisions*/Gross customer loans	**5.4**	5.2	5.5	5.2
General provisions/Gross customer loans (net of specific provisions* for loans)	**2.1**	2.3	2.4	2.3

* Excluding debt securities.

\+ Including debt securities.

NPLs and cumulative provisions of the Five Regional Countries

NPLs of the Five Regional Countries increased by 66.3% to $2,292 million as at 31 December 2004 from $1,378 million as at 31 December 2003. Excluding BOA's NPLs of $1,030 million, regional NPLs would have registered a decline of 8.4% to $1,262 million over 31 December 2003 and NPL ratio would have dropped to 12.4% as at 31 December 2004.

Total cumulative provisions for the Five Regional Countries were $1,685 million as at 31 December 2004. This was 50.0% or $562 million higher than the provisions of $1,123 million as at 31 December 2003. The cumulative provisions represented 73.5% of total NPLs and 181.6% of Doubtful and Loss NPLs in the Five Regional Countries.


Non-performing loans and cumulative provisions of the Five Regional Countries
$ million
2500
2000
1500
1000
500
0
1,600
730
218
652
1,218
691
527
2001
1,458
775
132
551
1,215
700
515
2002
1,378
814
103
461
1,123
608
515
2003
2,292
1,364
117
811
1,685
1,119
566
2004

Loss NPLs Doubtful NPLs Substandard NPLs General Provisions Specific Provisions

Ratios (%)	2004	2003	2002	2001
NPLs*/Gross customer loans	**15.2**	14.1	17.0	19.2
NPLs+/Gross customer loans and debt securities	**13.9**	13.4	16.6	18.0
Cumulative provisions/NPLs	**73.5**	81.5	83.3	76.1
Cumulative provisions/Doubtful & Loss NPLs	**181.6**	199.1	177.9	140.0
Cumulative provisions*/Gross customer loans	**11.1**	11.5	14.1	14.7
General provisions/Gross customer loans (net of specific provisions* for loans)	**4.1**	5.7	6.6	7.0
NPLs/Gross exposure to the Five Regional Countries	**7.5**	6.7	8.9	8.9

* Excluding debt securities.

\+ Including debt securities.

NPLs and cumulative provisions of Greater China

NPLs of Greater China of $161 million as at 31 December 2004 remained the same as that as at 31 December 2003. However, the NPL ratio for Greater China improved by 0.2% point to 8.0% as at 31 December 2004 from 8.2% as at 31 December 2003.

Total cumulative provisions for Greater China of $77 million as at 31 December 2004 were $9 million or 10.5% lower compared to $86 million as at 31 December 2003. The cumulative provisions provided coverage of 47.8% for the total NPLs and 130.5% for the Doubtful and Loss NPLs.

Non-performing loans and cumulative provisions of Greater China


$ million
400
320
240
160
80
0
362
219
73
70
161
128
33
2001
114
36
32
182
99
69
30
2002
106
33
22
161
86
61
25
2003
102
35
24
161
77
52
25
2004
Loss NPLs
Doubtful NPLs
Substandard NPLs
General Provisions
Specific Provisions

Ratios (%)	2004	2003	2002	2001
NPLs*/Gross customer loans	**8.0**	8.2	7.3	12.4
NPLs+/Gross customer loans and debt securities	**7.0**	7.4	6.1	10.7
Cumulative provisions/NPLs	**47.8**	53.4	54.4	44.5
Cumulative provisions/Doubtful & Loss NPLs	**130.5**	156.4	145.6	112.6
Cumulative provisions*/Gross customer loans	**3.8**	4.4	4.0	5.5
General provisions/Gross customer loans (net of specific provisions* for loans)	**1.3**	1.3	1.2	1.2
NPLs/Gross exposure to Greater China	**1.5**	1.7	2.4	5.7

* Excluding debt securities.
+ Including debt securities

NPLs by region

By geographical region, Singapore accounted for $2,949 million or 53.8% of the total NPLs as at 31 December 2004. NPLs of Singapore decreased $581 million or 16.5% compared to the $3,530 million as at 31 December 2003.

As at 31 December 2004, NPLs of the Five Regional Countries were $2,292 million and constituted 41.8% of the total NPLs as at 31 December 2004. The increase was from Thailand, mainly due to the NPLs of $1,030 million from BOA. Excluding the NPLs from BOA, NPLs for the Five Regional Countries would have fallen to $1,262 million, representing 28.3% of the total NPLs as at 31 December 2004.

As at 31 December 2004, the NPLs of Greater China of $161 million was the same as that as at 31 December 2003.

$ million	2004	2003	2002	2001
Singapore	**2,949**	3,530	3,935	3,819
Malaysia	**873**	930	943	1,028
Indonesia	**88**	119	156	169
Philippines	**160**	184	208	242
Thailand	**1,170**	140	144	151
South Korea	**1**	5	7	10
Five Regional Countries	**2,292**	1,378	1,458	1,600
Greater China	**161**	161	182	362
Other	**82**	91	104	187
Group total	**5,484**	5,160	5,679	5,968

NPLs by industry

The increase in NPLs as at 31 December 2004 over that as at 31 December 2003 were mainly from the manufacturing (51.7%) and general commerce (34.0%) sectors while NPLs for consumer loans reduced (10.0%).

NPLs by industry as at 31 December were as follows:

	2004		2003		2002		2001	
Industry type	Amount ($ million)	As % of gross customer loan	Amount ($ million)	As % of gross customer loan	Amount ($ million)	As % of gross customer loan	Amount ($ million)	As % of gross customer loan
Transport, storage and communication	**119**	**5.7**	105	5.0	124	6.0	99	4.3
Building and construction	**844**	**11.3**	756	10.3	843	9.2	1,163	12.0
Manufacturing	**1,130**	**14.5**	745	12.7	874	16.2	895	16.8
Non-bank financial institutions	**660**	**6.5**	984	9.5	1,029	9.5	1,022	9.5
General commerce	**1,006**	**9.2**	751	8.1	769	12.4	825	13.1
Professionals and private individuals	**897**	**8.8**	926	9.6	1,014	10.9	939	9.9
Housing loans	**505**	**3.2**	632	4.3	668	4.8	556	4.2
Other	**244**	**7.1**	182	5.7	294	5.3	445	6.4
Sub-Total	**5,405**	**8.0**	5,081	8.1	5,615	9.0	5,944	9.3
Debt securities	**79**		79		64		24	
Total	**5,484**		5,160		5,679		5,968	

Specific provisions by loan classification

Of the total specific provisions of $2,354 million as at 31 December 2004, 75.9% was for 'Loss' accounts compared to 76.3% as at 31 December 2003. The specific provisions for each classified loan grade as at 31 December are shown in the following chart:


Specific provisions by loan classification
$ million
2500
2000
1500
1000
500
0
1,899
162
272
1,465
2001
2,709
172
294
1,613
2002
1,910
189
263
1,458
2003
2,354
341
226
1,787
2004
Loss NPLs
Doubtful NPLs
Substandard NPLs

Specific provisions by region

As at 31 December 2004, Singapore and the Five Regional Countries accounted for 49.2% and 47.5% respectively of the Group's total specific provisions of $2,354 million, compared to 62.8% for Singapore and 31.8% for the Five Regional Countries as at 31 December 2003.

$ million	2004	2003	2002	2001
Singapore	**1,157**	1,200	1,271	1,037
Malaysia	**331**	383	428	439
Indonesia	**68**	78	111	88
Philippines	**80**	76	72	72
Thailand	**640**	69	87	88
South Korea	**–**	2	2	4
Five Regional Countries	**1,119**	608	700	691
Greater China	**52**	61	69	128
Other	**26**	41	39	43
Specific provisions for the Group	**2,354**	1,910	2,079	1,899
General provisions for the Group	**1,370**	1,422	1,425	1,435
Total	**3,724**	3,332	3,504	3,334

Specific provisions by industry

Specific provisions as at 31 December 2004 were mainly for manufacturing and general commerce. Specific provisions for manufacturing accounted for 26.1% of the total specific provisions for loans as at 31 December 2004, representing an increase of 7.2% points over the 18.9% as at 31 December 2003.

$ million	2004	2003	2002	2001
Transport, storage and communication	**56**	44	35	28
Building and construction	**337**	275	369	336
Manufacturing	**602**	352	398	370
Non-bank financial institutions	**190**	319	309	308
General commerce	**503**	316	309	305
Professionals and private individuals	**386**	360	329	296
Housing loans	**93**	98	143	80
Other	**139**	98	138	161
Sub-total	**2,306**	1,862	2,030	1,884
Debt securities	**48**	48	49	15
Total	**2,354**	1,910	2,079	1,899

Rescheduled and restructured accounts

A rescheduled account is one where repayment terms have been modified, but the principal terms and conditions of the original contract have not changed significantly. This is done to alleviate a temporary cash flow difficulty experienced by a borrower. It is expected that the problem is short-term and not likely to recur. The full amount of the debt is still repayable and no loss of principal or interest is expected.

When an account has been rescheduled three months before it meets the criteria for auto-classification, the account can be graded as 'Performing'. However, if the rescheduling takes place after the account has been graded as 'Non-Performing', it remains as such and is upgraded to 'Pass' after six months and provided there are no excesses and past dues.

A restructured account is one where the original terms and conditions of the facilities have been modified significantly to assist the borrower to overcome financial difficulties where the longer-term prospect of the business or project is still deemed to be viable. A restructuring exercise could encompass a change in the credit facility type, or in the repayment schedule including moratorium, or extension of interest and/or principal payments and reduction of accrued interest, including forgiveness of interest and/or reduction in interest rate charged.

When an account has been restructured based on financial consideration, the account will be graded as 'Non-Performing'. It can only be upgraded to 'Pass' after six months when all payments are current in terms of the restructured terms and conditions and there is no reasonable doubt as to the ultimate collectability of principal and interest.

Loans that were classified and restructured during the financial year were as follows:

$ million	2004		2003		2002		2001	
	Amount	Specific provisions	Amount	Specific provisions	Amount	Specific provisions	Amount	Specific provisions
Substandard	**223**	**22**	196	31	292	9	176	8
Doubtful	**49**	**37**	–	–	29	13	115	42
Loss	**30**	**30**	35	35	37	36	65	57
Total	**302**	**89**	231	66	358	58	356	107

Ageing of NPLs

The full outstanding balance of an account is deemed non-current and aged when there are arrears in interest servicing or principal repayment. The ageing of NPLs as at 31 December was as follows:

Ageing (Days)	2004		2003		2002		2001	
	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Current	**548**	**10.0**	670	13.0	774	13.6	925	15.5
≤ 90	**357**	**6.5**	378	7.3	473	8.3	874	14.6
91 to 180	**596**	**10.9**	464	9.0	789	13.9	547	9.2
≥ 181	**3,983**	**72.6**	3,648	70.7	3,643	64.2	3,622	60.7
Total	**5,484**	**100.0**	5,160	100.0	5,679	100.0	5,968	100.0

Accounts that have payment records that are current or ≤ 90 days past due and/or in excess may be classified as 'Non-Performing' if the borrowers are deemed to be financially weak.

Collateral types

The majority of the classified loans are secured by properties in Singapore. Properties are valued at forced sale value and such valuations are updated semi-annually. NPLs are also secured by other types of collateral such as marketable securities that include listed stocks and shares, cash and deposits, and bankers' standby letters of credit/guarantees.

As at 31 December 2004, 51.0% of total Group NPLs was secured by collateral, compared to 54.3% as at 31 December 2003.

Secured/unsecured NPLs

	2004		2003		2002		2001	
	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs	Amount ($ million)	% of total NPLs
Group NPLs								
Secured	**2,797**	**51.0**	2,804	54.3	3,146	55.4	3,528	59.1
Unsecured	**2,687**	**49.0**	2,356	45.7	2,533	44.6	2,440	40.9
Total	**5,484**	**100.0**	5,160	100.0	5,679	100.0	5,968	100.0

The secured NPLs of the Group by collateral type and based on country of risk as at 31 December were as follows:

$ million	Properties	Marketable securities	Cash and deposits	Other	Total
2004					
Singapore	**1,442**	**21**	**19**	**36**	**1,518**
Five Regional Countries	**1,008**	**85**	**15**	**42**	**1,150**
Greater China	**84**	–	–	–	**84**
Other	**45**	–	–	–	**45**
Total	**2,579**	**106**	**34**	**78**	**2,797**
2003					
Singapore	1,883	51	16	78	2,028
Five Regional Countries	579	69	9	41	698
Greater China	44	1	2	–	47
Other	30	–	–	1	31
Total	**2,536**	**121**	**27**	**120**	**2,804**
2002					
Singapore	2,067	86	36	135	2,324
Five Regional Countries	569	102	2	43	716
Greater China	61	2	–	–	63
Other	43	–	–	–	43
Total	**2,740**	**190**	**38**	**178**	**3,146**
2001					
Singapore	2,282	136	14	64	2,496
Five Regional Countries	643	97	3	45	788
Greater China	109	11	–	11	131
Other	111	–	2	–	113
Total	**3,145**	**244**	**19**	**120**	**3,528**

Country risk

International lending involves additional risks compared to domestic lending in that there may be impediments arising from events in a foreign country that prevent repayment of the foreign borrowers' obligations to the Group. Such events may affect all borrowers of the same country. As such, it is important to set limits to safeguard various facets of the Group's exposures to any single country.

A system of country and cross-border limits are in place for monitoring country exposures and avoiding concentration of transfer, economic or political risks. Cross-border exposure is the summation of all country exposures including intra-group exposures, but excludes locally funded facilities provided by the Group's branches/subsidiaries to local borrowers/counter-parties or where the residual risks remain within a country.

The limit setting process is based on ratings by external agencies and internal country gradings. The latter is based on updates by country managers and/or business development managers who may be familiar with the country to quantify the risks of countries monitored, together with an assessment of current events and developments for each country. This process enables us to incorporate various quantitative key indicators as well as qualitative factors relating to each country's economic, social and political situation. A composite score is then derived and applied to a standard in-house scale to obtain a numeric rating for the country. This numeric rating is used to determine the appropriate country and cross-border limits based on a risk scale that curtails limits to countries where the Group does not have a presence. The limit setting process also takes into account the size of the Bank's capital funds, Group assets, the perceived economic strength and stability of the country of exposure and the assessment of the Group's portfolio spread and risk appetite.

These limits are reviewed regularly and reports on country and cross-border exposure are presented to the Credit Committee at least four times a year. At shorter intervals, based on updates by country and/or business development managers and other external sources, current events and developments, limits may be reviewed and business strategies revised as and when deemed necessary.

Country and cross-border limits approved by the Credit Committee are the primary limits for all transactions across all counter-parties. Extension of credit may thus be denied where a country/cross-border risk ceiling is reached although sufficient counter-party limits are available.

Exposure by country of operations

The Group's total direct net exposure to the countries (outside Singapore) in which it has a presence amounted to $49.1 billion or 36.4% of Group assets as at 31 December 2004, compared to $37.1 billion or 32.7% of Group assets as at 31 December 2003. Exposure reported below (excluding contingent liabilities) is categorised into loans to non-banks, banks, balances due from government and investments.

Exposure to countries outside Singapore (where UOB Group has a presence)

	Loans to						Net Exposure		
$ million	Non-bank	Bank	Government	Investments	Total	Less: Loans to/ investments in subsidiaries & branches	Total	% of Group assets	Contingent liabilities
Malaysia									
31-Dec-04	**7,051**	**5,014**	**3,377**	**1,009**	**16,451**	**2,137**	**14,314**	**10.6**	**1,066**
31-Dec-03	6,624	4,307	3,353	742	15,026	2,296	12,730	11.2	1,067
31-Dec-02	6,164	2,381	1,990	531	11,066	1,499	9,567	8.9	1,032
Indonesia									
31-Dec-04	**448**	**127**	**234**	**260**	**1,069**	**109**	**960**	**0.7**	**240**
31-Dec-03	491	48	165	79	783	50	733	0.7	132
31-Dec-02	444	106	127	67	744	50	694	0.6	67
Philippines									
31-Dec-04	**197**	**59**	**217**	**2**	**475**	**50**	**425**	**0.3**	**46**
31-Dec-03	241	53	221	12	527	41	486	0.4	60
31-Dec-02	254	44	225	9	532	31	501	0.5	56
Thailand									
31-Dec-04	**6,565**	**165**	**851**	**1,937**	**9,518**	**1,580**	**7,938**	**5.9**	**993**
31-Dec-03	1,642	112	523	244	2,521	156	2,365	2.1	332
31-Dec-02	1,178	112	814	203	2,307	185	2,122	2.0	285
South Korea									
31-Dec-04	**37**	**1,568**	**1,080**	**482**	**3,167**	**–**	**3,167**	**2.4**	**104**
31-Dec-03	41	825	596	209	1,671	–	1,671	1.5	173
31-Dec-02	45	1,354	298	98	1,795	12	1,783	1.7	253
Total Regional Countries									
31-Dec-04	**14,298**	**6,933**	**5,759**	**3,690**	**30,680**	**3,876**	**26,804**	**19.9**	**2,449**
31-Dec-03	9,039	5,345	4,858	1,286	20,528	2,543	17,985	15.9	1,764
31-Dec-02	8,085	3,997	3,454	908	16,444	1,777	14,667	13.7	1,693
Greater China									
31-Dec-04	**2,017**	**7,007**	**1,384**	**439**	**10,847**	**3,907**	**6,940**	**5.1**	**571**
31-Dec-03	1,968	5,943	1,038	352	9,301	3,340	5,961	5.2	639
31-Dec-02	2,482	4,311	233	648	7,674	2,536	5,138	4.8	504
Other OECD									
31-Dec-04	**4,878**	**7,012**	**1,937**	**2,215**	**16,042**	**943**	**15,099**	**11.2**	**911**
31-Dec-03	5,494	5,355	3,059	1,129	15,037	2,076	12,961	11.4	911
31-Dec-02	4,847	4,647	105	716	10,315	1,860	8,455	7.8	878
Other									
31-Dec-04	**195**	**121**	**19**	**5**	**340**	**68**	**272**	**0.2**	**74**
31-Dec-03	166	53	17	1	237	12	225	0.2	65
31-Dec-02	154	35	11	4	204	4	200	0.2	47
Grand Total									
31-Dec-04	**21,388**	**21,073**	**9,099**	**6,349**	**57,909**	**8,794**	**49,115**	**36.4**	**4,005**
31-Dec-03	16,667	16,696	8,972	2,768	45,103	7,971	37,132	32.7	3,379
31-Dec-02	15,568	12,990	3,803	2,276	34,637	6,177	28,460	26.5	3,122

Included in investments as at 31 December 2004 was an amount of $301 million, compared to $174 million as at 31 December 2003 that related to the dealing of debt and equity securities. Dealing and non-dealing securities as at 31 December were as follows:

	2004			2003		
$ million	Dealing	Non-dealing	Investments	Dealing	Non-dealing	Investments
Malaysia	**213**	**796**	**1,009**	14	728	742
Indonesia	**–**	**260**	**260**	4	75	79
Philippines	**1**	**1**	**2**	9	3	12
Thailand	**4**	**1,933**	**1,937**	32	212	244
South Korea	**26**	**456**	**482**	68	141	209
Five Regional Countries	**244**	**3,446**	**3,690**	127	1,159	1,286
Greater China	**27**	**412**	**439**	27	325	352
Other OECD	**26**	**2,189**	**2,215**	20	1,109	1,129
Other	**4**	**1**	**5**	–	1	1
Total	**301**	**6,048**	**6,349**	174	2,594	2,768

At the country level, the largest exposure was to Malaysia where the Group has a long-standing presence – $14.3 billion or 10.6% of Group assets as at 31 December 2004 against $12.7 billion or 11.2% of Group assets as at 31 December 2003. The second largest exposure was to Thailand, amounting to $7.9 billion or 5.9% of Group assets.

Top three direct exposure by country of operations


15
12
9
6
3
0
$ billion
12.7
14.3
Malaysia
2.4
7.9
Thailand
3.0
4.1
USA
31.12.03
31.12.04

Cross-border exposure

As at 31 December 2004, total direct cross-border exposure to the countries where the Group has a presence amounted to $29.8 billion, compared to $22.7 billion as at 31 December 2003. The top three direct cross-border exposures were United Kingdom, Malaysia and Hong Kong.



Top three direct cross-border exposure by country
$ billion
7.5
6.0
4.5
3.0
1.5
0
3.9
6.6
3.7
4.0
3.1
3.8
United Kingdom
Malaysia
Hong Kong
31.12.03
31.12.04

Cross-border exposure to countries outside Singapore (where UOB Group has a presence)

$ million	Loans to Non-bank	Loans to Bank	Government	Investments	Intra-Group	Total	% of Group assets
Malaysia							
31-Dec-04	**180**	**1,027**	**33**	**603**	**2,206**	**4,049**	**3.0**
31-Dec-03	192	826	34	465	2,230	3,747	3.3
31-Dec-02	130	471	35	342	1,393	2,371	2.2
Indonesia							
31-Dec-04	**199**	**63**	**5**	**260**	**139**	**666**	**0.5**
31-Dec-03	227	47	–	80	82	436	0.4
31-Dec-02	226	99	–	67	71	463	0.4
Philippines							
31-Dec-04	**–**	**4**	**–**	**2**	**52**	**58**	**–**
31-Dec-03	–	4	15	12	42	73	0.1
31-Dec-02	9	4	16	9	34	72	0.1
Thailand							
31-Dec-04	**95**	**104**	**–**	**1,451**	**76**	**1,726**	**1.3**
31-Dec-03	100	91	–	232	49	472	0.4
31-Dec-02	114	44	–	155	80	393	0.4
South Korea							
31-Dec-04	**32**	**1,517**	**–**	**482**	**31**	**2,062**	**1.5**
31-Dec-03	31	989	–	202	27	1,249	1.1
31-Dec-02	36	1,116	–	91	38	1,281	1.2
Total Regional Countries							
31-Dec-04	**506**	**2,715**	**38**	**2,798**	**2,504**	**8,561**	**6.3**
31-Dec-03	550	1,957	49	991	2,430	5,977	5.3
31-Dec-02	515	1,734	51	664	1,616	4,580	4.3
Greater China							
31-Dec-04	**656**	**3,482**	**–**	**195**	**4,015**	**8,348**	**6.2**
31-Dec-03	577	2,824	–	111	3,553	7,065	6.2
31-Dec-02	651	1,573	–	180	2,868	5,272	4.9
Other OECD							
31-Dec-04	**897**	**8,193**	**238**	**1,917**	**1,472**	**12,717**	**9.5**
31-Dec-03	841	5,310	7	861	2,517	9,536	8.4
31-Dec-02	420	5,901	7	371	2,238	8,937	8.3
Other							
31-Dec-04	**–**	**6**	**–**	**5**	**116**	**127**	**0.1**
31-Dec-03	–	10	–	1	110	121	0.1
31-Dec-02	–	4	–	4	101	109	0.1
Grand Total							
31-Dec-04	**2,059**	**14,396**	**276**	**4,915**	**8,107**	**29,753**	**22.1**
31-Dec-03	1,968	10,101	56	1,964	8,610	22,699	20.0
31-Dec-02	1,586	9,212	58	1,219	6,823	18,898	17.6

Balance Sheet Risk Management

Balance sheet risk is defined as the potential change in earnings arising from the effect of movements in interest rates and foreign exchange rates on the structural banking book of the Group that is not of a trading nature.

The Asset Liability Committee (ALCO), under delegated authority from the Board of Directors, approves policies, strategies and limits in relation to the management of structural balance sheet risk exposures. This risk is monitored and managed within a framework of approved policies and advisory limits by Risk Management & Compliance sector – Asset Liability Management and is reported monthly to ALCO. The decisions of ALCO and its monthly risk management reports are reviewed by the Executive Committee of the Board and by the Board of Directors. On a tactical level, Global Treasury – Asset Liability Management is responsible for the effective management of the balance sheet risk in the banking book in accordance with the Group's approved balance sheet risk management policies.

In carrying out its business activities, the Group strives to meet customers' demands and preferences for products with various interest rate structures and maturities. Sensitivity to interest rate movements arises from mismatches in the repricing dates, cash flows and other characteristics of assets and liabilities. As interest rates and yield curves change over time, the size and nature of these mismatches may result in a gain or loss in earnings. In managing balance sheet risk, the primary objective, therefore, is to monitor and avert significant volatility in Net Interest Income (NII) and Economic Value of Equity (EVE). For instance, when there are significant changes in market interest rates, the Group will adjust its lending and deposit rates to the extent necessary to stabilise its NII.

The balance sheet interest rate risk exposure is quantified using a combination of dynamic simulation modelling techniques and static analysis tools, such as maturity/repricing schedules. The schedules provide a static indication of the potential impact on interest earnings through gap analysis of the mismatches of interest rate sensitive assets, liabilities and off-balance sheet items by time bands, according to their maturity (for fixed rate items) or the remaining period to their next repricing (for floating rate items).

In general, interest rate risk will arise when more assets/liabilities than liabilities/assets are repriced in a given time band of a repricing schedule. A positive interest rate sensitivity gap exists where more interest sensitive assets than interest sensitive liabilities reprice during a given time period. This tends to benefit NII when interest rates are rising. Conversely, a negative interest rate sensitivity gap exists where more interest sensitive liabilities than interest sensitive assets reprice during a given time period. This tends to benefit NII when interest rates are falling. Interest rate sensitivity may also vary during repricing periods and among the currencies in which the Group has positions. The table in Note 43(c) to the financial statements represents the Group's interest rate risk sensitivity based on repricing mismatches as at 31 December 2004. The Group had an overall positive banking book interest rate sensitivity gap of $8,873 million, which represents the net difference in the interest rate sensitive assets and liabilities across the time periods. The actual effect on NII will depend on a number of factors, including variations in interest rates within the repricing periods, variations among currencies, and the extent to which repayments are made earlier or later than the contracted dates. The interest rate repricing profile, which includes lending, funding and liquidity activities, typically leads to a negative interest rate sensitivity gap in the shorter term.

Complementing the static analysis is the dynamic simulation modelling process. In this process, the Group applies both the earnings and EVE approaches to measuring interest rate risk. The potential effects of changes in interest rates on NII are estimated by simulating the future course of interest rates, expected changes in the Group's business activities over time, as well as the effect of embedded options in the form of loans subject to prepayment and of deposits subject to preupliftment. The changes in interest rates are simulated using different interest rate scenarios depicting changes in the shape of the yield curve, including high and low rates, positive and negative tilt scenarios and implied forward interest rates.

EVE is simply the present value of the Group's assets less the present value of the Group's liabilities, currently held by the Group. In EVE sensitivity simulation modelling, the present values for all the Group's cash flows are computed, with the focus on changes in EVE under various interest rate environments. This economic perspective measures interest rate risk across the entire time spectrum of the balance sheet, including off-balance sheet items.

Stress testing is also performed regularly on balance sheet risk to determine the sensitivity of the Group's capital to the impact of more extreme interest rate movements. This stress testing is conducted to assess that even under more extreme market movements, for example, the Asian crisis, the Group's capital will not deteriorate beyond its approved risk tolerance. Such tests are also performed to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. The results of such stress testing are presented to ALCO, the Executive Committee of the Board and the Board of Directors.

The risks arising from the trading book, for example, interest rates, foreign exchange rates and equity prices, are managed and controlled under the market risk framework that is discussed under the section 'Market Risk Management' on pages 48 to 51.

Liquidity Risk Management

Liquidity risk is defined as the potential loss arising from the Group's inability to meet its contractual obligations when due. Liquidity risk arises in the general funding of the Group's activities and in the management of its assets and liabilities, including off-balance sheet items. The Group maintains sufficient liquidity to fund its day-to-day operations, meet customer deposit withdrawals either on demand or at contractual maturity, meet customers' demand for new loans, participate in new investments when opportunities arise, and repay borrowings as they mature. Hence, liquidity is managed to meet known as well as unanticipated cash funding needs.

Liquidity risk is managed within a framework of liquidity policies, controls and limits approved by ALCO. These policies, controls and limits ensure that the Group maintains well-diversified sources of funding, as well as sufficient liquidity to meet all its contractual obligations when due. The distribution of sources and maturities of deposits is managed actively in order to ensure cost-effective and continued access to funds and to avoid a concentration of funding needs from any one source. Important factors in assuring liquidity are competitive pricing in interest rates and the maintenance of customers' confidence. Such confidence is founded on the Group's good reputation, the strength of its earnings, and its strong financial position and credit rating.

The management of liquidity risk is carried out throughout the year by a combination of cash flow management, maintenance of high-quality marketable securities and other short-term investments that can be readily converted to cash, diversification of the funding base, and proactive management of the Group's 'core deposits'. 'Core deposits' is a major source of liquidity for the Group. These 'core deposits' are generally stable non-bank deposits, like current accounts, savings accounts and fixed deposits. The Group monitors the stability of its 'core deposits' by analysing their volatility over time.

In accordance with the regulatory liquidity risk management framework, liquidity risk is measured and managed on a projected cash flow basis. The Group is required to monitor liquidity under 'business as usual' and 'bank-specific crisis' scenarios. Liquidity cash flow mismatch limits have been established to limit the Group's liquidity exposure. The Group has also identified certain early warning indicators and established the trigger points for possible contingency situations. These early warning indicators are monitored closely so that immediate action can be taken. On a tactical daily liquidity management level, Global Treasury – Asset Liability Management is responsible for effectively managing the overall liquidity cash flows in accordance with the Group's approved liquidity risk management policies and limits.

Liquidity contingency funding plans have been drawn up to ensure that alternative funding strategies are in place and can be implemented on a timely basis to minimise the liquidity risks that may arise upon the occurrence of a dramatic change in market conditions. Under the plans, a team comprising senior management and representatives from all relevant units will direct the business units to take certain specified actions to create liquidity and continuous funding for the Group's operations.

Overseas banking branches and subsidiaries must comply with their local regulatory requirements with regard to liquidity and will operate on being self-sufficient in funding capabilities, whenever possible. However, the Group's Head Office in Singapore will provide funding to them on an exceptional basis, for instance, during a stressed liquidity crisis when they are unable to borrow sufficient funds for their operational needs or when it is cheaper to fund through Head Office.

The table in Note 43(d) to the financial statements shows the maturity mismatch analysis of the Group's nearer and longer-term time bands relating to the cash inflows and outflows based on contractual classifications arising from business activities. The projected net cash outflow in the 'Up to 7 days' time band comprises mainly customers' current accounts and savings accounts that are repayable on demand. However, when these customer deposits are adjusted for behavioural characteristics, the projected net cash outflow in the 'Up to 7 days' time band is very much reduced as they are adjusted out to the longer-term time bands due to the stable nature of these customer deposits.

Sources of Deposits

The Group has access to diverse funding sources. Liquidity is provided by a variety of both short-term and long-term instruments. The diversity of funding sources enhances funding flexibility, limits dependence on any one source of funds, and generally lowers the overall cost of funds. In making funding decisions, management considers market conditions, prevailing interest rates, liquidity needs, and the desired maturity profile of the Group's liabilities.

Non-bank customers' fixed deposits, savings and other deposits continued to form a significant part of the Group's overall funding base in the year under review. As at 31 December 2004, these customer deposits amounted to $79,019 million and accounted for 74% of total Group deposits. Bankers' deposits, on the other hand, amounted to $28,194 million and formed the remaining 26% of total Group deposits. In terms of deposit mix, fixed deposits comprised the majority of the funding base at 48%, followed by savings and other deposits at 26%. Bankers' deposits are also used by the Group to capitalise on money market opportunities and to maintain a presence in the inter-bank money markets.

Sources of Deposits – 2004	$ million	%
Customer deposits		
Fixed deposits	**50,933**	**48**
Savings and other deposits	**28,086**	**26**
	79,019	**74**
Bankers' deposits	**28,194**	**26**
Total deposits	**107,213**	**100**

Sources of Deposits – 2003	$ million	%
Customer deposits		
Fixed deposits	**45,801**	**52**
Savings and other deposits	**24,062**	**27**
	69,863	**79**
Bankers' deposits	**18,839**	**21**
Total deposits	**88,702**	**100**

Sources of deposits – 2004


26%
26%
48%
Fixed deposits
Savings and other deposits
Bankers' deposits

Sources of deposits – 2003


27%
21%
52%
Fixed deposits
Savings and other deposits
Bankers' deposits

Market Risk Management

Market risk is defined as the potential loss in market value of a given portfolio that can be expected to be incurred arising from changes in market prices, namely, interest rates, foreign exchange rates, equity prices, credit spreads and option volatility relating to all the above rates or prices.

The Group is exposed to market risk in its trading portfolio because the values of its trading positions are sensitive to changes in market prices and rates.

Market risk is managed using a framework of market risk management policies and risk control procedures, as well as notional, greeks, risk and loss limits. These limits are proposed by every trading desk/division (including the Group's overseas operations), reviewed by Risk Management & Compliance sector – Market Risk Management and approved by ALCO annually. ALCO also reviews and approves new limits or changes to existing limits as and when these are proposed. The powers of ALCO are delegated by the Executive Committee of the Board whose powers are, in turn, delegated by the Board of Directors. The monitoring of market risk trading limits and the reporting of any limit excess and ratification are carried out independently by the Middle Office.

There is no single risk statistic that can reflect all aspects of market risk. The most common approaches are Value-at-Risk (VaR) and stress testing. These risk measures, taken together, provide a more comprehensive view of market risk exposure than any one of them individually. VaR is a measure of the dollar amount of potential loss from adverse market movements under a normal market environment. Statistical models of risk measurement, such as VaR, provide an objective and independent assessment of how much risk is being taken. They also allow consistent and comparable measurement of risks across financial products and portfolios.

Market risk is measured using VaR methodologies, namely, variance-covariance and historical simulation models based on historical market data changes for the past 260 days within a 95% confidence level and assuming a one-day trading horizon.

The variance-covariance methodology is a parametric approach that assumes returns are normally distributed. Under this methodology, a matrix of historical volatilities and correlations is computed from the past 260 days' market data changes. VaR is then computed by applying these volatilities and correlations to the current portfolio valued at current price levels.

The historical simulation methodology is a non-parametric approach that does not make any underlying assumption about the distribution of returns. The method assumes that actual observed historical changes in market rates, such as interest and foreign exchange rates, reflect future possible changes. It uses historical price changes for the past 260 days to compute the returns of the portfolio and a VaR figure is then obtained from the actual distribution of these returns of the portfolio based on a 95 percentile.

The VaR calculations are performed for all material trading portfolios.

However, there are certain limitations to the VaR methodologies. They do not reflect the extent of potential losses that may occur beyond the 95% confidence level or that may occur for positions that could not be liquidated within the one-day trading horizon. In addition, historical data may not accurately reflect price changes that are likely to occur in the future and all VaR methodologies are dependent on the quality of available market data. Hence, to evaluate the robustness of the VaR model, daily 'back testing' of VaR estimates are conducted against hypothetical losses. This is carried out in accordance with the Group's Back Testing Policy, as approved by ALCO.

To overcome the limitations of VaR as well as to complement VaR, stress and scenario tests are performed on the trading portfolios. These serve to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. While VaR estimates the Group's exposure to events in normal markets, stress testing discloses the risks under plausible events in abnormal markets. Portfolio stress testing is integral to the market risk management process and, together with VaR, are important components in risk measurement and control tools.

Stress tests are performed in accordance with the Group's Stress Testing Policy, as approved by ALCO. The Group's corporate stress tests are built around changes in market rates and prices that result from pre-specified economic scenarios, such as historical market events as well as hypothetical sensitivity analysis, and assume that no action is taken during the stress event to mitigate risks, reflecting the decreased liquidity that frequently accompanies market shocks.

Some examples of stress tests that are performed include daily worst-case VaR based on the worst price changes experienced within the past 260 days and on historical events, for instance, the 1997/1998 Asian Financial Crisis, the 2000/2001 New Economy Crisis and the June – August 2002 Investor Confidence Crisis. Hypothetical sensitivity analysis includes parallel yield curve shifts, steepening and flattening of yield curves at different pivot tenor points for major trading currencies, equity price stress test, as well as FX stress test for pegged and Asian currencies.

As with VaR, stress test calculations are performed for all material trading portfolios.

The VaR, stress and scenario testing results are reported to ALCO, the Executive Committee of the Board and the Board of Directors in accordance with the frequency that they meet.

The risks taken by the Group are measured against corresponding rewards to ensure that returns are commensurate with the risks taken. A risk-reward measure of Earnings-at-Risk (EaR) is used as a standard measurement of the risks against corresponding rewards across different products and business types. EaR is used as a benchmark in the setting of risk limits against prospective earnings.

Group Daily Diversified VaR – 2004


10%
11%
79%
Equity/ volatility risk
Foreign exchange risk
Interest rate risk

Group Daily Diversified VaR – 2003


38%
44%
18%
Equity/ volatility risk
Foreign exchange risk
Interest rate risk

Value-at-Risk (VaR)

The risks taken by the Group, as reflected by the level of VaR, are dependent on the level of exposure taken by the Group, and the level of market prices for the relevant period that is used in the computation of VaR.

The Group's Daily Diversified VaR, as at 31 December 2004, was $7.71 million and comprised mainly interest rate risk – including credit spread risk (79%), foreign exchange risk (11%) and equity/volatility risk (10%).

The Group's Daily Diversified VaR for 2004, averaging $4.39 million, ranged between a low of $2.07 million and a high of $10.02 million.

Group Daily Diversified VaR for 2004

$ million	31-Dec-04	High	Low	Average
Interest rate	7.97	9.55	0.39	3.48
Foreign exchange	1.09	3.34	0.52	1.38
Equity/volatility	1.00	4.16	0.41	1.58
Diversification effect	(2.39)	NM	NM	(2.03)
Total VaR	7.71*	10.02	2.07	4.39*

Group Daily Diversified VaR for 2003

$ million	31-Dec-03	High	Low	Average
Interest rate	2.30	2.82	1.17	1.82
Foreign exchange	1.05	5.81	0.60	1.43
Equity/volatility	2.62	3.76	0.64	1.75
Diversification effect	(1.94)	NM	NM	(1.90)
Total VaR	4.03*	6.81	1.95	3.11*

NM denotes 'Not Meaningful' to compute diversification effect because the high and low may occur on different days for different risk types.

* Due to rounding


Group Daily Diversified VaR Distribution for 2004
Number of Days
125
100
75
50
25
0
0
27
73
57
18
4
0
16
27
18
6
3
4
0
≤ 1.8
1.8 - 2.5
2.5 - 3.2
3.2 - 3.9
3.9 - 4.6
4.6 - 5.3
5.3 - 6.0
6.0 - 6.7
6.7 - 7.4
7.4 - 8.1
8.1 - 8.8
8.8 - 9.5
9.5 - 10.2
> 10.2
Number of days: 253
Low: $2.07 million
High: $10.02 million
Average: $4.39 million
Diversified VaR ($ million)


Group Daily Diversified VaR Distribution for 2003
Number of Days
125
100
75
50
25
0
0
61
88
70
26
6
0
0
1
0
0
0
0
0
≤ 1.8
1.8 - 2.5
2.5 - 3.2
3.2 - 3.9
3.9 - 4.6
4.6 - 5.3
5.3 - 6.0
6.0 - 6.7
6.7 - 7.4
7.4 - 8.1
8.1 - 8.8
8.8 - 9.5
9.5 - 10.2
> 10.2
Number of days: 252
Low: $1.95 million
High: $6.81 million
Average: $3.11 million
Diversified VaR ($ million)

The Group's daily trading income for 2004, averaging $0.40 million, ranged between a low of $(12.18) million and a high of $12.36 million:


Group Daily Trading Income Distribution for 2004
Number of Days
125
100
75
50
25
0
5
5
8
30
56
85
41
11
4
5
1
2
0
≤ (8.0)
(8.0) - (6.0)
(6.0) - (4.0)
(4.0) - (2.0)
(2.0) - 0
0 - 2.0
2.0 - 4.0
4.0 - 6.0
6.0 - 8.0
8.0 - 10.0
10.0 - 12.0
12.0 - 14.0
> 14.0
Number of days: 253
Low: $(12.18) million
High: $12.36 million
Average: $0.40 million
Profit and Loss ($ million)


Group Daily Trading Income Distribution for 2003
Number of Days
125
100
75
50
25
0
2
1
0
8
64
119
47
11
0
0
0
0
0
≤ (8.0)
(8.0) - (6.0)
(6.0) - (4.0)
(4.0) - (2.0)
(2.0) - 0
0 - 2.0
2.0 - 4.0
4.0 - 6.0
6.0 - 8.0
8.0 - 10.0
10.0 - 12.0
12.0 - 14.0
>14.0
Number of days: 252
Low: $(9.24) million
High: $5.15 million
Average: $0.75 million
Profit and Loss ($ million)

Operational Risk Management

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Potential loss may be in the form of financial loss or other damages, for example, loss of reputation and public confidence that will impact the Group's credibility and ability to transact, maintain liquidity and obtain new business.

Operational risk is managed through a framework of policies, techniques and procedures as approved by the Management Committee (MC) under its delegated authority from the Board of Directors. The decisions of the MC and its monthly risk management reports are reviewed by the Executive Committee of the Board.

This framework of techniques and procedures encompasses the following:
- building of Operational Risk Profiles (ORPs);
- conduct of Operational Risk Self Assessment (ORSA) based on the ORPs;
- development of an Operational Risk Action Plan (ORAP);
- monitoring of Key Operational Risk Indicators (KORIs);
- collection and analysis of operational risk events/loss data;
- monitoring and reporting of operational risk issues.

The building of ORPs involves risk identification, the assessment of inherent or absolute risks, as well as the identification and classification of management controls. The methodology provides the tool for the profiling of significant operational risks to which business and support units are exposed. These units then define the key management policies/procedures/controls that have been established to address the identified operational risks.

As part of the continual assessment, ORSA provides the business/support heads with an analytical tool to identify the wider operational risks, assess the adequacy of controls over these risks, and identify control deficiencies at an early stage so that timely action can be taken.

Where actions need to be taken, these are documented in the form of an ORAP for monitoring and reporting to top management.

KORIs are statistical data that are collected and monitored by business units on an on-going basis for the early detection of potential areas of operational control weakness. Trend analysis is carried out to determine whether there are systemic issues to be addressed.

A database for collection of operational risk events and losses has been established to enable the future use of advanced approaches for quantification of operational risks. Additionally, the analysis of operational risk events and sharing of lessons learnt help to further strengthen the operational risk management capability of the business units.

Included in the overall framework of operational risk is the disciplined product programme process. This process aims to ensure that the risks associated with each new product/service are identified, analysed and managed.

For the implementation of all online products and services, extra care and precautionary measures are taken to address and protect customers' confidentiality and interests. Clear instructions are also posted on the Group's website to advise and educate customers on the proper use and safekeeping of their access identification and passwords.

As part of the Group's comprehensive operational risk framework, an enhanced Group-wide Business Contingency Plan has been developed. In addition, in line with the increasing need to outsource internal operations in order to achieve cost efficiency, a Group policy has been established to regulate the outsourcing of services to third parties.

Risk transfer mechanisms, such as insurance, to mitigate the risk of high impact loss events also form part of this framework. Identified operational risks with relatively high residual risk assessment ratings and new risks that are beyond the control of the Group will be scrutinised for insurability.

Legal risk is part of operational risk. Legal risk arises from inadequate documentation, legal or regulatory incapacity or insufficient authority of customers and uncertainty in the enforcement of contracts. This is managed through consultation with the Group's legal counsel and external counsel to ensure that legal advice is appropriately taken where necessary.

As part of preparations to comply with Basel II, the Group has started mapping all its business activities to the eight Business Lines as defined by the Basel Committee on Banking Supervision.

Group Compliance

Group Compliance is an independent function that helps to identify, assess and monitor the Bank's compliance risk, that is, the risk of financial or reputational loss arising from failure to comply with all applicable laws, regulations, codes of conduct and standards of good practice relating to the business activities of the Bank. Group Compliance also advises and reports on the Bank's compliance risk.

To fulfill its role, Group Compliance has drawn up policies, guidelines and procedures in line with applicable laws, rules and standards to provide guidance to business units in their day-to-day activities. These include guidelines and procedures for the sale of investment products, opening of accounts and prevention of money laundering and terrorists financing activities. Additional guidelines and procedures are implemented in business units to avoid and mitigate conflicts of interests. Regular training sessions are held to create and heighten staff awareness of applicable laws, rules and standards.

Group Compliance achieves its objectives through a team of dedicated Compliance Officers in key business lines and support units, including the Group's overseas branches and subsidiaries. Overseas compliance officers carry out monitoring programmes in line with the relevant laws, regulations, policies and procedures in their respective countries, and report to the Head of Group Compliance who provides them with support and guidance to perform their tasks.

Group Compliance works closely with business units to manage the Bank's compliance risks.

Growing year on year

Amidst keen competition, 2004 has seen the Bank flourish and grow. We have improved performance, refined processes, honed skills and created new businesses. Both locally and overseas, we continued to tap on opportunities for further growth and have been rewarded for our efforts.

Individual Financial Services

Our Individual Financial Services covers Personal Financial Services and High Networth Banking.

Personal Financial Services serves individual customers including our mass affluent segment of 121 customers.

A comprehensive range of products and services caters to the financial needs of our individual customers at their various life stages. Products and services for individual customers include deposits, loans, investments as well as credit and debit cards. Personal Financial Services also sells and distributes a range of life insurance products. These services are made available through our extensive network of branches, self-service machines, phone banking and through the Internet. UOB Personal Bankers also provide financial planning services.

Privilege Banking provides personalised service to wealthy and affluent customers, offering an extensive range of wealth management products and services. Our dedicated team of Relationship Managers are trained professionals who will help manage and grow each client's portfolio.

For sophisticated investors and high networth individuals, Private Banking provides an elevated level of personal service and confidential consultation. Backed by sound expertise and access to all lines of financial products globally, Private Banking delivers customised solutions in portfolio management and advice in estate and tax planning across jurisdictions for wealth preservation and enhancement.

In 2004, at the global level, our Individual Financial Services business reported profit before tax of $504 million, up 19.7% from 2003. The increase was primarily due to higher fee income from structured products and lower loan provisions.

Personal Financial Services

Through competitive pricing and innovative products, Personal Financial Services continued to grow our customer base.

We maintained our leadership position in the card business with close to a million credit cards issued by end of 2004.

1 UOB continues to be a trendsetter in the card business – the introduction of the UOB Visa Mini Debit Card was an Asia-Pacific first

2 The UOB Tiger Airways Visa Gold Smart Card and UOB Visa TX Card are examples of innovative products targeted at niche markets

3 The 'Grow Practical' series was introduced to build stronger customer relationships and address the financial needs of individuals as they go through various life stages

4 The Junior Savers Account, specially designed for children, helps build customer loyalty from a young age


UOB
VISA
Introducing the new
UOB VISA MINI DEBIT
1

With a growth rate of 7.5%, we achieved a market share of 25%. For Visa debit cards, we remained the industry leader with more than 300,000 active debit cards in the market. Year-on-year, debit card spend increased by 35.5% and UOB debit cards account for nearly 70% of retail spending on Visa debit cards in Singapore.

Our initiatives in 2004 were focused on building stronger customer relationships and meeting the needs of our customers. We introduced the 'Grow Practical' series to address the financial needs of our customers as they move into various life stages – Under 21s, Young Executives, Young Families & Individuals, Mature Families & Individuals, and Seniors. Our wide spectrum of products ranges from Savings Accounts for the young, Housing Loans for the adults to Insurance Plans for those in their golden years. Our product offerings demonstrate our commitment to nurture long-term relationships. As our customers' financial needs and outlook change at each stage in life, the Bank will grow with them and their needs.

With a customer-centric infrastructure in place, supported by technology and enhanced data mining capabilities, we are able to offer services and products that are appropriate to the needs of each of our customer segments. The Customer Relationship Management (CRM) platform also helps us to deliver a consistent level of service to our customers across all our service channels.

At the start of the year, we launched the Junior Savers Account, specially designed for children. It is a unique savings account that comes with free life insurance coverage.

For the young and trendy, we re-launched the TX Account with enhanced features and benefits, focusing on offering convenience as well as a host of privileges and great savings when our young customers dine, relax or entertain with their UOB Visa TX Cards. In line with this, we were also the first bank in the Asia-Pacific to launch the Visa Mini Debit Card, targeted at the Youth and Young Executives market.

To help young families set up home, we re-launched UOB FirstZero Home Loan, a loan package that gives customers more savings with its 0% interest for the first year. Launched successfully in June 2003, the UOB FirstZero Home Loan was and continues to be a unique product in the market in Singapore. In the later part of the year, we launched another innovative loan product, UOB HomePlus, that offers customers the flexibility to manage their cashflow and the opportunity to earn competitive interest rates on their deposits placed in their UOB i-Account.

To end the year, we conducted the 'UOB Grow for Life' Draw to reward our customers in recognition of their long-term banking relationships with us. The top winner received a prize of his choice – Cash for Life, Free Flights for Life, or a Porsche for Life, worth $200,000. In line with our strategy of offering products and services that are appropriate to customer needs, the prizes were carefully chosen to appeal to our different customer segments.


Mummy says I have a
UOB Junior
Savers Account.
She says it will be good for me...
Mummy knows best.
Humphrey
UOB Junior
savers account


UOBbank
VISA

2.....



for your child
for young families and individuals
Practical Money
for living well
for mature families and individuals
for young executives

3.....

.....4



High Networth Banking
High Networth Banking sector achieved accelerated growth and important milestones in 2004. The opening of our Wealth Management Centres and introduction of customised products for our premium clients provided the platform and momentum for new business expansion.

Our Wealth Management Centres in Raffles Place and Orchard Road, among the largest and most luxurious in Singapore, were opened in March 2004. The opening of the Centres demonstrates the importance we place on the top tiers of consumer banking customers, and on delivering exclusive and personalised service to them. The concept of an integrated service hub extends beyond financial matters as clients enjoy travel services as well as attend seminars in-house.

Maestro, a product series specially created for our elite clients in 2004, was very well-received. This product range demonstrated our investment specialists' ability to react promptly to evolving market potential, thus helping clients to take advantage of the timely opportunities to grow their portfolio. In recognition of their status, we continue to enhance their experience by extending benefits such as the complimentary Elite Visa Platinum Credit Card.

Institutional Financial Services

Our Institutional Financial Services comprises Commercial Credit, Corporate Banking, Structured Trade & Commodity Finance, Corporate Finance and Capital Markets.

Commercial Credit sector has established a good record of meeting the regional requirements of small and medium-sized enterprises (SMEs) through the forging of strong relationships and the provision of a full spectrum of products and services.

Corporate Banking sector offers banking, financing and advisory services to the middle market, large local corporate groups and multinational corporations.

Structured Trade & Commodity Finance sector works closely with Commercial Credit and Corporate Banking to create special financing packages for large local and international commodity traders.

Corporate Finance offers its expertise to corporations at local, regional and global levels to manage and underwrite equity capital transactions such as Initial Public Offerings (IPOs) and other secondary fund raising exercises. In addition, it also provides advisory services in relation to mergers and acquisitions, corporate restructuring and valuation.

Capital Markets specialises in providing solution-based structures to meet clients' financing requirements, as well as for the issue of debt and quasi-debt securities and loan syndications.

At the global level, our Institutional Financial Services business grew by 16.4% to $794 million in net profit before tax in 2004. The better performance was attributed mainly to stronger fee income from capital market and trade-related activities and lower loan provisions.

Commercial Credit
With economic recovery in year 2004, the operating environment for SMEs also improved. Our SME loan portfolio grew as businesses invested in fixed assets and increased their inventory holding in anticipation of higher sales. SMEs performed better in 2004 resulting in better returns on our loan portfolio through lower provisions.


StarHub
StarHub Ltd
Initial Public Offering
20 September 2004

6

5 *Our Wealth Management Centres, among the largest and most luxurious in Singapore, provide our high networth customers with the convenience of an integrated service hub*

6 *The Bank was Joint Lead-Manager for StarHub's IPO which was over two times subscribed*

To better meet the SMEs' expanding regional requirements, we set up the Global Business Development Division in early 2004 to focus on regional and overseas business opportunities.

In retail banking, we introduced new products including SME CASH – an unsecured revolving facility, and improved our loan approval system to better serve the large number of new and emerging companies.

Corporate Banking

In Singapore, Corporate Banking fared well in an environment of increased competition, greater disintermediation via REITs and asset securitisation and modest loan demand in 2004. Despite the intense competition, we continued to strengthen and widen our customer base and intensify cross-selling initiatives covering the full spectrum of UOB's products and services.

Leveraging on the strong relationship with Singapore Technologies Telemedia (ST Telemedia) group, we extended a three-year US$100 million transferable loan facility to a subsidiary of ST Telemedia. ST Telemedia is a leading information-communications company with operations and investments in the Asia-Pacific, Americas and Europe.

As the major banker of StarHub, the Bank was also appointed Joint Lead-Manager for StarHub's IPO. Listed on the SGX on 13 October 2004 at an IPO price of $0.95, StarHub's IPO was over two times subscribed and raised gross proceeds of approximately $457.7 million.

In addition, we co-managed the $130 million five-year bonds issued by Yellow Pages (Singapore) to refinance the previous syndicated loan.

We have strengthened our capabilities in the origination, underwriting and distribution of corporate debt papers and in specialised project financing. The groundwork has been laid for our greater involvement in the origination and underwriting of REITs, mezzanine debts, asset securitisation and debt capital issues, in close collaboration with Global Treasury.

We continued our role as Global Relationship Managers (GRMs), linking our customers' regionalisation plans to our overseas branches. The GRM role will continue to take centre stage as the Bank expands its regional presence.

Cash Management continues to widen its range of services, including expanding the business Internet banking capability to our regional market to meet the requirements of our corporate customers.

Structured Trade & Commodity Finance

Since its inception in 2002, Structured Trade & Commodity Finance has not only broadened the range of commodities and merchandise financed by the Bank but has also expanded its coverage to service trade business in the branches/subsidiaries in Hong Kong and the ASEAN countries. Besides enlarging the trade finance customer base, this activity has contributed to the increased volume of trade transactions as well as fee and commission income. Overall performance has been satisfactory.

Corporate Finance

In Singapore, Corporate Finance was involved in and completed eight IPOs and one advisory deal in 2004.

We lead-managed six IPOs which raised a total of $186.9 million in proceeds. Of the six IPOs, three were China-based. We were Co-Lead Manager of the Placement and Joint Lead-Manager of the Public Offer of Starhub which offered 481.771 million shares (excluding the over-allotment shares) to investors at an offering price of $0.95 in the year's largest equity offering. We also coordinated the Public Offer in the IPO of Petra Foods.

In addition, we were the Financial Adviser to United International Securities on its proposed merger with Overseas Union Securities by way of a scheme of arrangement.

Global Treasury

Global Treasury offers a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading and futures broking, as well as an array of structured products. We are the foremost provider of bank note services in the region and the only bank in Singapore to offer the full gamut of gold products.

Despite the challenges in 2004, Global Treasury capitalised on its strengths and competitive advantage in strategic markets, achieving a profit before tax of $229 million. Revenue for the sector was driven by sustained growth in our fee-based income, particularly from the increase in sales of structured products, treasury services and contributions from overseas countries.

In Singapore, we bolstered our proprietary trading capabilities in Asian currencies, and established our role as a key market-maker in Singapore dollar treasury instruments. In addition, our trading profile was raised to capture a larger external transaction flow given to support our trading activities.

In line with increased customer demand for yield-enhancement products, structuring capabilities in foreign exchange, interest rate, credit and equity instruments were also strengthened to expand our range of structured product offerings. As part of the continuous efforts to structure new and innovative products, Global Treasury closed Asia's first managed multi-sector synthetic Collateralised Debt Obligation (CDO) in April 2004 with a notional value of US$1 billion. In the second half of 2004, we executed two CDO transactions of total notional value US$1.4 billion.

Asset Management

Our Asset Management business encompasses asset management, venture capital management and proprietary investment activities. At the global level, the Asset Management business recorded a lower profit before tax of $141 million for 2004. The decrease was due to lower trading gains partially offset by higher fee income resulting from the increase in assets under management.

Through our subsidiaries in Singapore, Malaysia, China, Taiwan, France and USA, we provide asset management service to institutional clients as well as retail customers with a broad array of investment products.

At the end of 2004, global assets under management and advice and committed capital reached $25.4 billion. Assets under management totalled $25 billion, while committed capital was $477 million. This represents an increase of $3.5 billion or 16% from end-2003.

UOB Asset Management

UOB Asset Management (UOBAM) continues to be active in the CDO marketplace, with the launch of three CDO transactions in 2004, comprising United Multi-Sector CDO I (US$1 billion), United Global CDO^2 I (US$700 million) and United Global CDO^2 II (US$700 million). At end-2004, it had 16 CDOs totaling $14.5 billion under its management and advice.

UOBAM launched six new unit trusts in Singapore, comprising two capital protected funds, two conventional funds, an Islamic fund and a bond fund. This brings to 60 the total number of Singapore funds and sub-funds under management by year-end, with total Singapore retail funds under management totalling $2.6 billion. At end-2004, retail funds under management at UOB-OSK Asset Management (Malaysia) and BoA Asset Management (Thailand) amounted to $0.6 billion and $1.2 billion respectively.

UOBAM continued to gain recognition for its strong performance in managing funds by winning six awards at The Edge-Lipper Singapore Unit Trust Awards 2004 and four awards at the Standard & Poor's Investment Funds Award Singapore 2005, bringing the total number of awards clinched since 1996 to more than 80 throughout the region. UOBAM's institutional assets under management (excluding CDOs) had risen by 14.7% to $6.1 billion at end-2004.

UOB Venture Management

UOB Venture Management (UOBVM) specialises in venture capital and direct equity investments. As at end-2004, the subsidiary managed and advised eight funds totalling $459 million in committed capital.

UOBVM also launched the UOB JAIC Venture Bio Investments Fund in 2004. This fund is jointly managed by UOB Bioventures Management and JAIC Asia Capital and will invest in unlisted biomedical sciences companies worldwide.

UOBVM was also appointed as the Investment Adviser for the ASEAN China Investment Fund in 2004.

UOB Global Capital

UOB Global Capital (UOBGC) is our global asset management subsidiary. In 2004, it launched the ASEAN China Investment Fund with a first closing of $122 million. This private equity fund invests in companies that are expected to benefit from the increasing intra-regional trade between ASEAN and China. Key investors in the Fund include the Asian Development Bank, the China Development Bank, Japan Asia Investment Co, The State Secretariat of Economic Affairs of Switzerland and Proparco (The French Investment and Promotion Company for Economic Cooperation).

UOBGC further strengthened its hedge fund activities in 2004. It now has assets of approximately US$1 billion including a number of funds offering various strategies; that of a US long/short value, a concentrated value strategy as well as an Asian Multi-Strategy. The strategies are offered through both domestic US products as well as offshore versions of the funds.

The mutual fund family in Dublin, Ireland, was further expanded to include the UOB Kinetics Small Cap Fund. This fund complex, which now has four separate sub-funds, has assets under management exceeding US$250 million.

UOBGC also enhanced its private placement capabilities with the establishment of a US Broker-Dealer entity.

International

2004 was a year of significant milestones for our international operations as we expanded our banking presence in Southeast Asia.

In July 2004, we completed our largest acquisition outside Singapore when we acquired an 80.8% stake in Bank of Asia (BOA), the ninth largest bank by asset size in Thailand. The acquisition has enlarged UOB's banking presence in Thailand by more than three times in terms of assets and branches. Our shareholding in BOA increased further to close to 97% as at end-2004 after a mandatory tender offer and purchases through market transactions effected on the Stock Exchange of Thailand.

In Indonesia, we acquired a 23% stake in PT Bank Buana Indonesia (Bank Buana), enabling us to extend our reach into the vast Indonesian market. In addition, our banking subsidiary, PT Bank UOB Indonesia (UOBI), continued to expand its presence in Indonesia when it opened a new branch in Medan in December.

The acquisitions and expansion are in line with our mission to be a premier bank in the Asia-Pacific region and will position us to compete more effectively and grow our business in Southeast Asia. Our presence beyond Singapore has grown to more than 300 offices in 17 countries and territories throughout Asia-Pacific, Western Europe and North America.

8


Pre-IPO

8 *With the launch of six new unit trusts in 2004, UOB Asset Management now manages 60 Singapore funds and sub-funds*

9.....


MID VALLEY CITY SDN BHD
VIA MID VALLEY CAPITAL SDN BHD
SIGNING CEREMONY
RM400M NOMINAL VALUE REDEEMABLE SECURED BONDS
SEPTEMBER 2004

9 UOBM lead-arranged seven capital-raising transactions including the real estate-backed securitisation exercise involving Mid Valley Megamall

10 The acquisition of Bank of Asia in Thailand is part of the Bank's strategy to expand its business activities in the region

Profit before tax from our overseas operations, excluding Asian Currency Unit (ACU), grew by 1.8% from 2003, and contributed 21.2% to the Group's total profit in 2004 compared to 24.4% in 2003.

Malaysia

The United Overseas Bank (Malaysia) [UOBM] group registered net profit after tax of RM377 million ($162.2 million) in 2004, a healthy 5.5% growth as compared to 2003.

Corporate and housing loans and credit card receivables continued to grow strongly, leading to higher interest, fee and commission income. With the growth in corporate and mortgage loans, total loans and advances increased by 10.1% to reach RM17.2 billion ($7.4 billion). Credit card receivables grew strongly by 35.3% due to an effective year-round credit card marketing and usage programme.

As a strategic platform to strengthen UOBM's position in consumer banking, the credit card business continued to be an avenue for growth. Riding on a highly successful branding exercise for its new credit card, the UOB Visa Mini, UOBM successfully attracted about 35,000 new customers. Its card base grew by 69.6% in 2004 compared to a 35.6% increase in 2003.

UOBM continues to see strong growth potential in wealth management. The development of wealth management services was a key priority in 2004. The setting up of a new subsidiary, UOB Trustee, signals UOBM's entry into offering trustee and will-writing services. The move is in line with UOBM's business strategy to provide an integrated range of financial solutions for the mass affluent to accumulate, preserve and distribute their wealth.

In investment banking, UOBM was the Lead-Arranger for seven transactions that raised over RM1.2 billion ($516 million) of capital for various companies. UOBM completed a real estate-backed securitisation exercise involving Mid Valley Megamall, which is one of the prime shopping malls in Malaysia. Another bond issue amounting to RM174 million ($75 million) was also completed for Lingkaran Trans Kota Sdn Bhd to fund the construction and upgrading of six interchanges along Lebuhraya Damansara-Puchong.

UOBM received recognition for its active involvement and contribution in the development of the local corporate debt market. In June, at the inaugural League Awards by Malaysia's premier credit rating agency, Rating Agency Malaysia, UOBM won the following three awards:

- Third Placing for Top Lead Managers 2003 (number of issues)
- Second Placing for Top Lead Managers 2003 – Islamic (number of issues)
- Second Placing for Top Lead Managers 2003 – Islamic (issue value)

Despite the competitive environment, UOBM has been successful in quickly adapting to changes in Malaysia's banking industry and has in place strategies to accelerate its operations for the next phase of liberalisation, set to take place in 2007. UOBM aims to further consolidate its market position as one of the top foreign banks in the country.

Thailand

UOB Radanasin Bank (UOBR) continued to focus on its core activities of personal financial services, trade services, corporate banking and treasury services with positive results. In 2004,



·····10

UOBR registered net profit after tax of THB161 million ($6.8 million), up 86.8% from last year, driven primarily by a combination of an increase in loans, lower cost of funds and managed operating expenses.

UOBR's loan portfolio increased by 13.8% to reach THB42.2 billion ($1.8 billion) while trade services continued to enjoy strong growth momentum, which is in line with the country's export experience.

On the personal financial services front, UOBR positioned itself for growth by launching several initiatives that were driven by customer needs. These included the opening of our first flagship Privilege Banking Centre to meet the wealth management needs of an increasingly affluent society, the introduction of UOB Lady's Visa Mini, and the launch of the Group's regional corporate card products.

Our newly-acquired subsidiary, BOA, established since 1939, has a large distribution network that comprises branches, ATMs and foreign exchange booths. BOA provides a full range of banking, insurance, investment and other financial products and services to both consumer and corporate customers.

After completing the acquisition of BOA, we focused on reorganising BOA's structure and aligning their policies and procedures to those of the Group. For the full year of 2004, BOA registered net profit after tax of THB761 million ($31.9 million) compared to THB1,818 million ($76.3 million) for 2003, due mainly to loan provisions of approximately THB905 million ($37 million) made in the third quarter of 2004 to comply with regulatory guidelines on provisions and to be in line with UOB's prudent provisioning policies.

In line with the Thai government's Financial Sector Master Plan, and subject to regulatory approvals, UOBR and BOA will be merged in 2005. The consolidated bank, with a network of over 160 branches throughout Thailand, will enable us to further embed, compete and penetrate into the growing Thai market.

Philippines

In 2004, UOB Philippines (UOBP) maintained its focus on controlling costs and stabilising its core deposit base. Notwithstanding this, it continued to incur losses in 2004 due to its small loan portfolio.

We completed our 100% acquisition of UOBP in 2004, paving the way for a restructuring of its local operations. To support this initiative, a recapitalisation programme has been finalised in conjunction with the Philippine regulatory agencies for full implementation. We will continue to build a business platform for future growth and an infrastructure that is consistent with the business prospects in the country.

With its network of 67 branches in the Philippines, the largest among foreign banks in the country, UOBP is well-positioned for a recovery within the industry.

Indonesia

In June 2004, we acquired a 23% interest in Bank Buana which has a network of 171 offices in Indonesia and a strong track record of servicing SMEs.

Our partnership with Bank Buana will enable us to leverage on each other's strengths and expertise to jointly expand our business in Indonesia. We are working with Bank Buana to build a consumer platform to capitalise on its distribution network and capture a larger market share in credit cards and consumer loans in Indonesia.

Our banking subsidiary, UOBI, has been profitable since its establishment in 1990. In December 2004, UOBI opened a new branch in Medan, its ninth office in Indonesia. We intend to steadily expand our branch network and continue to target export-oriented companies with strong fundamentals and good potential for growth.

In the area of capital markets, our subsidiary, UOB Asia, was the Arranger for several transactions in Indonesia, including a US$200 million ($327 million) financing package for PT Medco Energi Internasional Tbk (Medco) in connection with its acquisition of Novus Petroleum Limited (Novus), one of Australia's largest upstream oil and gas companies. UOB Asia was also the Joint Lead-Underwriter for Medco's IDR1.35 trillion ($245 million) bond issue for the repayment of Novus' debt. The acquisition affirmed Medco's position as the largest Indonesian integrated exploration and production oil and gas company. Another notable transaction that UOB Asia arranged was the US$24 million ($39 million) financing package for the acquisition of the Pizza Hut franchisee in Indonesia.

Greater China

Greater China is one of our key growth markets. In 2004, we had five branches and a representative office in China, five branches in Hong Kong and a branch in Taipei.

Recognising the potential of the Chinese market, we opened our first office in Beijing as early as 1984. Over the years, we have strengthened our presence and expanded our scope of business in China to more effectively meet the needs of our customers who are investing in China.

Several milestones were achieved in 2004, including the following:

- Approval for UOB Shanghai Branch to offer Renminbi banking services to local Chinese enterprises. This is in addition to the Renminbi banking services offered to foreign individuals, foreign-invested enterprises and foreign joint venture enterprises since January 2004.
- Approval to open a sub-branch in Puxi, Shanghai. The new sub-branch commenced operations in February 2005.
- Setting up of a treasury centre at UOB Shanghai Branch to support various treasury activities of our branches in China. Approval has also been obtained for UOB Shanghai Branch's treasury centre to conduct derivatives business.

In Hong Kong, we continued to grow our credit card base and revenue. Despite being a relatively new player in the highly competitive credit card market in the territory, we managed to clinch the '2003 Outstanding New Visa Exclusive Co-brand-Affinity Card Issuer' award.

Our investment banking arm in Hong Kong, UOB Asia (Hong Kong) [UOBAHK], provides a full range of corporate and investment advisory services. Since obtaining an official licence issued by the China Securities Regulatory Commission to participate in the underwriting of B-shares outside of China, and subsequently establishing a representative office in Shanghai, the focus of UOBAHK has been expanded to cover Greater China to capitalise on the potential of China's investment banking market.



12



11

11 The opening of UOBI's Medan Branch brings the number of its offices in Indonesia to nine

12 UOB Shanghai Branch set up a treasury centre to support the treasury activities of our branches in China

In 2004, UOBAHK acted as a financial adviser to two Chinese companies which successfully completed their IPO exercises on the Singapore Exchange, namely Bio-Treat Technology and China Paper Holdings Ltd. UOBAHK also acted as a Co-Manager, Underwriter and Co-Lead Manager in the global offering of Tom Online Inc, whose issue was successfully listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong and Nasdaq in the United States. In addition, UOBAHK provided securities and financial advisory services to a number of Chinese companies during the year, including the Shanghai Automotive Industry Corporation Group and the China Aerospace Science & Technology Corporation.

Other Overseas Operations

Our other overseas centres have been actively diversifying their revenue sources besides servicing customers who invest and trade in these countries. This strategy has resulted in improved profits arising mainly from higher revenue from corporate lending, participation in syndicated credit facilities and purchase of short and medium-term investment grade financial instruments in the secondary market.

Project Finance And Syndications

Our initiative to set up a Project Finance & Syndications unit at Head Office to target project finance and loan syndications in the overseas markets has produced some positive results.

In 2004, UOB acted as a Mandated Lead-Arranger and Underwriter for the AUD2.1 billion ($3.39 billion) toll road project financing for ConnectEast Finance Pty Ltd. The deal, which garnered the 'Best Project Finance Deal in Australia' Award from FinanceAsia, was the largest project financing in Australia in 2004. During the year, UOB also acted as a Joint Mandated Lead-Arranger for the US$468 million ($778 million) refinancing for the Optimal Group of Companies which owns and operates an integrated petrochemical plant in Kertih, Terengganu, Malaysia.

In another significant transaction, UOB was one of the Arrangers for the US$660 million ($1.10 billion) project financing for Gulf Power Generation Company Limited to build a gas-fired power plant in the Saraburi province in Thailand.

Technology

As the Bank sets out to reach new markets, open new channels and transform products as well as services, technology is continually leveraged to bring value to our customers and to meet changing demands. In 2004, we focused on straight-through processing capabilities in our systems to improve service delivery, operational efficiency, risk management and business decisions.

A major strategic initiative for the year was to completely overhaul our existing branch operations. The main goal was to focus on improving operational efficiency and sales capability. The project spearheaded several parallel activities such as process re-engineering, system replacement, workflow and imaging, review of branches' role, sales distribution strategy and further centralisation of non-customer-facing activities to back-office operations.

UOB was the first local bank in Singapore to deploy the global EMV standard for our chip credit cards and point-of-sale terminals. This reinforces our leadership position in the credit card business and will further improve our fraud management capabilities.

The Bank also focused on improving our credit management capabilities. Credit origination processes were revamped to include credit scoring capabilities. In addition, consumer debt collection processes were revamped and centralised with the introduction of an automated collections system.



13 UOB received the 'Best Project Finance Deal in Australia' Award from FinanceAsia for our Mandated Lead-Arranger role in the AUD2.1 billion project financing for ConnectEast Finance

14 A forerunner again – UOB was the first local bank to employ the global EMV standard for our chip credit cards and point-of-sale terminals

15




The 2004 Review of
Subcustodian Services

16

Throughout the year, we also upgraded several major operating infrastructures. One was the upgrade of our international SWIFT network infrastructure to ensure secure and reliable inter-bank transactions for our Head Office and overseas branch network. Our treasury system was also upgraded to provide more robust file management, better performance and data protection, as well as to improve the scalability of treasury operations in the region to be hubbed into Singapore. To meet the revised reporting requirements of the Monetary Authority of Singapore (MAS), a MAS Regulatory Reporting System was implemented.

With the acquisition of BOA, the IT and operating platforms of UOBR and BOA will have to be integrated. Planning has begun for the eventual integration of the two banks. The core guiding principles to the integration will be speed as well as to minimise operating risk and customer disruption. In addition, for systems in UOBR that are already hubbed, such as cards and treasury, the corresponding systems in BOA will also be hubbed during the integration process.

IT and operating platform will continue to be hubbed on shared-service model amongst branches and subsidiaries where appropriate. This strategy will allow the Group to enjoy economies of scale especially in IT investments, improve our product and service capabilities in the region, as well as improve risk management as process and policies can be uniformly applied.

Operations

The Centralisation programme in the Bank started two years ago, sparked off by the need to integrate and consolidate back-office operations following the merger of UOB and Overseas Union Bank. The aims were to achieve economies of scale, and operational efficiencies and effectiveness. In 2003, the Bank's Centralised Operations were ISO 9001 (2000) certified. In addition, the sector was accorded the Singapore Quality Class Award that year.

For 2004, banking processes continued to be streamlined so as to maximise the benefits from the objectives set out in 2002. The focus was on maximising the returns from the strengths of the organisation. With the successful launch of several process redesign projects, we also had the opportunity to upgrade our staff skills level through re-training and re-tooling. We were also able to reduce operational risks because of enhanced processes, better control and from product knowledge attained by our staff due to the time spent on skills upgrading. Due to the increased relevance of our retrained staff, our turnover remained low relative to the market in spite of the better employment situation.

In terms of outsourcing, we successfully migrated our unit trust registry to a new system in our joint venture company, Asia Fund Services (AFS), in November 2004. The new system incorporates Straight-Through Processing capabilities by allowing the trades that are captured on the Bank's front-end CRM system to be electronically transmitted to AFS for processing. This introduces greater scalability into the processes, reducing transaction costs by 20%.

Globally, the Bank was recognised for its custody services in two annual surveys – Global Custodian awarded the Bank a 'Commended' rating and GSCS Benchmark gave us a 'Star' rating. The Asian Banker listed UOB as one of the highest-rated in the 'Value of Franchise' across the region. We had pronounced strengths in Process and Technology, Risk Management and Regional Centralisation in comparison with other financial institutions in the Asia-Pacific region.


Priority Service
优先服务

17

15 – 16 *The Bank was again recognised globally for its custody services*

17 *Dual priority counters provide high networth and mass affluent clients priority service at selected branches*

Service Channels

We continue to renovate branches and rationalise our branch network to better serve our customers' banking needs.

In Singapore, there was one branch closure, while another branch has been temporarily relocated as the building where it was located is undergoing retrofitting. To give branches a distinctive and consistent identity, branches have been renovated in phases. To date, more than 50 branches have been renovated.

To further enhance customer convenience, we extended branch banking hours in February 2004. Various branches in high pedestrian traffic locations have longer banking hours of up to 4pm on Saturdays while the remaining branches continue to operate up to 12.30pm. On weekdays, some branches operate up to 3pm while the remaining have extended hours up to 4pm. The exception is UOB Toa Payoh, which operates up to 6pm.

We are working towards re-branding our ATMs to improve visibility and ensure consistency of all UOB ATMs across the network. This will enhance our competitive edge.

We have also rolled out the new Aptra Advance software to ATMs in phases. Several enhancements have been made to the ATM features to improve turnaround time for customers. During the year, we have installed new ATMs and terminated the under-performing ones. Old ATMs will continue to be replaced with newer models.

2004 also saw the introduction of dual priority counters in selected branches for our high networth and mass affluent customers. The VIP customers have applauded the move as it has improved service and turnaround time for transactions.

In July 2004, we kick-started the project to replace the existing Branch Teller System (BTS), which is running on an old system, to a more efficient NT platform. The new BTS system will leverage on latest technology to provide an integrated platform to support seamless access for various applications such as CRM and Signature Verification. With streamlining of transaction processing, there will be improvement in the overall process efficiency and increase in productivity of our branch staff. It will also free up capacity to allow staff to put more emphasis on cross-selling activities and achieving higher service standards.

The new BTS system is scheduled to roll out in phases in 2005.

In conjunction with the BTS upgrade, we worked with an external consultant to re-engineer our branch processes to improve branch controls and reduce operational risks. Nearly 50 key processes have been identified and re-engineered. Further centralisation of branch activities into back-office units are in the pipeline to reap economies of scale and to allow our branch staff to be more focused on customer service.

The CRM system was implemented in two phases for individual and commercial/corporate customers. Launched as a bank-wide initiative in 2003, our branch personnel have been diligently making use of the CRM platform to log in service requests and perform account opening for individual customers. The roll-out to Commercial Credit and Corporate Banking users was completed in November 2004. The system has enabled the staff to have a comprehensive view of all customer interaction activities, thus ensuring that consistent quality of customer service is delivered across all customer touch points.

Several system enhancements were implemented to improve service delivery to our customers including the migration of Singapore Dollar Time Deposit to the Foreign Currency Fixed Deposit system.

UOB Call Centre made history in 2004 when it swept up five awards at the fourth Call Centre Council of Singapore Annual Call Centre Awards and first Regional Call Centre Awards for Singapore/Malaysia/Hong Kong. We were the only financial institution to have been accorded two inaugural awards – the Regional Award and the Judges' Perfect Score Award.

Staff

With the improved economy and lower unemployment rate in Singapore, retention of talent is critical for the Bank. Attracting the right talent remains a priority as we seek to become a premier regional bank.

Development of human capital continues to be a major objective. This encompasses succession planning for key positions and career development planning for top performers. In addition, a Management Trainee Programme was also implemented to build up a pool of talent for the future. We continually augment the competencies of our staff through a variety of learning/enrichment opportunities and development initiatives.

Our performance management system was enhanced to further promote a strong bank-wide culture of performance excellence, and the alignment of individual performance with the Bank's business goals and objectives.

UOB is the first local bank in Singapore to implement the recommendations of the Tripartite Task Force on Wage Restructuring. This helps to make the Bank's wage structure more flexible and competitive.

Corporate Citizenship

We continue to play an active and meaningful role in the communities in which we work and live, with our focus on community development, education and the arts.

Community Development

In 2004, UOB contributed to a number of charities including the President's Challenge.

Staff of the Group rallied to raise funds to help regional aid efforts for victims affected by the earthquake and tsunamis in Asia. The Group raised over $1 million for the relief funds in Singapore, Indonesia, Malaysia and Thailand. To facilitate donations to the Singapore Red Cross Society, the Bank also opened up its bank channels to allow customers to donate via Internet Banking and Phone Banking.

The Arts

UOB has been supporting the development of local arts for over three decades. Over the past 23 years, through our UOB Painting Of The Year Competition and Exhibition, we have helped many promising artists in Singapore gain recognition for their works.

The National Arts Council acknowledged our contributions towards the promotion of arts in Singapore by conferring on us the Friend Of The Arts award.

18





19

18 The Bank's wage structure was rendered more flexible and competitive with the implementation of the recommendations of the Tripartite Task Force of Wage Restructuring

19 The Bank continues to support the local arts scene, especially through its annual Painting Of the Year Competition and Exhibition

Group Financial Review



Review of Financial Performance

Overview of Balance Sheet

Certain figures in this section may not add up to the relevant totals due to rounding.

Certain comparative figures have been restated to conform with the current year's presentation.

Review of Financial Performance

Highlights and Performance Indicators

	2004	2003	Variance (%)	
Key indicators				
Net interest income (NII) ($ million)	**2,155**	2,071	+	4.1
Non-interest income (Non-NII) ($ million)	**1,104**	1,089	+	1.4
Total income ($ million)	**3,259**	3,160	+	3.1
Total expenses ($ million)	**1,227**	1,095	+	12.0
Operating profit before goodwill amortisation and provisions ($ million)	**2,032**	2,064	–	1.6
Net profit after tax				
Including goodwill amortisation ($ million)	**1,452**	1,202	+	20.8
Excluding goodwill amortisation ($ million)	**1,665**	1,404	+	18.6
Income mix				
NII/Total income (%)	**66.1**	65.5	+	0.6 % point
Non-NII/Total income (%)	**33.9**	34.5	–	0.6 % point
	100.0	100.0		–
Profit contribution (before tax and goodwill amortisation)				
Onshore (including ACU) (%)	**78.8**	75.6	+	3.2 % points
Offshore (%)	**21.2**	24.4	–	3.2 % points
	100.0	100.0		–
Return on average shareholders' funds (ROE)				
Including goodwill amortisation (%)	**10.8**	9.3	+	1.5 % points
Excluding goodwill amortisation (%)	**12.4**	10.9	+	1.5 % points
Basic earnings per share				
Including goodwill amortisation (cents)	**92.6**	76.5	+	21.0
Excluding goodwill amortisation (cents)	**106.3**	89.3	+	19.0
Return on average total assets (ROA)				
Including goodwill amortisation (%)	**1.19**	1.10	+	0.09 % point
Excluding goodwill amortisation (%)	**1.36**	1.29	+	0.07 % point
NII/Average interest bearing assets (%)	**2.10**	2.25	–	0.15 % point
Expense/Income ratio (%)	**37.6**	34.7	+	2.9 % points
Dividend rates (%)				
Interim	**20.0**	20.0		–
Final	**40.0**	40.0		–

Highlights and Performance Indicators

	2004	2003	Variance (%)	
Other indicators				
Customer loans (net) ($ million)	**64,300**	59,297	+	8.4
Customer deposits ($ million)	**79,019**	69,863	+	13.1
Loans/Deposits ratio* (%)	**81.4**	84.9	–	3.5 % points
Non-performing loans (NPLs) ($ million)	**5,484**	5,160	+	6.3
Cumulative provisions ($ million)	**3,724**	3,332	+	11.8
NPL ratio+ (%)	**8.0**	8.1	–	0.1 % point
Cumulative provisions/NPLs (%)	**67.9**	64.6	+	3.3 % points
Total assets ($ million)	**134,879**	113,446	+	18.9
Shareholders' funds ($ million)	**13,439**	13,282	+	1.2
Unrealised revaluation surplus# ($ million)	**1,562**	1,464	+	6.7
Net asset value (NAV) per share ($)	**8.75**	8.45	+	3.6
Revalued NAV per share ($)	**9.77**	9.38	+	4.2
Net tangible asset backing per share ($)	**6.14**	6.23	–	1.4
Capital adequacy ratios				
Tier 1 capital (%)	**11.0**	13.2	–	2.2 % points
Total capital (%)	**15.6**	15.2	+	0.4 % point
Manpower (number)	**13,574**	10,547	+	3,027 no.

* "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

+ NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.

Refer to revaluation surplus on properties and investment securities which was not incorporated into the financial statements.

Review of Group Performance

Following UOB's acquisition of Bank of Asia Public Company Limited and its subsidiaries ("BOA") on 27 July 2004, BOA's results for the five months ended 31 December 2004 and its balance sheet as at 31 December 2004 were consolidated into the Group's financial statements.


Net Profit after Tax
$ million
1500
1200
900
600
300
0
1,006
1,202
1,452
2002
2003
2004

The Group's net profit after tax ("NPAT") for the financial year ended 31 December 2004 of $1,452 million represented an increase of $250 million or 20.8% over the $1,202 million registered for the financial year ended 31 December 2003. The increase in NPAT was mainly due to higher share of profit of associates, lower provision charges, higher fee and commission income, and higher net interest income. These were partially offset by higher operating expenses and lower other operating income.

Share of profit of associates (before tax) increased $200 million to $307 million for 2004 mainly due to an exceptional gain recorded by United Overseas Land Limited from the divestment of its holdings in UOB shares.


Net interest income
2500
2000
1500
1000
500
0
$ million
2,128
2,071
2,155
2002
2003
2004


Net interest income ratios
3.5
3.0
2.5
2.0
1.5
1.0
%
80
70
60
50
40
30
%
70.1
65.5
66.1
2.22
2.25
2.10
2002
2003
2004
NII/Average interest bearing assets
NII/Total income

Net Interest Income

Net interest income of the Group increased 4.1% to $2,155 million for 2004 compared to $2,071 million for 2003. The increase was mainly from inter-bank money market activities and debt securities, partly offset by lower contributions from customer loans due to a lower average interest spread. Net interest income continued to be the major contributor of total income, accounting for 66.1% (2003: 65.5%) of total income.

Average interest margin decreased 15 basis points to 2.10% for 2004 from 2.25% for 2003. The contraction in interest margin was mainly due to competitive market conditions that eroded the loan yields, coupled with a higher average cost of funds.

Average interest rates and margin

	2004			2003		
	Average balance $ million	Interest $ million	Average interest rate %	Average balance $ million	Interest $ million	Average interest rate %
Assets						
Interest bearing						
Customer loans	**60,907**	**2,570**	**4.22**	58,865	2,533	4.30
Inter-bank balances and balances with central banks	**26,739**	**631**	**2.36**	20,784	410	1.97
Government securities	**8,729**	**183**	**2.10**	8,607	167	1.93
Dealing and investment securities	**6,222**	**277**	**4.46**	3,783	185	4.89
Total interest bearing assets	**102,597**	**3,661**	**3.57**	92,039	3,294	3.58
Non-interest bearing						
Cash and balances with central banks	**5,121**			3,017		
Investments in associates	**1,542**			1,269		
Fixed assets	**1,800**			1,779		
Goodwill	**3,626**			3,586		
Other assets	**5,641**			4,209		
Total non-interest bearing assets	**17,730**			13,860		
Total assets	**120,327**			105,899		
Liabilities						
Interest bearing						
Customer deposits	**74,764**	**907**	**1.21**	68,016	796	1.17
Inter-bank balances	**21,901**	**367**	**1.67**	17,695	293	1.65
Debts issued	**5,315**	**232**	**4.37** +	3,293	135	4.09 +
Total interest bearing liabilities	**101,980**	**1,506**	**1.48**	89,004	1,224	1.37
Total non-interest bearing liabilities	**4,792**			4,042		
Total liabilities	**106,772**			93,046		
Net interest income		**2,155**			2,071	
Average interest margin*			**2.10**			2.25

* Average interest margin represents net interest income as a percentage of total interest bearing assets.

\+ Including the effect of hedging, the average interest rate would be reduced to 2.57% and 3.18% for 2004 and 2003 respectively.

Analysis of changes in net interest income

	2004			2003		
	Volume change $ million	Rate change $ million	Net change $ million	Volume change $ million	Rate change $ million	Net change $ million
Interest bearing assets						
Customer loans	**88**	**(51)**	**37**	(63)	(215)	(278)
Inter-bank balances and balances with central banks	**117**	**104**	**221**	(44)	(92)	(136)
Government securities	**2**	**15**	**17**	(28)	(4)	(32)
Dealing and investment securities	**119**	**(27)**	**92**	45	(16)	29
Total interest bearing assets	**326**	**41**	**367**	(90)	(327)	(417)
Interest bearing liabilities						
Customer deposits	**79**	**32**	**111**	(10)	(261)	(271)
Inter-bank balances	**70**	**4**	**74**	(50)	(53)	(103)
Debts issued	**83**	**15**	**98**	3	11	14
Total interest bearing liabilities	**232**	**51**	**283**	(57)	(303)	(360)


Non-interest income
$ million
1250
1000
750
500
250
0
906
1,089
1,104
2002
2003
2004


Non-interest income/Total income
%
36
34
32
30
28
26
29.9
34.5
33.9
2002
2003
2004

Non-Interest Income

Non-interest income of the Group increased 1.4% to $1,104 million for 2004 from $1,089 million for 2003. The increase was primarily due to higher fee and commission income derived largely from fund management, investment-related and trade-related activities, higher net profit on disposal of investment securities, and higher net profit on foreign exchange dealings. This was partially negated by the net loss on dealing securities, government securities and derivatives. The Group's non-interest income for 2004 accounted for 33.9% of total income compared to 34.5% for 2003.

Composition of non-interest income

	2004 $ million	2003 $ million	Variance %
Fee and commission income			
Credit card	**109**	94	15.9
Fund management	**111**	78	42.8
Futures broking	**32**	35	(8.1)
Investment-related	**131**	98	34.1
Loan-related	**114**	97	18.1
Service charges	**52**	49	5.9
Trade-related	**138**	111	24.3
Other	**18**	26	(31.2)
	706	588	20.1
Dividend and rental income	**108**	115	(6.2)
Other operating income			
Net profit/(loss) on:			
Dealing securities, government treasury bills and securities, and derivatives	**(34)**	142	(124.0)
Foreign exchange dealings	**126**	111	13.3
Disposal of investment securities and associates	**88**	54	63.9
Disposal and liquidation of subsidiaries	**(5)**	0*	NM
Disposal of fixed assets	**13**	19	(31.2)
Other	**103**	60	71.3
	290	387	(24.9)
Total non-interest income	**1,104**	1,089	1.4

* Less than $500,000.
NM denotes 'Not Meaningful'.

Operating Expenses

Total operating expenses increased 12.0% to $1,227 million for 2004 compared to $1,095 million for 2003, attributed mainly to the acquisition of BOA. Consequently, the expense-to-income ratio of the Group increased to 37.6% for 2004 from 34.7% for 2003. Excluding BOA, the Group's total operating expenses would have shown a lower increase of 4.9% and a lower expense-to-income ratio of 36.6%.


Total operating expenses
1250
1000
750
500
250
0
$ million
1,074
1,095
1,227
538
564
639
536
532
587
2002
2003
2004
Staff costs
Other operating expenses


Expenses/Income
40
38
36
34
32
30
%
35.4
34.7
37.6
2002
2003
2004

	2004 $ million	2003 $ million	Variance %
Wages and salaries	**499**	450	10.9
Employer's contribution to defined contribution plans, including Central Provident Fund	**46**	49	(7.3)
Other staff-related costs	**43**	33	31.4
Staff costs	**587**	532	10.5
Other operating expenses	**639**	564	13.4
Total operating expenses*	**1,227**	1,095	12.0
*Total operating expenses included:			
IT-related expenses	**188**	199	(5.5)
IT-related expenses/ Total operating expenses (%)	**15.3**	18.2	(2.9)%pts

Provisions Charged To Profit and Loss Account

Provision charges of $209 million for 2004 were 42.3% lower than the $362 million for 2003. The decrease was largely attributable to lower specific provisions for loans and the write-back of general provisions as a result of improved asset quality and economic conditions in Singapore and the region, partly offset by higher specific provisions for investments and other assets.

	2004 $ million	2003 $ million	Variance %
Specific provisions for loans			
Five Regional Countries*	**63**	(38)	NM
Greater China+	**(5)**	(3)	(73.3)
Singapore and other countries	**177**	387	(54.2)
	235	345	(32.0)
General provisions			
Five Regional Countries*	**6**	1	NM
Greater China+	**3**	1	100.0
Singapore and other countries	**(110)**	(2)	NM
	(102)	–	NM
Other provisions	**76**	16	371.3
Total provisions	**209**	362	(42.3)

* The Five Regional Countries comprise Malaysia, Indonesia, the Philippines, Thailand and South Korea.

+ Greater China comprises China, Hong Kong S.A.R. and Taiwan.

NM denotes 'Not Meaningful'.

Overview of Balance Sheet

Total Assets

Total assets as at 31 December 2004 were $134,879 million, representing a growth of 18.9% over the $113,446 million as at 31 December 2003. The increase was mainly from placements and balances with banks, customer loans largely from the acquisition of BOA, and investment securities.

Assets mix

	2004		2003	
	$ million	%	$ million	%
Cash, balances and placements with central banks	**11,653**	**8.6**	9,085	8.0
Securities*	**18,795**	**13.9**	13,609	12.0
Placements and balances with banks	**26,726**	**19.8**	20,072	17.7
Customer loans	**64,300**	**47.7**	59,297	52.3
Goodwill	**3,876**	**2.9**	3,466	3.0
Other	**9,529**	**7.1**	7,917	7.0
Total assets	**134,879**	**100.0**	113,446	100.0

* Comprise Singapore and other government treasury bills and securities, dealing and investment securities.

Assets mix – 2004



3%
7%
8%
14%
20%
48%

Cash, balances and placements with central banks | Securities* | Placements and balances with banks | Customer loans | Goodwill | Other

Assets mix – 2003



3%
7%
8%
12%
18%
52%

Cash, balances and placements with central banks | Securities* | Placements and balances with banks | Customer loans | Goodwill | Other

Securities

Total securities as at 31 December 2004 amounted to $18,795 million, representing an increase of 38.1% over the $13,609 million as at 31 December 2003. The growth was mainly from increased holdings in securities issued by governments, banks and corporates.

Total securities

	2004 $ million	2003 $ million	Variance %
Trading securities	**2,469**	1,028	140.2
Non-trading securities	**16,587**	12,713	30.5
Provision for diminution in value	**(260)**	(131)	98.4
	16,326	12,582	29.8
Total securities (net)	**18,795**	13,609	38.1

Securities analysed by issuer type

	2004		2003	
	Trading $ million	Non-Trading $ million	Trading $ million	Non-Trading $ million
Government	**2,030**	**7,720**	503	7,159
Public sector	**8**	**51**	11	4
Bank	**39**	**3,605**	64	1,498
Corporate	**343**	**4,955**	426	3,799
Other	**49**	**256**	24	253
Total securities (gross)	**2,469**	**16,587**	1,028	12,713

Securities analysed by industry

	2004		2003	
	$ million	%	$ million	%
Transport, storage and communication	**395**	**2.4**	401	3.1
Building and construction	**434**	**2.6**	236	1.9
Manufacturing	**588**	**3.6**	561	4.4
Financial institutions	**5,133**	**30.9**	2,613	20.6
General commerce	**800**	**4.8**	689	5.4
Government	**7,720**	**46.5**	7,159	56.3
Other	**1,517**	**9.2**	1,053	8.3
Non-trading securities (gross)	**16,587**	**100.0**	12,713	100.0

Customer Loans

Net loans and advances to customers of $64,300 million as at 31 December 2004 was 8.4% higher than the $59,297 million as at 31 December 2003, mainly contributed by the acquisition of BOA.

Customer loans analysed by product group

	2004		2003	
	$ million	%	$ million	%
Housing loans	**15,875**	**23.4**	14,789	23.6
Term loans	**38,371**	**56.4**	35,033	56.0
Trade financing	**4,503**	**6.6**	3,397	5.4
Overdrafts	**9,228**	**13.6**	9,362	15.0
Total gross customer loans	**67,977**	**100.0**	62,581	100.0
General provisions	**(1,370)**		(1,422)	
Specific provisions	**(2,306)**		(1,862)	
Total net customer loans	**64,300**		59,297	

Gross customer loans analysed by industry

	2004		2003	
	$ million	%	$ million	%
Transport, storage and communication	**2,104**	**3.1**	2,104	3.4
Building and construction	**7,477**	**11.0**	7,320	11.7
Manufacturing	**7,796**	**11.5**	5,846	9.4
Non-bank financial institutions	**10,205**	**15.0**	10,408	16.6
General commerce	**10,908**	**16.0**	9,273	14.8
Professionals and private individuals	**10,155**	**14.9**	9,653	15.4
Housing loans	**15,875**	**23.4**	14,789	23.6
Other	**3,457**	**5.1**	3,188	5.1
Total gross customer loans	**67,977**	**100.0**	62,581	100.0

Gross customer loans analysed by currency and fixed/variable rates

	2004		2003	
	$ million	%	$ million	%
Fixed rate				
Singapore dollar	**8,146**	**12.0**	8,987	14.4
US dollar	**1,529**	**2.2**	960	1.5
Malaysian ringgit	**255**	**0.4**	204	0.3
Hong Kong dollar	**47**	**0.1**	35	0.1
Thai baht	**2,652**	**3.9**	948	1.5
Other	**524**	**0.8**	469	0.7
Total fixed rate gross customer loans	**13,153**	**19.4**	11,603	18.5
Variable rate				
Singapore dollar	**32,103**	**47.2**	31,777	50.8
US dollar	**7,241**	**10.7**	6,948	11.1
Malaysian ringgit	**6,318**	**9.3**	6,110	9.8
Hong Kong dollar	**848**	**1.2**	966	1.5
Thai baht	**3,822**	**5.6**	599	0.9
Other	**4,492**	**6.6**	4,578	7.4
Total variable rate gross customer loans	**54,824**	**80.6**	50,978	81.5
Total gross customer loans	**67,977**	**100.0**	62,581	100.0

Gross customer loans analysed by remaining maturity

	2004		2003	
	$ million	%	$ million	%
Within 1 year	**33,566**	**49.4**	30,256	48.3
Over 1 year but within 3 years	**9,293**	**13.7**	9,668	15.5
Over 3 years but within 5 years	**6,428**	**9.4**	5,386	8.6
Over 5 years	**18,689**	**27.5**	17,271	27.6
Total gross customer loans	**67,977**	**100.0**	62,581	100.0

For a breakdown of credit facilities to related parties, please refer to Note 28(g) to the financial statements.

Deposits

Total deposits of $107,213 million as at 31 December 2004 rose 20.9% from $88,702 million as at 31 December 2003. The increase was mainly from bankers' deposits, customer fixed deposits and savings accounts, largely from the acquisition of BOA.

As at 31 December 2004, customer deposits accounted for 73.7% of total deposits.

Deposits analysed by product group

	2004		2003	
	$ million	%	$ million	%
Bankers' deposits	**28,194**	**26.3**	18,839	21.2
Customer deposits				
Fixed rate deposits	**50,933**	**47.5**	45,801	51.7
Current, savings and other deposits	**28,086**	**26.2**	24,062	27.1
	79,019	**73.7**	69,863	78.8
Total deposits	**107,213**	**100.0**	88,702	100.0

Deposits analysed by remaining maturity

	2004		2003	
	$ million	%	$ million	%
Within 1 year	**104,729**	**97.7**	87,450	98.6
Over 1 year but within 3 years	**1,412**	**1.3**	703	0.8
Over 3 years but within 5 years	**903**	**0.8**	434	0.5
Over 5 years	**169**	**0.2**	115	0.1
Total deposits	**107,213**	**100.0**	88,702	100.0

Loans/Deposits Ratio*

With the 13.1% increase in customer deposits outpacing the 8.4% increase in net customer loans, the loans-to-deposits ratio decreased 3.5% points to 81.4% as at 31 December 2004.

* "Loans" refers to net customer loans while "Deposits" refers to customer deposits.



Loans/Deposits ratio*
$ billion
%
100
80
60
40
20
0
86.7
84.9
81.4
58.9
67.9
59.3
69.9
64.3
79.0
2002
2003
2004
Net customer loans
Customer deposits
Loans/Deposits ratio*

Shareholders' Funds

Shareholders' funds as at 31 December 2004 were $13,439 million, representing an increase of 1.2% over the $13,282 million as at 31 December 2003. The increase was largely contributed by retained profits, net of the amount of $500 million utilised for the share buy-back.

Unrealised revaluation surplus on properties and investment securities amounted to $1,562 million as at 31 December 2004. The revaluation surplus was not incorporated into the financial statements.

	2004 $ million	2003 $ million	Variance %
Shareholders' funds	**13,439**	13,282	1.2
Add: Revaluation surplus*	**1,562**	1,464	6.7
Shareholders' funds including revaluation surplus	**15,001**	14,746	1.7
Net Asset Value (NAV) per share ($)	**8.75**	8.45	3.6
Revaluation surplus per share ($)	**1.02**	0.93	9.7
Revalued NAV per share ($)	**9.77**	9.38	4.2

* Refer to revaluation surplus on properties and investment securities which was not incorporated into the financial statements.

Capital Adequacy Ratios

The Capital Adequacy Ratios ("CAR") of the Group were computed in accordance to the revised capital framework for Singapore-incorporated banks issued by the Monetary Authority of Singapore ("MAS").

As at 31 December 2004, the Group's total CAR of 15.6% was 5.6% points higher than the minimum total CAR of 10% set by MAS. Compared to the total CAR of 15.2% as at 31 December 2003, it had increased 0.4% point mainly attributable to the issue of US$1 billion 5.375% and S$1 billion 4.100% subordinated notes in August 2004, largely offset by the increase in risk-weighted assets due primarily to the consolidation of BOA's financials and higher holdings in investment securities.

The Group's tier 1 CAR of 11.0% was 4.0% points higher than the minimum tier 1 CAR of 7% set by MAS. However, the Group's tier 1 CAR as at 31 December 2004 had decreased by 2.2% points as compared to 31 December 2003. The decrease was mainly attributable to enlarged risk-weighted assets arising from the acquisition of BOA and higher holdings in investment securities, higher goodwill, and share buy-back of $500 million.

	2004 $ million	2003* $ million
Capital		
Tier 1 Capital		
Share capital	**1,536**	1,572
Disclosed reserves/other	**11,910**	11,726
Deduction of goodwill	**(4,008)**	(3,483)
	9,438	9,815
Upper Tier 2 Capital		
Cumulative general provisions/other	**1,079**	934
Subordinated notes	**5,550**	2,991
	6,629	3,925
Deductions from Tier 1 and Upper Tier 2 Capital	**(2,623)**	(2,410)
Total capital	**13,444**	11,330
Risk-weighted assets (including market risk)	**85,966**	74,353
Capital adequacy ratios		
Tier 1 capital	**11.0%**	13.2%
Total capital	**15.6%**	15.2%

* The comparative figures as at 31 December 2003 have been adjusted to conform with the revised capital framework for Singapore-incorporated banks issued by MAS, which was effective from 30 June 2004.

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

Financial Statements

The directors are pleased to present their report to the members together with the audited financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") for the financial year ended 31 December 2004.

Directors

The directors of the Bank in office at the date of this report are:

Mr Wee Cho Yaw *(Chairman)*
Mr Wee Ee Cheong *(Deputy Chairman)*
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Wong Yuen Weng Ernest
Mr Wong Meng Meng
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Prof Lim Pin
Mrs Lien Wen Hsien Margaret
Mr Ng Boon Yew

Arrangements to enable directors to acquire shares or debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB 1999 Share Option Scheme as set out in this report.

Directors' interests in shares or debentures

(a) The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act, an interest in shares of the Bank or related corporations as stated below:

	Direct interest		Deemed interest	
	At 31.12.2004	At 1.1.2004	**At 31.12.2004**	At 1.1.2004
The Bank				
– Ordinary shares of $1 each				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**211,708,142**	210,608,142
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**146,085,251**	144,985,251
Mr Koh Beng Seng *(resigned on 16 February 2005)*	**50,000**	–	–	–
Mr Ngiam Tong Dow	–	–	**8,600**	8,600
Prof Cham Tao Soon	–	–	**6,520**	6,520
Mr Wong Yuen Weng Ernest	**50,000**	50,000	–	–
Mr Tan Kok Quan	–	–	**74,475**	100,038
Mrs Lien Wen Hsien Margaret	**99,783**	99,783	**84,605,287**	84,605,287
Mr Ng Boon Yew	–	–	**5,280**	5,280
– Options to subscribe for ordinary shares				
Mr Koh Beng Seng *(resigned on 16 February 2005)*	–	50,000	–	–
United Overseas Insurance Limited				
– Ordinary shares of $1 each				
Mr Wee Cho Yaw	**25,400**	25,400	–	–

(b) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2005 (being the 21st day after the end of the financial year).

Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Bank has received or become entitled to receive a benefit by reason of a contract made by the Bank or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest, except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those corporations.

Directors' fees and other remuneration

(a) Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2004 are as follows:

	Directors' fees %	Base or fixed salary %	Variable/ performance bonus %	Benefits-in-kind and other %	Total %
$7,500,000 to $7,749,999	**2.6**	**10.1**	**87.3**	*****	**100.0**
Mr Wee Cho Yaw					
$2,250,000 to $2,499,999	**3.7**	**27.9**	**67.9**	**0.5**	**100.0**
Mr Wee Ee Cheong					
$1,000,000 to $1,249,999	**3.3**	**57.2**	**38.4**	**1.1**	**100.0**
Mr Koh Beng Seng *(resigned on 16 February 2005)*					
Below $250,000	**100.0**	**–**	**–**	**–**	**100.0**
Mr Ngiam Tong Dow					
Prof Cham Tao Soon					
Mr Wong Yuen Weng Ernest					
Mr Wong Meng Meng					
Mr Sim Wong Hoo *(resigned on 17 October 2004)*					
Mr Yeo Liat Kok Philip					
Mr Tan Kok Quan					
Prof Lim Pin					
Mrs Lien Wen Hsien Margaret					
Mr Ng Boon Yew					

* Percentage is less than 0.05.

(b) No share options were granted to the above directors during the financial year.

Share options

(a) On 6 October 1999, the Bank's shareholders approved the adoption of the UOB 1999 Share Option Scheme (hereinafter called the "Scheme") to replace the UOB Executives' Share Option Scheme. Under the Scheme, options may be granted to employees in the corporate grade of Vice President (or an equivalent rank) and above and selected employees below the corporate grade of Vice President (or an equivalent rank) of the Bank and its subsidiaries, and to directors and controlling shareholders. Particulars of the share options granted under the Scheme in 1999, 2000 and 2003 (hereinafter called "Options 1999", "Options 2000" and "Options 2003" respectively) have been set out in the Directors' Reports for the financial years ended 31 December 1999, 2000 and 2003 respectively.

(b) During the financial year, options were granted pursuant to the Scheme in respect of 2,083,000 unissued ordinary shares of $1 each of the Bank (hereinafter called "Options 2004").

(c) Statutory and other information regarding the options under the Scheme is as follows:

(i)

Options	Option period	Offer price $
1999	27 December 2000 to 26 December 2004	14.70
2000	11 December 2001 to 10 December 2005	12.90
2003	6 June 2004 to 5 June 2008	11.67
2004	29 November 2005 to 28 November 2009	13.67

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the Scheme are set out in the circulars to shareholders dated 10 September 1999.

(iii) Since the commencement of the Scheme, no participant received 5% or more of the total options available under the Scheme and no options were granted to controlling shareholders (or their associates). No options were granted at a discount during the financial year. Since the commencement of the Scheme, no options were granted to the directors of the Bank except as follows:

	Options granted during the financial year	Aggregate number of shares under option since the commencement of the Scheme up to 31 December 2004			Number of shares under option outstanding as at	
		Granted	Exercised	Lapsed	31.12.2004	1.1.2004
Mr Koh Beng Seng *(resigned on 16 February 2005)*	–	50,000	50,000	–	–	50,000
Mr Wong Yuen Weng Ernest	–	75,000	–	75,000	–	–

Mr Wong Yuen Weng Ernest did not receive any options after 31 December 1999.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(d) The Scheme is administered by the Remuneration Committee, which comprises the following directors:

Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Yeo Liat Kok Philip
Prof Lim Pin

(e) During the financial year, the Bank issued 1,008,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the Scheme:

Year in which options were granted	**Subscription price per share, paid in cash**	**Number of ordinary shares of $1 each in the Bank**
	$	
2000	12.90	280,000
2003	11.67	728,000
		1,008,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(f) Unissued ordinary shares of $1 each under option in connection with the Scheme as at 31 December 2004 comprise the following:

Year in which options were granted	**Price per share payable in full upon application**	**Date of expiration of option**	**Number of shares**
	$		
2000	12.90	11 December 2005	822,000
2003	11.67	6 June 2008	1,369,000
2004	13.67	29 November 2009	2,083,000
			4,274,000

Audit Committee

The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee are as follows:

Mr Wong Yuen Weng Ernest *(Chairman)*
Mr Yeo Liat Kok Philip
Prof Cham Tao Soon
Mr Tan Kok Quan

The Audit Committee has reviewed the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews were made with the internal and external auditors, the financial controller and/or other senior management staff, as appropriate. The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance.

The Audit Committee has also considered the financial, business and professional relationships between the external auditors and the Bank. It is of the view that the relationships are not incompatible with maintaining the independence of the external auditors.

Auditors

The Audit Committee has nominated Messrs Ernst & Young for re-appointment as auditors of the Bank and Messrs Ernst & Young have expressed their willingness to be re-appointed.

On behalf of the Board of Directors,

Wee Cho Yaw Chairman	**Wee Ee Cheong** Deputy Chairman

Singapore
24 February 2005

We, Wee Cho Yaw and Wee Ee Cheong, being two of the directors of United Overseas Bank Limited, do hereby state that, in the opinion of the directors:

(i) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated cash flow statement together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2004, the results of the business and changes in equity of the Bank and the Group and cash flows of the Group for the financial year then ended; and

(ii) at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors,

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

Singapore
24 February 2005

Auditors' Report to the Members of United Overseas Bank Limited

for the financial year ended 31 December 2004

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") as set out on pages 89 to 178 for the financial year ended 31 December 2004. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements for the financial year ended 31 December 2003 were audited by another firm of auditors whose report dated 20 February 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2004, the results of the Bank and of the Group and changes in equity of the Bank and of the Group and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by its subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

Singapore
24 February 2005

	Note(s)	The Group 2004 $'000	The Group 2003 $'000	The Bank 2004 $'000	The Bank 2003 $'000
Interest income	3	**3,661,340**	3,294,101	**2,866,298**	2,590,650
Less: Interest expense	4	**1,506,444**	1,223,563	**1,171,563**	922,800
Net interest income		**2,154,896**	2,070,538	**1,694,735**	1,667,850
Dividend income	5	**42,983**	42,004	**304,497**	284,607
Fee and commission income	6	**705,897**	587,866	**427,381**	372,387
Rental income		**64,578**	72,618	**37,427**	42,485
Other operating income	7	**290,389**	386,586	**172,457**	342,162
Income before operating expenses		**3,258,743**	3,159,612	**2,636,497**	2,709,491
Less:					
Staff costs	8	**587,453**	531,780	**363,748**	343,644
Other operating expenses	9	**639,355**	563,621	**464,200**	444,323
Total operating expenses		**1,226,808**	1,095,401	**827,948**	787,967
Operating profit before goodwill amortisation and provisions		**2,031,935**	2,064,211	**1,808,549**	1,921,524
Less: Goodwill written-off and amortised	11	**213,630**	201,620	**189,959**	190,275
Less: Provisions	12	**208,705**	361,512	**90,685**	326,914
Operating profit after goodwill amortisation and provisions		**1,609,600**	1,501,079	**1,527,905**	1,404,335
Exceptional item	13	**–**	–	**–**	12,421
Share of profit of associates		**307,265**	107,249	**–**	–
Profit before tax		**1,916,865**	1,608,328	**1,527,905**	1,416,756
Less: Tax	14	**450,432**	392,751	**337,671**	346,195
Profit after tax		**1,466,433**	1,215,577	**1,190,234**	1,070,561
Less: Minority interests		**14,664**	13,491	**–**	–
Net profit for the financial year attributable to members		**1,451,769**	1,202,086	**1,190,234**	1,070,561
Earnings per share:	15				
Basic		**93 cents**	76 cents		
Diluted		**93 cents**	76 cents		

The accounting policies and explanatory notes form an integral part of the financial statements.

Balance Sheets

as at 31 December 2004

	Note(s)	The Group 2004 $'000	The Group 2003 $'000	The Bank 2004 $'000	The Bank 2003 $'000
Share capital and reserves					
Share capital	16	**1,536,255**	1,571,664	**1,536,255**	1,571,664
Capital reserves	17	**4,249,917**	4,242,284	**4,227,906**	4,180,133
Statutory reserves	18	**2,922,297**	2,859,850	**2,553,172**	2,493,172
Revenue reserves	19	**4,606,878**	4,464,952	**3,395,005**	3,514,142
Share of reserves of associates	20	**123,405**	143,285	**–**	–
		13,438,752	13,282,035	**11,712,338**	11,759,111
Minority interests		**148,306**	155,103	**–**	–
Liabilities					
Current, fixed, savings accounts and other deposits of non-bank customers	21(c)	**79,018,770**	69,862,961	**62,354,537**	60,301,300
Deposits and balances of banks and agents		**28,194,097**	18,839,362	**26,196,438**	17,731,499
Deposits from subsidiaries		**–**	–	**1,668,594**	1,334,435
	21	**107,212,867**	88,702,323	**90,219,569**	79,367,234
Bills and drafts payable		**256,188**	163,780	**66,091**	88,060
Tax payables		**522,827**	490,872	**476,868**	441,958
Other liabilities	22	**6,198,612**	6,441,438	**4,169,768**	3,746,985
Deferred tax liabilities	14	**11,717**	14,579	**273**	3,607
Debts issued	23	**7,089,297**	4,196,269	**6,079,974**	3,343,862
		121,291,508	100,009,261	**101,012,543**	86,991,706
		134,878,566	113,446,399	**112,724,881**	98,750,817
Off-balance sheet items					
Contingent liabilities	37	**10,001,219**	8,728,749	**8,160,152**	7,390,726
Derivative financial instruments	38	**278,085,916**	183,839,995	**269,758,270**	180,696,126
Commitments	39	**39,275,821**	37,659,547	**30,593,118**	31,058,409

	Note(s)	The Group 2004 $'000	The Group 2003 $'000	The Bank 2004 $'000	The Bank 2003 $'000
Assets					
Cash, balances and placements with central banks		**11,653,014**	9,084,677	**8,109,433**	6,499,325
Singapore Government treasury bills and securities	24	**7,772,462**	6,310,846	**7,678,206**	6,232,660
Other government treasury bills and securities	25	**1,975,344**	1,351,624	**1,615,464**	706,589
Dealing securities	26	**438,934**	524,506	**124,573**	176,864
Placements and balances with banks and agents	27	**26,725,985**	20,072,137	**23,869,593**	18,330,481
Trade bills	28	**1,579,629**	1,312,603	**214,429**	159,863
Advances to customers	28	**62,720,387**	57,983,953	**50,356,374**	50,350,598
Placements with and advances to subsidiaries		**–**	–	**1,828,628**	1,989,874
Other assets	29	**5,891,510**	4,715,737	**4,265,060**	3,657,413
		118,757,265	101,356,083	**98,061,760**	88,103,667
Investment securities	30	**8,608,545**	5,422,510	**6,802,650**	4,061,903
Investments in associates	31	**1,702,393**	1,396,784	**842,870**	775,380
Investments in subsidiaries	32	**–**	–	**2,697,667**	1,285,403
Fixed assets	34	**1,862,434**	1,768,393	**1,116,994**	1,147,140
Deferred tax assets	14	**72,200**	36,470	**21,121**	5,546
Goodwill	11	**3,875,729**	3,466,159	**3,181,819**	3,371,778
		134,878,566	113,446,399	**112,724,881**	98,750,817

The accounting policies and explanatory notes form an integral part of the financial statements.

Statements of Changes in Equity

for the financial year ended 31 December 2004

	Note(s)	The Group					
		Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
2004							
Balance at 1 January 2004		**1,571,664**	**4,242,284**	**2,859,850**	**4,464,952**	**143,285**	**13,282,035**
Net profit for the financial year attributable to members		**–**	**–**	**–**	**1,451,769**	**–**	**1,451,769**
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	17(a)	**–**	**(36,731)**	**–**	**–**	**–**	**(36,731)**
Group's share of reserves of associates	20	**–**	**–**	**–**	**–**	**(18,730)**	**(18,730)**
Transfer to revenue reserves upon disposal and liquidation of associates	19(a),20	**–**	**–**	**–**	**1,150**	**(1,150)**	**–**
Other adjustments	17(a)	**–**	**2,681**	**–**	**–**	**–**	**2,681**
Total recognised gains/ (losses) for the financial year		**–**	**(34,050)**	**–**	**1,452,919**	**(19,880)**	**1,398,989**
Transfer from/(to) revenue reserves	17(a),18, 19(a)	**–**	**(5,834)**	**62,447**	**(56,613)**	**–**	**–**
Dividends	19(a)	**–**	**–**	**–**	**(754,570)**	**–**	**(754,570)**
Share buy-back	16(a),17(a), 19(a)	**(36,417)**	**36,417**	**–**	**(499,810)**	**–**	**(499,810)**
Issue of shares upon exercise of options	16(a),17(a)	**1,008**	**11,100**	**–**	**–**	**–**	**12,108**
Balance at 31 December 2004		**1,536,255**	**4,249,917**	**2,922,297**	**4,606,878**	**123,405**	**13,438,752**

		The Group					
	Note(s)	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
2003							
Balance at 1 January 2003							
As restated		1,571,603	4,256,919	2,757,518	3,892,971	133,594	12,612,605
Net profit for the financial year attributable to members		–	–	–	1,202,086	–	1,202,086
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	17(a)	–	10,481	–	–	–	10,481
Group's share of reserves of associates	20	–	–	–	–	9,691	9,691
Other adjustments	17(a),18, 19(a)	–	(1,805)	529	(632)	–	(1,908)
Total recognised gains for the financial year		–	8,676	529	1,201,454	9,691	1,220,350
Transfer from/(to) revenue reserves	17(a),18, 19(a)	–	(23,969)	101,803	(77,834)	–	–
Dividends	19(a)	–	–	–	(551,639)	–	(551,639)
Issue of shares upon exercise of options	16(a),17(a)	61	658	–	–	–	719
Balance at 31 December 2003		1,571,664	4,242,284	2,859,850	4,464,952	143,285	13,282,035

The movements of the respective reserve accounts are presented in Notes 16 to 20.

The accounting policies and explanatory notes form an integral part of the financial statements.

Statements of Changes in Equity

for the financial year ended 31 December 2004

	Note(s)	The Bank Share capital $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Total $'000
2004						
Balance at 1 January 2004		**1,571,664**	**4,180,133**	**2,493,172**	**3,514,142**	**11,759,111**
Net profit for the financial year attributable to members		–	–	–	**1,190,234**	**1,190,234**
Differences arising from currency translation of financial statements of foreign branches	17(b)	–	**5,265**	–	–	**5,265**
Total recognised gains for the financial year		–	**5,265**	–	**1,190,234**	**1,195,499**
Transfer from/(to) revenue reserves	17(b),18,19(b)	–	**(5,009)**	**60,000**	**(54,991)**	–
Dividends	19(b)	–	–	–	**(754,570)**	**(754,570)**
Share buy-back	16(a),17(b),19(b)	**(36,417)**	**36,417**	–	**(499,810)**	**(499,810)**
Issue of shares upon exercise of options	16(a),17(b)	**1,008**	**11,100**	–	–	**12,108**
Balance at 31 December 2004		**1,536,255**	**4,227,906**	**2,553,172**	**3,395,005**	**11,712,338**

	Note(s)	The Bank Share capital $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Total $'000
2003						
Balance at 1 January 2003						
As restated		1,571,603	4,197,657	2,395,293	3,079,030	11,243,583
Net profit for the financial year attributable to members		–	–	–	1,070,561	1,070,561
Differences arising from currency translation of financial statements of foreign branches	17(b)	–	(4,113)	–	–	(4,113)
Total recognised gains/(losses) for the financial year		–	(4,113)	–	1,070,561	1,066,448
Transfer from/(to) revenue reserves	17(b),18,19(b)	–	(14,069)	97,879	(83,810)	–
Dividends	19(b)	–	–	–	(551,639)	(551,639)
Issue of shares upon exercise of options	16(a),17(b)	61	658	–	–	719
Balance at 31 December 2003		1,571,664	4,180,133	2,493,172	3,514,142	11,759,111

The movements of the respective reserve accounts are presented in Notes 16 to 20.

The accounting policies and explanatory notes form an integral part of the financial statements.

Consolidated Cash Flow Statement

for the financial year ended 31 December 2004

	2004 $'000	2003 $'000
Cash flows from operating activities:		
Profit before tax	**1,916,865**	1,608,328
Adjustments for:		
Depreciation of fixed assets	**124,701**	107,755
Goodwill written-off and amortised	**213,630**	201,620
Share of profit of associates	**(307,265)**	(107,249)
Operating profit before working capital changes	**1,947,931**	1,810,454
Changes in working capital:		
Increase in deposits	**12,664,532**	1,481,684
Increase/(decrease) in bills and drafts payable	**14,192**	(85)
(Decrease)/increase in other liabilities	**(354,233)**	1,778,501
Decrease in dealing securities	**85,572**	98,905
Increase in placements and balances with banks and agents	**(6,384,549)**	(645,916)
Increase in trade bills and advances to non-bank customers	**(802,609)**	(412,549)
Decrease in other government treasury bills and securities not qualifying as cash and cash equivalents	**385,380**	337,955
Increase in other assets	**(481,772)**	(703,590)
Cash generated from operations	**7,074,444**	3,745,359
Income tax paid	**(366,367)**	(335,092)
Net cash provided by operating activities	**6,708,077**	3,410,267
Cash flows from investing activities:		
Increase in investment securities and investments in associates	**(3,033,248)**	(1,540,708)
Net dividends received from associates	**167,829**	31,559
Net increase in fixed assets	**(79,265)**	(81,799)
Change in/acquisition of minority interests of subsidiaries	**(34,637)**	(3,752)
Net cashflow on acquisition of subsidiaries [Note 32(b)]	**(217,321)**	–
Net cash used in investing activities	**(3,196,642)**	(1,594,700)
Cash flows from financing activities:		
Proceeds from issue of shares	**12,108**	719
Net increase in debts issued	**2,809,850**	2,049,459
Share buy-back	**(499,810)**	–
Dividends paid by the Bank	**(754,570)**	(551,639)
Dividends paid by subsidiaries to minority shareholders	**(3,229)**	(4,291)
Net cash provided by financing activities	**1,564,349**	1,494,248
Currency translation adjustment	**(36,731)**	10,481
Net increase in cash and cash equivalents for the financial year	**5,039,053**	3,320,296
Cash and cash equivalents at beginning of the financial year	**16,361,767**	13,041,471
Cash and cash equivalents at end of the financial year (Note 40)	**21,400,820**	16,361,767

The accounting policies and explanatory notes form an integral part of the financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. Corporate information

United Overseas Bank Limited (the "Bank") is a limited liability company incorporated in Singapore. The registered office of the Bank is at 80 Raffles Place, UOB Plaza, Singapore 048624.

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore. The principal activities of its subsidiaries are set out in Note 45 to the financial statements. There has been no significant change in the nature of these activities during the financial year.

2. Summary of significant accounting policies

(a) ***Basis of preparation***

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act, Cap. 50.

The accounting policies have been consistently applied by the Bank and the Group and are consistent with those used in the previous financial year.

(b) ***Basis of accounting***

The financial statements are presented in Singapore dollars.

The financial statements are prepared in accordance with the historical cost convention, modified by the revaluation of dealing securities, certain Singapore Government treasury bills and securities, other government treasury bills and securities and derivative financial instruments to fair value at the balance sheet date and the inclusion of certain freehold and leasehold land and buildings at valuation.

The preparation of financial statements in conformity with FRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the financial year. Although these estimates are based on management's best knowledge and efforts, actual results may ultimately differ from these estimates.

(c) ***Basis of consolidation***

(i) The consolidated financial statements include the financial statements of the Bank and all its subsidiaries made up to the end of the financial year. The results of subsidiaries acquired or disposed of during the financial year are included in or excluded from the consolidated profit and loss account from the respective dates of their acquisition or disposal. Inter-company balances and transactions and resulting unrealised profits and losses are eliminated in full on consolidation.

(ii) Interpretation of Financial Reporting Standard ("INT FRS") 12: Consolidation – Special Purpose Entities ("SPE") requires that SPE be consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The adoption of INT FRS 12 has resulted in the consolidation of an SPE established in the ordinary course of the Group's business. Details of the SPE are set out in Note 35.

(d) ***Subsidiaries***

A subsidiary is a company in which the Group, directly or indirectly, holds more than 50% of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors.

2. Summary of significant accounting policies *(cont'd)*

(e) ***Associates***

The Group treats as associates those companies in which the Group has a long-term equity interest of 20 to 50 percent and over whose financial and operating policy decisions it has significant influence except when the investment is acquired and held exclusively with a view to its subsequent disposal in the near future, in which case it is accounted for either as dealing securities or investment securities, as appropriate.

Associates are accounted for under the equity method whereby the Group's share of profits less losses of associates is included in the consolidated profit and loss account. The Group's investments in associates include goodwill on acquisition (net of accumulated amortisation), treated in accordance with the accounting policy for goodwill in Note 2(n) and the Group's share of post-acquisition reserves, net of dividends received, are adjusted against the cost of investments in the associates to arrive at the carrying amount in the consolidated balance sheet.

(f) ***Trade bills and advances to customers***

Trade bills and advances to customers are stated at cost less provision for possible losses. These provisions comprise specific provisions made for any debts considered to be doubtful of collection and a general provision maintained to cover losses which, although not specifically identified, are inherent in any portfolio of loans and advances. Known bad debts are written-off.

(g) ***Investments***

(i) Singapore Government and other government treasury bills and securities held for trading are initially recognised in the balance sheet at amounts paid and subsequently re-measured to fair value. The resultant profits and losses are taken up in the profit and loss account.

Singapore Government and other government treasury bills, other than those held for trading, are stated at the lower of cost and market value, determined on an aggregate basis.

Singapore Government and other government securities, other than those held for trading, are stated at cost (adjusted for amortisation of premium/discount) and provisions are made for diminution in value that is other than temporary, determined on an individual basis.

(ii) Dealing securities are initially recognised in the balance sheet at amounts paid and are subsequently re-measured to fair value. The resultant profits and losses are taken up in the profit and loss account.

(iii) Investment securities are stated at cost (adjusted for amortisation of premium/discount) and provisions are made for diminution in value that is other than temporary, determined on an individual basis.

Investment securities held by the consolidated SPE are initially recognised in the balance sheet at amounts paid and subsequently re-measured to fair value. Fair value for publicly quoted investments is based on quoted market prices at the balance sheet date. Fair value for unquoted investments is based on other valuation techniques, such as discounting estimated cash flows at an appropriate rate.

(iv) Investments in associates and subsidiaries are stated at cost and provisions are made for impairment, determined on an individual basis.

(h) ***Cash and cash equivalents***

Cash equivalents are highly liquid assets that are readily convertible into cash.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the balance sheet amounts of cash, balances and placements with central banks and Singapore Government treasury bills and securities, less non-cash equivalents included in those amounts.

(i) ***Revenue recognition***

(i) Interest income is recognised on a time proportion basis.

(ii) Dividend income from investments other than investments in subsidiaries is taken up gross in the profit and loss account of the financial year in which the dividend is received.

(iii) Dividend income from subsidiaries is taken up gross in the profit and loss account of the financial year in which the dividend is declared.

(iv) *Gains and losses on disposal of investments are taken up in the profit and loss account.*

(v) Fee and commission income and rental income are recognised on a time proportion basis. Where a fee is charged in lieu of interest, such fee is amortised over the same period as the related interest income is recognised. Rental income represents income from the tenanted areas of the buildings owned by the Bank and/or the Group.

(j) ***Fixed assets and depreciation***

Fixed assets are stated at cost or valuation for certain land and buildings, less accumulated depreciation and impairment. Fixed assets, other than land and buildings, are depreciated on a straight-line basis over 5 or 10 years. Computer software is included in fixed assets and similarly amortised. Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or over the period of the respective leases, whichever is shorter.

2. Summary of significant accounting policies *(cont'd)*

(k) ***Tax***

Deferred income tax is provided, using the liability method, in full on all significant temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the financial years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are recognised for all significant temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all significant deductible temporary differences, carry-forward of unutilised tax losses and unabsorbed capital allowances, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unutilised tax losses and unabsorbed capital allowances can be utilised.

At each balance sheet date, the Group re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The Group recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Deferred income tax is charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

(l) ***Foreign currencies***

Transactions in foreign currencies are measured in Singapore dollar and recorded at exchange rates approximating those ruling at the transaction dates. Foreign currency monetary assets and liabilities are measured using the exchange rates ruling at the balance sheet date. Non-monetary assets and liabilities are measured using the exchange rates ruling at the transaction dates or, in the case of items carried at fair value, the exchange rates that existed when the values were determined. All resultant exchange differences are recognised in the profit and loss account.

Assets and liabilities of foreign entities are translated into Singapore dollar equivalents at exchange rates ruling at the balance sheet date. Revenues and expenses are translated at average exchange rates for the financial year, which approximate the exchange rates at the dates of the transactions. All resultant exchange differences are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences included in equity are recognised in the profit and loss account as a component of the gain or loss on disposal.

Goodwill arising on acquisition of a foreign entity are treated as assets at the Group level and are recorded at the exchange rate at the date of the transaction. Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are recorded at exchange rates ruling at the balance sheet date. All resultant exchange differences are taken directly to equity.

(m) ***Derivative financial instruments***

Derivative financial instruments are initially recognised in the balance sheet at amounts paid or received, as appropriate.

Derivative financial instruments undertaken for trading purposes are subsequently re-measured to fair value and the resultant profits and losses are taken up in the profit and loss account.

Derivative financial instruments entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged items.

(n) ***Goodwill***

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets of subsidiaries, associates or businesses acquired.

Goodwill arising on acquisition of subsidiaries occurring on or after 1 January 2001 is reported in the balance sheet as an intangible asset. Goodwill on acquisition of associates occurring on or after 1 January 2001 is included in investments in associates.

Goodwill is amortised on a straight-line basis, through the profit and loss account, over its useful economic life up to a maximum of 20 years.

Negative goodwill represents the excess of the fair value of the identifiable net assets of subsidiaries, associates or businesses acquired over the fair value of the consideration given.

Negative goodwill is amortised on a straight-line basis, through the profit and loss account over the remaining weighted average useful life of the identifiable depreciable/amortisable assets acquired, with the exception of the amount of negative goodwill exceeding the fair values of acquired identifiable non-monetary assets, which is recognised as income immediately.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

(o) ***Impairment***

Investments in associates, investments in subsidiaries, fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset or the cash generating unit to which the asset is allocated exceeds its recoverable amount which is the higher of the asset's or cash generating unit's net selling price and value in use.

(p) ***Provisions***

Provisions are recognised when the Bank or the Group has a present legal or constructive obligation where as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for possible loan losses, diminution in value, and impairment of other classes of assets, despite the use of the term "provisions", are not provisions as defined above. Instead, they represent adjustments to the carrying values of assets.

2. Summary of significant accounting policies *(cont'd)*

(q) ***Employee benefits***

Equity compensation benefits

Employees of the Bank and the Group with the corporate grade of Vice President (or an equivalent rank) and above as well as selected employees below Vice President (or an equivalent rank) qualify for the UOB 1999 Share Option Scheme (hereinafter called the "Scheme"), subject to certain conditions.

Pursuant to the Scheme, options have been granted to enable the holders to acquire shares in the Bank at the respective exercise prices.

The Bank and the Group do not recognise share options issued under the Scheme as a charge to the profit and loss account.

Post employment benefits

The Bank and the Group contribute to legally required social security schemes (including the Central Provident Fund) which are defined contribution schemes.

These expenses are charged to the profit and loss account as and when they arise and are included as part of staff costs.

(r) ***Dividends***

Dividends on ordinary shares are recorded in the financial statements in the period in which they are declared.

(s) ***Repurchase and reverse repurchase agreements***

Repurchase agreements are treated as collaterised borrowings and the amounts borrowed are shown as liabilities, included in deposits of and amounts owing to non-bank customers, banks and agents (Note 21). The securities sold under repurchase agreements are treated as pledged assets and remain in the respective assets on the balance sheet.

Reverse repurchase agreements are treated as collaterised lending and the amounts lent are shown as assets, included in placements and balances with banks and agents and advances to customers.

The difference between the amount received and the amount paid, under repurchase agreements and reverse repurchase agreements, is amortised as interest expense and interest income respectively.

3. Interest income

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Government treasury bills and securities	**183,280**	166,504	**157,063**	134,306
Trade bills and advances to customers	**2,570,283**	2,532,943	**1,982,214**	2,004,787
Placements and balances with banks and agents	**630,547**	409,735	**521,739**	324,825
Dealing and investment securities	**277,230**	184,919	**205,282**	126,732
	3,661,340	3,294,101	**2,866,298**	2,590,650
Received/receivable from:				
Subsidiaries	**–**	–	**29,207**	20,224
Associates	**6,296**	13,898	**6,282**	13,830
Third parties	**3,655,044**	3,280,203	**2,830,809**	2,556,596
	3,661,340	3,294,101	**2,866,298**	2,590,650

4. Interest expense

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Non-bank deposits	**907,383**	796,069	**614,696**	548,012
Deposits and balances of banks and agents	**366,646**	292,681	**341,018**	255,158
Debts issued	**232,415**	134,813	**215,849**	119,630
	1,506,444	1,223,563	**1,171,563**	922,800
Paid/payable to:				
Subsidiaries	**–**	–	**28,521**	21,871
Associates	**3,339**	2,420	**2,364**	1,936
Third parties	**1,503,105**	1,221,143	**1,140,678**	898,993
	1,506,444	1,223,563	**1,171,563**	922,800

5. Dividend income

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Dividend income from:				
Investments in subsidiaries				
Quoted	**–**	–	**4,947**	5,195
Unquoted	**–**	–	**93,226**	222,452
Investments in associates				
Quoted	**–**	–	**172,797**	31,442
Unquoted	**–**	–	**3,518**	4,100
Other investments				
Quoted	**31,013**	25,813	**19,406**	16,152
Unquoted	**11,970**	16,191	**10,603**	5,266
	42,983	42,004	**304,497**	284,607

6. Fee and commission income

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Credit card	**108,662**	93,734	**78,832**	71,142
Fund management	**111,247**	77,885	**10,076**	4,954
Futures broking	**32,492**	35,367	**–**	–
Investment-related	**130,814**	97,519	**90,046**	67,936
Loan-related	**114,027**	96,567	**95,213**	82,178
Service charges	**52,389**	49,490	**44,445**	43,111
Trade-related	**138,394**	111,322	**98,081**	83,209
Other	**17,872**	25,982	**10,688**	19,857
	705,897	587,866	**427,381**	372,387

7. Other operating income

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Net (loss)/profit on dealing securities, government treasury bills and securities, and derivatives	**(34,220)**	142,478	**(34,995)**	144,042
Net profit on foreign exchange dealings	**126,011**	111,205	**90,656**	79,455
Net profit on disposal of investment securities and associates	**88,391**	53,923	**36,336**	36,748
Net profit on disposal of fixed assets	**12,767**	18,564	**11,901**	11,872
Net (loss)/profit on disposal and liquidation of subsidiaries	**(5,366)**	408	**9,182**	14,225
Other income	**102,806**	60,008	**59,377**	55,820
	290,389	386,586	**172,457**	342,162

8. Staff costs

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Wages and salaries	**498,898**	449,822	**302,314**	283,551
Employer's contribution to defined contribution plans, including Central Provident Fund	**45,790**	49,422	**28,153**	30,994
Other staff-related costs	**42,765**	32,536	**33,281**	29,099
	587,453	531,780	**363,748**	343,644

(b)

	The Group		The Bank	
	2004	2003	**2004**	2003
Number of employees at the balance sheet date	**13,574**	10,547	**5,360**	5,233

8. Staff costs *(cont'd)*

(c) *Equity compensation benefits*

Options to subscribe for ordinary shares of $1 each in the Bank are granted pursuant to the UOB 1999 Share Option Scheme (hereinafter called the "Scheme") to employees of the UOB Group with the corporate grade of Vice President (or an equivalent rank) and above as well as selected employees below the corporate grade of Vice President (or an equivalent rank), subject to certain conditions.

Movements in the number of shares under option held by employees of the Group are as follows:

	The Group and The Bank	
	2004	2003
	'000	'000
Outstanding at 1 January	**4,467**	2,400
Issued	**2,083**	2,200
Exercised	**(1,008)**	(61)
Lapsed	**(1,268)**	(72)
Outstanding at 31 December	**4,274**	4,467

Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out below:

Year in which options were granted under the Scheme	Price per share payable in full upon application	Date of expiration of option	Number of shares	
	$		**2004**	2003
			'000	'000
1999	14.70	27 December 2004	**–**	1,185
2000	12.90	11 December 2005	**822**	1,121
2003	11.67	6 June 2008	**1,369**	2,161
2004	13.67	29 November 2009	**2,083**	–
			4,274	4,467

Details of share options exercised during the financial year to subscribe for ordinary shares of $1 each in the Bank are as follows:

Year in which options were granted under the Scheme	Exercise price	Number of shares issued		Consideration received in cash	
	$	**2004**	2003	**2004**	2003
		'000	'000	**$'000**	$'000
1998	3.14	**–**	7	**–**	22
2000	12.90	**280**	54	**3,612**	697
2003	11.67	**728**	–	**8,496**	–
		1,008	61	**12,108**	719

9. Other operating expenses

Included in other operating expenses are:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Depreciation of fixed assets	**124,701**	107,755	**84,709**	78,077
Rental of premises and equipment	**36,636**	39,388	**39,321**	46,893
Maintenance of premises and other assets	**55,847**	51,142	**38,489**	38,094
Other expenses of premises	**36,211**	31,613	**21,107**	19,075
Auditors' remuneration:				
Payable to the auditors of the Bank in Singapore				
Current year	**1,505**	1,649	**1,084**	1,060
Prior year underprovision	**–**	166	**–**	241
	1,505	1,815	**1,084**	1,301
Payable to auditors of the Bank outside Singapore	**798**	1,121	**387**	669
Payable to other auditors	**508**	117	**237**	–
Other fees*				
Payable to the auditors of the Bank in Singapore	**107**	912	**107**	727
Payable to auditors of the Bank outside Singapore	**14**	210	**14**	99
Payable to other auditors	**10**	–	**10**	–

* Included fees in respect of audit-related work required by laws and regulations.

10. Directors' fees and other remuneration

(a) Fees and other remuneration paid/payable to the directors of the Bank and its subsidiaries included in total expenses are as follows:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Directors of the Bank:				
Fees	**809**	871	**600**	619
Remuneration	**10,909**	11,156	**10,909**	11,156
Professional fees paid/payable to firms of which certain directors of the Bank are members	**2,536**	200	**2,221**	38
Less:				
Amount capitalised in:				
Subordinated debts issued	**443**	–	**443**	–
Cost of acquisition of subsidiaries and an associate	**955**	–	**695**	–
Amount charged to the profit and loss accounts during the financial year	**1,138**	200	**1,083**	38
	12,856	12,227	**12,592**	11,813
Directors of its subsidiaries:				
Fees	**673**	689	**10**	10
Remuneration	**6,258**	8,982	**–**	–
	6,931	9,671	**10**	10

10. Directors' fees and other remuneration *(cont'd)*

(b) The number of directors of the Bank whose total directors' fees and other remuneration from the Group that fall into the following bands is as below:

	The Group	
	2004	2003
$7,500,000 to $7,749,999	**1**	–
$6,750,000 to $6,999,999	**–**	1
$2,250,000 to $2,499,999	**1**	–
$2,000,000 to $2,249,999	**–**	1
$1,250,000 to $1,499,999	**–**	1
$1,000,000 to $1,249,999	**1**	–
$750,000 to $999,999	**–**	1
Below $250,000	**10**	10
	13	14

11. Goodwill

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Balance at 1 January	**3,466,159**	3,666,046	**3,371,778**	3,585,428
Transfer from Overseas Union Trust Limited ("OUT") upon merger with the Bank				
At cost	**–**	–	**–**	(25,533)
Accumulated amortisation	**–**	–	**–**	425
	–	–	**–**	(25,108)
Net deferred tax liability on fair values of assets and liabilities of OUT acquired in 2002 and adjusted in 2003	**–**	1,733	**–**	1,733
Goodwill on acquisition of Bank of Asia Public Company Limited [Note 32(b)]	**611,086**	–	**–**	–
Goodwill on acquisition of additional shares in subsidiaries	**12,114**	–	**–**	–
Goodwill written-off to profit and loss account upon liquidation of a subsidiary				
At cost	**–**	(1,288)	**–**	–
Accumulated amortisation	**–**	96	**–**	–
	–	(1,192)	**–**	–
Amortisation during the financial year	**(213,630)**	(200,428)	**(189,959)**	(190,275)
Balance at 31 December	**3,875,729**	3,466,159	**3,181,819**	3,371,778
Goodwill, at cost	**4,533,051**	3,909,851	**3,800,657**	3,800,657
Accumulated amortisation	**(657,322)**	(443,692)	**(618,838)**	(428,879)
	3,875,729	3,466,159	**3,181,819**	3,371,778

12. Provisions

Provisions charged/(credited) to the profit and loss accounts during the financial year are as follows:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Specific provisions for and net write-offs of trade bills and advances to customers	**234,782**	345,402	**189,657**	270,839
General provisions (written back)/charged	**(102,000)**	–	**(107,305)**	2,442
Provision for diminution in value/impairment of investments, fixed assets and other assets (Note 33)	**68,581**	16,110	**26,534**	53,633
Provision/(write-back of provision) for contingent liabilities	**7,342**	–	**(18,201)**	–
	208,705	361,512	**90,685**	326,914

13. Exceptional item

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Surplus arising from the merger of OUT	**–**	–	**–**	12,421

14. Tax

(a) The tax charge to the profit and loss accounts comprises the following:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
On the profit of the financial year:				
Current tax	**405,602**	386,686	**359,641**	358,996
Deferred tax	**(19,230)**	(6,585)	**(18,893)**	(3,913)
	386,372	380,101	**340,748**	355,083
Share of tax of associates	**65,887**	26,423	**–**	–
	452,259	406,524	**340,748**	355,083
(Over)/underprovision of tax in respect of prior financial years:				
Current tax	**(3,027)**	(8,879)	**(3,076)**	(5,230)
Deferred tax	**1,200**	(4,894)	**(1)**	(3,658)
	450,432	392,751	**337,671**	346,195

The tax charge on the results of the Bank and the Group for the financial year differs from the theoretical amount that would arise by applying the Singapore statutory income tax rate to the profit before tax due to the following:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Profit before tax	**1,916,865**	1,608,328	**1,527,905**	1,416,756
Tax calculated at a tax rate of 20% (2003: 22%)	**383,373**	353,832	**305,581**	311,686
Effects on:				
Singapore statutory stepped income exemption	**(210)**	(278)	**(11)**	(12)
Offshore income from the Asian Currency Unit and other income taxed at concessionary rates	**(30,699)**	(40,199)	**(24,729)**	(36,552)
Other tax rebates	**(267)**	(2,509)	**–**	–
Different tax rates in other countries	**38,647**	23,819	**24,547**	64,155
Losses of overseas branches, subsidiaries and associates not offset against taxable income of other entities	**7,716**	9,872	**219**	302
Income not subject to tax	**(29,884)**	(1,906)	**(16,153)**	(39,372)
Expenses not deductible for tax purposes	**84,613**	65,393	**51,490**	55,472
Realisation of deferred tax benefit in respect of tax losses not previously recognised	**(1,030)**	(1,500)	**(196)**	(596)
Tax expense on profit of the financial year	**452,259**	406,524	**340,748**	355,083

(b) Deferred tax asset is recognised for tax losses carried forward to the extent that the realisation of the related tax benefits through future taxable profits is probable. The Group has not recognised the deferred tax asset in respect of tax losses of $581,277,000 (2003: $222,752,000) which can be carried forward to offset against future taxable income subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for the amount of $527,026,000 (2003: $188,124,000) which will expire between the years 2005 and 2024 (2003: 2004 and 2023).

The movements in the deferred tax assets and liabilities of the Bank and the Group (prior to the offsetting of balances within the same tax jurisdiction) during the financial year are as follows:

Deferred tax liabilities

	2004				2003			
	Accelerated tax depreciation $'000	**Fair value of depreciable properties acquired in business combination $'000**	**Other $'000**	**Total $'000**	Accelerated tax depreciation $'000	Fair value of depreciable properties acquired in business combination $'000	Other $'000	Total $'000
The Group								
Balance at 1 January	**58,997**	**52,181**	**6,972**	**118,150**	51,310	49,526	9,073	109,909
Currency translation differences	**(186)**	**(84)**	**375**	**105**	(124)	–	(40)	(164)
Adjustment to goodwill (Note 11)	**–**	**–**	**–**	**–**	–	7,922	–	7,922
Liquidation of a subsidiary	**–**	**–**	**–**	**–**	(8)	–	–	(8)
(Credited)/charged to profit and loss account	**(5,278)**	**(6,170)**	**9,953**	**(1,495)**	7,819	(5,267)	(2,061)	491
Balance at 31 December	**53,533**	**45,927**	**17,300**	**116,760**	58,997	52,181	6,972	118,150
The Bank								
Balance at 1 January	**48,526**	**52,181**	**3,432**	**104,139**	39,658	49,526	2,209	91,393
Currency translation differences	**(35)**	**–**	**375**	**340**	(17)	–	(57)	(74)
Adjustment to goodwill (Note 11)	**–**	**–**	**–**	**–**	–	7,922	–	7,922
Transfer from subsidiaries upon merger	**–**	**–**	**–**	**–**	319	–	–	319
(Credited)/charged to profit and loss account	**(4,799)**	**(7,802)**	**9,134**	**(3,467)**	8,566	(5,267)	1,280	4,579
Balance at 31 December	**43,692**	**44,379**	**12,941**	**101,012**	48,526	52,181	3,432	104,139

14. Tax *(cont'd)*

(b) *(cont'd)*

Deferred tax assets

	2004			2003		
	Non-tax deductible general provisions $'000	**Other $'000**	**Total $'000**	Non-tax deductible general provisions $'000	Other $'000	Total $'000
The Group						
Balance at 1 January	**123,852**	**16,189**	**140,041**	110,548	11,980	122,528
Currency translation differences	**(1,244)**	**292**	**(952)**	(651)	5	(646)
Adjustment to goodwill (Note 11)	**–**	**–**	**–**	6,189	–	6,189
Acquisition of subsidiaries	**–**	**21,619**	**21,619**	–	–	–
(Charged)/credited to profit and loss account	**(8,585)**	**25,120**	**16,535**	7,766	4,204	11,970
Balance at 31 December	**114,023**	**63,220**	**177,243**	123,852	16,189	140,041
The Bank						
Balance at 1 January	**92,581**	**13,497**	**106,078**	78,626	9,135	87,761
Currency translation differences	**–**	**355**	**355**	–	(22)	(22)
Adjustment to goodwill (Note 11)	**–**	**–**	**–**	6,189	–	6,189
(Charged)/credited to profit and loss account	**(8,416)**	**23,843**	**15,427**	7,766	4,384	12,150
Balance at 31 December	**84,165**	**37,695**	**121,860**	92,581	13,497	106,078

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. Deferred tax assets and liabilities after netting are shown in the balance sheets as follows:

	The Group		**The Bank**	
	2004 $'000	2003 $'000	**2004 $'000**	2003 $'000
Deferred tax liabilities				
Before netting	**116,760**	118,150	**101,012**	104,139
Amount netted against deferred tax assets	**(105,043)**	(103,571)	**(100,739)**	(100,532)
After netting	**11,717**	14,579	**273**	3,607
Deferred tax assets				
Before netting	**177,243**	140,041	**121,860**	106,078
Amount netted against deferred tax liabilities	**(105,043)**	(103,571)	**(100,739)**	(100,532)
After netting	**72,200**	36,470	**21,121**	5,546

15. Earnings per share

The calculation of basic and diluted earnings per share ("EPS") is determined based on the profit attributable to members divided by the weighted average number of ordinary shares in issue:

	The Group	
	2004	2003
	$'000	$'000
Net profit for the financial year attributable to members	**1,451,769**	1,202,086
	'000	'000
Weighted average number of ordinary shares in issue for computation of basic EPS	**1,567,228**	1,571,627
Adjustment for assumed exercise of share options	**215**	–
Weighted average number of ordinary shares for computation of diluted EPS	**1,567,443**	1,571,627

16. Share capital

(a)

	The Group and The Bank			
	2004		2003	
	Number of shares '000	**$'000**	Number of shares '000	$'000
Ordinary shares of $1 each				
Authorised	**3,000,000**	**3,000,000**	3,000,000	3,000,000
Issued and fully paid:				
Balance at 1 January	**1,571,664**	**1,571,664**	1,571,603	1,571,603
Share buy-back	**(36,417)**	**(36,417)**	–	–
Shares issued upon exercise of options	**1,008**	**1,008**	61	61
Balance at 31 December	**1,536,255**	**1,536,255**	1,571,664	1,571,664

(b) During the financial year, the Bank issued 1,008,000 (2003: 61,000) ordinary shares of $1 each to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(c) On 29 October 2004, the Board announced a proposed share buy-back programme of up to $500 million by way of open market purchase, pursuant to a share purchase mandate approved by shareholders at the UOB's extraordinary general meeting held on 29 April 2004. During the financial year, the Bank purchased 36,417,000 UOB shares in the open market at an average price of $13.72 per share. The total consideration paid for the share buy-back of $499,810,000 (excluding related expenses) was financed by internally generated funds.

Under current law, a share purchased or acquired by UOB is deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to the share will expire on cancellation. On cancellation, the par value of the shares cancelled is transferred to a capital redemption reserve account.

(d) Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out in Note 8(c).

17. Capital reserves

(a) ***The Group***

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserves $'000	Other $'000	Total $'000
2004					
Balance at 1 January	**791,891**	**3,417,501**	**(84,908)**	**117,800**	**4,242,284**
Currency translation differences	**–**	**–**	**(36,731)**	**–**	**(36,731)**
Share premium arising from the issue of shares upon exercise of options	**11,100**	**–**	**–**	**–**	**11,100**
Share buy-back	**–**	**–**	**–**	**36,417**	**36,417**
Transfer to retained profits [Note 19(a)]	**–**	**(5,009)**	**–**	**(825)**	**(5,834)**
Other adjustments	**–**	**–**	**–**	**2,681**	**2,681**
Balance at 31 December	**802,991**	**3,412,492**	**(121,639)**	**156,073**	**4,249,917**
2003					
Balance at 1 January	791,233	3,431,570	(95,389)	129,505	4,256,919
Currency translation differences	–	–	10,481	–	10,481
Share premium arising from the issue of shares upon exercise of options	658	–	–	–	658
Transfer to retained profits [Note 19(a)]	–	(14,069)	–	(9,900)	(23,969)
Other adjustments	–	–	–	(1,805)	(1,805)
Balance at 31 December	791,891	3,417,501	(84,908)	117,800	4,242,284

(b) ***The Bank***

	Share premium $'000	Merger reserve $'000	Foreign currency translation reserves $'000	Other $'000	Total $'000
2004					
Balance at 1 January	**791,891**	**3,417,501**	**(29,259)**	**–**	**4,180,133**
Currency translation differences	**–**	**–**	**5,265**	**–**	**5,265**
Share premium arising from the issue of shares upon exercise of options	**11,100**	**–**	**–**	**–**	**11,100**
Share buy-back	**–**	**–**	**–**	**36,417**	**36,417**
Transfer to retained profits [Note 19(b)]	**–**	**(5,009)**	**–**	**–**	**(5,009)**
Balance at 31 December	**802,991**	**3,412,492**	**(23,994)**	**36,417**	**4,227,906**
2003					
Balance at 1 January	791,233	3,431,570	(25,146)	–	4,197,657
Currency translation differences	–	–	(4,113)	–	(4,113)
Share premium arising from the issue of shares upon exercise of options	658	–	–	–	658
Transfer to retained profits [Note 19(b)]	–	(14,069)	–	–	(14,069)
Balance at 31 December	791,891	3,417,501	(29,259)	–	4,180,133

(c) The share premium account may only be utilised for specific purposes provided for by the Singapore Companies Act, Cap. 50 (the "Act").

The merger reserve of the Bank and the Group represents the premium arising from the issue of shares in connection with the acquisition of Overseas Union Bank Limited ("OUB") which was not transferred to the share premium account due to the relief provided for under Section 69B of the Act. The balances at the balance sheet date were net of the amount transferred to retained profits following the receipt of dividends paid out of OUB Group's pre-acquisition profits.

The foreign currency translation reserves of the Bank and the Group relate to currency translation differences arising from the use of year-end exchange rates versus historical rates in translating the net assets of overseas branches, subsidiaries and associates.

The other reserves of the Bank and the Group include capital redemption reserve of $36,417,000 (2003: $Nil), arising from share buy-back. The Group's other reserves also include an amount of $57,796,000 (2003: $57,796,000) relating to bonus shares which were issued by a subsidiary as fully paid shares through capitalisation of the subsidiary's revenue reserve.

18. Statutory reserves

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Balance at 1 January	**2,859,850**	2,757,518	**2,493,172**	2,395,293
Transfer from revenue reserves (Note 19)	**62,447**	101,803	**60,000**	97,879
Other adjustments	**–**	529	**–**	–
Balance at 31 December	**2,922,297**	2,859,850	**2,553,172**	2,493,172

The statutory reserves of the Bank and the Group are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless approved by the relevant authorities.

19. Revenue reserves

(a) ***The Group***

	General reserves $'000	Retained profits $'000	Total $'000
2004			
Balance at 1 January	**1,263,212**	**3,201,740**	**4,464,952**
Net profit for the financial year attributable to members	**–**	**1,451,769**	**1,451,769**
Transfer to general reserves	**242,798**	**(242,798)**	**–**
Transfer to statutory reserves (Note 18)	**–**	**(62,447)**	**(62,447)**
Transfer from other reserves [Note 17(a)]	**–**	**825**	**825**
Transfer from merger reserve [Note 17(a)]	**–**	**5,009**	**5,009**
Transfer from share of reserves of associates (Note 20)	**–**	**1,150**	**1,150**
Share buy-back [Note 16(c)]	**–**	**(499,810)**	**(499,810)**
Dividends:			
Final dividend in respect of financial year ended 31 December 2003 of 40 cents per share paid, net of tax at 20%	**–**	**(502,976)**	**(502,976)**
Interim dividend in respect of financial year ended 31 December 2004 of 20 cents per share paid, net of tax at 20%	**–**	**(251,594)**	**(251,594)**
	–	**(754,570)**	**(754,570)**
Balance at 31 December	**1,506,010**	**3,100,868**	**4,606,878**
2003			
Balance at 1 January			
As restated	957,973	2,934,998	3,892,971
Net profit for the financial year attributable to members	–	1,202,086	1,202,086
Transfer to general reserves	349,746	(349,746)	–
Transfer to statutory reserves (Note 18)	(43,879)	(57,924)	(101,803)
Transfer from other reserves [Note 17(a)]	–	9,900	9,900
Transfer from merger reserve [Note 17(a)]	–	14,069	14,069
Other adjustments	(628)	(4)	(632)
Dividends:			
Final dividend in respect of financial year ended 31 December 2002 of 25 cents per share paid, net of tax at 22%	–	(306,463)	(306,463)
Interim dividend in respect of financial year ended 31 December 2003 of 20 cents per share paid, net of tax at 22%	–	(245,176)	(245,176)
	–	(551,639)	(551,639)
Balance at 31 December	1,263,212	3,201,740	4,464,952

19. Revenue reserves *(cont'd)*

(b) ***The Bank***

	General reserve $'000	Retained profits $'000	Total $'000
2004			
Balance at 1 January	**790,249**	**2,723,893**	**3,514,142**
Net profit for the financial year attributable to members	**–**	**1,190,234**	**1,190,234**
Transfer to general reserve	**240,000**	**(240,000)**	**–**
Transfer to statutory reserve (Note 18)	**–**	**(60,000)**	**(60,000)**
Transfer from merger reserve [Note 17(b)]	**–**	**5,009**	**5,009**
Share buy-back [Note 16(c)]	**–**	**(499,810)**	**(499,810)**
Dividends:			
Final dividend in respect of financial year ended 31 December 2003 of 40 cents per share paid, net of tax at 20%	**–**	**(502,976)**	**(502,976)**
Interim dividend in respect of financial year ended 31 December 2004 of 20 cents per share paid, net of tax at 20%	**–**	**(251,594)**	**(251,594)**
	–	**(754,570)**	**(754,570)**
Balance at 31 December	**1,030,249**	**2,364,756**	**3,395,005**
2003			
Balance at 1 January			
As restated	488,128	2,590,902	3,079,030
Net profit for the financial year attributable to members	–	1,070,561	1,070,561
Transfer to general reserve	346,000	(346,000)	–
Transfer to statutory reserve (Note 18)	(43,879)	(54,000)	(97,879)
Transfer from merger reserve [Note 17(b)]	–	14,069	14,069
Dividends:			
Final dividend in respect of financial year ended 31 December 2002 of 25 cents per share paid, net of tax at 22%	–	(306,463)	(306,463)
Interim dividend in respect of financial year ended 31 December 2003 of 20 cents per share paid, net of tax at 22%	–	(245,176)	(245,176)
	–	(551,639)	(551,639)
Balance at 31 December	790,249	2,723,893	3,514,142

(c) In each financial year, a certain amount of retained profits is transferred to general reserves of the Bank and the Group. These general reserves have not been earmarked for any particular purpose.

(d) The revenue reserves of the Bank and the Group are distributable except for the amount of $367,092,000 (2003: $287,591,000) being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend from or disposal of investments in the associates.

20. Share of reserves of associates

	The Group	
	2004	2003
	$'000	$'000
Balance at 1 January	**143,285**	133,594
Movements in other reserves of associates	**(18,730)**	9,691
Transfer to retained profits on disposal and liquidation of associates [Note 19(a)]	**(1,150)**	–
Balance at 31 December	**123,405**	143,285

The balance comprises the Group's share of associates' post-acquisition revenue reserves at the beginning of 1 January 1998, and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable until they are realised by way of dividend from or disposal of investments in the associates. In the year of realisation, revaluation reserves previously brought into the Group without going through the consolidated profit and loss account are recognised in the consolidated profit and loss account. In all other cases, they are transferred to other reserves as appropriate.

The Group's share of profit of associates from 1 January 1998 is included in revenue reserves of the Group.

21. Deposits of and amounts owing to non-bank customers, banks and agents and subsidiaries

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Analysed by remaining maturity:				
Within 1 year	**104,728,583**	87,450,283	**88,287,529**	78,303,812
Over 1 year but within 3 years	**1,411,887**	702,924	**1,000,076**	590,401
Over 3 years but within 5 years	**903,065**	433,679	**852,069**	393,074
Over 5 years	**169,332**	115,437	**79,895**	79,947
	107,212,867	88,702,323	**90,219,569**	79,367,234

(b) Included in deposits of and amounts owing to non-bank customers, banks and agents are:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Obligations on securities sold under repurchase agreements ("REPOs")	**4,236,716**	151,180	**2,881,180**	151,180

The related securities sold under REPOs are shown in Notes 24, 25, 27, 28 and 30 to the financial statements.

21. Deposits of and amounts owing to non-bank customers, banks and agents and subsidiaries *(cont'd)*

(c) Included in deposits of non-bank customers are:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Fixed rate deposits	**50,933,202**	45,801,200	**41,194,858**	38,664,804
Current, savings and other deposits	**28,085,568**	24,061,761	**21,159,679**	21,636,496
	79,018,770	69,862,961	**62,354,537**	60,301,300

22. Other liabilities

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Accrued interest payable	**541,261**	349,785	**448,195**	285,777
Trading derivative financial instruments at fair value (Note 38)	**2,703,121**	2,599,658	**2,637,563**	2,563,077
Other	**2,954,230**	3,491,995	**1,084,010**	898,131
	6,198,612	6,441,438	**4,169,768**	3,746,985

23. Debts issued

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
(a) ***Subordinated notes***				
S$1.3 billion 4.95% subordinated notes due 2016 callable with step-up in 2011, at cost	**1,300,000**	1,300,000	**1,300,000**	1,300,000
US$1 billion 4.50% subordinated notes due 2013, at cost adjusted for discount	**1,633,245**	1,700,154	**1,633,245**	1,700,154
S$1 billion 4.100% subordinated notes due 2019 callable with step-up in 2014, at cost adjusted for discount	**997,637**	–	**997,637**	–
US$1 billion 5.375% subordinated notes due 2019 callable with step-up in 2014, at cost adjusted for discount	**1,632,681**	–	**1,632,681**	–
THB2 billion subordinated debentures due 2008, at cost	**83,957**	–	**–**	–
	5,647,520	3,000,154	**5,563,563**	3,000,154
Unamortised expenses incurred in connection with the issue of the subordinated notes	**(13,986)**	(9,345)	**(13,986)**	(9,345)
	5,633,534	2,990,809	**5,549,577**	2,990,809

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
(b) ***Asset Backed Commercial Paper ("ABCP")***				
At cost adjusted for discount:				
S$ ABCP	**724,000**	678,500	**–**	–
US$ ABCP	**201,366**	173,907	**–**	–
	925,366	852,407	**–**	–
(c) ***Other***				
Credit linked notes, at cost	**32,676**	34,016	**32,676**	34,016
Interest rate linked notes, at cost	**95,470**	65,830	**95,470**	65,830
Equity linked notes, at cost	**402,251**	253,207	**402,251**	253,207
	530,397	353,053	**530,397**	353,053
Total debts issued	**7,089,297**	4,196,269	**6,079,974**	3,343,862

(a) The S$1.3 billion 4.95% subordinated notes were issued by the Bank at par on 30 August 2001 and mature on 30 September 2016. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.95% per annum up to and including 29 September 2011. From and including 30 September 2011, interest is payable semi-annually at a fixed rate equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25% per annum.

The US$1 billion 4.50% subordinated notes were issued by the Bank at 99.96% on 30 June 2003 and mature on 2 July 2013. The notes may be redeemed at par at the option of the Bank, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to the approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.50% per annum beginning 2 January 2004.

The S$1 billion 4.100% subordinated notes were issued by the Bank at 99.755% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.100% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a fixed rate per annum equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) plus 1.680%.

23. Debts issued *(cont'd)*

(a) *(cont'd)*

The US$1 billion 5.375% subordinated notes were issued by the Bank at 99.929% on 24 August 2004 and mature on 3 September 2019. The notes may be redeemed at par at the option of the Bank, in whole but not in part, on 3 September 2014 or at any interest payment date in the event of certain changes in the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 5.375% per annum beginning 3 March 2005. From and including 3 September 2014, interest is payable semi-annually at a floating rate per annum equal to the six-month LIBOR plus 1.666%.

The capitalised expenses incurred in connection with the issue of the subordinated notes are amortised over 10 years from the date of issue of the subordinated notes.

All the S$ and US$ notes are unsecured subordinated obligations of the Bank and have been approved by the Monetary Authority of Singapore as qualifying for Upper Tier 2 capital. They rank equally with all present and future Upper Tier 2 unsecured subordinated indebtedness of the Bank and rank senior to all ordinary and preference shares of the Bank. At the balance sheet date, all outstanding liabilities of the Bank rank senior to these notes.

The Bank has entered into interest rate swaps to manage the interest rate risk arising from the S$ and US$ notes.

The THB2 billion subordinated debentures were issued by Bank of Asia Public Company Limited ("BOA") at par on 15 August 2001 and mature on 15 August 2008. The debentures carry a floating rate calculated based on the average of the deposit rate of one year of four major banks in Thailand and BOA, plus 2.50% per annum with a minimum guaranteed rate of 6.50% per annum. Interest rate of the debentures for the financial year was 6.50% (2003: 6.50%).

(b) The ABCP were issued in relation to a $1 billion ABCP programme carried out by Archer 1 Limited, a SPE (Note 35). The ABCP have maturity of less than 1 year, and are secured by a first floating charge on all assets of the SPE.

Interest rates of the S$ ABCP and US$ ABCP as at 31 December 2004 range from 1.25% to 1.60% (2003: 1.10% to 1.25%) per annum and 2.00% to 2.48% (2003: 1.20% to 1.25%) per annum respectively.

The holders of the ABCP are entitled to receive payment comprising both the principal and interest as contracted in the ABCP but only to the extent that there are available resources in the SPE to meet those payments. The holders of the ABCP have no recourse to the Group.

The SPE intends to issue new ABCP upon the maturity of outstanding ABCP for as long as the SPE intends to carry on its principal activity of investment holding.

(c) The credit linked notes, with embedded credit default swaps, were issued at par between 5 February 2003 and 18 February 2003 and mature between 8 June 2005 and 15 February 2008. The notes will be redeemed at face value on their respective maturity dates provided there is no occurrence of a credit event. If there is an occurrence of a credit event, the underlying assets or the market values of the underlying assets in cash term, depending on the terms and conditions of the contracts, would be delivered to the holders of the notes.

The interest rate linked notes, with embedded interest rate derivatives, were issued at par between 19 September 2003 and 26 November 2004 and mature between 21 September 2007 and 6 November 2015. The periodic payouts and redemptions of the notes are linked to the interest rate indices.

The equity linked notes, with embedded equity derivatives, were issued at par between 14 March 2003 and 10 December 2004 and mature between 12 November 2008 and 15 October 2014. The periodic payments and payouts of the notes at maturity are linked to the closing value of certain underlying equities listed on various stock exchanges or the closing value of certain underlying equity indices.

24. Singapore Government treasury bills and securities

(a)

	The Group		**The Bank**	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Held for trading, at fair value	**1,547,306**	388,543	**1,535,348**	375,069
Not held for trading, at cost adjusted for premium and discount	**6,227,351**	5,922,450	**6,145,053**	5,857,734
Provision for diminution in value (Note 33)	**(2,195)**	(147)	**(2,195)**	(143)
	6,225,156	5,922,303	**6,142,858**	5,857,591
	7,772,462	6,310,846	**7,678,206**	6,232,660
Market value at 31 December:				
Not held for trading	**6,245,398**	5,947,716	**6,162,056**	5,870,779

(b) Included in Singapore Government treasury bills and securities are:

	The Group		**The Bank**	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Securities sold under repurchase agreements	**1,119,700**	151,180	**1,119,700**	151,180

25. Other government treasury bills and securities

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Held for trading, at fair value	**482,660**	114,597	**370,113**	–
Not held for trading, at cost adjusted for premium and discount	**1,492,684**	1,237,030	**1,245,351**	706,592
Provision for diminution in value (Note 33)	**–**	(3)	**–**	(3)
	1,492,684	1,237,027	**1,245,351**	706,589
	1,975,344	1,351,624	**1,615,464**	706,589
Market value at 31 December:				
Not held for trading	**1,501,556**	1,240,151	**1,251,646**	713,002

(b) Included in other government treasury bills and securities are:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Securities sold under repurchase agreements	**252,158**	–	**241,586**	–

(c) Included in the Group's other government treasury bills and securities as at 31 December 2003 were promissory notes of $385,380,000 guaranteed by a foreign government authority. The Group was not permitted to sell, transfer, pledge, or create any lien or encumbrance over any of these promissory notes without the prior consent of that authority. These promissory notes were fully redeemed during the financial year 2004.

26. Dealing securities

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
At fair value:				
Quoted equity shares	**117,789**	158,878	**76,854**	101,935
Quoted debt securities	**76,110**	61,845	**41,278**	32,325
Unquoted marketable unit trusts	**37,697**	19,046	**–**	–
Unquoted debt securities	**207,338**	284,737	**6,441**	42,604
	438,934	524,506	**124,573**	176,864

27. Placements and balances with banks and agents

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Analysed by maturity period:				
Within 1 year	**26,136,524**	19,500,410	**23,280,332**	17,760,364
Over 1 year but within 3 years	**589,461**	571,727	**589,261**	570,117
	26,725,985	20,072,137	**23,869,593**	18,330,481

(b) Included in placements and balances with banks and agents are:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Negotiable certificates of deposit, floating rate certificates of deposit and other similar instruments	**5,141,225**	2,425,003	**3,605,253**	1,157,840
Negotiable certificates of deposit sold under repurchase agreements	**1,519,894**	–	**1,519,894**	–

28. Trade bills and advances to customers

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Gross trade bills	**1,590,414**	1,323,477	**214,429**	159,863
Specific provisions	**(10,785)**	(10,874)	**–**	–
	1,579,629	1,312,603	**214,429**	159,863
Gross advances to customers	**66,386,405**	61,257,548	**52,829,009**	53,019,100
Specific provisions	**(2,011,685)**	(1,566,053)	**(1,136,103)**	(1,221,267)
Interest-in-suspense	**(283,879)**	(285,123)	**(167,785)**	(170,871)
General provisions	**(1,370,454)**	(1,422,419)	**(1,168,747)**	(1,276,364)
	62,720,387	57,983,953	**50,356,374**	50,350,598
Total gross trade bills and advances to customers	**67,976,819**	62,581,025	**53,043,438**	53,178,963

(b) Total gross trade bills and advances to customers analysed by maturity period:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Within 1 year	**33,566,011**	30,255,728	**25,295,939**	25,508,168
Over 1 year but within 3 years	**9,293,144**	9,668,217	**7,904,899**	8,853,289
Over 3 years but within 5 years	**6,428,281**	5,385,747	**5,043,653**	4,841,847
Over 5 years	**18,689,383**	17,271,333	**14,798,947**	13,975,659
	67,976,819	62,581,025	**53,043,438**	53,178,963

(c) Included in trade bills are:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Banker's acceptance sold under repurchase agreements	**81,861**	–	**–**	–

(d) Total gross trade bills and advances to customers analysed by industry group:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**2,103,986**	2,103,559	**1,652,042**	1,928,170
Building and construction	**7,477,144**	7,319,732	**6,261,125**	6,361,641
Manufacturing	**7,795,580**	5,846,022	**4,489,302**	3,920,081
Non-bank financial institutions	**10,205,132**	10,408,312	**9,540,561**	9,999,362
General commerce	**10,907,800**	9,272,684	**8,494,560**	7,920,061
Professionals and private individuals (excluding housing loans)	**10,155,198**	9,653,344	**8,030,515**	8,335,653
Housing loans	**15,875,340**	14,789,494	**12,299,584**	12,319,357
Other	**3,456,639**	3,187,878	**2,275,749**	2,394,638
	67,976,819	62,581,025	**53,043,438**	53,178,963

(e) At the balance sheet date, the gross amount of trade bills and advances and credit facilities granted to customers that were regarded as non-performing loans are as follows:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Substandard	**3,330,674**	3,290,275	**2,048,184**	2,570,668
Doubtful	**309,425**	354,861	**238,569**	321,611
Loss	**1,764,909**	1,435,980	**1,027,929**	1,065,349
	5,405,008	5,081,116	**3,314,682**	3,957,628

Non-performing loans are those classified as Substandard, Doubtful and Loss in accordance with Notice to Banks, MAS 612. Specific provisions are made for any debts considered to be doubtful of collection.

28. Trade bills and advances to customers *(cont'd)*

(f) The movements in provisions are as follows:

	The Group			
	Specific provisions $'000	**Interest-in-suspense $'000**	**General provisions $'000**	**Total $'000**
2004				
Balance at 1 January	**1,576,927**	**711,888**	**1,422,419**	**3,711,234**
Currency translation differences	**(20,958)**	**(6,039)**	**(5,295)**	**(32,292)**
Write-off against provisions	**(260,682)**	**(64,366)**	**–**	**(325,048)**
Net charge/(write-back) to profit and loss account	**178,827**	**–**	**(102,000)**	**76,827**
Interest suspended	**–**	**82,937**	**–**	**82,937**
Transfer to provision for diminution in value of investment securities [Note 33(a)]	**(14,652)**	**(3,913)**	**–**	**(18,565)**
Acquisition of BOA	**563,008**	**–**	**55,330**	**618,338**
Balance at 31 December	**2,022,470**	**720,507**	**1,370,454**	**4,113,431**
2003				
Balance at 1 January	1,736,583	670,500	1,425,013	3,832,096
Currency translation differences	(6,832)	(5,032)	(2,594)	(14,458)
Write-off against provisions	(431,181)	(34,541)	–	(465,722)
Net charge to profit and loss account	284,437	–	–	284,437
Interest suspended	–	82,757	–	82,757
Transfer to provision for diminution in value of investment securities [Note 33(a)]	(6,080)	(1,796)	–	(7,876)
Balance at 31 December	1,576,927	711,888	1,422,419	3,711,234

	The Bank			
	Specific provisions $'000	Interest-in-suspense $'000	General provisions $'000	Total $'000
2004				
Balance at 1 January	**1,221,267**	**576,576**	**1,276,364**	**3,074,207**
Currency translation differences	**(7,942)**	**(843)**	**(312)**	**(9,097)**
Write-off against provisions	**(214,226)**	**(47,126)**	**–**	**(261,352)**
Net charge/(write-back) to profit and loss account	**137,004**	**–**	**(107,305)**	**29,699**
Interest suspended	**–**	**56,727**	**–**	**56,727**
Balance at 31 December	**1,136,103**	**585,334**	**1,168,747**	**2,890,184**
2003				
Balance at 1 January	1,326,679	507,569	1,231,305	3,065,553
Currency translation differences	(1,355)	(2,667)	(51)	(4,073)
Write-off against provisions	(379,184)	(22,437)	–	(401,621)
Net charge to profit and loss account	216,524	–	2,442	218,966
Interest suspended	–	40,156	–	40,156
Transfer from subsidiaries upon merger	58,603	53,955	42,668	155,226
Balance at 31 December	1,221,267	576,576	1,276,364	3,074,207

The above interest-in-suspense includes amounts relating to interest receivable as shown in Note 29.

28. Trade bills and advances to customers *(cont'd)*

(g) The Bank and the Group have granted credit facilities to related parties in the ordinary course of business at arm's length commercial terms. The outstanding credit facilities to related parties as at the balance sheet date are as follows:

	2004			2003		
	Trade bills and advances $'000	**Off-balance sheet credit facilities $'000**	**Estimated values of collateral $'000**	Trade bills and advances $'000	Off-balance sheet credit facilities $'000	Estimated values of collateral $'000
The Group						
Associates of the Group						
Financial activities	**60,942**	**6,774**	**128,726**	61,937	13,725	132,391
Non-financial activities	**597,386**	**84,549**	**1,337,448**	582,861	64,982	1,138,560
Directors of the Bank and director-related parties^	**580,324**	**20,651**	**1,516,105**	722,345	51,417	1,741,068
Corporations where directors of the Bank are also directors*	**456,804**	**14,563**	**230,544**	640,788	20,371	479,609
The Bank						
Associates of the Group						
Financial activities	**58,843**	**3,438**	**128,726**	60,930	13,655	130,244
Non-financial activities	**597,386**	**84,208**	**1,333,698**	580,793	64,442	1,134,810
Directors of the Bank and director-related parties^	**580,324**	**20,651**	**1,516,105**	722,345	51,417	1,741,068
Corporations where directors of the Bank are also directors*	**456,804**	**14,563**	**230,544**	640,788	19,586	478,266

^ Excluding credit facilities granted to subsidiaries and those already included in the first category.

* Excluding credit facilities granted to subsidiaries and those already included in the first two categories.

Off-balance sheet credit facilities comprise direct credit substitutes, transaction-related contingencies and trade-related contingencies.

Director-related parties include the family members of the directors of the Bank, entities in which the directors of the Bank or their family members have substantial shareholdings, and individuals, companies or firms whose credit facilities are guaranteed by the directors of the Bank.

29. Other assets

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Interest receivable	**1,258,899**	935,811	**1,049,050**	790,068
Interest-in-suspense	**(436,628)**	(426,765)	**(417,549)**	(405,705)
	822,271	509,046	**631,501**	384,363
Trading derivative financial instruments at fair value (Note 38)	**2,884,689**	2,580,988	**2,854,211**	2,572,878
Foreclosed properties	**568,914**	11,369	**–**	–
Other	**1,674,626**	1,638,024	**811,017**	711,851
Provision for diminution in value of other assets (Note 33)	**(58,990)**	(23,690)	**(31,669)**	(11,679)
	5,891,510	4,715,737	**4,265,060**	3,657,413

30. Investment securities

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Quoted securities				
Equity securities, at cost	**880,501**	844,999	**640,025**	582,704
Debt securities, at cost adjusted for premium and discount	**3,429,082**	1,822,353	**3,376,687**	1,776,621
	4,309,583	2,667,352	**4,016,712**	2,359,325
Provision for diminution in value (Note 33)	**(33,569)**	(40,691)	**(12,112)**	(18,069)
	4,276,014	2,626,661	**4,004,600**	2,341,256
Quoted securities, at fair value*				
Equity securities	**23,357**	22,927	**–**	–
Debt securities	**914,994**	855,388	**–**	–
	938,351	878,315	**–**	–
Unquoted securities				
Equity securities, at cost	**561,033**	604,646	**385,715**	467,812
Debt securities, at cost adjusted for premium and discount	**2,988,626**	1,372,386	**2,518,958**	1,325,077
	3,549,659	1,977,032	**2,904,673**	1,792,889
Provision for diminution in value (Note 33)	**(224,445)**	(90,283)	**(106,623)**	(72,242)
	3,325,214	1,886,749	**2,798,050**	1,720,647
Unquoted debt securities, at fair value*	**68,966**	30,785	**–**	–
Total investment securities	**8,608,545**	5,422,510	**6,802,650**	4,061,903
Market value at 31 December:				
Quoted equity securities	**1,102,553**	964,318	**793,803**	666,701
Quoted debt securities	**4,430,980**	2,760,393	**3,466,858**	1,860,469
	5,533,533	3,724,711	**4,260,661**	2,527,170

* Quoted securities at fair value amounting to $938,351,000 (2003: $878,315,000) and unquoted debt securities at fair value amounting to $68,966,000 (2003: $30,785,000) held by the SPE, Archer 1 Limited, are subject to a first floating charge as security for the liabilities under the ABCP programme [Note 23(b)].

(b) Included in investment securities are:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Debt securities sold under repurchase agreements	**1,263,103**	–	–	–
Equity interests in companies in which the Group has significant influence*	**674,218**	708,352	**484,906**	513,420

* These equity interests relate to companies in which the Group, through its acquisition of the OUB Group, presently has equity interests of 20 to 50 percent and over whose financial and operating decisions it has significant influence. These investments have not been accounted for as associates of the Group as they were acquired and held exclusively with a view to their subsequent disposal in the near future.

(c) Gross investment securities analysed by industry group:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**394,965**	400,904	**239,362**	286,803
Building and construction	**434,000**	235,811	**266,466**	69,889
Manufacturing	**587,996**	560,861	**560,177**	436,829
Financial institutions	**5,132,667**	2,613,212	**4,245,462**	1,825,040
General commerce	**800,285**	689,251	**573,398**	507,164
Other	**1,516,646**	1,053,445	**1,036,520**	1,026,489
	8,866,559	5,553,484	**6,921,385**	4,152,214

31. Investments in associates

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Quoted securities, at cost				
Equity shares	**915,723**	650,905	**684,690**	614,440
Debt securities	**–**	2,068	**–**	–
Warrants	**–**	4,847	**–**	4,847
Unquoted securities, at cost				
Equity shares	**289,548**	306,230	**162,085**	166,309
	1,205,271	964,050	**846,775**	785,596
Provision for impairment [Note 33(b)]	**–**	–	**(3,905)**	(10,216)
Group's share of post-acquisition reserves of associates, net of dividends received	**497,122**	432,734	**–**	–
	1,702,393	1,396,784	**842,870**	775,380
Market value at 31 December:				
Quoted equity shares	**1,283,050**	993,344	**1,079,400**	720,727
Quoted debt securities	**–**	2,495	**–**	–
Quoted warrants	**–**	9,926	**–**	9,926
	1,283,050	1,005,765	**1,079,400**	730,653

(b) The major associates of the Group as at the balance sheet date are set out in Note 46 to the financial statements. The carrying amount of the Group's investments in associates includes unamortised goodwill amounting to $132,664,000 (2003: $16,721,000). The amount of goodwill amortised during the financial year was $4,790,000 (2003: $1,858,000).

(c) On 31 May 2004, the Group acquired 23.0% of the issued share capital of PT Bank Buana Indonesia Tbk ("Bank Buana") making it an associate of the Group on that date. The consideration for the acquisition of Bank Buana of $196 million was paid in cash.

(d) On 12 August 2004, pursuant to the merger of the associate, United International Securities ("UIS"), with Overseas Union Securities Limited ("OUS"), a subsidiary of the Group, the Group's 51.9% equity interest or 20,269,500 shares in OUS were exchanged for 35,115,000 UIS shares. Consequently, the Group's effective equity interest in UIS increased from 42.0% to 45.2%.

32. Investments in subsidiaries

(a)

	The Bank	
	2004	2003
	$'000	$'000
Quoted equity shares, at cost	**1,139,422**	25,961
Unquoted equity shares, at cost	**1,909,972**	1,626,105
Provision for impairment [Note 33(b)]	**(351,727)**	(366,663)
	1,558,245	1,259,442
	2,697,667	1,285,403
Market value of quoted equity shares at 31 December	**1,192,739**	89,604

The subsidiaries of the Group as at the balance sheet date are set out in Note 45 to the financial statements.

(b) On 27 July 2004, the Bank acquired 80.8% of the issued share capital of Bank of Asia Public Company Limited ("BOA"), making it a subsidiary of the Group on that date. The consideration for the acquisition of BOA of $1,116 million was paid in cash. The Bank subsequently increased its interest in BOA to 96.9% as at 31 December 2004. As a result of the acquisition, the wholly-owned subsidiaries of BOA, namely BoA Asset Management Company Limited, an asset management company, and B.O.A. Leasing Co., Ltd, a leasing company, became subsidiaries of the Group.

The fair values of the identifiable net assets of the subsidiaries at the date of acquisition are as follows:

	$'000
Investment and dealing securities	397,963
Trade bills and advances to customers	4,200,851
Government treasury bills and securities	300,308
Placements and balances with banks and agents	269,299
Cash, balances and placements with central banks	598,646
Other assets	877,822
Current, fixed, savings accounts and other deposits of non-bank customers	(5,726,474)
Deposits and balances of banks and agents	(119,538)
Other liabilities	(269,404)
Minority interests	(16,405)
Fair value of identifiable net assets acquired	513,068
Goodwill on acquisition	611,086
Cost of investment (inclusive of acquisition expenses capitalised of $7,879,000)	1,124,154
Cash and cash equivalents of the subsidiaries acquired	898,954
Cash consideration paid	(1,116,275)
Net outflow of cash and cash equivalents on acquisition	(217,321)

(c) On 12 August 2004, OUS and its wholly-owned subsidiary, Overseas Union Securities Trading Pte Ltd, ceased to be subsidiaries of the Group as a result of the merger of OUS with UIS, an associate of the Group [Note 31(d)].

(d) During the financial year, certain subsidiaries of the Group were liquidated or placed into members' voluntary liquidation. The liquidations had no material effect on the balance sheets and results of the Bank and the Group for the financial year.

33. Movements in the provision for diminution in value/impairment of investments and other assets

(a) ***The Group***

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Other assets $'000	Investment securities $'000	Fixed assets $'000	Total $'000
2004						
Balance at 1 January	**147**	**3**	**23,690**	**130,974**	**60,388**	**215,202**
Currency translation differences	**–**	**–**	**(409)**	**(1,926)**	**(938)**	**(3,273)**
Write-off against provisions	**–**	**–**	**(469)**	**(6,635)**	**–**	**(7,104)**
Charge/(write-back) to profit and loss account (Note 12)	**2,048**	**(3)**	**21,871**	**48,170**	**(3,505)**	**68,581**
Transfer from specific provisions and interest-in-suspense for trade bills and advances to customers [Note 28(f)]	**–**	**–**	**–**	**18,565**	**–**	**18,565**
Transfer from Overseas Union Insurance, Limited	**–**	**–**	**1,192**	**–**	**–**	**1,192**
Acquisition of BOA	**–**	**–**	**13,115**	**68,866**	**–**	**81,981**
Balance at 31 December	**2,195**	**–**	**58,990**	**258,014**	**55,945**	**375,144**
2003						
Balance at 1 January As restated	–	4	76,656	111,304	54,511	242,475
Currency translation differences	–	1	470	300	1,952	2,723
Write-off against provisions	–	–	(49,030)	(4,952)	–	(53,982)
Charge/(write–back) to profit and loss account (Note 12)	147	(2)	(4,406)	16,446	3,925	16,110
Transfer from specific provisions and interest-in-suspense for trade bills and advances to customers [Note 28(f)]	–	–	–	7,876	–	7,876
Balance at 31 December	147	3	23,690	130,974	60,388	215,202

(b) ***The Bank***

	Singapore Government treasury bills and securities $'000	Other government treasury bills and securities $'000	Other assets $'000	Investments securities $'000	Investments in associates $'000	Investments in subsidiaries $'000	Fixed assets $'000	Total $'000
2004								
Balance at 1 January	**143**	**3**	**11,679**	**90,311**	**10,216**	**366,663**	**19,348**	**498,363**
Currency translation differences	**–**	**–**	**(225)**	**(1,019)**	**–**	**(3)**	**(133)**	**(1,380)**
Charge/(write-back) to profit and loss account (Note 12)	**2,052**	**(3)**	**20,215**	**29,443**	**(6,311)**	**(14,933)**	**(3,929)**	**26,534**
Balance at 31 December	**2,195**	**–**	**31,669**	**118,735**	**3,905**	**351,727**	**15,286**	**523,517**
2003								
Balance at 1 January As restated	–	4	64,670	68,374	3,364	342,318	16,897	495,627
Currency translation differences	–	1	124	629	–	(39)	15	730
Write-off against provisions	–	–	(51,627)	–	–	–	–	(51,627)
Charge/(write-back) to profit and loss account (Note 12)	143	(2)	(1,488)	21,308	6,852	24,384	2,436	53,633
Balance at 31 December	143	3	11,679	90,311	10,216	366,663	19,348	498,363

34. Fixed assets

(a) ***The Group***

	2004 Land and buildings $'000	**2004** Office equipment, computers, fixtures and other assets $'000	**2004** Total $'000	2003 Land and buildings $'000	2003 Office equipment, computers, fixtures and other assets $'000	2003 Total $'000
Balance at 1 January						
Cost/valuation	**1,753,898**	**924,383**	**2,678,281**	1,795,322	841,312	2,636,634
Accumulated depreciation	**(219,408)**	**(630,092)**	**(849,500)**	(196,281)	(591,493)	(787,774)
Provision for impairment	**(60,388)**	**–**	**(60,388)**	(54,511)	–	(54,511)
Net book value	**1,474,102**	**294,291**	**1,768,393**	1,544,530	249,819	1,794,349
Movements during the financial year						
Currency translation differences	**(5,636)**	**(2,595)**	**(8,231)**	5,742	752	6,494
Acquisition of BOA	**75,320**	**65,658**	**140,978**	–	–	–
Additions	**2,574**	**95,309**	**97,883**	2,501	134,308	136,809
Disposals	**(10,067)**	**(5,326)**	**(15,393)**	(48,069)	(9,510)	(57,579)
Depreciation charge	**(26,638)**	**(98,063)**	**(124,701)**	(26,677)	(81,078)	(107,755)
Write-back of/ (provision for) impairment	**3,505**	**–**	**3,505**	(3,925)	–	(3,925)
Net book value at 31 December	**1,513,160**	**349,274**	**1,862,434**	1,474,102	294,291	1,768,393
Balance at 31 December						
Cost/valuation	**1,833,504**	**1,133,335**	**2,966,839**	1,753,898	924,383	2,678,281
Accumulated depreciation	**(264,399)**	**(784,061)**	**(1,048,460)**	(219,408)	(630,092)	(849,500)
Provision for impairment [Note 33(a)]	**(55,945)**	**–**	**(55,945)**	(60,388)	–	(60,388)
Net book value	**1,513,160**	**349,274**	**1,862,434**	1,474,102	294,291	1,768,393

(b) ***The Bank***

	2004			2003		
	Land and buildings $'000	**Office equipment, computers, fixtures and other assets $'000**	**Total $'000**	Land and buildings $'000	Office equipment, computers, fixtures and other assets $'000	Total $'000
Balance at 1 January						
Cost/valuation	**1,055,953**	**677,363**	**1,733,316**	1,052,901	592,261	1,645,162
Accumulated depreciation	**(115,665)**	**(451,163)**	**(566,828)**	(100,080)	(409,263)	(509,343)
Provision for impairment	**(19,348)**	**–**	**(19,348)**	(16,897)	–	(16,897)
Net book value	**920,940**	**226,200**	**1,147,140**	935,924	182,998	1,118,922
Movements during the financial year						
Currency translation differences	**(197)**	**(245)**	**(442)**	6,397	403	6,800
Additions	**–**	**64,622**	**64,622**	3,431	112,565	115,996
Transfer from subsidiaries upon merger	**–**	**–**	**–**	36,010	1,320	37,330
Disposals	**(9,852)**	**(3,694)**	**(13,546)**	(42,634)	(8,761)	(51,395)
Depreciation charge	**(15,576)**	**(69,133)**	**(84,709)**	(15,752)	(62,325)	(78,077)
Write-back of/ (provision for) impairment	**3,929**	**–**	**3,929**	(2,436)	–	(2,436)
Net book value at 31 December	**899,244**	**217,750**	**1,116,994**	920,940	226,200	1,147,140
Balance at 31 December						
Cost/valuation	**1,044,314**	**720,590**	**1,764,904**	1,055,953	677,363	1,733,316
Accumulated depreciation	**(129,784)**	**(502,840)**	**(632,624)**	(115,665)	(451,163)	(566,828)
Provision for impairment [Note 33(b)]	**(15,286)**	**–**	**(15,286)**	(19,348)	–	(19,348)
Net book value	**899,244**	**217,750**	**1,116,994**	920,940	226,200	1,147,140

(c) Based on directors' valuation, the estimated market values of the land and buildings of the Bank and the Group as at 31 December 2004 were $1,548 million and $2,611 million (2003: $1,608 million and $2,656 million) respectively. The excess of the estimated market values over the net book values of the land and buildings is not recognised in the financial statements.

34. Fixed assets *(cont'd)*

(d) Included in the land and buildings of the Bank and the Group are leasehold properties with net book values as at 31 December 2004 amounting to $770 million and $1,090 million (2003: $785 million and $1,112 million) respectively. The rest of the properties are freehold.

(e) Certain freehold and leasehold land and buildings of the Bank and the Group are included on the basis of valuations made by independent valuers with subsequent additions at cost. The dates of these valuations are as follows:

(i)	The leasehold land at Bonham Street on which UOB Plaza 2 is sited	April 1970
(ii)	Certain freehold and leasehold land and buildings of Chung Khiaw Realty, Limited	December 1969
(iii)	Certain freehold land and buildings of United Overseas Bank (Malaysia) Bhd	November 1965

(f) Provision for impairment as at 31 December 2004 and 31 December 2003 were in respect of certain properties in Singapore, Malaysia, Hong Kong S.A.R., China, Thailand, the Philippines and United Kingdom which were written down to their estimated market values as determined by the Bank's internal professionally qualified valuers.

35. Consolidation of Special Purpose Entity

A Special Purpose Entity ("SPE"), Archer 1 Limited ("Archer"), which is incorporated in Singapore, has been consolidated in the Group's financial statements in accordance with Interpretation of Financial Reporting Standard 12: Consolidation – Special Purpose Entities, as the Bank has the majority residual benefits in Archer.

The principal activity of Archer is to carry on the business of investment holding, and for that purpose to issue notes and bonds and apply the proceeds from the notes and bonds towards the purchase of debt securities.

36. Dividends

The directors have proposed a final dividend of 40 cents per share net of tax at 20% in respect of the financial year ended 31 December 2004, amounting to a total of $491,602,000. These financial statements do not reflect the proposed dividend, which will be accounted for in the shareholders' equity as an appropriation of retained profits in the financial year ending 31 December 2005. The proposed final dividend in respect of the financial year ended 31 December 2003 was 40 cents per share net of tax at 20% amounting to a total of $502,932,000 based on the number of shares in issue on 31 December 2003.

37. Contingent liabilities

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Direct credit substitutes	**5,634,628**	5,190,203	**5,305,009**	4,788,862
Transaction-related contingencies	**2,156,052**	1,554,039	**1,184,478**	978,821
Trade-related contingencies	**2,027,212**	1,800,080	**1,515,394**	1,460,115
Other contingent liabilities	**183,327**	184,427	**155,271**	162,928
	10,001,219	8,728,749	**8,160,152**	7,390,726

In the normal course of business, the Bank and the Group conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are reimbursable by corresponding obligations of customers. No assets of the Bank and the Group have been pledged as security for these contingent liabilities.

The Group is a party to certain legal proceedings which arose from its normal course of business. Included in other contingent liabilities are estimated amounts relating to major legal cases of $150 million (2003: $158 million). The Bank is of the view that these claims have no merit and the ultimate resolution of which is not expected to have significant effect on the financial positions or results of the Bank and the Group. Accordingly, the Bank and the Group have not provided for any such liability in the financial statements.

38. Derivative financial instruments

(a) ***The Group***

	2004					
	Trading derivatives			Non-trading derivatives		
	Contract or notional amount	Fair values		Contract or notional amount	Fair values	
		Assets	Liabilities		Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000	$'000
Foreign exchange contracts						
Forwards	9,113,262	296,639	145,466	580,820	5,790	5,815
Swaps	110,997,513	1,831,624	1,769,295	6,503,232	94,064	224,953
Options purchased	5,066,663	88,992	–	40,397	141	–
Options written	5,173,131	–	88,430	–	–	–
Interest rate contracts						
Forwards	19,931,300	8,728	8,961	–	–	–
Swaps	86,507,120	643,232	664,742	22,279,988	60,429	194,804
Futures	9,010,893	8,028	11,559	–	–	–
Options purchased	80,000	1,375	–	409,141	5,943	–
Options written	–	–	–	409,141	–	5,888
Equity-related contracts						
Swaps	5,391	–	766	227,786	10,512	10,512
Futures	15,201	–	808	–	–	–
Options purchased	19,381	84	–	543,879	53,076	–
Options written	3,620	–	2	536,882	–	53,049
Credit-related contracts						
Swaps	–	–	–	384,453	3,479	281
Precious metal contracts						
Forwards	211,152	4,870	12,916	–	–	–
Swaps	35,570	1,117	176	–	–	–
	246,170,197	2,884,689	2,703,121	31,915,719	233,434	495,302
		(Note 29)	(Note 22)			

	2003					
	Trading derivatives			Non-trading derivatives		
	Contract or notional amount	Fair values		Contract or notional amount	Fair values	
		Assets	Liabilities		Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000	$'000
Foreign exchange contracts						
Forwards	9,967,975	253,519	118,029	57,886	191	126
Swaps	80,471,027	1,783,700	1,817,974	3,764,205	36,074	82,828
Options purchased	5,965,359	73,207	–	245,871	2,291	–
Options written	5,021,386	–	73,020	10,613	–	80
Interest rate contracts						
Forwards	11,582,832	3,906	5,565	–	–	–
Swaps	57,901,585	453,164	538,916	3,703,398	69,105	200,884
Futures	2,103,314	1,355	2,343	–	–	–
Options purchased	121,882	730	–	205,290	3,969	–
Options written	41,670	–	17	205,290	–	3,969
Equity-related contracts						
Swaps	–	–	–	46,401	1,988	1,988
Futures	79,644	–	3,921	–	–	–
Options purchased	611,290	11,407	–	315,519	33,250	–
Options written	739,021	–	39,873	314,626	–	33,248
Credit-related contracts						
Swaps	–	–	–	363,911	4,020	3,172
	174,606,985	2,580,988	2,599,658	9,233,010	150,888	326,295
		(Note 29)	(Note 22)			

38. Derivative financial instruments *(cont'd)*

(b) ***The Bank***

	2004					
	Trading derivatives			Non-trading derivatives		
	Contract or notional amount	Fair values		Contract or notional amount	Fair values	
		Assets	Liabilities		Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000	$'000
Foreign exchange contracts						
Forwards	7,833,519	284,547	140,043	543,178	5,544	5,574
Swaps	111,362,707	1,819,173	1,762,668	6,463,437	94,043	224,718
Options purchased	5,045,755	88,995	–	40,397	141	–
Options written	5,166,817	–	88,354	–	–	–
Interest rate contracts						
Forwards	19,931,300	8,728	8,961	–	–	–
Swaps	86,052,088	647,199	630,814	22,140,871	65,605	192,113
Futures	2,471,394	4,110	4,798	–	–	–
Options purchased	80,000	1,375	–	409,141	5,943	–
Options written	–	–	–	409,141	–	5,888
Equity-related contracts						
Swaps	5,391	–	766	227,786	10,512	10,512
Futures	15,201	–	808	–	–	–
Options purchased	19,381	84	–	542,986	53,076	–
Options written	5,797	–	244	534,705	–	52,807
Credit-related contracts						
Swaps	–	–	–	417,129	3,479	1,013
Precious metal contracts						
Forwards	40,149	–	107	–	–	–
	238,029,499	2,854,211	2,637,563	31,728,771	238,343	492,625
		(Note 29)	(Note 22)			

	2003					
	Trading derivatives			Non-trading derivatives		
	Contract or notional amount	Fair values		Contract or notional amount	Fair values	
		Assets	Liabilities		Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000	$'000
Foreign exchange contracts						
Forwards	9,508,285	251,073	116,571	28,755	58	48
Swaps	80,948,933	1,784,724	1,815,464	3,753,165	35,950	82,828
Options purchased	5,965,359	73,207	–	235,258	2,211	–
Options written	5,021,386	–	73,020	–	–	–
Interest rate contracts						
Forwards	11,582,832	3,906	5,565	–	–	–
Swaps	56,429,768	447,029	506,820	3,661,416	84,993	196,542
Futures	483,302	802	1,826	–	–	–
Options purchased	121,882	730	–	205,290	3,969	–
Options written	41,670	–	17	205,290	–	3,969
Equity-related contracts						
Swaps	–	–	–	46,401	1,988	1,988
Futures	79,644	–	3,921	–	–	–
Options purchased	611,290	11,407	–	314,626	33,248	–
Options written	739,021	–	39,873	314,626	–	33,248
Credit-related contracts						
Swaps	–	–	–	397,927	4,020	3,898
	171,533,372	2,572,878	2,563,077	9,162,754	166,437	322,521
		(Note 29)	(Note 22)			

(c) Derivative financial instruments are instruments whose values change in response to the change in prices/rates, such as foreign exchange rate, interest rate, security price and credit spread, of the "underlying". They include forwards, swaps, futures and options.

In its normal course of business, the Bank and the Group transact in customised derivatives to meet the specific needs of their customers. The Bank and the Group also transact in these derivatives for proprietary trading purposes as well as to manage the assets/liabilities and structural positions. The risks associated with the use of derivatives, as well as management's policies for controlling these risks are set out in Note 43.

The table above analyses the contract or notional amounts and the fair values of the Group's and the Bank's derivative financial instruments at the balance sheet date. A positive valuation represents a financial asset and a negative valuation represents a financial liability. The contract or notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date. They do not necessarily indicate the amounts of future cash flows or fair value of the derivatives and, therefore, do not represent the total amounts at risk.

39. Commitments

(a)

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Capital commitments contracted but not provided for on purchase of fixed assets	**28,175**	26,265	**24,576**	22,908
Undrawn credit facilities	**38,559,562**	36,217,586	**29,906,824**	30,017,072
Operating lease commitments	**53,662**	62,200	**33,543**	46,061
Spot contracts and other	**634,422**	1,353,496	**628,175**	972,368
	39,275,821	37,659,547	**30,593,118**	31,058,409

(b) ***Operating lease commitments***

(i) The future aggregate minimum lease payments under non-cancellable operating leases contracted for at the balance sheet date but not recognised as liabilities, are as follows:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Not later than 1 year	**22,218**	27,104	**15,007**	21,779
Later than 1 year but not later than 5 years	**25,455**	28,940	**16,002**	21,078
Later than 5 years	**5,989**	6,156	**2,534**	3,204
	53,662	62,200	**33,543**	46,061

(ii) The future aggregate minimum lease payments receivable under non-cancellable operating leases contracted for at the balance sheet date but not recognised as receivables, are as follows:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Not later than 1 year	**66,173**	49,005	**29,395**	26,994
Later than 1 year but not later than 5 years	**99,724**	58,748	**31,180**	28,708
Later than 5 years	**4,242**	6,511	**–**	–
	170,139	114,264	**60,575**	55,702

40. Cash and cash equivalents

	The Group	
	2004	2003
	$'000	$'000
Cash, balances and placements with central banks	**11,653,014**	9,084,677
Singapore Government treasury bills and securities	**7,772,462**	6,310,846
Other government treasury bills and securities, less non-cash equivalents of $Nil (2003: $385,380,000)	**1,975,344**	966,244
	21,400,820	16,361,767

41. Related party transactions

All related party transactions entered into by the Bank and the Group are made in the ordinary course of its business and are at arm's length commercial terms. Except as disclosed elsewhere in the financial statements, there are no other significant transactions with related parties during the financial year.

In addition to the related party information shown elsewhere in the financial statements, other related party information, which may be of interest, are as follows:

(a) ***Rental income/expense***

The Group has lease contracts with associates of the Group and director-related parties. The rental income and expenses of these contracts for the financial year constitute 1.0% and 0.8% (2003: 1.0% and 1.2%) of the total non-interest income and total other operating expenses of the Group respectively.

(b) ***Performance fee***

During the financial year, the Bank received performance fees amounting to $25 million (2003: $Nil) from a subsidiary.

(c) ***Deposits of non-bank customers***

The Group has accepted deposits from the associates of the Group, directors and director-related parties in its ordinary course of banking business. The deposits from related parties constitute 2.0% and 0.9% of the current, fixed, savings accounts and other deposits of non-bank customers as at 31 December 2004 and 31 December 2003 respectively.

Director-related parties refer to:

- immediate family members of the Bank's directors
- companies that are majority-owned by the Bank's directors or their family members
- companies or firms in which the Bank's directors or their family members control or exercise significant influence over the Board of Directors
- individuals, companies or firms whose credit facilities are guaranteed by the Bank's directors

42. Segment information

(a) ***Primary reporting format – business segments***

The Group

	Individual Financial Services $'million	Institutional Financial Services $'million	Global Treasury $'million	Asset Management $'million	Other $'million	Total $'million
2004						
Income before operating expenses	**1,090**	**1,328**	**395**	**194**	**252**	**3,259**
Less: Segment operating expenses	**496**	**365**	**162**	**70**	**70**	**1,163**
Less: Provisions	**90**	**169**	**4**	**(17)**	**(37)**	**209**
Segment profit before tax[1]	**504**	**794**	**229**	**141**	**219**	**1,887**
Unallocated corporate expenses						**(63)**
						1,824
Goodwill written-off and amortised						**(214)**
Operating profit after goodwill amortisation and provisions						**1,610**
Share of profit of associates						**307**
Profit before tax						**1,917**
Tax and minority interests						**(465)**
Net profit for the financial year attributable to members						**1,452**
Other information						
Segment assets[2]	**25,908**	**41,942**	**55,245**	**872**	**5,251**	**129,218**
Investments in associates						**1,702**
Goodwill						**3,876**
Unallocated assets						**83**
Total assets						**134,879**
Gross trade bills and advances to customers	**26,031**	**41,946**	**–**	**–**	**–**	**67,977**
Non-performing loans ("NPLs")#	**1,402**	**4,003**	**–**	**–**	**–**	**5,405**
Specific provisions and interest-in-suspense for NPLs#	**479**	**1,827**	**–**	**–**	**–**	**2,306**
Investments not held for trading (gross)^						
– Government and debt securities	**–**	**1,285**	**11,061**	**143**	**2,633**	**15,122**
– Equity securities	**–**	**29**	**112**	**486**	**838**	**1,465**
Segment liabilities[2]	**46,061**	**34,842**	**33,861**	**66**	**5,870**	**120,700**
Unallocated liabilities						**592**
Total liabilities						**121,292**
Shareholders' funds	**–**	**–**	**–**	**–**	**13,439**	**13,439**
Minority interests						**148**
Total liabilities, shareholders' funds and minority interests						**134,879**
Capital expenditure	**41**	**32**	**10**	**2**	**13**	**98**
Depreciation of fixed assets	**38**	**34**	**14**	**2**	**37**	**125**

Excluding debt securities.
^ Excluding investments in associates.

	The Group					
	Individual Financial Services $'million	Institutional Financial Services $'million	Global Treasury $'million	Asset Management $'million	Other $'million	Total $'million
2003						
Income before operating expenses	1,013	1,230	400	203	314	3,160
Less: Segment operating expenses	437	347	140	56	51	1,031
Less: Provisions	155	201	0*	(2)	8	362
Segment profit before tax[1]	421	682	260	149	255	1,767
Unallocated corporate expenses						(64)
						1,703
Goodwill written-off and amortised						(202)
Operating profit after goodwill amortisation and provisions						1,501
Share of profit of associates						107
Profit before tax						1,608
Tax and minority interests						(406)
Net profit for the financial year attributable to members						1,202
Other information						
Segment assets[2]	23,633	38,075	41,771	1,337	3,666	108,482
Investments in associates						1,397
Goodwill						3,466
Unallocated assets						101
Total assets						113,446
Gross trade bills and advances to customers	24,443	38,138	–	–	–	62,581
Non-performing loans ("NPLs")#	1,557	3,524	–	–	–	5,081
Specific provisions and interest-in-suspense for NPLs#	458	1,404	–	–	–	1,862
Investments not held for trading (gross)^						
– Government and debt securities	–	1,319	8,194	502	1,225	11,240
– Equity securities	–	25	24	592	832	1,473
Segment liabilities[2]	44,343	28,255	23,618	44	3,135	99,395
Unallocated liabilities						614
Total liabilities						100,009
Shareholders' funds	–	–	–	–	13,282	13,282
Minority interests						155
Total liabilities, shareholders' funds and minority interests						113,446
Capital expenditure	52	44	20	3	18	137
Depreciation of fixed assets	29	25	11	2	41	108

* Amount is less than $500,000.
\# Excluding debt securities.
^ Excluding investments in associates.

42. Segment information *(cont'd)*

(a) ***Primary reporting format – business segments*** *(cont'd)*

Notes:

[1] Segment profit before tax represents income less operating expenses that are directly attributable, and those that can be allocated on a reasonable basis, to a segment. Inter-segment transactions are charged at internal transfer prices, estimated based on the costs in providing the products and services, and after taking into account competitive market prices that are charged to unaffiliated customers.

[2] Segment assets and liabilities comprise operating assets and liabilities that are directly attributable, and those that can be allocated on a reasonable basis, to a segment.

Business segment information is stated after elimination of inter-segment transactions.

Prior year comparatives have been restated to reflect changes in organisation structure and refinement in cost allocation methodologies.

The Group's businesses are organised into five segments, based on the types of products and services that it provides worldwide. These segments are Individual Financial Services, Institutional Financial Services, Global Treasury, Asset Management and Other.

Individual Financial Services

Individual Financial Services segment covers Personal Financial Services and High Networth Banking. Personal Financial Services serves individual customers, including the mass affluent. The principal products and services for personal customers include deposits, loans, investments, and credit and debit cards. Personal Financial Services also sells and distributes a range of life assurance products. High Networth Banking provides an extensive range of financial services, including wealth management and trust services, to the wealthy and more affluent customers.

Institutional Financial Services

Institutional Financial Services segment encompasses Commercial Credit, Corporate Banking, Corporate Finance and Capital Markets. Commercial Credit serves the small and medium-sized enterprises. Corporate Banking serves the middle market and large local corporate groups, including non-bank financial institutions. Both Commercial Credit and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include initial public offerings, rights issues, and corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements, as well as in the issue of debt and quasi-debt securities and loan syndications.

Global Treasury

Global Treasury segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, a full range of gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region.

Asset Management

Asset Management segment comprises asset management, venture capital management and proprietary investment activities.

Other

Other segment includes property-related activities, insurance businesses and the management of capital funds.

(b) ***Secondary reporting format – geographical segments***

The Group's activities can be analysed into the following geographical areas:

	The Group					
	Income before operating expenses		**Profit before tax**		**Total assets**	
	2004	2003	**2004**	2003	**2004**	2003
	$'million	$'million	**$'million**	$'million	**$'million**	$'million
Singapore (including Asian Currency Unit)	**2,332**	2,353	**1,680**	1,367	**84,688**	75,087
Malaysia	**356**	358	**237**	253	**12,783**	11,521
Other ASEAN countries	**268**	149	**41**	10	**10,604**	3,691
	624	507	**278**	263	**23,387**	15,212
Other Asia-Pacific countries	**178**	194	**95**	104	**15,740**	13,466
Rest of the world	**125**	106	**78**	76	**7,188**	6,215
	3,259	3,160	**2,131**	1,810	**131,003**	109,980
Goodwill	**–**	–	**(214)**	(202)	**3,876**	3,466
	3,259	3,160	**1,917**	1,608	**134,879**	113,446

With the exception of Singapore and Malaysia, no individual country contributed 10% or more of the Group's total income before operating expenses, total profit before tax or total assets.

The geographical segment information is based on the location where the transactions and assets are booked. It provides an approximation to geographical segment information that is based on the location of customers and assets.

Geographical segment information is stated after elimination of inter-segment transactions.

43. Financial risk management

The Group's business activities involve the use of financial instruments, including derivatives. These activities expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

Managing financial risks is an integral part of the Group's business. It is carried out centrally by the various specialist committees of the Group under delegated authority from the Board. These various specialist committees formulate, review and approve policies and limits on monitoring and managing risk exposures under their respective supervision. The major policy decisions and proposals approved by these committees are subject to review by the Executive Committee.

The Risk Management & Compliance sector, which is independent of the business units, performs the role of implementing the risk management policies and procedures. Compliance officers in the business units ensure that each business unit puts in place the proper control procedures to ensure regulatory and operational compliance while the Middle Office (under Finance Division) enforces compliance of trading policies and limits by the trading desks at Global Treasury. This is further enhanced by the periodic risk assessment audit carried out by the Group Audit.

43. Financial risk management *(cont'd)*

The main financial risks that the Group is exposed to and how these risks are being managed are set out below:

(a) ***Credit risk***

Credit risk is the potential loss arising from any failure by the Group's customers to fulfill their obligations as and when these obligations fall due. These obligations may arise from lending, trade finance, investments, receivables under derivative contracts and other credit-related activities undertaken by the Group.

The Credit Committee is responsible for the management of credit risk of the Group. Apart from direct credit management, such as approval of significant loans, it is also responsible for providing directions and timely guidance on lending to different geographical sectors and industries.

In general, the Group monitors the levels of credit risk it undertakes through regular reviews by management, with independent oversight of its credit concentration and portfolio quality by the Credit Committee.

In respect of its lending-related activities, management regularly reviews the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments, types of acceptable security, level of non-performing loans and adequacy of provisioning requirements.

In respect of other credit risk activities such as money market transactions and derivative financial instruments, the Group has counterparty risk policies that set out approved counterparties with whom the Group may transact and their respective transaction limits.

Exposure to credit risk is also managed in part by obtaining collateral or right to call for collateral when certain exposure thresholds are exceeded, the right to terminate transactions upon the occurrence of unfavourable events, the right to reset the terms of transactions after specified time periods or upon the occurrence of unfavourable events, and entering into netting agreements with counterparties that permit the Group to offset receivables and payables with such counterparties.

Given the amounts, types and nature of its existing products and businesses, the Group assesses that industry concentration risk arises primarily from the Group's advances to customers and trade bills. Note 28(d) analyses the Group's total gross trade bills and advances to customers by industry classification as at the balance sheet date.

(i) The following table analyses the Group's financial assets and credit-related contingent assets (that is, contingent liabilities of customers and other counterparties to the Group) by geographical concentration as at the balance sheet date:

	The Group				
	Trade bills and advances to customers (gross) $'million	**Placements and balances with banks and agents $'million**	**Other financial assets $'million**	**Credit-related contingent assets $'million**	**Total $'million**
2004					
Five Regional Countries*	**14,955**	**4,905**	**8,276**	**2,449**	**30,585**
Greater China	**2,017**	**3,193**	**1,870**	**571**	**7,651**
Singapore	**44,855**	**3,043**	**23,064**	**5,812**	**76,774**
Other**	**6,150**	**15,585**	**4,197**	**986**	**26,918**
	67,977	**26,726**	**37,407**	**9,818**	**141,928**
2003					
Five Regional Countries*	9,608	3,263	5,778	1,577	20,226
Greater China	1,968	2,690	1,395	481	6,534
Singapore	45,338	1,881	17,450	5,541	70,210
Other**	5,667	12,238	4,184	945	23,034
	62,581	20,072	28,807	8,544	120,004

* Refer to Malaysia, Indonesia, the Philippines, Thailand and South Korea.

** Comprise mainly other OECD countries.

(ii) Total gross trade bills and advances to customers as at the balance sheet date analysed by currency and interest rate sensitivity:

	The Group					
	2004			2003		
	Fixed rate $'million	**Variable rate $'million**	**Total $'million**	Fixed rate $'million	Variable rate $'million	Total $'million
Singapore dollar	**8,146**	**32,103**	**40,249**	8,987	31,777	40,764
US dollar	**1,529**	**7,241**	**8,770**	960	6,948	7,908
Malaysian ringgit	**255**	**6,318**	**6,573**	204	6,110	6,314
Hong Kong dollar	**47**	**848**	**895**	35	966	1,001
Thai baht	**2,652**	**3,822**	**6,474**	948	599	1,547
Other	**524**	**4,492**	**5,016**	469	4,578	5,047
	13,153	**54,824**	**67,977**	11,603	50,978	62,581

Fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps are classified as variable rate loans.

43. Financial risk management *(cont'd)*

(a) ***Credit risk*** *(cont'd)*

(iii) Total non-performing loans, debt securities and their related specific provisions analysed by geographical sector:

	The Group			
	2004		2003	
	Non-performing loans and debt securities $'million	**Specific provisions $'million**	Non-performing loans and debt securities $'million	Specific provisions $'million
Singapore	**2,949**	**1,157**	3,530	1,200
Five Regional Countries				
Malaysia	**873**	**331**	930	383
Indonesia	**88**	**68**	119	78
Philippines	**160**	**80**	184	76
Thailand	**1,170**	**640**	140	69
South Korea	**1**	**–**	5	2
	2,292	**1,119**	1,378	608
Greater China	**161**	**52**	161	61
Other	**82**	**26**	91	41
	5,484	**2,354**	5,160	1,910

(iv) Total non-performing loans, debt securities and their related specific provisions analysed by industry group:

	The Group			
	2004		2003	
	Non-performing loans and debt securities $'million	**Specific provisions $'million**	Non-performing loans and debt securities $'million	Specific provisions $'million
Transport, storage and communication	**119**	**56**	105	44
Building and construction	**844**	**337**	756	275
Manufacturing	**1,165**	**622**	765	372
Non-bank financial institutions	**701**	**216**	1,040	345
General commerce	**1,007**	**503**	703	300
Professionals and private individuals (excluding housing loans)	**897**	**386**	926	360
Housing loans	**505**	**93**	632	98
Other	**246**	**141**	233	116
	5,484	**2,354**	5,160	1,910

(v) Total collateralised non-performing loans and debt securities analysed by collateral type:

	The Group				
	Properties $'million	Marketable securities $'million	Cash and deposits $'million	Other $'million	Total $'million
2004					
Singapore	**1,442**	**21**	**19**	**36**	**1,518**
Five Regional Countries	**1,008**	**85**	**15**	**42**	**1,150**
Greater China	**84**	**–**	**–**	**–**	**84**
Other	**45**	**–**	**–**	**–**	**45**
	2,579	**106**	**34**	**78**	**2,797**
2003					
Singapore	1,883	51	16	78	2,028
Five Regional Countries	579	69	9	41	698
Greater China	44	1	2	–	47
Other	30	–	–	1	31
	2,536	121	27	120	2,804

(vi) Loans that were classified and restructured during the financial year are as follows:

	The Group	
	2004 $'million	2003 $'million
Substandard	**223**	196
Doubtful	**49**	–
Loss	**30**	35
	302	231

(vii) The ageing of total non-performing loans and debt securities are as follows:

	The Group	
	2004 $'million	2003 $'million
Current	**548**	670
≤ 90 days	**357**	378
Between 91 and 180 days	**596**	464
≥ 181 days	**3,983**	3,648
	5,484	5,160

43. Financial risk management *(cont'd)*

(b) ***Foreign exchange risk***

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and derivative financial instruments caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures arise from its proprietary business and customer facilitation businesses. It also has a certain amount of structural foreign currency exposures as represented by the net asset values of its overseas branches, share of the net asset values of its overseas subsidiaries and associates, and long-term investments in overseas properties. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures.

Foreign exchange risk is managed through risk limits and policies as approved by the Asset Liability Committee. These limits and policies, such as on the level of exposure by currency and in total for both overnight and intra-day positions, are independently monitored on a daily basis by Middle Office.

The following table sets out the Group's assets, liabilities and derivative financial instruments by currency as at the balance sheet date. The off-balance sheet gap represents the net contract or notional amounts of derivatives, which are principally used to reduce the Group's exposure to foreign exchange rate movements:

	The Group							
	Singapore dollar $'million	US dollar $'million	Malaysian ringgit $'million	Hong Kong dollar $'million	Australian dollar $'million	Thai baht $'million	Other $'million	Total $'million
2004								
Assets								
Cash, balances and placements with central banks	5,171	55	2,542	14	25	690	3,156	11,653
Government treasury bills and securities	7,773	297	50	25	39	217	1,347	9,748
Placements and balances with banks and agents	3,124	14,471	1,994	692	3,401	14	3,030	26,726
Trade bills and advances to customers	38,020	8,604	6,155	823	1,365	5,816	3,517	64,300
Dealing and investment securities	1,831	4,137	268	114	191	438	1,121	8,100
Investments in associates	1,428	4	63	–	–	6	201	1,702
Goodwill	3,182	–	–	–	–	618	76	3,876
Other	4,354	1,725	391	52	74	885	333	7,814
	64,883	29,293	11,463	1,720	5,095	8,684	12,781	133,919
Assets attributable to SPE								960
Total assets								134,879
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	45,075	11,777	7,663	395	2,848	7,173	4,121	79,052
Deposits and balances of banks and agents, and bills and drafts payable	3,093	15,957	1,305	994	1,934	650	4,517	28,450
Debts issued	2,300	3,780	–	–	–	84	–	6,164
Other	3,861	753	918	424	48	144	535	6,683
	54,329	32,267	9,886	1,813	4,830	8,051	9,173	120,349
Liabilities attributable to SPE								943
Total liabilities								121,292
On-balance sheet open position	10,554	(2,974)	1,577	(93)	265	633	3,608	
Off-balance sheet open position	(30)	3,978	(961)	(304)	(144)	858	(3,397)	
Net open position	10,524	1,004	616	(397)	121	1,491	211	
Net structural position included in above	–	(1)	885	8	34	1,505	505	

43. Financial risk management *(cont'd)*

(b) *Foreign exchange risk* *(cont'd)*

	The Group							
	Singapore dollar $'million	US dollar $'million	Malaysian ringgit $'million	Hong Kong dollar $'million	Australian dollar $'million	Thai baht $'million	Other $'million	Total $'million
2003								
Assets								
Cash, balances and placements with central banks	2,653	34	2,309	25	7	43	4,014	9,085
Government treasury bills and securities	6,311	55	80	46	29	442	699	7,662
Placements and balances with banks and agents	3,326	10,279	1,581	488	1,030	2	3,366	20,072
Trade bills and advances to customers	38,366	7,723	5,857	922	1,831	1,514	3,084	59,297
Dealing and investment securities	1,761	2,228	280	78	27	93	631	5,098
Investments in associates	1,316	–	78	–	–	–	3	1,397
Goodwill	3,372	–	–	–	–	8	86	3,466
Other	4,250	1,373	354	173	(267)	294	334	6,511
	61,355	21,692	10,539	1,732	2,657	2,396	12,217	112,588
Assets attributable to SPE								858
Total assets								113,446
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	41,350	13,198	6,031	509	2,041	1,975	4,808	69,912
Deposits and balances of banks and agents, and bills and drafts payable	1,910	10,224	750	905	380	190	4,644	19,003
Debts issued	1,303	2,041	–	–	–	–	–	3,344
Other	3,765	337	1,885	248	51	52	558	6,896
	48,328	25,800	8,666	1,662	2,472	2,217	10,010	99,155
Liabilities attributable to SPE								854
Total liabilities								100,009
On-balance sheet open position	13,027	(4,108)	1,873	70	185	179	2,207	
Off-balance sheet open position	(1,365)	4,251	(1,189)	(297)	(77)	(436)	(887)	
Net open position	11,662	143	684	(227)	108	(257)	1,320	
Net structural position included in above	–	(13)	790	3	34	138	403	

Other foreign exchange exposures of the Group are structural foreign currency exposures. These comprise the net assets of the Group's overseas branches, share of the net assets of its overseas subsidiaries and associates, and long-term investments in overseas properties.

Where possible, the Group mitigates the effect of structural currency exposures by funding all the Group's investments in overseas branches with borrowings in the same currencies as the functional currencies of the respective overseas branches. On a selective basis, the Group's investments in overseas subsidiaries and associates, and long-term investments in overseas properties are also funded in the same functional currencies. The Group also hedges some of the structural foreign currency exposures using foreign exchange derivatives.

The structural currency exposures of the Group as at the balance sheet date are as follows:

	The Group			
	Structural currency exposures in overseas operations $'million	**Hedges by funding in respective currency $'million**	**Other currency hedges $'million**	**Net structural currency exposures $'million**
2004				
Australian dollar	**211**	**–**	**177**	**34**
Hong Kong dollar	**64**	**16**	**40**	**8**
Indonesian rupiah	**285**	**–**	**–**	**285**
Malaysian ringgit	**885**	**–**	**–**	**885**
Philippine peso	**81**	**–**	**–**	**81**
Thai baht	**1,488**	**–**	**(17)**	**1,505**
US dollar	**423**	**188**	**236**	**(1)**
Other	**293**	**46**	**108**	**139**
	3,730	**250**	**544**	**2,936**
2003				
Australian dollar	178	–	144	34
Hong Kong dollar	147	16	128	3
Indonesian rupiah	99	–	–	99
Malaysian ringgit	790	–	–	790
Philippine peso	120	–	–	120
Thai baht	262	–	124	138
US dollar	419	207	225	(13)
Other	305	44	77	184
	2,320	267	698	1,355

43. Financial risk management *(cont'd)*

(c) ***Interest rate risk***

Interest rate risk is the risk to earnings and value of financial instruments caused by fluctuations in interest rates.

Sensitivity to interest rates arises from the differences in maturities and re-pricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies as approved by the Asset Liability Committee.

The table below summarises the effective average interest rate of the financial assets and liabilities as at the balance sheet date by major currency:

		The Group	
	Singapore dollar %	**US dollar %**	**Malaysian ringgit %**
2004			
Assets			
Placements with central banks	**1.30**	**0.11**	**2.78**
Placements and balances with banks and agents	**1.66**	**2.27**	**2.75**
Trade bills and advances to customers	**3.57**	**3.79**	**6.87**
Securities	**1.79**	**3.71**	**4.80**
Liabilities			
Deposits and balances of banks and agents	**1.53**	**2.24**	**2.34**
Deposits and other accounts of non-bank customers	**0.88**	**1.86**	**3.04**
Debts issued	**2.39**	**2.39**	**–**
2003			
Assets			
Placements with central banks	0.29	0.19	2.86
Placements and balances with banks and agents	0.74	1.26	2.90
Trade bills and advances to customers	3.71	2.84	6.78
Securities	2.77	4.38	4.06
Liabilities			
Deposits and balances of banks and agents	0.65	1.08	2.72
Deposits and other accounts of non-bank customers	0.57	0.82	3.24
Debts issued	2.64	2.27	–

The table below shows the interest rate sensitivity gap, by time band, in which interest rates of instruments are next re-priced on a contractual basis or, if earlier, the dates on which the instruments mature:

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Banking book total $'million	Trading book total $'million	Total $'million
2004										
Assets										
Cash, balances and placements with central banks	744	444	57	6	–	–	3,883	5,134	6,519	11,653
Government treasury bills and securities	–	448	1,637	2,709	1,620	1,314	–	7,728	2,020	9,748
Placements and balances with banks and agents	2,963	6,193	5,902	7,099	–	–	99	22,256	4,470	26,726
Trade bills and advances to customers	23,054	13,825	10,763	10,851	4,181	1,578	–	64,252	48	64,300
Dealing and investment securities	129	507	1,487	979	1,017	2,333	1,209	7,661	439	8,100
Investments in associates	–	–	–	–	–	–	1,702	1,702	–	1,702
Goodwill	–	–	–	–	–	–	3,876	3,876	–	3,876
Other	–	–	–	–	–	–	4,326	4,326	3,488	7,814
	26,890	21,417	19,846	21,644	6,818	5,225	15,095	116,935	16,984	133,919
Assets attributable to SPE										960
Total assets										134,879

43. Financial risk management *(cont'd)*

(c) *Interest rate risk (cont'd)*

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Banking book total $'million	Trading book total $'million	Total $'million
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	25,929	22,118	10,140	11,848	1,306	1,036	6,208	78,585	467	79,052
Deposits and balances of banks and agents, and bills and drafts payable	3,889	6,677	4,320	1,613	–	–	1,107	17,606	10,844	28,450
Debts issued	25	103	177	225	84	5,550	–	6,164	–	6,164
Other	–	–	–	–	–	–	3,083	3,083	3,600	6,683
Internal funding of trading book	(2,073)	–	–	–	–	–	–	(2,073)	2,073	–
	27,770	28,898	14,637	13,686	1,390	6,586	10,398	103,365	16,984	120,349
Liabilities attributable to SPE										943
Total liabilities										121,292
Shareholders' funds and minority interests	–	–	–	–	–	–	13,570	13,570	–	13,570
Shareholders' funds attributable to SPE										17
Total shareholders' funds and minority interests										13,587
										134,879
Net on-balance sheet position	(880)	(7,481)	5,209	7,958	5,428	(1,361)	(8,873)	–	–	
Net off-balance sheet position	(479)	(1,761)	(2,685)	2,491	(1,720)	4,154	–	–	–	
Net interest rate sensitivity gap	(1,359)	(9,242)	2,524	10,449	3,708	2,793	(8,873)	–	–	

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Banking book total $'million	Trading book total $'million	Total $'million
2003										
Assets										
Cash, balances and placements with central banks	21	1,332	–	6	–	–	4,766	6,125	2,960	9,085
Government treasury bills and securities	–	346	1,909	2,449	1,798	785	–	7,287	375	7,662
Placements and balances with banks and agents	2,412	3,296	3,680	3,915	–	–	57	13,360	6,712	20,072
Trade bills and advances to customers	17,220	11,742	9,032	11,945	7,712	1,630	–	59,281	16	59,297
Dealing and investment securities	34	201	776	378	304	1,549	1,331	4,573	525	5,098
Investments in associates	–	–	–	–	–	–	1,397	1,397	–	1,397
Goodwill	–	–	–	–	–	–	3,466	3,466	–	3,466
Other	–	–	–	–	–	–	3,564	3,564	2,947	6,511
	19,687	16,917	15,397	18,693	9,814	3,964	14,581	99,053	13,535	112,588
Assets attributable to SPE										858
Total assets										113,446

43. Financial risk management *(cont'd)*

(c) *Interest rate risk* *(cont'd)*

	The Group									
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-interest bearing $'million	Banking book total $'million	Trading book total $'million	Total $'million
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	25,088	15,869	8,592	11,818	1,034	366	5,962	68,729	1,183	69,912
Deposits and balances of banks and agents, and bills and drafts payable	2,345	5,330	2,460	1,105	34	–	870	12,144	6,859	19,003
Debts issued	400	1,314	114	221	–	1,295	–	3,344	–	3,344
Other	–	–	–	–	–	–	3,648	3,648	3,248	6,896
Internal funding of trading book	(2,245)	–	–	–	–	–	–	(2,245)	2,245	–
	25,588	22,513	11,166	13,144	1,068	1,661	10,480	85,620	13,535	99,155
Liabilities attributable to SPE										854
Total liabilities										100,009
Shareholders' funds and minority interests	–	–	–	–	–	–	13,433	13,433	–	13,433
Shareholders' funds attributable to SPE										4
Total shareholders' funds and minority interests										13,437
										113,446
Net on-balance sheet position	(5,901)	(5,596)	4,231	5,549	8,746	2,303	(9,332)	–	–	
Net off-balance sheet position	(395)	1,449	695	1,304	(4,260)	1,207	–	–	–	
Net interest rate sensitivity gap	(6,296)	(4,147)	4,926	6,853	4,486	3,510	(9,332)	–	–	

Actual re-pricing dates may differ from contractual dates because contractual terms may not reflect the actual behavioural patterns of assets and liabilities which are subject to prepayments.

(d) ***Liquidity risk***

Liquidity risk is the risk that the Group is unable to meet its cash flow obligations as and when they fall due, such as upon maturity of deposits and draw-down of loans.

It is not unusual for a bank to have mismatches in the contractual maturity profile of its assets and liabilities. The Group manages liquidity risk in accordance with a framework of liquidity policies, controls and limits that is approved by the Asset Liability Committee, with the main objectives of honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets.

These controls and policies include the setting of limits on cashflow mismatches, monitoring of liquidity crisis early warning indicators, stress test analysis of cashflows in liquidity crisis scenarios and establishment of a comprehensive contingency funding plan.

Additionally, the Group is required by law in the various locations that it operates from, including Singapore, to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements.

The following table shows the maturity analysis of the Group's assets and liabilities based on contractual terms:

	The Group							
	Up to 7 days $'million	**Over 7 days to 1 month $'million**	**Over 1 to 3 months $'million**	**Over 3 to 12 months $'million**	**Over 1 to 3 years $'million**	**Over 3 years $'million**	**Non-specific maturity $'million**	**Total $'million**
2004								
Assets								
Cash, balances and placements with central banks	5,410	2,290	2,442	1,511	–	–	–	11,653
Government treasury bills and securities	19	456	1,709	2,875	2,019	2,670	–	9,748
Placements and balances with banks and agents	5,108	6,414	6,464	8,151	589	–	–	26,726
Trade bills and advances to customers	14,982	3,980	5,337	7,451	8,791	23,759	–	64,300
Dealing and investment securities	152	–	141	1,048	1,574	3,703	1,482	8,100
Investments in associates	–	–	–	–	–	–	1,702	1,702
Goodwill	–	–	–	–	–	–	3,876	3,876
Other	254	54	42	116	121	235	6,992	7,814
	25,925	13,194	16,135	21,152	13,094	30,367	14,052	133,919
Assets attributable to SPE								960
Total assets								134,879

43. Financial risk management *(cont'd)*

(d) *Liquidity risk (cont'd)*

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	33,144	21,545	10,013	11,866	1,412	1,072	–	79,052
Deposits and balances of banks and agents, and bills and drafts payable	7,104	12,740	6,344	2,215	23	24	–	28,450
Debts issued	–	1	–	16	91	6,056	–	6,164
Other	242	82	32	37	108	40	6,142	6,683
	40,490	34,368	16,389	14,134	1,634	7,192	6,142	120,349
Liabilities attributable to SPE								943
Total liabilities								121,292
Shareholders' funds and minority interests	–	–	–	–	–	–	13,570	13,570
Shareholders' funds attributable to SPE								17
Total shareholders' funds and minority interests								13,587
								134,879
Net maturity mismatch	(14,565)	(21,174)	(254)	7,018	11,460	23,175	(5,660)	

The Group								
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
2003								
Assets								
Cash, balances and placements with central banks	4,956	2,458	759	912	–	–	–	9,085
Government treasury bills and securities	30	402	1,944	2,662	1,800	824	–	7,662
Placements and balances with banks and agents	3,698	4,586	5,842	5,374	572	–	–	20,072
Trade bills and advances to customers	14,336	4,440	5,010	4,882	9,161	21,468	–	59,297
Dealing and investment securities	–	35	21	145	845	2,475	1,577	5,098
Investments in associates	–	–	–	7	–	–	1,390	1,397
Goodwill	–	–	–	–	–	–	3,466	3,466
Other	73	100	159	63	55	59	6,002	6,511
	23,093	12,021	13,735	14,045	12,433	24,826	12,435	112,588
Assets attributable to SPE								858
Total assets								113,446

43. Financial risk management *(cont'd)*

(d) *Liquidity risk* *(cont'd)*

	The Group							
	Up to 7 days $'million	Over 7 days to 1 month $'million	Over 1 to 3 months $'million	Over 3 to 12 months $'million	Over 1 to 3 years $'million	Over 3 years $'million	Non-specific maturity $'million	Total $'million
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	31,873	16,458	8,401	11,928	703	549	–	69,912
Deposits and balances of banks and agents, and bills and drafts payable	4,317	8,142	4,167	2,377	–	–	–	19,003
Debts issued	–	–	–	–	17	3,327	–	3,344
Other	103	135	49	56	3	2	6,548	6,896
	36,293	24,735	12,617	14,361	723	3,878	6,548	99,155
Liabilities attributable to SPE								854
Total liabilities								100,009
Shareholders' funds and minority interests	–	–	–	–	–	–	13,433	13,433
Shareholders' funds attributable to SPE								4
Total shareholders' funds and minority interests								13,437
								113,446
Net maturity mismatch	(13,200)	(12,714)	1,118	(316)	11,710	20,948	(7,546)	

The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core deposits" of non-bank customers which are contractually at call (included in the "Up to 7 days" time band) but history shows that such deposits provide a stable source of long-term funding for the Group.

In addition to the above, the Group is also subjected to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 37 and 39. The total outstanding contractual amounts do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the commitments to pay third parties (such as letters of credit) are reimbursed immediately by customers.

44. Fair values of financial instruments

Financial instruments comprise financial assets, financial liabilities and also derivative financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented herein represents best estimates of fair values of financial instruments at the balance sheet date.

The on-balance sheet financial assets and financial liabilities of the Bank and the Group whose fair values are required to be disclosed in accordance with Singapore Financial Reporting Standard 32 ("FRS 32") comprise all its assets and liabilities with the exception of investments in associates, investments in subsidiaries, fixed assets, goodwill, deferred tax assets, tax payables and deferred tax liabilities.

Where available, quoted and observable market prices are used as the measurement of fair values, such as for government treasury bills and securities, quoted securities, debts issued and most of the off-balance sheet derivative financial instruments.

The estimated fair values of those on-balance sheet financial assets and financial liabilities based on quoted and observable market prices as at the balance sheet date are as follows:

	The Group		The Bank	
	Carrying amount $'000	Estimated fair value $'000	Carrying amount $'000	Estimated fair value $'000
2004				
Singapore Government treasury bills and securities	**7,772,462**	**7,792,680**	**7,678,206**	**7,697,404**
Other government treasury bills and securities	**1,975,344**	**1,984,216**	**1,615,464**	**1,621,759**
Investment securities*	**8,608,545**	**9,073,445**	**6,802,650**	**7,114,170**
Debts issued*	**7,089,297**	**7,255,389**	**6,079,974**	**6,240,508**
2003				
Singapore Government treasury bills and securities	6,310,846	6,336,259	6,232,660	6,245,848
Other government treasury bills and securities	1,351,624	1,354,748	706,589	713,002
Investment securities*	5,422,510	5,704,569	4,061,903	4,308,147
Debts issued*	4,196,269	4,214,182	3,343,862	3,361,775

* Where quoted and observable market prices are not available, fair values are arrived at using internal pricing models.

The fair values of derivative financial instruments are shown in Note 38.

44. Fair values of financial instruments *(cont'd)*

Where quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions. The principal ones are as follows:

- The fair values of cash, balances and placements with central banks, and placements and balances with banks, agents and related companies are considered to approximate their carrying values because most of these are of negligible credit risk and are either short-term in nature or re-priced frequently.

- The Bank and the Group consider the carrying amount of advances to customers as a reasonable approximation of their fair values. Presently, market and observable prices do not exist as there is currently no ready market wherein exchanges between willing parties occur. In estimating the fair value, loans are categorised into homogeneous groups by product type, risk characteristic, maturity and pricing profile, and non-performing accounts. In evaluating the reasonableness of fair value, the Bank and the Group perform analysis on each of the homogeneous groups, taking into account various hypothetical credit spread and market interest rate scenarios, future expected loss experience and estimated forced sale values of collateral. General provisions are also deducted in arriving at the fair value as a discount for credit risk inherent in the large portfolio of advances to customers.

- The Bank and the Group consider the carrying amounts of all its deposits, such as non-bank customers' deposits and deposits and balances of banks, agents and related companies, as reasonable approximation of their respective fair values given that these are mostly repayable on demand or in the shorter term, and the interest rates are re-priced at short intervals.

- For derivative financial instruments and investment securities where quoted and observable market prices are not available, fair values are arrived at using internal pricing models.

The fair values of contingent liabilities and undrawn credit facilities are not readily ascertainable. These financial instruments are presently not sold or traded. They generate fees that are in line with market prices for similar arrangements. The estimated fair value may be represented by the present value of the fees expected to be received, less associated costs of obligations or services to be rendered. The Bank and the Group assess that their respective fair values are unlikely to be significant.

As assumptions were made regarding risk characteristics of the various financial instruments, discount rates, future expected loss experience and other factors, changes in the uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, the fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of FRS 32 which requires fair value information to be disclosed. These include investments in associates, investments in subsidiaries, fixed assets, long-term relationships with customers, franchise and other intangibles, which are integral to the full assessment of the Bank's and the Group's financial positions and the values of their net assets.

45. Subsidiaries

The subsidiaries of the Group as at the balance sheet date categorised by principal activities are as follows:

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank		Subsidiaries		Carrying amount of Bank's investment	
		2004 %	2003 %	**2004 %**	2003 %	**2004 $'000**	2003 $'000
Commercial Banking							
Bank of Asia Public Company Limited [6]	Thailand	**97**	–	**–**	–	**1,124,154**	–
Far Eastern Bank Limited	Singapore	**78**	77	**–**	–	**38,921**	38,050
PT Bank UOB Indonesia [1]	Indonesia	**99**	99	**–**	–	**48,462**	48,462
United Overseas Bank (Malaysia) Bhd [1]	Malaysia	**45**	45	**55**	55	**123,731**	123,731
United Overseas Bank Philippines [1]	Philippines	**100**	100	**–**	–	**#**	#
UOB Radanasin Bank Public Company Limited [1]	Thailand	**84**	79	**–**	–	**268,149**	136,182
ICB (2002) Limited (*formerly known as Industrial & Commercial Bank Limited*) [2] **	Singapore	**100**	100	**–**	–	**–**	–
Overseas Union Bank (Malaysia) Berhad [1] **	Malaysia	**–**	–	**100**	100	**–**	–
Overseas Union Bank Limited [2] **	Singapore	**100**	100	**–**	–	**–**	–
Merchant Banking							
UOB Asia (Hong Kong) Limited [1]	Hong Kong S.A.R.	**50**	50	**50**	50	**11,687**	11,687
UOB Asia Limited	Singapore	**100**	100	**–**	–	**9,747**	9,747
UOB Australia Limited [1]	Australia	**100**	100	**–**	–	**10,865**	10,865
Leasing							
B.O.A. Leasing Co., Ltd [6]	Thailand	**–**	–	**100**	–	**–**	–
OUB Credit Bhd [1]	Malaysia	**–**	–	**100**	100	**–**	–
OUL Sdn Bhd (*liquidated during the year*)	Malaysia	**–**	100	**–**	–	**–**	–
Insurance							
PT UOB Life-Sun Assurance [1]	Indonesia	**–**	–	**80**	80	**–**	–
United Overseas Insurance Limited	Singapore	**58**	58	**–**	–	**15,268**	15,268
UOB Insurance (H.K.) Limited [1]	Hong Kong S.A.R.	**–**	–	**100**	100	**–**	–
UOB Life Assurance Limited	Singapore	**88**	88	**12**	12	**32,078**	31,885

45. Subsidiaries *(cont'd)*

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank		Percentage of paid-up capital held by Subsidiaries		Carrying amount of Bank's investment	
		2004 %	2003 %	**2004 %**	2003 %	**2004 $'000**	2003 $'000
Investment							
Chung Khiaw Bank (Malaysia) Bhd [1]	Malaysia	**100**	100	**–**	–	**152,403**	152,403
OUB.com Pte Ltd	Singapore	**100**	100	**–**	–	**18,454**	18,774
Overseas Union Holdings (Aust) Pty Limited [1]	Australia	**–**	–	**100**	100	**–**	–
Overseas Union Holdings Private Limited	Singapore	**100**	100	**–**	–	**196,323**	196,323
Overseas Union Securities Limited [7]	Singapore	**–**	16	**–**	36	**–**	10,693
Overseas Union Securities Trading Pte Ltd [7]	Singapore	**–**	–	**–**	100	**–**	–
United Investments Limited *(under voluntary liquidation)* [4]	Singapore	**100**	100	**–**	–	**–**	26,100
UOB Capital Investments Pte Ltd	Singapore	**100**	100	**–**	–	**88,136**	80,987
UOB Capital Management Pte Ltd	Singapore	**100**	100	**–**	–	**29,899**	30,550
UOB Equity Holdings (Pte) Ltd	Singapore	**100**	100	**–**	–	**9,600**	9,600
UOB Finance (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	**–**	–	**21,015**	21,908
UOB Holdings (USA) Inc. [2]	United States of America	**100**	100	**–**	–	**11,503**	21,183
UOB Realty (H.K.) Limited [1]	Hong Kong S.A.R.	**–**	–	**100**	100	**–**	–
UOB Venture Bio Investments Ltd [5]	Singapore	**–**	–	**–**	100	**–**	–
UOB Venture Management (Shanghai) Co., Ltd [1]	People's Republic of China	**–**	–	**100**	100	**–**	–
UOB Venture (Shenzhen) Limited [3]	Mauritius	**–**	–	**100**	100	**–**	–
CKB (2000) Limited [2] **	Singapore	**100**	100	**–**	–	**–**	–
OUB Investments Pte Ltd *(liquidated during the year)*	Singapore	**–**	100	**–**	–	**–**	–
Overseas Union Trust Limited [2] **	Singapore	**100**	100	**–**	–	**10**	10

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank		Subsidiaries		Carrying amount of Bank's investment	
		2004	2003	**2004**	2003	**2004**	2003
		%	%	**%**	%	**$'000**	$'000
Securities Investments Pte Ltd (*under voluntary liquidation*) [4]	Singapore	**100**	100	**–**	–	**–**	–
United Overseas Finance (Malaysia) Bhd. [1] **	Malaysia	**–**	–	**100**	100	**–**	–
UOB International Investment Private Limited	Singapore	**100**	100	**–**	–	**201,967**	*
UOF (2000) Limited [2] **	Singapore	**100**	100	**–**	–	**10**	10
Trustee/Investment Management							
BoA Asset Management Company Limited [6]	Thailand	**–**	–	**100**	–	**–**	–
United Overseas Bank Trustee Limited	Singapore	**20**	20	**80**	80	**1,436**	1,437
UOBT (2003) Limited **	Singapore	**20**	20	**80**	80	**100**	100
UOB Asset Management Ltd	Singapore	**100**	100	**–**	–	**2,000**	2,000
UOB Bioventures Management Pte Ltd	Singapore	**–**	–	**100**	100	**–**	–
UOB Capital Partners LLC [2]	United States of America	**–**	–	**70**	70	**–**	–
UOBGC General Partners Limited [2]	United Kingdom	**–**	–	**100**	100	**–**	–
UOB Global Capital (Dublin) Ltd [2]	Ireland	**–**	–	**100**	100	**–**	–
UOB Global Capital LLC [2]	United States of America	**–**	–	**70**	70	**–**	–
UOB Global Capital Private Limited	Singapore	**70**	70	**–**	–	**159**	107
UOB Global Equity Sales LLC [2]	United States of America	**–**	–	**100**	100	**–**	–
UOB Global Capital SARL [2]	France	**–**	–	**100**	100	**–**	–
UOB Hermes Asia Management Pte Limited	Singapore	**–**	–	**60**	60	**–**	–
UOB Investment Advisor (Taiwan) Ltd [1]	Taiwan	**–**	–	**100**	100	**–**	–
UOB Venture Management Private Limited	Singapore	**100**	100	**–**	–	**250**	250

45. Subsidiaries *(cont'd)*

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2004 %	The Bank 2003 %	Subsidiaries 2004 %	Subsidiaries 2003 %	Carrying amount of Bank's investment 2004 $'000	2003 $'000
Trustee/Investment Management *(cont'd)*							
UOB-OSK Asset Management Sdn. Bhd. [1]	Malaysia	**–**	–	**70**	70	**–**	–
UOB Trustee (Malaysia) Bhd. [1]	Malaysia	**–**	–	**100**	–	**–**	–
OUB Asset Management Ltd *(under voluntary liquidation)* [4]	Singapore	**100**	100	**–**	–	**–**	–
OUB Optimix Funds Management Limited *(liquidated during the year)*	Singapore	**–**	–	**–**	100	**–**	–
OUB-TA Asset Management Sdn Bhd *(liquidated during the year)*	Malaysia	**–**	–	**–**	51	**–**	–
Nominee Services							
Chung Khiaw Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	**–**	–	**2**	2
Far Eastern Bank Nominees (Private) Limited [2]	Singapore	**–**	–	**100**	100	**–**	–
Mandarin Nominees Pte Ltd [2]	Singapore	**–**	–	**100**	100	**–**	–
OUB Nominees (Asing) Sdn Bhd [1]	Malaysia	**–**	–	**100**	100	**–**	–
OUB Nominees (Tempatan) Sdn Bhd [1]	Malaysia	**–**	–	**100**	100	**–**	–
Overseas Union Bank Nominees (Private) Limited [2]	Singapore	**100**	100	**–**	–	**192**	192
Overseas Union Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	**–**	–	**4**	4
Overseas Union Trust (Nominees) Pte Ltd [2]	Singapore	**100**	100	**–**	–	**10**	10
Tye Hua Nominees Private Limited [2]	Singapore	**100**	100	**–**	–	**10**	10
United Merchant Bank Nominees (Pte) Ltd [2]	Singapore	**–**	–	**100**	100	**–**	–
United Overseas Bank Nominees (H.K.) Limited [1]	Hong Kong S.A.R.	**100**	100	**–**	–	**4**	4
United Overseas Bank Nominees (Private) Limited [2]	Singapore	**100**	100	**–**	–	**10**	10

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank		Subsidiaries		Carrying amount of Bank's investment	
		2004	2003	**2004**	2003	**2004**	2003
		%	%	**%**	%	**$'000**	$'000
United Overseas Nominees (Asing) Sdn Bhd [1]	Malaysia	**–**	–	**100**	100	**–**	–
United Overseas Nominees (Tempatan) Sdn Bhd [1]	Malaysia	**–**	–	**100**	100	**–**	–
UOB Nominees (Australia) Limited [1]	Australia	**–**	–	**100**	100	**–**	–
UOB Nominees (UK) Limited [1]	United Kingdom	**100**	100	**–**	–	**3**	2
UOBM Nominees (Asing) Sdn Bhd [1]	Malaysia	**–**	–	**100**	100	**–**	–
UOBM Nominees (Tempatan) Sdn Bhd [1]	Malaysia	**–**	–	**100**	100	**–**	–
Chung Khiaw Nominees (Private) Limited [2] **	Singapore	**100**	100	**–**	–	**10**	10
Grand Orient Nominees Pte Ltd (*liquidated during the year*)	Singapore	**–**	–	**–**	100	**–**	–
ICB Nominees (Private) Limited [2] **	Singapore	**100**	100	**–**	–	**10**	10
Lee Wah Nominees (S) Pte Ltd [2] **	Singapore	**100**	100	**–**	–	*****	*
Singapore UMB (Hong Kong) Limited [1] **	Hong Kong S.A.R.	**–**	–	**100**	100	**–**	–
UOF Nominees (Private) Limited [2] **	Singapore	**100**	100	**–**	–	*****	*
Stockbroking							
Grand Orient Securities Pte Ltd **	Singapore	**–**	–	**100**	100	**–**	–
OUB Securities Pte Ltd **	Singapore	**100**	100	**–**	–	**29,320**	29,456
OUB Securities (H.K.) Limited (*under voluntary liquidation*) [4]	Hong Kong S.A.R.	**100**	100	**–**	–	**–**	–
Gold/Futures Dealing							
UOB Bullion and Futures Limited	Singapore	**100**	100	**–**	–	**9,000**	9,000
OUB Bullion & Futures Ltd (*under voluntary liquidation*) [4]	Singapore	**100**	100	**–**	–	**–**	–

45. Subsidiaries *(cont'd)*

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2004 %	The Bank 2003 %	Subsidiaries 2004 %	Subsidiaries 2003 %	Carrying amount of Bank's investment 2004 $'000	2003 $'000
Computer Services							
Unicom Databank Private Limited	Singapore	**100**	100	**–**	–	*	*
UOB Info Tech Sdn Bhd (1) **	Malaysia	**–**	–	**100**	100	**–**	–
Management Services							
Overseas Union Management Services Pte Ltd *(liquidated during the year)*	Singapore	**–**	100	**–**	–	**–**	–
A.I.M. Services Pte Ltd *(liquidated during the year)*	Singapore	**–**	100	**–**	–	**–**	–
ICB Management Pte. Ltd. *(liquidated during the year)*	Singapore	**–**	100	**–**	–	**–**	–
Overseas Union Management Services Sdn Bhd *(liquidated during the year)*	Malaysia	**–**	100	**–**	–	**–**	–
General Services							
United General Services (Pte) Ltd	Singapore	**100**	100	**–**	–	*	*
Consultancy and Research Services							
UOB Investment Consultancy (Beijing) Limited (3)	People's Republic of China	**–**	–	**60**	60	**–**	–
UOB Venture Management (USA) Inc. (2)	United States of America	**–**	–	**100**	100	**–**	–
OUB Research Sdn Bhd *(liquidated during the year)*	Malaysia	**–**	–	**–**	100	**–**	–

Name of subsidiaries	Country of incorporation and place of business	Percentage of paid-up capital held by The Bank 2004 %	The Bank 2003 %	Subsidiaries 2004 %	Subsidiaries 2003 %	Carrying amount of Bank's investment 2004 $'000	2003 $'000
Property							
Chung Khiaw Realty, Limited	Singapore	**99**	99	**–**	–	**60,448**	60,448
Industrial & Commercial Property (S) Pte Ltd	Singapore	**100**	100	**–**	–	**32,000**	32,000
UOB Realty (USA) Inc. [2]	United States of America	**100**	100	**–**	–	**255**	274
UOB Realty (USA) Ltd Partnership [2]	United States of America	**99**	99	**1**	1	**15,199**	16,322
UOB Warehouse Private Limited	Singapore	**100**	100	**–**	–	**88,000**	88,000
FEB Realty Company Pte. Ltd. **	Singapore	**–**	–	**100**	100	**–**	–
Overseas Union Holding Sdn Bhd (*liquidated during the year*)	Malaysia	**–**	–	**–**	100	**–**	–
Property Management							
OUB Towers Pte Ltd	Singapore	**100**	100	**–**	–	**29,885**	33,071
Overseas Union Developments (Private) Limited	Singapore	**100**	100	**–**	–	**12,991**	14,279
Overseas Union Developments Sdn Bhd (*liquidated during the year*)	Malaysia	**–**	–	**–**	100	**–**	–
Overseas Union Realty Services Pte Ltd (*liquidated during the year*)	Singapore	**–**	–	**–**	100	**–**	–
Travel							
UOB Travel Planners Pte Ltd	Singapore	**100**	100	**–**	–	**3,987**	3,987
UOB Travel (General Sales Agent) Pte Ltd (*liquidated during the year*)	Singapore	**–**	55	**–**	–	**–**	–
						2,697,667	1,285,403

Investment cost is fully provided for.
* Investment cost is less than $1,000.
** Inactive.

Note:
(1) Audited by member firms of Ernst & Young Global in the respective countries.
(2) Not required to be audited.
(3) Not audited by Ernst & Young, Singapore or member firms of Ernst & Young Global.
(4) Not required to be audited as subsidiary has been put into liquidation.
(5) Renamed as UOB JAIC Venture Bio Investments Ltd and has become an associated company.
(6) Audited by KPMG Phoomchai Audit Ltd., Bangkok.
(7) Ceased to be a subsidiary during the financial year.

46. Major associates

Name of major associates	Principal activities	Country of incorporation and place of business	Effective equity interest held by the Group 2004 %	2003 %
Quoted associates				
United International Securities Limited	Investment	Singapore	**45**	42
United Overseas Land Limited [1]	Property/hotel	Singapore	**45**	49
UOB-Kay Hian Holdings Limited [1]	Stockbroking	Singapore	**40**	40
PT Bank Buana Indonesia Tbk [2]	General banking	Indonesia	**23**	–
Unquoted associates				
Asfinco Singapore Limited	Investment holding	Singapore	**40**	40
Asia Fund Services Pte Ltd	Registrar services	Singapore	**50**	50
Clearing and Payment Services Pte Ltd	Continuous linked settlement	Singapore	**33**	33
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	**33**	33
Novena Square Development Ltd	Property	Singapore	**20**	20
Novena Square Investment Ltd	Investment	Singapore	**20**	20
Orix Leasing Singapore Limited	Leasing/rental	Singapore	**20**	20
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	**30**	30
Overseas Union Insurance, Limited	General insurance	Singapore	**50**	50
Singapore Consortium Investment Management Ltd	Unit trust fund management	Singapore	**33**	33
SZVC-UOB Venture Management Co., Ltd	Investment	People's Republic of China	**50**	50
Uni.Asia Capital Sdn Bhd	General and life insurance	Malaysia	**49**	49
UOB JAIC Venture Bio Investments Ltd	Investment	Singapore	**41**	–
Vertex Asia Limited	Venture capital investment	Singapore	**21**	21
Walden Asia II Limited	Venture capital investment	Cayman Islands/ People's Republic of China	**25**	25

Note:
[1] Audited by PricewaterhouseCoopers, Singapore.
[2] Audited by Ernst and Young Global, Jakarta.

47. Authorisation of financial statements

The financial statements for the financial year ended 31 December 2004 were authorised for issue in accordance with a resolution of the directors on 24 February 2005.

Investor Reference



11-Year Group Financial Summary

	2004	2003	2002	2001
(Figures in millions of Singapore dollar)				
[1][2][3] **Net profit after tax**	**1,451.8**	1,202.1	1,005.9	924.6
[4] **Dividends**	**743.2**	748.1	720.4+	425.6
[1][2] Cash, placements and balances with banks and agents, government securities and dealing securities	**48,565.8**	37,343.7	33,814.4	39,285.5
[2][3] Investments, including investments in associates	**10,311.0**	6,819.3	5,219.7	5,212.4
Trade bills and advances to customers	**64,300.0**	59,296.6	58,884.0	60,892.1
[2] Fixed and other assets	**7,826.1**	6,520.6	5,846.0	4,721.4
Goodwill	**3,875.7**	3,466.2	3,666.0	3,776.7
Total assets	**134,878.6**	113,446.4	107,430.1	113,888.1
Represented by:				
Deposits	**107,212.9**	88,702.3	87,220.6	92,545.5
[1][2] Bills and drafts payable, other liabilities and minority interests	**7,137.6**	7,265.8	5,450.1	4,468.6
Debentures, certificates of deposit, unsecured loan stock and bonds	–	–	–	–
Debts issued	**7,089.3**	4,196.3	2,146.8	4,157.2
[1][2][3] Shareholders' funds	**13,438.8**	13,282.0	12,612.6	12,716.8
Total liabilities, minority interests and shareholders' funds	**134,878.6**	113,446.4	107,430.1	113,888.1
(Figures in millions of United States dollar)				
[1][2][3] **Net profit after tax**	**888.6**	706.8	579.5	499.5
[4] **Dividends**	**454.9**	439.9	415.0+	229.9
[1][2] Cash, placements and balances with banks and agents, government securities and dealing securities	**29,725.7**	21,956.6	19,479.5	21,223.9
[2][3] Investments, including investments in associates	**6,311.0**	4,009.5	3,006.9	2,816.0
Trade bills and advances to customers	**39,356.1**	34,863.9	33,921.3	32,896.9
[2] Fixed and other assets	**4,790.1**	3,833.8	3,367.7	2,550.7
Goodwill	**2,372.2**	2,038.0	2,111.9	2,040.4
Total assets	**82,555.1**	66,701.8	61,887.3	61,527.9
Represented by:				
Deposits	**65,621.8**	52,153.3	50,245.2	49,997.6
[1][2] Bills and drafts payable, other liabilities and minority interests	**4,368.7**	4,271.9	3,139.7	2,414.2
Debentures, certificates of deposit, unsecured loan stock and bonds	–	–	–	–
Debts issued	**4,339.1**	2,467.3	1,236.7	2,245.9
[1][2][3] Shareholders' funds	**8,225.5**	7,809.3	7,265.7	6,870.2
Total liabilities, minority interests and shareholders' funds	**82,555.1**	66,701.8	61,887.3	61,527.9
Exchange conversion of US$1.00	**S$1.6338**	S$1.7008	S$1.7359	S$1.8510

[1] Figures/balances prior to 2002 do not take into account the impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – *Revaluation of Assets*.

[2] Figures/balances prior to 2000 do not take into account the impact of adopting Singapore Financial Reporting Standard (FRS) 10: Events After the Balance Sheet Date. Figures/balances prior to 2001 do not take into account the impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities.

[3] Figures/balances prior to 1998 do not take into account the effects of equity accounting.

[4] Based on total interim dividend paid and proposed final dividend during the year.

* *Exclude extraordinary item of $31,207,000 (US$21,367,000).*

\+ Include special dividend of 18.76% less 22% income tax amounting to $230,020,000 (US$132,508,000), paid in specie of shares in Haw Par Corporation Limited.

\# Include special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).

** Include special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).

2000	1999	1998	1997	1996	1995	1994
						(Figures in millions of Singapore dollar)
912.9	760.2	331.7	502.0	715.5	632.7	570.1 *
316.3	416.1 #	132.5	132.5	123.8	123.1	262.9 **
31,221.7	24,681.1	19,608.9	16,306.6	14,908.1	13,743.8	13,337.3
2,016.6	1,681.2	1,573.8	1,131.6	1,268.4	1,071.3	891.2
30,045.3	27,259.1	27,653.4	29,769.8	27,459.3	23,758.4	21,379.6
3,040.5	3,152.5	1,953.1	2,153.6	2,171.0	1,991.9	1,743.3
–	–	–	–	–	–	–
66,324.1	56,773.9	50,789.2	49,361.6	45,806.8	40,565.4	37,351.4
56,836.9	47,207.0	42,597.7	41,587.8	38,218.8	33,758.6	31,255.2
2,519.0	3,375.9	2,313.0	2,446.7	2,481.9	2,385.6	2,218.7
–	–	–	–	199.5	197.8	196.2
–	–	–	–	–	–	–
6,968.2	6,191.0	5,878.5	5,327.1	4,906.6	4,223.4	3,681.3
66,324.1	56,773.9	50,789.2	49,361.6	45,806.8	40,565.4	37,351.4
						(Figures in millions of United States dollar)
527.1	456.2	199.8	299.4	511.3	447.0	390.4 *
182.7	249.7 #	79.8	79.0	88.5	87.0	180.0 **
18,026.4	14,810.1	11,809.0	9,726.6	10,652.4	9,709.5	9,132.0
1,164.3	1,008.8	947.8	675.0	906.3	756.9	610.2
17,347.2	16,357.1	16,653.7	17,757.1	19,620.8	16,784.4	14,638.6
1,755.5	1,891.7	1,176.2	1,284.6	1,551.3	1,407.2	1,193.6
–	–	–	–	–	–	–
38,293.4	34,067.7	30,586.7	29,443.3	32,730.8	28,658.0	25,574.4
32,815.8	28,327.0	25,653.5	24,806.3	27,308.8	23,849.2	21,400.3
1,454.4	2,025.7	1,393.0	1,459.5	1,773.4	1,685.3	1,519.1
–	–	–	–	142.6	139.8	134.4
–	–	–	–	–	–	–
4,023.2	3,715.0	3,540.2	3,177.5	3,506.0	2,983.7	2,520.6
38,293.4	34,067.7	30,586.7	29,443.3	32,730.8	28,658.0	25,574.4
S$1.7320	S$1.6665	S$1.6605	S$1.6765	S$1.3995	S$1.4155	S$1.4605

11-Year Bank Financial Summary

	2004	2003	2002	2001
(Figures in millions of Singapore dollar)				
[1][2] **Net profit after tax**	**1,190.2**	1,070.6	1,382.3	746.6
[3] **Dividends**	**743.2**	748.1	720.4 +	425.6
[1] Cash, placements and balances with banks and agents, group companies, government securities and dealing securities	**43,225.9**	33,935.8	29,200.8	27,236.6
Investments, including investments in subsidiaries and associates	**10,343.2**	6,122.7	6,256.9	11,987.9
Trade bills and advances to customers	**50,570.8**	50,510.4	49,956.2	23,495.8
[2] Fixed and other assets	**5,403.2**	4,810.1	4,186.5	2,273.0
Goodwill	**3,181.8**	3,371.8	3,585.5	–
Total assets	**112,724.9**	98,750.8	93,185.9	64,993.3
Represented by:				
Deposits	**90,219.6**	79,367.2	77,319.6	49,047.9
[1][2] Bills and drafts payable, and other liabilities	**4,713.0**	4,280.6	3,328.3	1,723.8
Debentures, certificates of deposit, unsecured loan stock and bonds	**–**	–	–	–
Debts issued	**6,080.0**	3,343.9	1,294.4	3,639.1
[1][2] Shareholders' funds	**11,712.3**	11,759.1	11,243.6	10,582.5
Total liabilities and shareholders' funds	**112,724.9**	98,750.8	93,185.9	64,993.3
(Figures in millions of United States dollar)				
[1][2] **Net profit after tax**	**728.5**	629.5	796.3	403.3
[3] **Dividends**	**454.9**	439.9	415.0 +	229.9
[1] Cash, placements and balances with banks and agents, group companies, government securities and dealing securities	**26,457.2**	19,952.8	16,821.7	14,714.5
Investments, including investments in subsidiaries and associates	**6,330.8**	3,599.9	3,604.4	6,476.4
Trade bills and advances to customers	**30,952.9**	29,698.1	28,778.3	12,693.6
[2] Fixed and other assets	**3,307.1**	2,828.1	2,411.7	1,228.0
Goodwill	**1,947.5**	1,982.5	2,065.5	–
Total assets	**68,995.5**	58,061.4	53,681.6	35,112.5
Represented by:				
Deposits	**55,220.7**	46,664.6	44,541.5	26,498.0
[1][2] Bills and drafts payable, and other liabilities	**2,884.7**	2,516.8	1,917.3	931.3
Debentures, certificates of deposit, unsecured loan stock and bonds	**–**	–	–	–
Debts issued	**3,721.4**	1,966.1	745.7	1,966.0
[1][2] Shareholders' funds	**7,168.7**	6,913.9	6,477.1	5,717.2
Total liabilities and shareholders' funds	**68,995.5**	58,061.4	53,681.6	35,112.5
Exchange conversion of US$1.00	**S$1.6338**	S$1.7008	S$1.7359	S$1.8510

(1) Figures/balances prior to 2002 do not take into account the impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets.

(2) Figures/balances prior to 2000 do not take into account the impact of adopting Singapore Financial Reporting Standards (FRS) 8 and 10. Figures/balances prior to 2001 do not take into account the impact of adopting FRS 12.

(3) Based on total interim dividend paid and proposed final dividend during the year.

* Exclude extraordinary items of $280,035,000 (US$191,739,000) in 1994 and $772,791,000 (US$463,721,000) in 1999.

\+ Include special dividend of 18.76% less 22% income tax amounting to $230,020,000 (US$132,508,000), paid in specie of shares in Haw Par Corporation Limited.

\# Include special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).

** Include special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).

2000	1999	1998	1997	1996	1995	1994
						(Figures in millions of Singapore dollar)
710.1	541.5 *	229.9	270.2	415.8	382.6	291.0 *
316.3	416.1 #	132.5	132.5	123.8	123.1	262.9 **
26,051.0	19,680.2	16,259.0	13,327.5	11,598.5	11,058.4	11,215.1
2,232.9	2,654.0	1,877.9	1,772.4	1,912.8	1,723.3	1,588.6
23,494.3	20,686.0	18,729.2	19,513.0	17,340.6	14,609.5	12,922.3
1,713.9	1,559.1	1,086.3	1,168.2	1,309.9	1,119.9	1,058.5
–	–	–	–	–	–	–
53,492.1	44,579.3	37,952.4	35,781.1	32,161.8	28,511.1	26,784.5
46,718.0	38,141.5	33,036.4	30,978.5	27,486.0	24,317.8	22,825.2
1,613.4	1,810.0	1,056.1	1,045.2	1,033.2	939.6	1,011.5
–	–	–	–	199.4	197.8	196.2
–	–	–	–	–	–	–
5,160.7	4,627.8	3,859.9	3,757.4	3,443.2	3,055.9	2,751.6
53,492.1	44,579.3	37,952.4	35,781.1	32,161.8	28,511.1	26,784.5
						(Figures in millions of United States dollar)
410.0	324.9 *	138.5	161.2	297.1	270.0	199.2 *
182.7	249.7 #	79.8	79.0	88.5	87.0	180.0 **
15,041.0	11,809.3	9,791.6	7,949.6	8,287.6	7,812.3	7,678.8
1,289.2	1,592.6	1,130.9	1,057.2	1,366.8	1,217.5	1,087.7
13,564.8	12,412.8	11,279.3	11,639.1	12,390.5	10,321.0	8,847.9
989.5	935.6	654.2	696.8	936.0	791.2	724.8
–	–	–	–	–	–	–
30,884.5	26,750.3	22,856.0	21,342.7	22,980.9	20,142.0	18,339.2
26,973.4	22,887.2	19,895.5	18,478.1	19,639.8	17,179.6	15,628.3
931.5	1,086.1	636.0	623.4	738.3	663.8	692.6
–	–	–	–	142.5	139.7	134.3
–	–	–	–	–	–	–
2,979.6	2,777.0	2,324.5	2,241.2	2,460.3	2,158.9	1,884.0
30,884.5	26,750.3	22,856.0	21,342.7	22,980.9	20,142.0	18,339.2
S$1.7320	S$1.6665	S$1.6605	S$1.6765	S$1.3995	S$1.4155	S$1.4605

UOB Share Price and Turnover



Monthly turnover ('000)
$ per share
110000
105000
100000
95000
90000
85000
80000
75000
70000
65000
60000
55000
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Monthly turnover ('000)
$ per share
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

(1) Share price	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Highest ($)	9.08	9.19	9.19	9.38	7.86	15.30	15.40	14.20	15.30	14.60	**14.50**
Lowest ($)	6.66	7.72	7.86	6.77	2.78	5.97	9.40	8.50	11.20	9.25	**12.40**
Average ($)	7.87	8.46	8.53	8.08	5.32	10.64	12.40	11.35	13.25	11.93	**13.45**
Last done ($)	8.76	8.71	8.05	7.91	6.20	14.70	13.00	12.70	11.80	13.20	**13.80**

Ratios											
(2) Dividend cover (no. of times)	5.81*	5.14	5.78	3.79	2.50	4.96*	2.89	2.17	2.05*	1.61	**1.95**
(2)(3) Adjusted net asset value per share ($)	3.89	4.40	4.96	5.09	5.62	5.89	6.62	8.09	8.03	8.45	**8.75**
(2)(4) Adjusted earnings per share ($)	0.62	0.66	0.74	0.49	0.32	0.72	0.87	0.77	0.64	0.76	**0.93**
Dividends per share (cents) – Taxable	18.00	18.00	18.00	18.00	18.00	20.00	40.00	40.00	58.76#	60.00	**60.00**
– Tax exempt	22.00	–	–	–	–	25.00	–	–	–	–	**–**
(5) Net dividend yield (%)	4.47	1.57	1.56	1.65	2.50	3.75	2.42	2.75	3.46	3.99	**3.57**
(2)(5) Price earning ratio	12.69	12.82	11.53	16.49	16.63	14.78	14.25	14.74	20.70	15.59	**14.52**

(1) Share prices have been adjusted for bonus and/or rights issues.

(2) With effect from 2002, these ratios have been adjusted for impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets.

(3) Net asset value per share has been adjusted for bonus issues in 1995 and 1999, for impact of adopting Singapore Financial Reporting Standard (FRS) 10: Events After the Balance Sheet Date with effect from 2000, and for impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities with effect from 2001.

(4) Earnings per share has been adjusted for bonus issues in 1995 and 1999, and rights issue in 1994.

(5) Adjusted average share prices have been used in computing net dividend yield and price earning ratio.

* Dividend cover is 2.17 times (excluding extraordinary items) for 1994 if the special tax exempt bonus dividend of 22% is included, 1.83 times for 1999 if the special tax exempt bonus dividend of 25% is included, and 1.40 times for 2002 if the special dividend in specie of 18.76% is included.

\# Includes special dividend of 18.76%, paid in specie of shares in Haw Par Corporation Limited.

Notes:

(a) On 15 November 1999, UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.

(b) Share prices and turnover reflect transactions recorded on the Singapore Exchange.

Size of shareholdings	No. of shareholders	Percentage of shareholders	No. of shares	Percentage of shares
1 – 999	8,090	24.66	2,341,891	0.15
1,000 – 10,000	21,418	65.30	58,000,130	3.78
10,001 – 1,000,000	3,223	9.83	150,429,299	9.79
1,000,001 & above	69	0.21	1,325,710,305	86.28
	32,800	100.00	1,536,481,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 11 March 2005, approximately 79% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty largest shareholders	No. of shares	Percentage of shares
DBS Nominees Pte Ltd	260,839,096	16.98
Raffles Nominees Pte Ltd	191,116,709	12.44
United Overseas Bank Nominees (Private) Limited	146,535,656	9.54
Wee Investments Private Ltd	110,909,184	7.22
Citibank Nominees Singapore Pte Ltd	100,299,955	6.53
HSBC (Singapore) Nominees Pte Ltd	85,329,720	5.55
Wah Hin & Company Pte Ltd	81,221,771	5.29
Tai Tak Estates Sdn Bhd	67,445,739	4.39
Overseas Union Enterprise Limited	48,337,728	3.15
C Y Wee & Co Pte Ltd	31,645,653	2.06
Overseas Union Bank Nominees (Private) Limited	17,088,276	1.11
Wee Cho Yaw	16,390,248	1.07
Macquarie Securities (S) Pte Ltd	12,321,748	0.80
DB Nominees (S) Pte Ltd	12,038,775	0.78
Tee Teh Sdn Berhad	10,519,954	0.68
Oversea-Chinese Bank Nominees Private Limited	6,149,202	0.40
Merrill Lynch (Singapore) Pte Ltd	5,679,420	0.37
Kwan Tee Holdings Pte Ltd	5,562,892	0.36
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Ho Sim Guan	5,111,000	0.33
	1,219,968,486	79.40

Statistics of Shareholdings

as at 11 March 2005

Substantial shareholders	Shareholdings registered in the name of substantial shareholders	Other shareholdings in which substantial shareholders are deemed to have an interest	Total interest	
	No. of shares	No. of shares	No. of shares	Percentage of shares
Estate of Lien Ying Chow, deceased	316,516	84,388,554[1]	84,705,070	5.51
Lien Ying Chow (Pte) Ltd	–	84,288,771[1]	84,288,771	5.49
Wah Hin & Company Pte Ltd	81,221,771	3,067,000[2]	84,288,771	5.49
Sandstone Capital Pte Ltd	–	84,288,771[3]	84,288,771	5.49
Wee Cho Yaw	16,390,248	208,959,557[4]	225,349,805	14.67
Wee Ee Cheong	2,794,899	146,051,011[4]	148,845,910	9.69
Wee Ee Chao	141,164	115,802,696[4]	115,943,860	7.55
Wee Ee Lim	1,606,834	146,033,758[4]	147,640,592	9.61
Wee Investments Private Ltd	110,909,021	2,071,021	112,980,042	7.35

Notes:

1 Estate of Lien Ying Chow, deceased and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in the 84,288,771 UOB shares in which Wah Hin & Company Pte Ltd has an interest.

2 This deemed interest in 3,067,000 UOB shares arises through Sandstone Capital Pte Ltd (as referred to in Note 3(a) below).

3 This deemed interest in 84,288,771 UOB shares comprises:

(a) deemed interest in 3,067,000 UOB shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and

(b) deemed interest in 81,221,771 UOB shares held by Wah Hin & Company Pte Ltd.

4 Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

The following table sets out the changes in the issued share capital of the Bank from 11 July 1970 (when a public quotation was first obtained for the Bank's ordinary shares) to 31 December 2004:

Date	No. of ordinary shares issued/ (cancelled)	Particulars	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
11-7-1970	2,500,000	Public issue at par	25,000,000	–	–	–
6-4-1972	5,000,000	Bonus issue of 1 for 5	30,000,000	–	–	–
29-4-1972	5,000,000	Rights issue of 1 for 5 at par	35,000,000	–	–	–
17-12-1972	3,000,000	Placement in Hong Kong	38,000,000	–	–	–
12-4-1973	1,401,405	Acquisition of 54.6% of Lee Wah Bank Limited	39,401,405	–	–	–
23-5-1973	39,401,405	Rights issue of 1 for 1 at par	78,802,810	–	–	–
30-7-1973 & 31-8-1973	8,073,080	Acquisition of further 28.7% of Chung Khiaw Bank Limited and remaining 45.4% of Lee Wah Bank Limited	86,875,890	–	–	–
21-8-1975	21,718,973	Rights issue of 1 for 4 at $2.50 per share	108,594,863	–	–	–
13-11-1976	10,859,487	Bonus issue of 1 for 10	119,454,350	–	–	–
13-12-1976	36,198,288	Rights issue of 1 for 3 at $3.00 per share	155,652,638	–	–	–
12-5-1978	15,565,264	Bonus issue of 1 for 10	171,217,902	–	–	–
24-1-1979	4,362,950	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,580,852	–	–	–
27-2-1979	111,500	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,692,352	–	–	–
19-10-1979	17,569,236	Bonus issue of 1 for 10	193,261,588	–	–	–
12-5-1980	19,326,159	Bonus issue of 1 for 10	212,587,747	–	–	–
6-11-1980	42,517,550	Rights issue of 1 for 5 at $3.00 per share	255,105,297	–	–	–
12-12-1980 to 12-8-1981	7,889,399	Conversion of bonds	262,994,696	–	–	–
12-10-1981	65,748,674	Bonus issue of 1 for 4	328,743,370	–	–	–
26-11-1981	65,748,674	Rights issue of 1 for 4 at $3.00 per share	394,492,044	–	–	–
17-8-1987 to 22-10-1987	38,156,025	Share exchange pursuant to a takeover offer made to the shareholders of Industrial & Commercial Bank Limited	432,648,069	–	–	–
20-2-1988	15,230,903	Share exchange issued to Chung Khiaw Bank Limited shareholders pursuant to the scheme of arrangement dated 21 December 1987	447,878,972	–	–	–
27-5-1989	55,984,871	Bonus issue of 1 for 8	503,863,843	–	–	–
6-12-1989	–	Warrants issued in connection with the 1.5% Unsecured Loan Stock 1989/1994	503,863,843	–	41,988,653	–
30-12-1989	16,211	Exercise of Warrants 1994	503,880,054	16,211	41,972,442	–
13-1-1990 to 15-5-1990	470,963	Exercise of Warrants 1994	504,351,017	470,963	41,501,479	–
28-5-1990	50,435,102	Bonus issue of 1 for 10	554,786,119	–	41,501,479	–
8-6-1990 to 31-12-1990	2,870,183	Exercise of Warrants 1994	557,656,302	2,870,183	38,631,296	–
15-1-1991	2,101,829	Exercise of Warrants 1994	559,758,131	2,101,829	36,529,467	–
to 31-12-1991	308,000	Exercise of Executives' Share Options	560,066,131	–	36,529,467	–
15-1-1992	12,805,838	Exercise of Warrants 1994	572,871,969	12,805,838	23,723,629	–
to 26-6-1992	427,000	Exercise of Executives' Share Options	573,298,969	–	23,723,629	–
26-6-1992	–	Warrants issued in connection with the 5% Unsecured Bond 1992/1997	573,298,969	–	23,723,629	71,542,884

Changes in Share Capital

Date	No. of ordinary shares issued/ (cancelled)	Particulars	Resultant total issued share capital ($)	No. of warrants converted	Resultant total no. of issued Warrants 1994	Resultant total no. of issued Warrants 1997
17-7-1992	893,597	Exercise of Warrants 1994	574,192,566	893,597	22,830,032	71,542,884
to 31-12-1992	808,926	Exercise of Warrants 1997	575,001,492	808,926	22,830,032	70,733,958
	33,000	Exercise of Executives' Share Options	575,034,492	–	22,830,032	70,733,958
21-1-1993	8,530,904	Exercise of Warrants 1994	583,565,396	8,530,904	14,299,128	70,733,958
to 17-9-1993	550,762	Exercise of Warrants 1997	584,116,158	550,762	14,299,128	70,183,196
	3,321,000	Exercise of Executives' Share Options	587,437,158	–	14,299,128	70,183,196
28-9-1993	73,429,644	Bonus issue of 1 for 8	660,866,802	–	–	78,956,095
5-10-1993	1,891,445	Exercise of Warrants 1994	662,758,247	1,891,445	12,407,683	78,956,095
to 31-12-1993	181,105	Exercise of Warrants 1997	662,939,352	181,105	12,407,683	78,774,990
	147,000	Exercise of Executives' Share Options	663,086,352	–	12,407,683	78,774,990
13-1-1994	3,100,493	Exercise of Warrants 1994	666,186,845	3,100,493	9,307,190	78,774,990
to 9-6-1994	1,460,531	Exercise of Warrants 1997	667,647,376	1,460,531	9,307,190	77,314,459
	1,654,000	Exercise of Executives' Share Options	669,301,376	–	9,307,190	77,314,459
28-6-1994	66,915,064	Rights issue of 1 for 10 at $3.50 per share (local) and $4.12 per share (foreign)	736,216,440	–	9,307,190	82,034,979
30-6-1994	8,952,267	Exercise of Warrants 1994	745,168,707	8,952,267	354,923	82,034,979
to 31-12-1994	3,612,759	Exercise of Warrants 1997	748,781,466	3,612,759	–	78,422,220
	166,000	Exercise of Executives' Share Options	748,947,466	–	–	78,422,220
16-1-1995	9,027,269	Exercise of Warrants 1997	757,974,735	9,027,269	–	69,394,951
to 12-5-1995	1,497,000	Exercise of Executives' Share Options	759,471,735	–	–	69,394,951
3-6-1995	151,894,347	Bonus issue of 1 for 5	911,366,082	–	–	83,273,941
3-7-1995	247,950	Exercise of Warrants 1997	911,614,032	247,950	–	83,025,991
to 29-12-1995	44,000	Exercise of Executives' Share Options	911,658,032	–	–	83,025,991
15-1-1996	28,081,987	Exercise of Warrants 1997	939,740,019	28,081,987	–	54,944,004
to 31-12-1996	326,000	Exercise of Executives' Share Options	940,066,019	–	–	54,944,004
16-1-1997	54,465,975	Exercise of Warrants 1997	994,531,994	54,465,975	–	478,029
to 29-12-1997	171,000	Exercise of Executives' Share Options	994,702,994	–	–	–
1-1-1998 to 15-1-1998	33,000	Exercise of Executives' Share Options	994,735,994	–	–	–
1-1-1999 to 11-11-1999	4,625,000	Exercise of Executives' Share Options	999,360,994	–	–	–
12-11-1999	52,322,837	Bonus issue of 50 for 1,000 local shares and 56 for 1,000 foreign shares	1,051,683,831	–	–	–
13-11-1999 to 31-12-1999	178,000	Exercise of Executives' Share Options	1,051,861,831	–	–	–
4-1-2000 to 31-12-2000	589,000	Exercise of share options	1,052,450,831	–	–	–
3-1-2001 to 6-9-2001	366,000	Exercise of share options	1,052,816,831	–	–	–
20-9-2001 to 26-10-2001	518,280,794	Acquisition of 100% of Overseas Union Bank Limited	1,571,097,625	–	–	–
7-12-2001 to 31-12-2001	11,000	Exercise of share options	1,571,108,625	–	–	–
3-1-2002 to 31-12-2002	494,000	Exercise of share options	1,571,602,625	–	–	–
22-4-2003 to 31-12-2003	61,000	Exercise of share options	1,571,663,625	–	–	–
8-1-2004 to 25-10-2004	851,000	Exercise of share options	1,572,514,625	–	–	–
1-11-2004 to 13-12-2004	(36,417,000)	Shares purchased under share buy-back programme	1,536,097,625	–	–	–
	141,000	Exercise of share options	1,536,238,625	–	–	–
15-12-2004 to 31-12-2004	16,000	Exercise of share options	1,536,254,625	–	–	–

Banking Services

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has
59 branches in Singapore.

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6221 9055
Facsimile: (65) 6224 2263
Telex: RS 23029 FEBANK
Website: www.uobgroup.com

Far Eastern Bank Limited has
2 branches in Singapore.

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Regional Head, Australia & New Zealand:
Peter Mackinlay
General Manager: Kevin Yung Kin Man

Brunei

UOB Bandar Seri Begawan Branch
RBA Plaza, Unit G5
Jalan Sultan
Bandar Seri Begawan BS8811
Telephone: (673)(2) 225 477/
222 210/220 380
Facsimile: (673)(2) 240 792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
Email: uobbsb@brunet.bn
General Manager: Sia Kee Heng

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Telephone: (673)(3) 331 889/341 012
Facsimile: (673)(3) 331 391
Email: uobkb@brunet.bn
Branch Manager: Shim Shoon Chong

Canada

UOB Vancouver Branch
Vancouver Centre, Suite 310
650 West Georgia Street
P O Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Telephone: (1)(604) 662 7055
Facsimile: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Vancouver@UOBgroup.com
General Manager: Koh Kok Jin

China

UOB Beijing Branch
2513, China World Trade Centre
Tower 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86)(10) 6505 1863
Facsimile: (86)(10) 6505 1862
Email: UOB.Beijing@UOBgroup.com
General Manager: Anthony Liau Guan Siang

UOB Guangzhou Branch
Unit 1107-1110, Metro Plaza
183-187 Tian He Bei Road
Guangzhou 510075
Guangdong Province
Telephone: (86)(20) 8755 8611/8787/8789
Facsimile: (86)(20) 8755 6661
Telex: 440931 UOBGZ CN
Email: UOB.Guangzhou@UOBgroup.com
General Manager: Freddy Lim Ah Tee

UOB Shanghai Branch
2201 Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
Telephone: (86)(21) 5047 3688
Facsimile: (86)(21) 5047 8688
Telex: 33170 UOBSH CN
Email: UOB.Shanghai@UOBgroup.com
General Manager: Ngoh Keh Chang

UOB Jing An Sub-Branch
1468 Nanjing Road West
1P-01/02, United Plaza Building
Shanghai 200040
Telephone: (86)(21) 6247 3688
Fascimile: (86)(21) 6289 1001
Branch Manager: John Ang Wee Pheng

UOB Shenzhen Branch
Di Wang Commercial Centre
Shun Hing Square
Unit 2, G2 Floor
5002 Shennan Road East
Shenzhen 518008
Telephone: (86)(755) 8246 1298
Facsimile: (86)(755) 8246 3326
Telex: 420385 OUB SZ CN
Email: UOB.Shenzhen@UOBgroup.com
General Manager: Lim Tow Meng

UOB Xiamen Branch
United Overseas Bank Building
Unit 01-01
19 Hubin Bei Road
Xiamen 361012
Telephone: (86)(592) 508 1601/2/3/4
Facsimile: (86)(592) 508 1605
Telex: 923079 UOBXM CN
Email: UOB.Xiamen@UOBgroup.com
General Manager: Soh Ek Chor

UOB Chengdu Representative Office
Holiday Inn Crowne Plaza, Room 405
31 Zong Fu Street
Chengdu
Sichuan 610016
Telephone: (86)(28) 8674 8618
Facsimile: (86)(28) 8674 8638
Chief Representative: Kenny Lee Teik Peng

Hong Kong SAR

UOB Central Branch
Ground Floor
54-58 Des Voeux Road
Central
Telephone: (852) 2842 5666
Facsimile: (852) 2537 7890
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

Our International Network

UOB Hong Kong Main Branch
Gloucester Tower, 25/F
The Landmark
11 Pedder Street
Central
Telephone: (852) 2521 1521/2910 8888
Facsimile: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon
Telephone: (852) 2381 2292
Facsimile: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Sheung Wan Branch
Cosco Tower
Units 1607-1614, 16/F
183 Queen's Road
Central
Telephone: (852) 2910 8833
Facsimile: (852) 2810 5773/2537 7653
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Yaumatei Branch
554 Nathan Road
Ground Floor
Kowloon
Telephone: (852) 2532 6888
Facsimile: (852) 2388 2613
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

Indonesia

UOB Jakarta Representative Office
Sona Topas Tower, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6382
Facsimile: (62)(21) 250 6379
Chief Representative:
Utami Dewi Suhadi (Ms)

PT Bank UOB Indonesia
(a subsidiary)
Sona Topas Tower, 1st-3rd Floors
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6330
Facsimile: (62)(21) 250 6331
Telex: 60418 UOB IA
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Chua Kim Hay
Deputy President Director: Iwan Satawidinata

PT Bank UOB Indonesia has 9 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Telephone: (81)(3) 3216 4251
Facsimile: (81)(3) 3216 4254
Cable: TYEHUABANK
Telex: J22178 TYEHUA J
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Seah Kok Thye

Malaysia

UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T
Telephone: (60)(87) 424 388
Facsimile: (60)(87) 424 389
Telex: MA 85096 TYEHUA
Email: UOB.Labuan@UOBgroup.com
General Manager: Ho Fong Kun (Ms)

United Overseas Bank (Malaysia) Bhd
(a wholly-owned subsidiary)
Menara UOB
Jalan Raja Laut
P O Box 11212
50738 Kuala Lumpur
Telephone: (60)(3) 2692 7722
Facsimile: (60)(3) 2691 0281
Cable: BANKUOBMKUALALUMPUR
Telex: UOBMMP MA 31877
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Chief Executive Officer: Chan Kok Seong

United Overseas Bank (Malaysia) Bhd has 37 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Telephone: (95)(1) 667 818
Facsimile: (95)(1) 544 126
Email: UOB.Yangon@UOBgroup.com
Chief Representative: U Hla Thaung

Philippines

United Overseas Bank Philippines
(a wholly-owned subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat corner Makati Avenue
Makati City
Telephone: (63)(2) 878 8686
Facsimile: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
Acting Chief Executive Officer:
Wang Lian Khee

United Overseas Bank Philippines has 67 branches in the Philippines.

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ka
Chongro, Chongro-ku
Seoul 110-714
Telephone: (82)(2) 739 3916/9
Facsimile: (82)(2) 730 9570
Telex: K28978 TYEHUA
Email: UOB.Seoul@UOBgroup.com
General Manager: Liew Chan Harn

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2715 0125
Facsimile: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Teh Wee Jin

Thailand

UOB Bangkok International Banking Facility
UOB Radanasin Bank Building
10th Floor
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 259 6220/1
Facsimile: (66)(2) 259 4470
Email: uobbkk@cscoms.com
Acting Head: Vipada Kumsatit

UOB Radanasin Bank Public Company Limited
(a subsidiary)
UOB Radanasin Bank Building
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 620 2000
Facsimile: (66)(2) 260 5310/1
Telex: 20820 UOBR TH
SWIFT: RSBXTHBK
Website: www.uob-radanasin.co.th
Chief Executive Officer: Gan Hui Beng

UOB Radanasin Bank Public Company Limited has 35 branches in Thailand.

Bank of Asia Public Company Limited
(a subsidiary)
191 South Sathon Road
Sathon
Bangkok 10120
Telephone: (66)(2) 343 3000
Facsimile: (66)(2) 287 2973/4
Telex: 84351 BKASIA TH
SWIFT: BKASTHBK
Website: www.BankAsia4U.com
President & Chief Executive Officer:
Wong Kim Choong
Deputy President & Deputy Chief Executive Officer: Chua Teng Hui

Bank of Asia Public Company Limited has 127 branches in Thailand.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Telephone: (44)(207) 628 3504
Facsimile: (44)(207) 628 3433
Cable: TYEHUABANK
Telex: 8954292 TYEHUA G
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager: George Lim Phoon Seng

United States of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Telephone: (1)(212) 382 0088
Facsimile: (1)(212) 382 1881
Cable: TYEHUABANK NEW YORK
Telex: 232265 TYEHUA
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager:
Wong Kwong Yew

UOB Los Angeles Agency
777 South Figueroa Street
Suite 518, Los Angeles
California 90017
Telephone: (1)(213) 623 8042
Facsimile: (1)(213) 623 3412
Cable: TYHUABANK LOS ANGELES
Telex: 6831011 TYHUA
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager: Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1
Ho Chi Minh City
Telephone: (84)(8) 825 1424
Facsimile: (84)(8) 825 1423
Telex: 813221 UOBHCM VT
SWIFT: UOVBVNVX
Email: UOB.HoChiMinhCity@UOBgroup.com
General Manager: Thng Tien Tat

Correspondents

In all principal cities of the world

Related Financial Services

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a wholly-owned subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 2929/6535 7122
Facsimile: (65) 6538 3990
Email: Futures@UOBgroup.com
Chairman & Chief Executive Officer:
Terence Ong Sea Eng

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2545 6163
Facsimile: (886)(2) 2719 9434
Email: vincentcheng@mail.apol.com.tw
Branch Manager: Vincent Cheng Chih Jung

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
3 Anson Road, #28-01
Springleaf Tower
Singapore 079909
Telephone: (65) 6222 7733
Facsimile: (65) 6327 3869/6327 3870
Email: ContactUs@uoi.com.sg
Managing Director: David Chan Mun Wai

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6227 8477
Facsimile: (65) 6224 3012
Email: uoblife@UOBgroup.com
Website: www.uoblife.com.sg
Managing Director:
Raymond Kwok Chong See

Hong Kong SAR

UOB Insurance (HK) Limited
(a subsidiary)
Worldwide House, 16/F
19 Des Voeux Road
Central
Telephone: (852) 2867 7988
Facsimile: (852) 2810 0218
Director: David Chan Mun Wai

Indonesia

PT UOB Life – Sun Assurance
(a subsidiary)
Menara BCD, 15th Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 0888
Facsimile: (62)(21) 250 0908

PT UOB Life – Sun Assurance has 2 offices in Indonesia.

Investment Management

Singapore

UOB Asset Management Ltd
(a wholly-owned subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6532 7988
Facsimile: (65) 6535 5882
Email: uobam@UOBgroup.com
Chief Investment Officer: Thio Boon Kiat

UOB Venture Management Private Limited
(a wholly-owned subsidiary)
80 Raffles Place, #30-20
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 2268
Facsimile: (65) 6538 2569
Email: info@uobvm.com.sg
Managing Director: Quek Cher Teck

China

UOB Investment Consultancy (Beijing) Limited
(a subsidiary)
8/F Taiji Building
No. 211, Bei Si Huan Middle Road
HaiDian District
Beijing 100083
Telephone: (86)(10) 5161 6671
Facsimile: (86)(10) 5161 6700
Email: admin@uobim.com.cn
Deputy General Manager: Li Zhi Liang

UOB Venture Management (Shanghai) Co, Ltd
(a wholly-owned subsidiary)
United Plaza, Room 3307
1468 Nanjing Road West
Shanghai 200040
Telephone: (86)(21) 6247 6228
Facsimile: (86)(21) 6289 8817
Email: info@uobvm.com.cn
Joint Managing Director: Seah Kian Wee

SZVC-UOB Venture Management Co, Ltd
(an associate)
Investment Building, 11/F
No. 4009, Shennan Road
Futian Centre District
Shenzhen 518026
Telephone: (86)(755) 8291 2888
Facsimile: (86)(755) 8290 4093
Email: info@szvc.com.cn
General Manager: Lim Yew Seng

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Telephone: (33)(1) 5364 8400
Facsimile: (33)(1) 5364 8409
Email: mlandau@uobglobal.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Telephone: (60)(3) 2732 1181
Facsimile: (60)(3) 2732 1100
Email: uobam@streamyx.com
Chief Executive Officer: Tan Kok Kheng

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a wholly-owned subsidiary)
Union Enterprise Plaza, 16th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2719 7005
Facsimile: (886)(2) 2545 6591
Email: uobia@uobia.com.tw
General Manager: Tracy Yin (Ms)

Thailand

BoA Asset Management Company Limited
(a subsidiary)
5th Floor, Bangkok City Tower
179/6-10 South Sathon Road
Sathon
Bangkok 10120
Telephone: (66)(2) 679 5577
Fascimile: (66)(2) 679 5426
Website: www.boaam.com
Chief Executive Officer: Vana Bulbon

United States of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602, 48th Street
New York, NY 10036
Telephone: (1)(212) 398 6633
Facsimile: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

UOB Venture Management (USA) Inc
(a wholly-owned subsidiary)
710 Lakeway Drive, Suite 250
Sunnyvale, California
CA 94086
Telephone: (1)(408) 530 1900
Facsimile: (1)(408) 530 1919
Email: kwseah@uobvm.com.sg
Joint Managing Director: Seah Kian Wee

Merchant Banking

Singapore

UOB Asia Limited
(a wholly-owned subsidiary)
80 Raffles Place, 21st Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 3171
Facsimile: (65) 6534 0409
Email: Michael.SngBH@UOBgroup.com
Managing Director: Michael Sng Beng Hock

Corporate Finance
1 Raffles Place, 13th Storey
OUB Centre
Singapore 048616
Telephone: (65) 6530 2138
Facsimile: (65) 6534 0160
Email: Soon.BoonSiong@UOBgroup.com
Joint Managing Director: Soon Boon Siong

Australia

UOB Australia Limited
(a wholly-owned subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Regional Head, Australia & New Zealand: Peter Mackinlay
Director & General Manager:
Kevin Yung Kin Man

Hong Kong SAR

UOB Asia (Hong Kong) Limited
(a wholly-owned subsidiary)
AON China Building
Suite 601, 6/F
29 Queen's Road
Central
Telephone: (852) 2868 2633
Facsimile: (852) 2840 0438
Email: uobahk@uobahk.com
Chief Executive Officer:
Henry Cheong Ying Chew

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Telephone: (65) 6535 6868
Facsimile: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

Notice is hereby given that the **Sixty-Third Annual General Meeting** of members of the Company will be held at Mandarin Ballroom, 6th Floor South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Wednesday, 27 April 2005 at 3.00 p.m. to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2004.

Resolution 2 To declare a final dividend of 40% (40 cents per share) less 20% income tax for the year ended 31 December 2004.

Resolution 3 To approve Directors' fees of $600,000 for 2004 (2003: $618,750).

Resolution 4 To re-appoint Messrs Ernst & Young as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Mr Wong Meng Meng.

Resolution 6 Mr Tan Kok Quan.

Resolution 7 Mr Ngiam Tong Dow.

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

Resolution 8 "THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Wee Cho Yaw be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 9 "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the Regulations of the UOB 1999 Share Option Scheme (the "Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Scheme, provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 15 per cent of the issued share capital of the Company from time to time."

Resolution 10 "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 10 per cent of the issued share capital of the Company for the time being."

Notes to Resolutions 5, 6, 7, 8, 9, and 10

Resolution 5 is to re-elect Mr Wong Meng Meng who is an independent member and Chairman of the Nominating Committee.

Resolution 6 is to re-elect Mr Tan Kok Quan who is an independent member of the Audit Committee.

Resolution 7 is to re-elect Mr Ngiam Tong Dow who is an independent member of the Nominating Committee.

Resolution 8 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee and a non-independent member of the Nominating Committee.

Resolution 9 is to allow the Directors to issue shares pursuant to the UOB 1999 Share Option Scheme (the "Scheme") which was approved at the Extraordinary General Meeting of the Company on 6 October 1999. A copy of the Regulations of the Scheme is available for inspection by shareholders during normal office hours at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624.

Resolution 10 is to enable the Directors to issue shares in the Company (other than on a bonus or rights issue) up to an amount not exceeding 10 per cent of the issued share capital of the Company for the time being. This approval will expire at the conclusion of the next Annual General Meeting. The Directors would only issue shares under this resolution where they consider it appropriate and in the interest of the Company to do so.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 4 April 2005

Notes:

1 A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy must be deposited at the office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time set for holding the Meeting.

PROXY FORM



UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 193500026Z

IMPORTANT
1 The Annual Report 2004 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3 CPF investors who wish to vote should contact their CPF Approved Nominees.

I/We ______________________________ (Name)

of ______________________________ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

and/or*

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy, to attend and to vote for me/us on my/our behalf at the **Sixty-Third Annual General Meeting** of members of the Company, to be held at Mandarin Ballroom, 6th Floor South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Wednesday, 27 April 2005 at 3.00 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
Resolution 1	Financial Statements, Directors' Report and Auditors' Report		
Resolution 2	Final dividend		
Resolution 3	Directors' fees		
Resolution 4	Auditors and their remuneration		
Resolution 5	Re-election (Mr Wong Meng Meng)		
Resolution 6	Re-election (Mr Tan Kok Quan)		
Resolution 7	Re-election (Mr Ngiam Tong Dow)		
Resolution 8	Re-appointment (Mr Wee Cho Yaw)		
Resolution 9	Authority to issue shares (Share Option)		
Resolution 10	Authority to issue shares (General)		

Dated this __________ day of ______________ 2005.

Shares in:	No. of shares
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1 Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the Meeting.

5 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6 A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

1st FOLD

2nd FOLD

UOB

Postage will be paid by addressee. For posting in Singapore only.

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

3rd FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Design and production by Citigate Su Yeang Design Pte Ltd • Printing by UIC Printing and Packaging Pte Ltd

UNITED OVERSEAS BANK LIMITED

HEAD OFFICE

80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration No.: 193500026Z

Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Website: www.uobgroup.com



UNITED OVERSEAS BANK LIMITED

70 Years and Growing

SUMMARY FINANCIAL REPORT 2004

Contents

All figures in this Summary Financial Report are in Singapore dollars unless otherwise specified.

The Group

	2004	2003	Increase/ decrease
Profit for the year ($'000)			
Profit before tax	**1,916,865**	1,608,328	19.2%
Net profit after tax	**1,451,769**	1,202,086	20.8%
Selected balance sheet items as at year-end ($'000)			
Customer loans (net of provisions)	**64,300,016**	59,296,556	8.4%
Customer deposits	**79,018,770**	69,862,961	13.1%
Total assets	**134,878,566**	113,446,399	18.9%
Shareholders' funds	**13,438,752**	13,282,035	1.2%
Financial ratios			
Basic earnings per share (cents)			
– Including goodwill amortisation	**92.6**	76.5	21.0%
– Excluding goodwill amortisation	**106.3**	89.3	19.0%
Return on average shareholders' funds (ROE) (%)			
– Including goodwill amortisation	**10.8**	9.3	1.5% points
– Excluding goodwill amortisation	**12.4**	10.9	1.5% points
Return on average total assets (ROA) (%)			
– Including goodwill amortisation	**1.19**	1.10	0.09% point
– Excluding goodwill amortisation	**1.36**	1.29	0.07% point
Expense to income ratio (%)	**37.6**	34.7	2.9% points
Dividend rates (%)			
– Interim	**20.0**	20.0	–
– Final	**40.0**	40.0	–
Net asset value per share ($)	**8.75**	8.45	3.6%
Capital adequacy ratios (%)			
– Tier 1 capital	**11.0**	13.2	-2.2% points
– Total capital	**15.6**	15.2	0.4% point

70 Years and Growing

United Overseas Bank was incorporated on 6 August 1935 as the United Chinese Bank. Founded by Datuk Wee Kheng Chiang, the Bank catered mainly to the Fujian community in its early years. The change of name was effected in 1965.

Over the past 70 years, UOB has grown with Singapore. Through a series of acquisitions it is now a leading bank in Singapore with banking subsidiaries in Malaysia, Indonesia, Thailand and the Philippines. Today, the UOB Group has a network of 385 offices in 18 countries and territories in Asia-Pacific, Western Europe and North America.

Besides Far Eastern Bank in Singapore, UOB's banking subsidiaries include United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank and Bank of Asia in Thailand, and United Overseas Bank Philippines. It also has an associate, PT Bank Buana Indonesia.

UOB provides a wide range of financial services through its global network of branches/offices and subsidiaries/associates: personal financial services, private banking, trust services, commercial and corporate banking, investment banking,

Our Mission

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.

corporate finance, capital market activities, treasury services, futures broking, asset management, venture capital management, general insurance, life assurance and stockbroking services.

In Singapore, UOB is a recognised leader in the personal loans business and its total card base of over 1.3 million firmly places it in the top position in credit and debit cards. It is also the market leader in loans to small and medium-sized enterprises. Its fund management arm, UOB Asset Management, has the distinction of being Singapore's most awarded fund manager.

Through other subsidiaries, as well as associates, UOB also has diversified interests in travel, leasing, property development and management, hotel operations and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

In 2004, UOB was again awarded recognition by leading publications, organisations and the investment community. They include: The Bank Of The Year – Singapore (The Banker), Best Domestic Commercial Bank – Singapore (Asiamoney), Best Financial Borrower in Asia (Euromoney), and Most Valuable Singapore Brand (International Enterprise Singapore).

385 offices around the world

Singapore **68** ◦ Thailand **164** • Philippines **67** • Malaysia **39** ◦ Indonesia **12** • China **10** • Hong Kong **7** • USA **4** • Taiwan **3** ◦ Australia **2** • Brunei **2** • Canada **1** • France **1** • Japan **1** ◦ Myanmar **1** • South Korea **1** ◦ United Kingdom **1** ◦ Vietnam **1**

Our Corporate

Milestones

over the last 70 years


CHINESE BANK TODAY
1935

Kuching-born Datuk Wee Kheng Chiang founded the United Chinese Bank (UCB) together with six other Chinese businessmen. The paid-up capital was Straits $1 million.

1965

UCB changed its name to United Overseas Bank (UOB).

UOB's first overseas branch opened in Hong Kong.

1973

UOB acquired 100% shareholding in Lee Wah Bank (LWB), expanding its branch network in Singapore and Malaysia.


1974

Mr Wee Cho Yaw succeeded his father, Datuk Wee Kheng Chiang, as Chairman of the UOB Group.

The UOB Group moved into the new 30-storey UOB Building at 1 Bonham Street.


大華銀行
UNITED OVERSEAS BANK
1995

UOB celebrated 60 years of banking in Singapore.

Singapore's Senior Minister Mr Lee Kuan Yew officially opened the UOB Plaza, the Bank's new headquarters at 80 Raffles Place.

1997

CKB's operations in Malaysia were merged into UOBM.

2000

The operations of UOF were merged into UOB.

UOB merged its stockbroking arm, UOB Securities, and its wholly-owned subsidiaries, UOBS Research in Malaysia and UOB Securities Nominees, with Kay Hian Holdings to form a new associate, UOB-Kay Hian Holdings.


The Union Of
Two Strong Banks
29 June 2001
2001

UOB acquired Overseas Union Bank (OUB), making it the largest Singapore bank in terms of domestic customer loans, credit cards and market capitalisation.

1966 United Overseas Finance (UOF) was incorporated as an investment holding company. UOF's business activities were later changed to those of a finance company in 1970.

1970 UOB obtained a listing on the then Joint Stock Exchange of Singapore and Malaysia.


The Straits Times
1971
UOB takes over control of Chung Khiaw Bank
It's a deal: $22m cash!
Raja on

UOB acquired a majority interest in Chung Khiaw Bank (CKB), thereby extending its branch network in Singapore, Malaysia and Hong Kong. In 1988, CKB became a wholly-owned subsidiary of UOB.

UOB introduced its distinctive red five-barred logo that is derived from the traditional Chinese 'five-barred gate' system of counting in fives.

United Overseas Insurance, with principal activities in underwriting of general insurance and reinsurance, was incorporated.

1984 UOB acquired a majority interest in Far Eastern Bank (FEB).

1987 UOB acquired a majority interest in Industrial & Commercial Bank (ICB).

1991 UOB Life Assurance, the Group's life assurance subsidiary, commenced operations.

1994 LWB's operations in Singapore and Malaysia were merged into those of UOB and UOB's Malaysian banking subsidiary, United Overseas Bank (Malaysia) [UOBM], respectively.


1999

CKB's operations were merged into UOB as part of the Bank's rationalisation process.

UOB acquired a majority interest in Westmont Bank, Philippines, which was renamed United Overseas Bank Philippines.

UOB acquired a majority interest in Radanasin Bank, Thailand, which was renamed UOB Radanasin Bank.

UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.

2002 UOB and OUB became one legal entity.

ICB was legally merged into UOB following its delisting from the Singapore Exchange.

2003 The operations of Overseas Union Trust were merged into UOB.


2004

UOB acquired a 23% interest in PT Bank Buana Indonesia, making it an associate of UOB.

UOB acquired a 97% interest in Bank of Asia, Thailand and its network of 133 offices.



Wee Cho Yaw
Chairman & Chief Executive Officer

2004 Performance

It was an eventful year for the region, for Singapore and for the UOB Group.

Even as regional economies were rebounding from the effects of SARS (Severe Acute Respiratory Syndrome), they were hit by outbreaks of the avian influenza. The year closed dramatically when almost 300,000 lost their lives in a tsunami following a major earthquake off the coast of Sumatra.

In Singapore, GDP grew by a phenomenal 8.4%, its highest in the preceding four years, buoyed by strong exports of the electronics and pharmaceutical sectors. We also saw a smooth transition of government leadership, as Mr Lee Hsien Loong became the Republic of Singapore's third Prime Minister.

For the UOB Group, 2004 saw a significant advance in our regional expansion. In May, we purchased a 23% interest in PT Bank Buana Indonesia and in July, we acquired 81% of Bank of Asia (BOA). Our interest in BOA was raised to 97% at year-end 2004 when the other minority shareholders accepted our offer to purchase their shareholdings in the bank. As a consequence of these two acquisitions, the Group's assets increased by 18.9% to $134.9 billion at end of 2004 (2003: $113.4 billion).

The Group's after-tax profit grew by 20.8% to $1.5 billion (2003: $1.2 billion). Our return on shareholders' funds grew from 9.3% to 10.8%.

The record earnings was due to higher operating income of $3.3 billion (2003: $3.2 billion), lower provisions of $209 million (2003: $362 million), and higher after-tax contributions from associated companies of $241 million (2003: $81 million). Our total expense to income ratio rose from 34.7% to 37.6%.

During the year under review, the Group's shareholders' funds rose by 1.2% to $13.4 billion (2003: $13.3 billion). Total non-bank loans increased from $59.3 billion to $64.3 billion, while non-bank deposits rose from $69.9 billion to $79 billion. Our Non-Performing Loans (NPLs) increased by 6.3% to $5.5 billion (2003: $5.2 billion) and its ratio to gross loans (NPL ratio) was reduced from 8.1% to 8% due to the acquisition of BOA. Excluding BOA's NPLs of $1 billion, the Group's NPLs would have edged down by 13.7% to $4.5 billion and the NPL ratio would have been lowered to 6.9%.

Although overseas' contributions to total profits dropped from 24.4% to 21.2%, the pre-tax profit of our International sector actually improved by 5.6%. The Institutional & Individual Financial Services sectors in Singapore performed strongly in tandem with the robust Singapore economy, and their net profit before tax improved by 10.7%.

Among our overseas banking subsidiaries, the United Overseas Bank (Malaysia) group achieved an after-tax profit of $162.2 million (2003: $160.1 million). UOB Radanasin Bank (UOBR) in Thailand contributed after-tax profit of

While maintaining our market share in Singapore, the Group will focus on growing our regional business activities.

$6.8 million (2003: $3.7 million), while BOA recorded a profit of $31.9 million for the full year. PT Bank UOB Indonesia achieved a lower profit of $8.5 million (2003: $11.6 million). UOB Philippines recorded a higher loss of $21.2 million (2003: $19.7 million) because of the poor business environment.

Among our Singapore subsidiaries, Far Eastern Bank (FEB) continued to be hamstrung by its small capital base. After-tax profit decreased to $6.2 million (2003: $6.6 million), partly due to a drop in property income.

Despite intense competition, the United Overseas Insurance group managed to put up a better performance. After-tax profit of the group rose to $12.1 million (2003: $9.9 million) boosted by business transferred from Overseas Union Insurance, new business generated from cross-selling activities, higher premiums and investment returns.

The Board proposes that $300 million be transferred to reserves. It also recommends a final dividend of 40% (40 cents per share) less 20% income tax. Together with the interim dividend of 20%, the total dividend for 2004 would amount to 60% (60 cents per share).

Corporate Developments

In compliance with the requirement of the Monetary Authority of Singapore to divest our non-core business activities, the Bank's Board had decided in April 2004 to divest 36.9% of its then 48% stake in United Overseas Land (UOL) by offering 165 UOL shares at a price of $1.58 per share for every 1,000 UOB shares held by UOB shareholders. The preferential offer to reward UOB shareholders represented a 15.3% discount on UOL's average share price of $1.865 per share over the preceding month.

The preferential offer was called off after Tazwell, a Temasek subsidiary, made a hostile bid for UOB's entire stake in UOL. After consultation with our financial advisers, the Board decided to allow Tazwell's offer to lapse, noting that the second offer price was below UOL's revalued net tangible asset and that UOL had declared an intention to unlock shareholder value.

The Bank will continue to work closely with its financial advisers to consider all options to divest its holdings in UOL, Overseas Union Enterprise and Hotel Negara in the best interest of our shareholders.

2005 Prospects

While the world economic outlook is generally positive, there are underlying threats which could dampen business prospects. Should the US resort to trade restrictions to correct its current account deficit, there would be considerable impact on those countries, including Singapore, that rely greatly on their exports to the US. Further acts of terrorism and an outbreak of a more virulent avian influenza are other factors which could derail the regional economies.

Barring these untoward developments, the Asian economies should continue to post good growth this year. China and India will continue to be the engines of growth in the region, while Malaysia, Indonesia and Thailand are expected to maintain their growth momentum through higher exports and domestic consumption. The official estimates for Singapore's growth is between 3% and 5%.

While maintaining our market share in Singapore, the Group will focus on growing our regional business activities. High on our priority is the merger and integration of our two Thai subsidiaries, BOA and UOBR. Work on the integration of the IT systems and works processes of the two banks has begun and is scheduled to complete by the end of the year. With the merger and integration, we will enjoy economies of scale and greater synergies of their business activities.

Drawing upon our strength in consumer banking in Singapore, we intend to introduce more of our personal financial services to the region. For instance, while we remain the biggest card issuer in Singapore with over a million credit and debit accounts, we have also increased our card base in Malaysia, Thailand and Hong Kong by 124% in 2004. We will continue to grow this business in 2005.

Having established our wealth management services in Singapore, we will now extend this to our operations in Malaysia, Thailand and Hong Kong. To specially cater to the high networth customers in Hong Kong, we will be creating a wealth management centre this year.

Our China operations took a step forward with the signing of a joint venture agreement with Beijing Securities. The joint venture is expected to start operations this year. In Shanghai, where the UOB Branch was granted a licence to handle Renminbi transactions, we opened a sub-branch at Nanjing Road in Puxi to focus on consumer banking.

Following the successful hubbing of our Hong Kong operations to Singapore, we will be doing the same for Thailand. This should improve operational efficiency as well as cost management.

In the intensely competitive environment, providing innovative products and services at the lowest cost remains the key to success. To this end, we will continue to invest heavily on IT infrastructure and product development to meet the demands of our discerning customers.

Acknowledgement

In August 2004, our Honorary Life Counsellor, Dr George Lien Ying Chow passed away peacefully at the ripe old age of 98. He was not only a distinguished banker who founded and developed Overseas Union Bank into one of Singapore's top four banks; Dr Lien was also a well-respected community leader who generously contributed his time and his financial resources to the nation.

My thanks go to the Board of Directors for their wise counsel and guidance, to management and staff members for their dedication and contributions, and to our shareholders and customers for their support.

Two Directors – Mr Sim Wong Hoo and Mr Koh Beng Seng, who was also UOB's Deputy President – resigned during the year under review. I thank both of them for their invaluable contributions and wish them all the best in their endeavours.

Wee Cho Yaw
Chairman & Chief Executive Officer
February 2005

Group total income

Net interest income
2004: $2,155 million +4.1%
2003: $2,071 million

Non-interest income
2004: $1,104 million +1.4%
2003: $1,089 million



3500
2800
2100
1400
700
0
$ million

		2000	2001	2002	2003	**2004**
Net interest income	$	1,198	1,429	2,128	2,071	**2,155**
	US$	692	772	1,226	1,217	**1,319**
Non-interest income	$	704	795	906	1,089	**1,104**
	US$	406	429	522	640	**676**

Net interest income / Non-interest income

Group net profit after tax

2004: $1,452 million +20.8%
2003: $1,202 million



1500
1200
900
600
300
0
$ million

		2000	2001	2002	2003	**2004**
	$	913	925	1,006	1,202	**1,452**
	US$	527	500	579	707	**889**

Group earnings per share

Including goodwill amortisation
2004: 92.6 cents +21.0%
2003: 76.5 cents

Excluding goodwill amortisation
2004: 106.3 cents +19.0%
2003: 89.3 cents



125
100
75
50
25
0
cents

		2000	2001	2002	2003	**2004**
Including goodwill amortisation	¢	86.8	77.3	64.0	76.5	**92.6**
	US¢	50.1	41.8	36.9	45.0	**56.7**
Excluding goodwill amortisation	¢	86.8	81.3	76.5	89.3	**106.3**
	US¢	50.1	43.9	44.1	52.5	**65.1**

Including goodwill amortisation / Excluding goodwill amortisation

Note:

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from 2003, the financial statements of the Group, including the comparative figures, are prepared in accordance with Singapore Financial Reporting Standards (FRS).

Where applicable, figures/ratios in this section have been adjusted for impact of adopting FRS 12: Income Taxes and Interpretation of FRS 12: Consolidation – Special Purpose Entities with effect from 2001, and for impact of the change in accounting policy for investments following the revision of Notice to Banks, MAS 605 – Revaluation of Assets with effect from 2002.

Financial Highlights

Group return on average shareholders' funds (ROE)

Including goodwill amortisation
2004: 10.8% ▭ +1.5% points
2003: 9.3%

Excluding goodwill amortisation
2004: 12.4% ▭ +1.5% points
2003: 10.9%



16
14
12
10
8
6
%

	2000	2001	2002	2003	**2004**
Including goodwill amortisation	13.5%	10.8%	7.9%	9.3%	**10.8%**
Excluding goodwill amortisation	13.5%	11.3%	9.5%	10.9%	**12.4%**
Average rate (including goodwill amortisation) of major local bank groups	12.1%	9.6%	7.8%	8.5%	**11.6%**

Group return on average total assets (ROA)

Including goodwill amortisation
2004: 1.19% ▭ +0.09% point
2003: 1.10%

Excluding goodwill amortisation
2004: 1.36% ▭ +0.07% point
2003: 1.29%



1.6
1.4
1.2
1.0
0.8
0.6
%

	2000	2001	2002	2003	**2004**
Including goodwill amortisation	1.5%	1.2%	0.9%	1.1%	**1.2%**
Excluding goodwill amortisation	1.5%	1.2%	1.1%	1.3%	**1.4%**
Average rate (including goodwill amortisation) of major local bank groups	1.4%	1.0%	0.8%	0.9%	**1.2%**

Dividends

Dividend payment
2004: $743 million ▭ -0.7%
2003: $748 million

Dividend cover
2004: 2.0 times
2003: 1.6 times



1000
800
600
400
200
0
$ million
5
4
3
2
1
0
times
40%
40%
58.8%#
60%
60%

	2000	2001	2002	2003	**2004**
Dividend payment $	316	426	720	748	**743**
US$	183	230	415	440	**455**
Dividend cover times	2.9	2.2	2.1 *	1.6	**2.0**

▭ Dividend payment Dividend cover ▭ Dividend rate

* Dividend cover is 1.4 times if the special dividend in specie of 18.8% is included.
\# Includes special dividend in specie of 18.8%.

Group assets

2004: $134,879 million ▭ +18.9%
2003: $113,446 million



150000
120000
90000
60000
30000
0
$ million

	2000	2001	2002	2003	**2004**
$	66,324	113,888	107,430	113,446	**134,879**
US$	38,293	61,528	61,887	66,702	**82,555**

Group customer loans

2004: $64,300 million ▭ +8.4%
2003: $59,297 million



75000
60000
45000
30000
15000
0
$ million

	2000	2001	2002	2003	**2004**
$	30,045	60,892	58,884	59,297	**64,300**
US$	17,347	32,897	33,921	34,864	**39,356**

Group customer deposits

2004: $79,019 million ▭ +13.1%
2003: $69,863 million



100000
80000
60000
40000
20000
0
$ million

	2000	2001	2002	2003	**2004**
$	43,406	74,452	67,919	69,863	**79,019**
US$	25,061	40,223	39,126	41,077	**48,365**

Group loans/deposits ratio

2004: 81.4% ▭ -3.5% points
2003: 84.9%



90
80
70
60
50
40
%

2000	2001	2002	2003	**2004**
69.2%	81.8%	86.7%	84.9%	**81.4%**

Financial Highlights

Group shareholders' funds

2004: $13,439 million +1.2%
2003: $13,282 million



15000
12000
9000
6000
3000
0
$ million

	2000	2001	2002	2003	**2004**
$	6,968	12,717	12,613	13,282	**13,439**
US$	4,023	6,870	7,266	7,809	**8,226**

Group capital adequacy ratios*

Total capital
2004: 15.6% +0.4% point
2003: 15.2%

Tier 1 capital
2004: 11.0% -2.2% points
2003: 13.2%



20
18
16
14
12
10
%

	2000	2001	2002	2003	**2004**
Total capital	19.8%	18.5%	15.3%	15.2%	**15.6%**
Tier 1 capital	17.1%	11.8%	12.2%	13.2%	**11.0%**

Total capital — Tier 1 capital

* Computed based on revised capital framework issued by MAS for 2003 and 2004, and BIS guidelines for 2000 to 2002.

Group total non-performing loans (NPLs)

NPLs
2004: $5,484 million +6.3%
2003: $5,160 million

NPL ratio
2004: 8.0% -0.1% point
2003: 8.1%



7500
6000
4500
3000
1500
0
$ million
9.5
9.0
8.5
8.0
7.5
7.0
%

		2000	2001	2002	2003	**2004**
NPLs	$	2,462	5,968	5,679	5,160	**5,484**
	US$	1,421	3,224	3,272	3,034	**3,357**
NPLs (excluding debt securities) as a % of gross non-bank loans	%	7.8	9.3	9.0	8.1	**8.0**

NPLs — NPLs (excluding debt securities) as a % of gross non-bank loans

Group total cumulative provisions

Cumulative specific provisions
2004: $2,354 million +23.2%
2003: $1,910 million

Cumulative general provisions
2004: $1,370 million -3.7%
2003: $1,422 million

Total cumulative provisions as a % of total NPLs
2004: 67.9% +3.3% points
2003: 64.6%



5000
4000
3000
2000
1000
0
$ million
70
60
50
40
30
20
%

		2000	2001	2002	2003	**2004**
Cumulative specific provisions	$	896	1,899	2,079	1,910	**2,354**
	US$	517	1,026	1,198	1,123	**1,441**
Cumulative general provisions	$	768	1,435	1,425	1,422	**1,370**
	US$	443	775	821	836	**839**
Total cumulative provisions as a % of total NPLs	%	67.6	55.9	61.7	64.6	**67.9**

Cumulative specific provisions — Cumulative general provisions — Total cumulative provisions as a % of total NPLs

Board of Directors

Mr Wee Cho Yaw
(Chairman & Chief Executive Officer)

Mr Wee Ee Cheong
(Deputy Chairman & President)

Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Philip Yeo Liat Kok
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Executive Committee

Mr Wee Cho Yaw
(Chairman)

Mr Wee Ee Cheong
Mr Ngiam Tong Dow
Prof Cham Tao Soon

Audit Committee

Mr Ernest Wong Yuen Weng
(Chairman)

Mr Philip Yeo Liat Kok
Prof Cham Tao Soon
Mr Tan Kok Quan

Nominating Committee

Mr Wong Meng Meng
(Chairman)

Mr Wee Cho Yaw
Mr Ngiam Tong Dow
(Appointed on 7 January 2005)

Prof Cham Tao Soon
Prof Lim Pin
Mr Wee Ee Cheong
(Alternate to Mr Wee Cho Yaw: Appointed on 24 March 2004)

Remuneration Committee

Mr Wee Cho Yaw
(Chairman)

Prof Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

Secretary

Mrs Vivien Chan

Share Registrar

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors

Ernst & Young
10 Collyer Quay
#21-01 Ocean Building
Singapore 049315
Partner-in-charge: Mr Winston Ngan
(Appointed on 29 April 2004)

Registered Office

80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration Number: 193500026Z
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations

80 Raffles Place
#16-22 UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 4439/6539 4423
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com


Mr Wee Cho Yaw
Chairman & Chief Executive Officer


Mr Wee Ee Cheong
Deputy Chairman & President


Mr Ngiam Tong Dow


Prof Cham Tao Soon


Mr Ernest Wong Yuen Weng


Mr Wong Meng Meng


Mr Philip Yeo Liat Kok


Mr Tan Kok Quan


Prof Lim Pin


Mrs Margaret Lien Wen Hsien


Mr Ng Boon Yew

MR WEE CHO YAW

Chairman & Chief Executive Officer

Age 76. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 29 April 2004. Executive Director since 1958.

Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and Member of its Nominating Committee.

Chairman of UOB subsidiaries – Far Eastern Bank and United Overseas Insurance. Chairman of United International Securities, Haw Par Corporation, United Overseas Land, Hotel Plaza, Overseas Union Enterprise, United Industrial Corporation, and Singapore Land and its subsidiary, Marina Centre Holdings. Former Director of Singapore Press Holdings.

Member of the Asia-Pacific Advisory Committee, New York Stock Exchange. Honorary President of Singapore Chinese Chamber of Commerce & Industry. Appointed Pro-Chancellor of Nanyang Technological University in 2004.

Named Businessman Of The Year in 2002 and 1989 in the Singapore Business Awards that recognise outstanding achievements by Singapore's business community.

MR WEE EE CHEONG

Deputy Chairman & President

Age 52. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee.

Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United International Securities, United Overseas Land and Hotel Plaza.

Director of Visa International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Council Member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry.

Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority.

Holds a Bachelor of Science (Business Administration) and Master of Arts (Applied Economics) from The American University, Washington DC.

MR NGIAM TONG DOW

Age 67. Chairman of HDB Corporation. Served as Chairman of Housing & Development Board from 1998 to 2003. Has a distinguished public service career, having held the post of Permanent Secretary in the Prime Minister's Office and the Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Executive Committee and Nominating Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. He is also a Corporate Adviser to Temasek Holdings. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, and as Deputy Chairman of the Board of Commissioners of Currency, Singapore.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore, and Master of Public Administration from Harvard University, USA.

PROF CHAM TAO SOON

Age 65. University Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Executive Committee, Audit Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel, Singapore Symphonia Company and Singapore-China Foundation. Deputy Chairman of Singapore Press Holdings. Director of Robinson & Company, TPA Strategic Holdings and WBL Corporation. Board Member of Land Transport Authority and Singapore International Foundation. A member of the Council of Presidential Advisers. Former Director of Adroit Innovations, ei-Nets and Keppel Corporation.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, Bachelor of Science (Mathematics, Honours) from the University of London and Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

MR ERNEST WONG YUEN WENG

Age 60. Group CEO and Director of MediaCorp. Built his career first with the Economic Development Board in 1967 and then with the Ministry of Finance before joining UOB in 1972. President of UOB from 1990 to 2000 when he left to take up his current appointment at MediaCorp.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Director of United Overseas Land and Hotel Plaza. Council Member of Nanyang Technological University (NTU) and Chairman of the Finance Committee and NTU Endowment Fund Investment Committee. Has served as Chairman of the Association of Banks in Singapore and Board Member of Economic Development Board. Former Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance and United International Securities.

Holds a Bachelor of Science (Chemical Engineering, Honours) from the University of Surrey, UK.

MR WONG MENG MENG

Age 56. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Hi-P International. Honorary Legal Adviser to the Real Estate Developers' Association of Singapore.

Holds a Bachelor of Law (Honours) from the University of Singapore. Member of the Singapore International Arbitration Centre's Main Panel of Arbitrators.

MR PHILIP YEO LIAT KOK

Age 58. Chairman of the Agency for Science, Technology & Research (A*STAR) and Co-Chairman of Economic Development Board. Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor, chemical and pharmaceutical industries. Brings to the Bank wide government and private sector experience over a 34-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 8 May 2003. An independent and non-executive Director. Member of the Bank's Audit Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of Accuron Technologies, an aerospace and precision engineering company based in Singapore and a Board Member of Nasdaq-listed Infosys of India.

Holds a Bachelor of Applied Science (Industrial Engineering) and an Honorary Doctorate of Engineering from the University of Toronto, Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University, USA.

MR TAN KOK QUAN

Age 66. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of Network Foods International. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics.

Holds a Bachelor of Law (Honours) from the University of Singapore.

PROF LIM PIN

Age 69. University Professor and Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. An independent and non-executive Director. Member of the Bank's Nominating Committee and Remuneration Committee. Director of Raffles Medical Group. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of Singapore Institute of Labour Studies.

Holds a Master of Arts and Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

MRS MARGARET LIEN WEN HSIEN

Age 62. Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. A non-independent and non-executive Director. Chairman of Wah Hin & Company Pte Ltd, Director of Overseas Union Enterprise and Lien Ying Chow Pte Ltd. Governor of the Lien Foundation.

Holds a Bachelor of Law (Honours) from the London School of Economics and Political Science, University of London.

MR NG BOON YEW

Age 50. A Certified Public Accountant and Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 29 April 2004. An independent and non-executive Director. Director of Datapulse Technology, Fischer Tech and RSH. Deputy Chairman of the Practice Monitoring Sub-Committee (Accounting & Corporate Regulatory Authority). Member of the Council on Governance of Institutions of a Public Character, the Securities Industry Council, the Board of Trustees of the Cancer Research and Education Fund and Council of the Association of Chartered Certified Accountants.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee, Member of the Council on Corporate Disclosure and Governance and Group Chief Financial Officer of Singapore Technologies.

Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.




Mr Chong Kie Cheong


Mr Francis Lee Chin Yong


Mr Terence Ong Sea Eng


Mr Samuel Poon Hon Thang


Mr Joseph Chen Seow Chan


Mr Bill Chua Teck Huat


Ms Susan Hwee


Mr Kuek Tong Au


Ms Sim Puay Suang


Mr Wee Joo Yeow


Mr Yeo Eng Cheong

MR CHONG KIE CHEONG

Senior Executive Vice President, Investment Banking

Mr Chong joined UOB in January 2005. He oversees the Bank's corporate finance, capital markets and venture management business. Mr Chong holds a Bachelor of Social Sciences (Economics, Honours) from the University of Singapore. He has more than 25 years of experience in the financial industry, having held senior appointments in investment banking, international banking and finance and directorships in banks in the region.

MR FRANCIS LEE CHIN YONG

Senior Executive Vice President, International

Mr Lee joined UOB in 1980. He was appointed to his current position in April 2003 and is responsible for driving the Bank's businesses outside Singapore and identifying opportunities for growth. Prior to his appointment in Singapore, Mr Lee was heading the Bank's operations in Malaysia as Chief Executive Officer of United Overseas Bank (Malaysia). He holds a Malaysia Certificate of Education. Mr Lee has spent 24 years in UOB, holding senior positions in operations, consumer services and corporate lendings.

MR TERENCE ONG SEA ENG

Senior Executive Vice President,
Global Treasury & Asset Management

Mr Ong, who joined UOB in 1982, has overall responsibility for the management and growth of the Bank's global treasury and fund management businesses. He holds a Bachelor of Accountancy from the University of Singapore and has more than 20 years of experience in treasury services and operations.

MR SAMUEL POON HON THANG

Senior Executive Vice President,
Institutional & Individual Financial Services

Mr Poon joined UOB in 1988. He is responsible for managing and growing the Bank's corporate, SME and consumer segments in the domestic market. He holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in other financial institutions.

MR JOSEPH CHEN SEOW CHAN

Managing Director, Global Treasury Trading

Mr Chen joined UOB in 1989. He oversees and manages the Bank's global treasury trading business. He holds a Bachelor of Science (Honours) from the University of Singapore. Mr Chen has 28 years of experience in the treasury and fixed income business. Before joining UOB, he worked in a number of major foreign banks and the Monetary Authority of Singapore.

MR BILL CHUA TECK HUAT

Executive Vice President, Operations

Mr Chua joined UOB in 2002. He leads and oversees key operational areas to ensure quality service delivery and operational efficiency for the Bank's business processes in Singapore and the region. Mr Chua holds a Bachelor of Arts (Economics) and Bachelor of Engineering (Industrial, Honours) from the University of Newcastle, Australia. He has more than 24 years of experience in wholesale and consumer banking. Prior to joining UOB, he has worked in Overseas Union Bank (prior to its merger into UOB), Citibank NA and the Ministry of Foreign Affairs.

Principal Officers

MS SUSAN HWEE
Executive Vice President, Information Technology

Ms Hwee joined UOB in 2001. She is responsible for the strategy and provision of Information Technology (IT) services to support the growth of the Bank globally. Ms Hwee holds a Bachelor of Science from the National University of Singapore. She has over 20 years of experience in IT, and has held senior positions in technology and financial services companies, including IBM and Citibank NA.

MR KUEK TONG AU
Executive Vice President, Corporate Services

Mr Kuek joined UOB in 1970. His key responsibilities include the management of a diverse range of portfolios, from finance, investor relations, legal and secretariat, tax, corporate affairs, property to general services. Mr Kuek holds a Bachelor of Accountancy (Honours) from the University of Singapore and has more than 30 years of experience in finance and administration.

MS SIM PUAY SUANG
Executive Vice President, Personal Financial Services

Ms Sim joined UOB in 1978. She holds a Bachelor of Arts from the University of Singapore. A 26-year career banker at UOB, Ms Sim has extensive experience and expertise in consumer banking. She is responsible for the business development and management of the Bank's individual banking business. Her portfolio includes deposits, loans, investments, credit and debit cards, and travel-related services.

MR WEE JOO YEOW
Executive Vice President, Corporate Banking – Singapore

Mr Wee joined UOB in 2002. He is responsible for managing and developing the Bank's corporate banking business in Singapore. He holds a Bachelor of Business Administration (Honours) from the University of Singapore and Master of Business Administration from New York University. A career banker with more than 30 years of corporate banking experience, Mr Wee has held senior appointments in Overseas Union Bank (prior to its merger into UOB) and First National Bank of Chicago.

MR YEO ENG CHEONG
Executive Vice President, Commercial Credit

Mr Yeo joined UOB in 1986. He leads and manages the Bank's SME business. Mr Yeo holds a Bachelor of Business Administration (Honours) from the University of Singapore. He is a career banker with more than 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

Summary Financial Statements

IMPORTANT
The following Summary Financial Statements set out on pages 22 to 39 contain only the Directors' Report and a summary of the information in the financial statements of the Bank's Annual Report. The Summary Financial Statements do not contain sufficient information to allow for a full understanding of the results and state of affairs of the Bank and of the Group. For further information, the full financial statements and the Auditors' Report on the full financial statements should be consulted. Shareholders may request a copy of the Annual Report at no cost, by using the Request Form at the end of the Summary Financial Report.

The directors are pleased to present their report to the members together with the audited financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") for the financial year ended 31 December 2004.

Directors

The directors of the Bank in office at the date of this report are:

Mr Wee Cho Yaw *(Chairman)*
Mr Wee Ee Cheong *(Deputy Chairman)*
Mr Ngiam Tong Dow
Prof Cham Tao Soon
Mr Wong Yuen Weng Ernest
Mr Wong Meng Meng
Mr Yeo Liat Kok Philip
Mr Tan Kok Quan
Prof Lim Pin
Mrs Lien Wen Hsien Margaret
Mr Ng Boon Yew

Arrangements to enable directors to acquire shares or debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB 1999 Share Option Scheme as set out in this report.

Directors' interests in shares or debentures

(a) The following directors, who held office at the end of the financial year, had, according to the register of directors' shareholdings required to be kept under Section 164 of the Singapore Companies Act, an interest in shares of the Bank or related corporations as stated below:

	Direct interest		Deemed interest	
	At 31.12.2004	At 1.1.2004	**At 31.12.2004**	At 1.1.2004
The Bank				
– Ordinary shares of $1 each				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**211,708,142**	210,608,142
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**146,085,251**	144,985,251
Mr Koh Beng Seng *(resigned on 16 February 2005)*	**50,000**	–	–	–
Mr Ngiam Tong Dow	–	–	**8,600**	8,600
Prof Cham Tao Soon	–	–	**6,520**	6,520
Mr Wong Yuen Weng Ernest	**50,000**	50,000	–	–
Mr Tan Kok Quan	–	–	**74,475**	100,038
Mrs Lien Wen Hsien Margaret	**99,783**	99,783	**84,605,287**	84,605,287
Mr Ng Boon Yew	–	–	**5,280**	5,280
– Options to subscribe for ordinary shares				
Mr Koh Beng Seng *(resigned on 16 February 2005)*	–	50,000	–	–
United Overseas Insurance Limited				
– Ordinary shares of $1 each				
Mr Wee Cho Yaw	**25,400**	25,400	–	–

(b) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2005 (being the 21st day after the end of the financial year).

Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Bank has received or become entitled to receive a benefit by reason of a contract made by the Bank or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest, except that certain directors received remuneration from related corporations in their capacity as directors and/or executives of those corporations.

Directors' fees and other remuneration

(a) Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2004 are as follows:

	Directors' fees	Base or fixed salary	Variable/ performance bonus	Benefits-in-kind and other	Total
	%	%	%	%	%
$7,500,000 to $7,749,999	2.6	10.1	87.3	*	100.0
Mr Wee Cho Yaw					
$2,250,000 to $2,499,999	3.7	27.9	67.9	0.5	100.0
Mr Wee Ee Cheong					
$1,000,000 to $1,249,999	3.3	57.2	38.4	1.1	100.0
Mr Koh Beng Seng *(resigned on 16 February 2005)*					
Below $250,000	100.0	–	–	–	100.0
Mr Ngiam Tong Dow					
Prof Cham Tao Soon					
Mr Wong Yuen Weng Ernest					
Mr Wong Meng Meng					
Mr Sim Wong Hoo *(resigned on 17 October 2004)*					
Mr Yeo Liat Kok Philip					
Mr Tan Kok Quan					
Prof Lim Pin					
Mrs Lien Wen Hsien Margaret					
Mr Ng Boon Yew					

* Percentage is less than 0.05.

(b) No share options were granted to the above directors during the financial year.

Share options

(a) On 6 October 1999, the Bank's shareholders approved the adoption of the UOB 1999 Share Option Scheme (hereinafter called the "Scheme") to replace the UOB Executives' Share Option Scheme. Under the Scheme, options may be granted to employees in the corporate grade of Vice President (or an equivalent rank) and above and selected employees below the corporate grade of Vice President (or an equivalent rank) of the Bank and its subsidiaries, and to directors and controlling shareholders. Particulars of the share options granted under the Scheme in 1999, 2000 and 2003 (hereinafter called "Options 1999", "Options 2000" and "Options 2003" respectively) have been set out in the Directors' Reports for the financial years ended 31 December 1999, 2000 and 2003 respectively.

(b) During the financial year, options were granted pursuant to the Scheme in respect of 2,083,000 unissued ordinary shares of $1 each of the Bank (hereinafter called "Options 2004").

(c) Statutory and other information regarding the options under the Scheme is as follows:

(i)

Options	**Option period**	**Offer price** **$**
1999	27 December 2000 to 26 December 2004	14.70
2000	11 December 2001 to 10 December 2005	12.90
2003	6 June 2004 to 5 June 2008	11.67
2004	29 November 2005 to 28 November 2009	13.67

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the Scheme are set out in the circulars to shareholders dated 10 September 1999.

(iii) Since the commencement of the Scheme, no participant received 5% or more of the total options available under the Scheme and no options were granted to controlling shareholders (or their associates). No options were granted at a discount during the financial year. Since the commencement of the Scheme, no options were granted to the directors of the Bank except as follows:

	Options granted during the financial year	**Aggregate number of shares under option since the commencement of the Scheme up to 31 December 2004**			**Number of shares under option outstanding as at**	
		Granted	**Exercised**	**Lapsed**	**31.12.2004**	1.1.2004
Mr Koh Beng Seng *(resigned on 16 February 2005)*	–	50,000	50,000	–	–	50,000
Mr Wong Yuen Weng Ernest	–	75,000	–	75,000	–	–

Mr Wong Yuen Weng Ernest did not receive any options after 31 December 1999.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

Share options *(cont'd)*

(d) The Scheme is administered by the Remuneration Committee, which comprises the following directors:

Mr Wee Cho Yaw *(Chairman)*
Prof Cham Tao Soon
Mr Yeo Liat Kok Philip
Prof Lim Pin

(e) During the financial year, the Bank issued 1,008,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the Scheme:

Year in which options were granted	Subscription price per share, paid in cash $	Number of ordinary shares of $1 each in the Bank
2000	12.90	280,000
2003	11.67	728,000
		1,008,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(f) Unissued ordinary shares of $1 each under option in connection with the Scheme as at 31 December 2004 comprise the following:

Year in which options were granted	Price per share payable in full upon application $	Date of expiration of option	Number of shares
2000	12.90	11 December 2005	822,000
2003	11.67	6 June 2008	1,369,000
2004	13.67	29 November 2009	2,083,000
			4,274,000

Audit Committee
The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee are as follows:

Mr Wong Yuen Weng Ernest *(Chairman)*
Mr Yeo Liat Kok Philip
Prof Cham Tao Soon
Mr Tan Kok Quan

The Audit Committee has reviewed the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and interested person transactions. The reviews were made with the internal and external auditors, the financial controller and/or other senior management staff, as appropriate. The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance.

The Audit Committee has also considered the financial, business and professional relationships between the external auditors and the Bank. It is of the view that the relationships are not incompatible with maintaining the independence of the external auditors.

Auditors
The Audit Committee has nominated Messrs Ernst & Young for re-appointment as auditors of the Bank and Messrs Ernst & Young have expressed their willingness to be re-appointed.

The Summary Financial Statements as set out on pages 22 to 39 were approved by the Board of Directors and signed on its behalf by:

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

Singapore
24 February 2005

Auditors' Report

for the financial year ended 31 December 2004

We have examined the Summary Financial Statements set out on pages 22 to 39.

In our opinion, the Summary Financial Statements are consistent with the full financial statements and Directors' Report of United Overseas Bank Limited and its subsidiaries for the financial year ended 31 December 2004 from which they were derived, and comply with the requirements of Section 203A of the Singapore Companies Act, and the regulations made thereunder, applicable to Summary Financial Statements.

For a full understanding of the results and state of affairs of the Bank and the Group, the Summary Financial Statements should be read in conjunction with the full financial statements of United Overseas Bank Limited and its subsidiaries for the financial year ended 31 December 2004.

We have issued our Auditors' Report dated 24 February 2005 on the full financial statements of United Overseas Bank Limited and its subsidiaries for the financial year ended 31 December 2004. The Auditors' Report is reproduced as follows:

"AUDITORS' REPORT TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group") as set out on pages # to # for the financial year ended 31 December 2004. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements for the financial year ended 31 December 2003 were audited by another firm of auditors whose report dated 20 February 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2004, the results of the Bank and of the Group and changes in equity of the Bank and of the Group and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by its subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

ERNST & YOUNG
Certified Public Accountants

Singapore
24 February 2005

The page numbers are as stated in the Auditors' Report dated 24 February 2005 included in United Overseas Bank Limited's Annual Report for the financial year ended 31 December 2004.

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Interest income	**3,661,340**	3,294,101	**2,866,298**	2,590,650
Less: Interest expense	**1,506,444**	1,223,563	**1,171,563**	922,800
Net interest income	**2,154,896**	2,070,538	**1,694,735**	1,667,850
Dividend income	**42,983**	42,004	**304,497**	284,607
Fee and commission income	**705,897**	587,866	**427,381**	372,387
Rental income	**64,578**	72,618	**37,427**	42,485
Other operating income	**290,389**	386,586	**172,457**	342,162
Income before operating expenses	**3,258,743**	3,159,612	**2,636,497**	2,709,491
Less:				
Staff costs	**587,453**	531,780	**363,748**	343,644
Other operating expenses	**639,355**	563,621	**464,200**	444,323
Total operating expenses	**1,226,808**	1,095,401	**827,948**	787,967
Operating profit before goodwill amortisation and provisions	**2,031,935**	2,064,211	**1,808,549**	1,921,524
Less: Goodwill written-off and amortised	**213,630**	201,620	**189,959**	190,275
Less: Provisions	**208,705**	361,512	**90,685**	326,914
Operating profit after goodwill amortisation and provisions	**1,609,600**	1,501,079	**1,527,905**	1,404,335
Exceptional items	**–**	–	**–**	12,421
Share of profit of associates	**307,265**	107,249	**–**	–
Profit before tax	**1,916,865**	1,608,328	**1,527,905**	1,416,756
Less: Tax	**450,432**	392,751	**337,671**	346,195
Profit after tax	**1,466,433**	1,215,577	**1,190,234**	1,070,561
Less: Minority interests	**14,664**	13,491	**–**	–
Net profit for the financial year attributable to members	**1,451,769**	1,202,086	**1,190,234**	1,070,561
Earnings per share:				
Basic	**93 cents**	76 cents		
Diluted	**93 cents**	76 cents		

Balance Sheets

as at 31 December 2004

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Share capital and reserves				
Share capital	**1,536,255**	1,571,664	**1,536,255**	1,571,664
Capital reserves	**4,249,917**	4,242,284	**4,227,906**	4,180,133
Statutory reserves	**2,922,297**	2,859,850	**2,553,172**	2,493,172
Revenue reserves	**4,606,878**	4,464,952	**3,395,005**	3,514,142
Share of reserves of associates	**123,405**	143,285	**–**	–
	13,438,752	13,282,035	**11,712,338**	11,759,111
Minority interests	**148,306**	155,103	**–**	–
Liabilities				
Current, fixed, savings accounts and other deposits of non-bank customers	**79,018,770**	69,862,961	**62,354,537**	60,301,300
Deposits and balances of banks and agents	**28,194,097**	18,839,362	**26,196,438**	17,731,499
Deposits from subsidiaries	**–**	–	**1,668,594**	1,334,435
	107,212,867	88,702,323	**90,219,569**	79,367,234
Bills and drafts payable	**256,188**	163,780	**66,091**	88,060
Tax payables	**522,827**	490,872	**476,868**	441,958
Other liabilities	**6,198,612**	6,441,438	**4,169,768**	3,746,985
Deferred tax liabilities	**11,717**	14,579	**273**	3,607
Debts issued	**7,089,297**	4,196,269	**6,079,974**	3,343,862
	121,291,508	100,009,261	**101,012,543**	86,991,706
	134,878,566	113,446,399	**112,724,881**	98,750,817
Off-balance sheet items				
Contingent liabilities	**10,001,219**	8,728,749	**8,160,152**	7,390,726
Derivative financial instruments	**278,085,916**	183,839,995	**269,758,270**	180,696,126
Commitments	**39,275,821**	37,659,547	**30,593,118**	31,058,409

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Assets				
Cash, balances and placements with central banks	**11,653,014**	9,084,677	**8,109,433**	6,499,325
Singapore Government treasury bills and securities	**7,772,462**	6,310,846	**7,678,206**	6,232,660
Other government treasury bills and securities	**1,975,344**	1,351,624	**1,615,464**	706,589
Dealing securities	**438,934**	524,506	**124,573**	176,864
Placements and balances with banks and agents	**26,725,985**	20,072,137	**23,869,593**	18,330,481
Trade bills	**1,579,629**	1,312,603	**214,429**	159,863
Advances to customers	**62,720,387**	57,983,953	**50,356,374**	50,350,598
Placements with and advances to subsidiaries	**–**	–	**1,828,628**	1,989,874
Other assets	**5,891,510**	4,715,737	**4,265,060**	3,657,413
	118,757,265	101,356,083	**98,061,760**	88,103,667
Investment securities	**8,608,545**	5,422,510	**6,802,650**	4,061,903
Investments in associates	**1,702,393**	1,396,784	**842,870**	775,380
Investments in subsidiaries	**–**	–	**2,697,667**	1,285,403
Fixed assets	**1,862,434**	1,768,393	**1,116,994**	1,147,140
Deferred tax assets	**72,200**	36,470	**21,121**	5,546
Goodwill	**3,875,729**	3,466,159	**3,181,819**	3,371,778
	134,878,566	113,446,399	**112,724,881**	98,750,817

Statements of Changes in Equity

for the financial year ended 31 December 2004

	The Group					
	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
2004						
Balance at 1 January 2004	**1,571,664**	**4,242,284**	**2,859,850**	**4,464,952**	**143,285**	**13,282,035**
Net profit for the financial year attributable to members	–	–	–	**1,451,769**	–	**1,451,769**
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	–	**(36,731)**	–	–	–	**(36,731)**
Group's share of reserves of associates	–	–	–	–	**(18,730)**	**(18,730)**
Transfer to revenue reserves upon disposal and liquidation of associates	–	–	–	**1,150**	**(1,150)**	–
Other adjustments	–	**2,681**	–	–	–	**2,681**
Total recognised gains/(losses) for the financial year	–	**(34,050)**	–	**1,452,919**	**(19,880)**	**1,398,989**
Transfer from/(to) revenue reserves	–	**(5,834)**	**62,447**	**(56,613)**	–	–
Dividends	–	–	–	**(754,570)**	–	**(754,570)**
Share buy-back	**(36,417)**	**36,417**	–	**(499,810)**	–	**(499,810)**
Issue of shares upon exercise of options	**1,008**	**11,100**	–	–	–	**12,108**
Balance at 31 December 2004	**1,536,255**	**4,249,917**	**2,922,297**	**4,606,878**	**123,405**	**13,438,752**

	The Group					
	Share capital $'000	Capital reserves $'000	Statutory reserves $'000	Revenue reserves $'000	Share of reserves of associates $'000	Total $'000
2003						
Balance at 1 January 2003						
As restated	1,571,603	4,256,919	2,757,518	3,892,971	133,594	12,612,605
Net profit for the financial year attributable to members	–	–	–	1,202,086	–	1,202,086
Differences arising from currency translation of financial statements of foreign branches, subsidiaries and associates	–	10,481	–	–	–	10,481
Group's share of reserves of associates	–	–	–	–	9,691	9,691
Other adjustments	–	(1,805)	529	(632)	–	(1,908)
Total recognised gains for the financial year	–	8,676	529	1,201,454	9,691	1,220,350
Transfer from/(to) revenue reserves	–	(23,969)	101,803	(77,834)	–	–
Dividends	–	–	–	(551,639)	–	(551,639)
Issue of shares upon exercise of options	61	658	–	–	–	719
Balance at 31 December 2003	1,571,664	4,242,284	2,859,850	4,464,952	143,285	13,282,035

Statements of Changes in Equity

for the financial year ended 31 December 2004

	The Bank				
	Share capital $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Total $'000
2004					
Balance at 1 January 2004	**1,571,664**	**4,180,133**	**2,493,172**	**3,514,142**	**11,759,111**
Net profit for the financial year attributable to members	**–**	**–**	**–**	**1,190,234**	**1,190,234**
Differences arising from currency translation of financial statements of foreign branches	**–**	**5,265**	**–**	**–**	**5,265**
Total recognised gains for the financial year	**–**	**5,265**	**–**	**1,190,234**	**1,195,499**
Transfer from/(to) revenue reserves	**–**	**(5,009)**	**60,000**	**(54,991)**	**–**
Dividends	**–**	**–**	**–**	**(754,570)**	**(754,570)**
Share buy-back	**(36,417)**	**36,417**	**–**	**(499,810)**	**(499,810)**
Issue of shares upon exercise of options	**1,008**	**11,100**	**–**	**–**	**12,108**
Balance at 31 December 2004	**1,536,255**	**4,227,906**	**2,553,172**	**3,395,005**	**11,712,338**

	The Bank				
	Share capital $'000	Capital reserves $'000	Statutory reserve $'000	Revenue reserves $'000	Total $'000
2003					
Balance at 1 January 2003					
As restated	1,571,603	4,197,657	2,395,293	3,079,030	11,243,583
Net profit for the financial year attributable to members	–	–	–	1,070,561	1,070,561
Differences arising from currency translation of financial statements of foreign branches	–	(4,113)	–	–	(4,113)
Total recognised gains/(losses) for the financial year	–	(4,113)	–	1,070,561	1,066,448
Transfer from/(to) revenue reserves	–	(14,069)	97,879	(83,810)	–
Dividends	–	–	–	(551,639)	(551,639)
Issue of shares upon exercise of options	61	658	–	–	719
Balance at 31 December 2003	1,571,664	4,180,133	2,493,172	3,514,142	11,759,111

Consolidated Cash Flow Statement

for the financial year ended 31 December 2004

	2004 $'000	2003 $'000
Cash flows from operating activities:		
Profit before tax	**1,916,865**	1,608,328
Adjustments for:		
Depreciation of fixed assets	**124,701**	107,755
Goodwill written-off and amortised	**213,630**	201,620
Share of profit of associates	**(307,265)**	(107,249)
Operating profit before working capital changes	**1,947,931**	1,810,454
Changes in working capital:		
Increase in deposits	**12,664,532**	1,481,684
Increase/(decrease) in bills and drafts payable	**14,192**	(85)
(Decrease)/increase in other liabilities	**(354,233)**	1,778,501
Decrease in dealing securities	**85,572**	98,905
Increase in placements and balances with banks and agents	**(6,384,549)**	(645,916)
Increase in trade bills and advances to non-bank customers	**(802,609)**	(412,549)
Decrease in other government treasury bills and securities not qualifying as cash and cash equivalents	**385,380**	337,955
Increase in other assets	**(481,772)**	(703,590)
Cash generated from operations	**7,074,444**	3,745,359
Income tax paid	**(366,367)**	(335,092)
Net cash provided by operating activities	**6,708,077**	3,410,267
Cash flows from investing activities:		
Increase in investment securities and investments in associates	**(3,033,248)**	(1,540,708)
Net dividends received from associates	**167,829**	31,559
Net increase in fixed assets	**(79,265)**	(81,799)
Change in/acquisition of minority interests of subsidiaries	**(34,637)**	(3,752)
Net cashflow on acquisition of subsidiaries	**(217,321)**	–
Net cash used in investing activities	**(3,196,642)**	(1,594,700)
Cash flows from financing activities:		
Proceeds from issue of shares	**12,108**	719
Net increase in debts issued	**2,809,850**	2,049,459
Share buy-back	**(499,810)**	–
Dividends paid by the Bank	**(754,570)**	(551,639)
Dividends paid by subsidiaries to minority shareholders	**(3,229)**	(4,291)
Net cash provided by financing activities	**1,564,349**	1,494,248
Currency translation adjustment	**(36,731)**	10,481
Net increase in cash and cash equivalents for the financial year	**5,039,053**	3,320,296
Cash and cash equivalents at beginning of the financial year	**16,361,767**	13,041,471
Cash and cash equivalents at end of the financial year	**21,400,820**	16,361,767

Corporate information

United Overseas Bank Limited (the "Bank") is a limited liability company incorporated in Singapore. The registered office of the Bank is at 80 Raffles Place, UOB Plaza, Singapore 048624.

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore. The principal activities of its subsidiaries include commercial banking, merchant banking, leasing, insurance, investment, trustee/investment management, nominee services, stockbroking, gold/futures dealing, computer services, general services, consultancy and research services, property, property management and travel. There has been no significant change in the nature of these activities during the financial year.

Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act Cap. 50.

The accounting policies have been consistently applied by the Bank and the Group and are consistent with those used in the previous financial year.

Basis of accounting

The financial statements are presented in Singapore dollars.

The financial statements are prepared in accordance with the historical cost convention, modified by the revaluation of dealing securities, certain Singapore Government treasury bills and securities, other government treasury bills and securities and derivative financial instruments to fair value at the balance sheet date and the inclusion of certain freehold and leasehold land and buildings at valuation.

Major acquisitions and disposals

On 31 May 2004, the Group acquired 23.0% of the issued share capital of PT Bank Buana Indonesia Tbk ("Bank Buana") making it an associate of the Group on that date. The consideration for the acquisition of Bank Buana of $196 million was paid up in cash.

On 27 July 2004, the Bank acquired 80.8% of the issued share capital of Bank of Asia Public Company Limited ("BOA"), making it a subsidiary of the Group on that date. The consideration for BOA of $1,116 million was paid in cash. The Bank subsequently increased its interest in BOA to 96.9% as at 31 December 2004. As a result of the acquisition, the wholly-owned subsidiaries of BOA, namely BoA Asset Management Company Limited, an asset management company, and B.O.A. Leasing Co., Ltd, a leasing company, became subsidiaries of the Group.

On 12 August 2004, pursuant to the merger of the associate, United International Securities ("UIS"), with Overseas Union Securities Limited ("OUS"), a subsidiary of the Group, the Group's 51.9% equity interest or 20,269,500 shares in OUS were exchanged for 35,115,000 UIS shares. Consequently, the Group's effective equity interest in UIS increased from 42.0% to 45.2% and OUS and its wholly-owned subsidiary, Overseas Union Securities Trading Pte Ltd, ceased to be subsidiaries of the Group.

Directors' fees and other remuneration

Fees and other remuneration paid/payable to the directors of the Bank and its subsidiaries included in total expenses are as follows:

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Directors of the Bank:				
Fees	**809**	871	**600**	619
Remuneration	**10,909**	11,156	**10,909**	11,156
Professional fees paid/payable to firms of which certain directors of the Bank are members	**2,536**	200	**2,221**	38
Less:				
Amount capitalised in:				
Subordinated debts issued	**443**	–	**443**	–
Cost of acquisition of subsidiaries and an associate	**955**	–	**695**	–
Amount charged to the profit and loss accounts during the financial year	**1,138**	200	**1,083**	38
	12,856	12,227	**12,592**	11,813
Directors of its subsidiaries:				
Fees	**673**	689	**10**	10
Remuneration	**6,258**	8,982	**–**	–
	6,931	9,671	**10**	10

Exceptional item

	The Group		The Bank	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Surplus arising from the merger of Overseas Union Trust Limited	–	–	–	12,421

Dividends

	The Group and The Bank	
	2004	2003
	$'000	$'000
Dividends paid, declared and recommended in respect of the financial year ended 31 December:		
Proposed final dividend of 40 cents (2003: 40 cents) per share net of tax at 20% (2003: 20%)	**491,602**	502,932
Interim dividend of 20 cents (2003: 20 cents) per share net of tax at 20% (2003: 22%)	**251,594**	245,176
	743,196	748,108
Gross total dividend per share	**60.0 cents**	60.0 cents

Significant related party transactions

(a) The Bank and the Group have granted credit facilities to related parties in the ordinary course of business at arm's length commercial terms. The outstanding credit facilities to related parties as at the balance sheet date are as follows:

	2004			2003		
	Trade bills and advances $'000	**Off-balance sheet credit facilities $'000**	**Estimated values of collateral $'000**	Trade bills and advances $'000	Off-balance sheet credit facilities $'000	Estimated values of collateral $'000
The Group						
Associates of the Group						
Financial activities	**60,942**	**6,774**	**128,726**	61,937	13,725	132,391
Non-financial activities	**597,386**	**84,549**	**1,337,448**	582,861	64,982	1,138,560
Directors of the Bank and director-related parties^	**580,324**	**20,651**	**1,516,105**	722,345	51,417	1,741,068
Corporations where directors of the Bank are also directors*	**456,804**	**14,563**	**230,544**	640,788	20,371	479,609
The Bank						
Associates of the Group						
Financial activities	**58,843**	**3,438**	**128,726**	60,930	13,655	130,244
Non-financial activities	**597,386**	**84,208**	**1,333,698**	580,793	64,442	1,134,810
Directors of the Bank and director-related parties^	**580,324**	**20,651**	**1,516,105**	722,345	51,417	1,741,068
Corporations where directors of the Bank are also directors*	**456,804**	**14,563**	**230,544**	640,788	19,586	478,266

^ Excluding credit facilities granted to subsidiaries and those already included in the first category.
* Excluding credit facilities granted to subsidiaries and those already included in the first two categories.

(b) During the financial year, dividend income of $98,173,000 (2003: $227,647,000) and $176,315,000 (2003: $35,542,000) were received by the Bank from its subsidiaries and associates respectively. There are no other significant transactions with related parties during the financial year.

Capital Adequacy Ratios

as at 31 December 2004

The Capital Adequacy Ratios ("CAR") of the Group were computed in accordance to the revised capital framework for Singapore-incorporated banks issued by the Monetary Authority of Singapore ("MAS").

As at 31 December 2004, the Group's total CAR of 15.6% was 5.6% points higher than the minimum total CAR of 10% set by MAS. Compared to the total CAR of 15.2% as at 31 December 2003, it had increased 0.4% point mainly attributable to the issue of US$1 billion 5.375% and S$1 billion 4.100% subordinated notes in August 2004, largely offset by the increase in risk-weighted assets due primarily to the consolidation of Bank of Asia Public Company Limited's ("BOA") financials and higher holdings in investment securities.

The Group's tier 1 CAR of 11.0% was 4.0% points higher than the minimum tier 1 CAR of 7% set by MAS. However, the Group's tier 1 CAR as at 31 December 2004 had decreased by 2.2% points as compared to 31 December 2003. The decrease was mainly attributable to enlarged risk-weighted assets arising from the acquisition of BOA and higher holdings in investment securities, higher goodwill, and share buy-back of $500 million.

	The Group	
	2004	2003*
	$ million	$ million
Capital		
Tier 1 Capital		
Share capital	**1,536**	1,572
Disclosed reserves/other	**11,910**	11,726
Deduction of goodwill	**(4,008)**	(3,483)
	9,438	9,815
Upper Tier 2 Capital		
Cumulative general provisions/other	**1,079**	934
Subordinated notes	**5,550**	2,991
	6,629	3,925
Deductions from Tier 1 and Upper Tier 2 Capital	**(2,623)**	(2,410)
Total capital	**13,444**	11,330
Risk-weighted assets (including market risk)	**85,966**	74,353
Capital adequacy ratios		
Tier 1 capital	**11.0%**	13.2%
Total capital	**15.6%**	15.2%

* The comparative figures as at 31 December 2003 have been adjusted to conform with the revised capital framework for Singapore-incorporated banks issued by MAS, which was effective from 30 June 2004.

Size of shareholdings	No. of shareholders	Percentage of shareholders	No. of shares	Percentage of shares
1 – 999	8,090	24.66	2,341,891	0.15
1,000 – 10,000	21,418	65.30	58,000,130	3.78
10,001 – 1,000,000	3,223	9.83	150,429,299	9.79
1,000,001 & above	69	0.21	1,325,710,305	86.28
	32,800	100.00	1,536,481,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 11 March 2005, approximately 79% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty largest shareholders	No. of shares	Percentage of shares
DBS Nominees Pte Ltd	260,839,096	16.98
Raffles Nominees Pte Ltd	191,116,709	12.44
United Overseas Bank Nominees (Private) Limited	146,535,656	9.54
Wee Investments Private Ltd	110,909,184	7.22
Citibank Nominees Singapore Pte Ltd	100,299,955	6.53
HSBC (Singapore) Nominees Pte Ltd	85,329,720	5.55
Wah Hin & Company Pte Ltd	81,221,771	5.29
Tai Tak Estates Sdn Bhd	67,445,739	4.39
Overseas Union Enterprise Limited	48,337,728	3.15
C Y Wee & Co Pte Ltd	31,645,653	2.06
Overseas Union Bank Nominees (Private) Limited	17,088,276	1.11
Wee Cho Yaw	16,390,248	1.07
Macquarie Securities (S) Pte Ltd	12,321,748	0.80
DB Nominees (S) Pte Ltd	12,038,775	0.78
Tee Teh Sdn Berhad	10,519,954	0.68
Oversea-Chinese Bank Nominees Private Limited	6,149,202	0.40
Merrill Lynch (Singapore) Pte Ltd	5,679,420	0.37
Kwan Tee Holdings Pte Ltd	5,562,892	0.36
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Ho Sim Guan	5,111,000	0.33
	1,219,968,486	79.40

Statistics of Shareholdings
as at 11 March 2005

Substantial shareholders	Shareholdings registered in the name of substantial shareholders	Other shareholdings in which substantial shareholders are deemed to have an interest	Total interest	
	No. of shares	No. of shares	No. of shares	Percentage of shares
Estate of Lien Ying Chow, deceased	316,516	84,388,554[1]	84,705,070	5.51
Lien Ying Chow (Pte) Ltd	–	84,288,771[1]	84,288,771	5.49
Wah Hin & Company Pte Ltd	81,221,771	3,067,000[2]	84,288,771	5.49
Sandstone Capital Pte Ltd	–	84,288,771[3]	84,288,771	5.49
Wee Cho Yaw	16,390,248	208,959,557[4]	225,349,805	14.67
Wee Ee Cheong	2,794,899	146,051,011[4]	148,845,910	9.69
Wee Ee Chao	141,164	115,802,696[4]	115,943,860	7.55
Wee Ee Lim	1,606,834	146,033,758[4]	147,640,592	9.61
Wee Investments Private Ltd	110,909,021	2,071,021	112,980,042	7.35

Notes:

1. Estate of Lien Ying Chow, deceased and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in the 84,288,771 UOB shares in which Wah Hin & Company Pte Ltd has an interest.
2. This deemed interest in 3,067,000 UOB shares arises through Sandstone Capital Pte Ltd (as referred to in Note 3(a) below).
3. This deemed interest in 84,288,771 UOB shares comprises:
   (a) deemed interest in 3,067,000 UOB shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and
   (b) deemed interest in 81,221,771 UOB shares held by Wah Hin & Company Pte Ltd.
4. Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Private Ltd's total direct and deemed interests of 112,980,042 UOB shares.

Notice is hereby given that the **Sixty-Third Annual General Meeting** of members of the Company will be held at Mandarin Ballroom, 6th Floor South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Wednesday, 27 April 2005 at 3.00 p.m. to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2004.

Resolution 2 To declare a final dividend of 40% (40 cents per share) less 20% income tax for the year ended 31 December 2004.

Resolution 3 To approve Directors' fees of $600,000 for 2004 (2003: $618,750).

Resolution 4 To re-appoint Messrs Ernst & Young as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Mr Wong Meng Meng.

Resolution 6 Mr Tan Kok Quan.

Resolution 7 Mr Ngiam Tong Dow.

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

Resolution 8 "THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Wee Cho Yaw be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 9 "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the Regulations of the UOB 1999 Share Option Scheme (the "Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Scheme, provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 15 per cent of the issued share capital of the Company from time to time."

Resolution 10 "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 10 per cent of the issued share capital of the Company for the time being."

Notes to Resolutions 5, 6, 7, 8, 9, and 10

Resolution 5 is to re-elect Mr Wong Meng Meng who is an independent member and Chairman of the Nominating Committee.

Resolution 6 is to re-elect Mr Tan Kok Quan who is an independent member of the Audit Committee.

Resolution 7 is to re-elect Mr Ngiam Tong Dow who is an independent member of the Nominating Committee.

Resolution 8 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee and a non-independent member of the Nominating Committee.

Resolution 9 is to allow the Directors to issue shares pursuant to the UOB 1999 Share Option Scheme (the "Scheme") which was approved at the Extraordinary General Meeting of the Company on 6 October 1999. A copy of the Regulations of the Scheme is available for inspection by shareholders during normal office hours at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624.

Resolution 10 is to enable the Directors to issue shares in the Company (other than on a bonus or rights issue) up to an amount not exceeding 10 per cent of the issued share capital of the Company for the time being. This approval will expire at the conclusion of the next Annual General Meeting. The Directors would only issue shares under this resolution where they consider it appropriate and in the interest of the Company to do so.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 4 April 2005

Notes:

1 A member entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy must be deposited at the office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time set for holding the Meeting.

PROXY FORM



UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 193500026Z

IMPORTANT
1 The Annual Report 2004 is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3 CPF investors who wish to vote should contact their CPF Approved Nominees.

I/We ______________________________ (Name)

of ______________________________ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

and/or*

Name	NRIC/Passport number	Proportion of shareholdings	
		No. of shares	%
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy, to attend and to vote for me/us on my/our behalf at the **Sixty-Third Annual General Meeting** of members of the Company, to be held at Mandarin Ballroom, 6th Floor South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Wednesday, 27 April 2005 at 3.00 p.m. and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
Resolution 1	Financial Statements, Directors' Report and Auditors' Report		
Resolution 2	Final dividend		
Resolution 3	Directors' fees		
Resolution 4	Auditors and their remuneration		
Resolution 5	Re-election (Mr Wong Meng Meng)		
Resolution 6	Re-election (Mr Tan Kok Quan)		
Resolution 7	Re-election (Mr Ngiam Tong Dow)		
Resolution 8	Re-appointment (Mr Wee Cho Yaw)		
Resolution 9	Authority to issue shares (Share Option)		
Resolution 10	Authority to issue shares (General)		

Dated this ____________ day of ____________________ 2005.

Shares in:	No. of shares
(i) Depository Register	
(ii) Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1 Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the Meeting.

5 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6 A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

1st FOLD

2nd FOLD

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

UOB

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

3rd FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

REQUEST FORM



UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 193500026Z

4 April 2005

Dear Shareholder

This notice accompanies a copy of our Summary Financial Report ("SR") for the financial year ended 31 December 2004 ("FY2004"). The SR contains a review of the UOB Group, the Directors' Report and a summary of the audited financial statements of the UOB Group for FY2004. The full financial statements and the Auditors' Report on the full financial statements of the UOB Group for FY2004 are set out in the Annual Report ("AR") which is a separate report available to shareholders at no cost upon request. The AR will also be available on our website at www.uobgroup.com.

We will continue to send you a copy of the SR for as long as you are a shareholder, unless you indicate otherwise.

If you wish to receive a copy of the AR for FY2004 and for future financial years, please complete the Request Form below and return it to us **no later than 18 April 2005.**

If you are receiving this SR for the first time or you did not respond previously or you wish to change any previous request, you may indicate your wishes by ticking the appropriate box in the Request Form below and returning it to us **by 18 April 2005. If we do not receive your Request Form, you will be taken to have indicated that you do not wish to receive the AR for FY2004 and for future financial years, or that there is no change to your previous request.**

Your latest request will supersede the earlier requests received by us.

Yours faithfully

Mrs Vivien Chan
Secretary

REQUEST FORM

To: United Overseas Bank Limited

N.B. Please tick only one box. Incomplete forms will not be processed.

☐ Please send me/us the Annual Report for FY2004.

☐ I/We do not wish to receive the Annual Report and the Summary Financial Report for as long as I am/we are shareholder(s).

☐ I/We wish to receive the Annual Report and the Summary Financial Report for as long as I am/we are shareholder(s).

Name(s) of Shareholder(s): ______________________

NRIC/Passport* Number(s): ______________________

Address: ______________________

____

The shares are held by me under or through:

☐ CDP Securities Account Number+ | 1 | 6 | 8 | 1 | – | | | | | – | | | | |

☐ CPFIS Account#

☐ Physical scrips

Signature(s): ______________________ Date: ______________

* *Please delete where inapplicable.*

\+ *This applies only if your shares are registered with The Central Depository (Pte) Limited.*

\# *Please note that if your shares are held under CPFIS, you will be included under the first option only.*

1st FOLD

2nd FOLD

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07400



United Overseas Bank Limited
c/o The Central Depository (Pte) Limited
4 Shenton Way, #02-01, SGX Centre 2
Singapore 068807

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

3rd FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Design and production by Citigate Su Yeang Design Pte Ltd • Printing by UIC Printing and Packaging Pte Ltd

UNITED OVERSEAS BANK LIMITED

HEAD OFFICE

80 Raffles Place
UOB Plaza
Singapore 048624
Company Registration No.: 193500026Z

Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Website: www.uobgroup.com

CIRCULAR DATED 4 APRIL 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.


SEC MAIL
RECEIVED
APR 2 8 2005
WASH. D.C.
185
SECTION



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	Monday, 25 April 2005 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	Wednesday, 27 April 2005 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Third Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place).
Place of Extraordinary General Meeting	:	Mandarin Ballroom, 6th Floor South Tower Meritus Mandarin Singapore 333 Orchard Road Singapore 238867.

Page

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"2004 Circular"	:	The circular to the Shareholders dated 5 April 2004 in relation to the share purchase mandate sought in 2004.
"Banking Act"	:	Banking Act, Chapter 19 of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	Companies Act, Chapter 50 of Singapore.
"Directors"	:	The Directors of UOB for the time being.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 14 to 15 of this Circular.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 24 March 2005.
"Listing Manual"	:	The listing manual of the SGX-ST, which became effective on 1 July 2002, including amendments made thereto up to the date of this Circular.
"Market Day"	:	A day on which the SGX-ST is open for trading of securities.
"MAS"	:	The Monetary Authority of Singapore.
"NTA"	:	Net tangible assets.
"ROE"	:	Return on equity.
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.
"Share Purchase Mandate"	:	The general mandate to enable UOB to purchase or acquire its issued Shares at any time during the duration and on the terms of the Share Purchase Mandate.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares of S$1.00 each in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.

DEFINITIONS

"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"**UOB Group**" or the "**Group**"	:	UOB and its subsidiaries.
"**UOB Share Option Scheme**"	:	The UOB 1999 Share Option Scheme.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"%" or "**per cent**"	:	Per centum or percentage.

The terms "**Depositor**" and "**Depository Agent**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa.* Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Board of Directors:	**Registered Office:**
Wee Cho Yaw *(Chairman & Chief Executive Officer)*	80 Raffles Place
Wee Ee Cheong *(Deputy Chairman & President)*	UOB Plaza
Ngiam Tong Dow	Singapore 048624
Prof Cham Tao Soon	
Ernest Wong Yuen Weng	
Wong Meng Meng	
Philip Yeo Liat Kok	
Tan Kok Quan	
Prof Lim Pin	
Mrs Margaret Lien Wen Hsien	
Ng Boon Yew	

4 April 2005

To: The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM**. The Directors are convening the EGM to be held on Wednesday, 27 April 2005 ("**2005 EGM**") to seek Shareholders' approval for the proposed renewal of the share purchase mandate.

1.2 **Circular**. The purpose of this Circular is to provide Shareholders with information relating to the proposal to be tabled at the EGM.

1.3 **SGX-ST**. The SGX-ST takes no responsibility for the accuracy of any statement or opinion made in this Circular.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **Background**. At the Extraordinary General Meeting of UOB held on 29 April 2004 (the "**2004 EGM**"), the Shareholders had approved, *inter alia*, the grant of a Share Purchase Mandate. The authority and limitations on the Share Purchase Mandate were set out in the 2004 Circular and the Ordinary Resolution set out in the Notice of the 2004 EGM.

The Share Purchase Mandate took effect on 29 April 2004, the date of the passing of the Ordinary Resolution at the 2004 EGM and will expire on the date of the forthcoming Sixty-Third Annual General Meeting of UOB ("**2005 AGM**") to be held on 27 April 2005. Accordingly, the Directors propose that the Share Purchase Mandate be renewed at the EGM immediately following the 2005 AGM.

2.2 **Rationale for the Proposed Renewal of the Share Purchase Mandate.** The proposed renewal of the Share Purchase Mandate authorising UOB to purchase or acquire its issued Shares would give UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner; and

(c) improve ROE, which is one of the key objectives of UOB.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available and working capital requirements of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

2.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

2.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by UOB is limited to that number of Shares representing 5 per cent of the issued Shares of UOB as at the date of EGM at which the Share Purchase Mandate is approved (the "**Approval Date**"). Only Shares which are issued and fully paid-up may be purchased or acquired by UOB.

As at the Latest Practicable Date, the issued share capital of UOB comprised 1,536,522,625 Shares. As at the Latest Practicable Date, there were outstanding and remaining Share Options held by executives of the UOB Group, which have been granted pursuant to the UOB Share Option Scheme, to subscribe for up to an aggregate of 3,998,000 Shares. Save in respect of the Shares which are issuable on exercise of the outstanding Share Options, no Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,536,522,625 Shares in issue as at the Latest Practicable Date, and assuming that no further Shares are issued pursuant to the exercise of outstanding Share Options on or prior to the EGM, not more than 76,826,131 Shares (representing 5 per cent of the Shares in issue as at that date) may be purchased or acquired by UOB pursuant to the proposed renewal of the Share Purchase Mandate.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the 5 per cent limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full 5 per cent as authorised, or at all. In particular, no purchase or acquisition of the Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of UOB.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act, as they consider fit in the interests of UOB in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

2.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and "**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.4 **Source of Funds.** UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of UOB and the Group would be materially adversely affected.

2.5 **Reporting Requirements.** Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

2.6 **Status of Purchased Shares.** Under current law, a Share purchased or acquired by UOB is deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to the Share will expire on cancellation.

2.7 **Financial Effects.** The financial effects on the Group and the Company arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time.

Purely for illustrative purposes only and based on the existing issued and paid-up ordinary share capital of UOB as at the Latest Practicable Date, the purchase by UOB of 5 per cent of its issued Shares will result in the purchase or acquisition of 76,826,131 Shares.

Assuming that UOB purchases or acquires the 76,826,131 Shares at the Maximum Price, the maximum amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$1,140,868,045 based on S$14.85 for one Share (being the price equivalent to 5 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$1,194,646,337 based on S$15.55 for one Share (being the price equivalent to 10 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

For illustrative purposes only, on the basis of the assumptions set out above as well as the following:

(i) the Share Purchase Mandate had been effective on 1 January 2004 and UOB had purchased 76,826,131 Shares on 1 January 2004;

(ii) 268,000 Shares issued pursuant to the exercise of Share Options between 31 December 2004 and the Latest Practicable Date had been issued on 1 January 2004;

(iii) no issuance of Shares from the exercise of Share Options after the Latest Practicable Date;

(iv) UOB had purchased or acquired 76,826,131 Shares (representing 5 per cent of the Shares in issue as at the Latest Practicable Date); and

(v) the purchase consideration is funded by UOB from excess funds hitherto deployed in the interbank market with an effective yield of 0.96 per cent before tax, being the average monthly interbank one-month offer rate, and the tax rate is assumed to be 20 per cent,

the financial effects on the audited financial accounts of the Group and the Company for the financial year ended 31 December 2004 would have been as follows:

(I) Market Purchases of 5 per cent at 105 per cent of the Average Closing Price of the Shares

	Group		Company	
As at 31 December 2004	Before Share Purchases[1]	After Share Purchases	Before Share Purchases[1]	After Share Purchases
Total Shareholders' Funds (S$'000)	13,442,053	12,292,423	11,715,639	10,566,009
Number of issued and paid-up Shares ('000)	1,536,523	1,459,697	1,536,523	1,459,697
Weighted average number of issued and paid-up Shares ('000) [2]	1,567,496	1,490,670	1,567,496	1,490,670
Net profit attributable to Shareholders (S$'000)	1,451,769	1,443,007	1,190,234	1,181,472
Financial Ratios				
NTA per Share (S$)	6.14	5.68	5.55	5.06
Earnings per Share-Basic (S$)	0.93	0.97	0.76	0.79
ROE (%)	10.8	11.7	10.1	11.1

The Group's Capital Adequacy Ratio before and after the share purchases is 15.6% and 14.3% respectively.

(II) Off-Market Purchases of 5 per cent at 110 per cent of the Average Closing Price of the Shares

	Group		Company	
As at 31 December 2004	Before Share Purchases[1]	After Share Purchases	Before Share Purchases[1]	After Share Purchases
Total Shareholders' Funds (S$'000)	13,442,053	12,238,232	11,715,639	10,511,818
Number of issued and paid-up Shares ('000)	1,536,523	1,459,697	1,536,523	1,459,697
Weighted average number of issued and paid-up Shares ('000) [2]	1,567,496	1,490,670	1,567,496	1,490,670
Net profit attributable to Shareholders (S$'000)	1,451,769	1,442,594	1,190,234	1,181,059
Financial Ratios				
NTA per Share (S$)	6.14	5.64	5.55	5.02
Earnings per Share-Basic (S$)	0.93	0.97	0.76	0.79
ROE (%)	10.8	11.8	10.1	11.1

The Group's Capital Adequacy Ratio before and after the share purchases is 15.6% and 14.3% respectively.

Notes:

(1) Including the 141,000 Shares and the 127,000 Shares issued at S$12.90 and S$11.67 per Share respectively between 31 December 2004 and the Latest Practicable Date.

(2) Based on the weighted average number of ordinary shares in issue for computation of basic EPS.

Shareholders should note that the financial effects set out above are based on the audited financial statements of the Group and the Company for the financial year ended 31 December 2004 and are for illustrative purposes only. The results of the Group and the Company for the financial year ended 31 December 2004 may not be representative of future performance.

2.8 **Details of Share Buy Backs in the last 12 months.** As at the Latest Practicable Date, UOB had purchased an aggregate of 36,417,000 Shares representing 2.37 per cent of the issued ordinary share capital of UOB as at the Latest Practicable Date by way of Market Purchases pursuant to the Share Purchase Mandate approved by the Shareholders at the 2004 EGM. The highest and lowest price was S$14.00 and S$13.40 per Share respectively. The total consideration paid for all of the purchases was approximately S$499.8 million.

2.9 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least 10 per cent of equity securities (excluding preference shares and convertible equity securities) must be held by public shareholders. The word "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as the associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 79 per cent of the issued Shares are held by public shareholders. Accordingly, UOB is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares up to the full 5 per cent limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity.

2.10 **Shareholding Limits.** The Banking Act provides, *inter alia*, that, on or after the appointed day (defined in the Banking Act to mean 18 July 2001, being the date of the commencement of the Banking (Amendment) Act 2001):

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of 5% or more of the nominal amount of all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller or a 20% controller of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

Under current law, UOB's issued ordinary share capital will be diminished by the total nominal amount of Shares purchased or acquired by UOB and accordingly, the shareholding percentage of a shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued capital of UOB immediately following any purchase or acquisition of shares will increase correspondingly.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the proposed renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act are advised to seek the prior approval of the MAS to continue to hold, on such terms as may be imposed by the MAS, the Shares representing the number of Shares which they may hold in excess of any of such limits, as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

2.11 **Take-over Implications**. Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

2.11.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, the proportionate interest in the voting capital of UOB of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of UOB and become obliged to make an offer under Rule 14 of the Take-over Code.

2.11.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv); and

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 of the Take-over Code.

2.11.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent or more, or in the event that such Directors and their concert parties hold between 30 per cent and 50 per cent of UOB's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1 per cent in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 of the Take-over Code if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent or more, or, if such Shareholder holds between 30 per cent and 50 per cent of UOB's voting rights, the voting rights of such Shareholder would increase by more than 1 per cent in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

3.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Share Options as recorded in the Register of Directors' shareholdings are as follows:

	Number of Shares				
Director	**Shareholdings Registered in the Name of Directors**	**%[1]**	**Shareholdings in which Directors are Deemed to have an Interest**	**%[1]**	**Number of new Shares comprised in outstanding options granted pursuant to the UOB Share Option Scheme**
Wee Cho Yaw	16,390,248	1.07	211,708,142	13.78	0
Wee Ee Cheong	2,794,899	0.18	146,085,251	9.51	0
Ngiam Tong Dow	0	0	8,600	0	0
Prof Cham Tao Soon	0	0	6,520	0	0
Ernest Wong Yuen Weng	50,000	0	0	0	0
Wong Meng Meng	0	0	0	0	0
Philip Yeo Liat Kok	0	0	0	0	0
Tan Kok Quan	0	0	74,475	0.01	0
Prof Lim Pin	0	0	0	0	0
Mrs Margaret Lien Wen Hsien	99,783	0.01	84,605,287	5.51	0
Ng Boon Yew	0	0	5,280	0	0

Note:

(1) Based on the issued share capital of UOB of S$1,536,522,625 comprising 1,536,522,625 Shares as at the Latest Practicable Date.

3.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
	Shareholdings Registered in the Name of Substantial Shareholder		Other Shareholdings in which Substantial Shareholders are Deemed to have an Interest		Total Interest	
Substantial Shareholder	**No. of Shares**	**%(1)**	**No. of Shares**	**%(1)**	**No of Shares**	**%(1)**
Estate of Lien Ying Chow, deceased	316,516	0.02	84,388,554(2)	5.49	84,705,070	5.51
Lien Ying Chow (Pte) Ltd	0	0	84,288,771(2)	5.49	84,288,771	5.49
Wah Hin & Company (Pte) Ltd	81,221,771	5.29	3,067,000(3)	0.20	84,288,771	5.49
Sandstone Capital Pte Ltd	0	0	84,288,771(4)	5.49	84,288,771	5.49
Wee Cho Yaw	16,390,248	1.07	208,959,557(5)	13.60	225,349,805	14.67
Wee Ee Cheong	2,794,899	0.18	146,051,011(5)	19.51	148,845,910	9.69
Wee Ee Chao	141,164	0.01	115,802,696(5)	7.54	115,943,860	7.55
Wee Ee Lim	1,606,834	0.10	146,033,758(5)	9.50	147,640,592	9.61
Wee Investments Pte Ltd	110,909,021	7.22	2,071,021	0.13	112,980,042	7.35

Notes:

(1) Based on the issued share capital of UOB of S$1,536,522,625 comprising 1,536,522,625 Shares as at the Latest Practicable Date.

(2) Estate of Lien Ying Chow, deceased and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in the 84,288,771 Shares in which Wah Hin & Company (Pte) Ltd has an interest.

(3) This includes its deemed interest in 3,067,000 Shares through Sandstone Capital Pte Ltd (as referred to in note 4(a) below).

(4) This deemed interest in 84,288,771 Shares comprises:

(a) deemed interest in 3,067,000 Shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and

(b) deemed interest in 81,221,771 Shares held by Wah Hin & Company (Pte) Ltd.

(5) Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Pte Ltd's total direct and deemed interests of 112,980,042 Shares.

4. DIRECTORS' RECOMMENDATION

The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of UOB. Accordingly, they recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate.

5. EXTRAORDINARY GENERAL MEETING

5.1 **EGM.** The EGM, notice of which is set out on pages 14 to 15, will be held at Mandarin Ballroom, 6th Floor South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Wednesday, 27 April 2005 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Third Annual General Meeting of UOB to be held at 3.00 p.m on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary Resolution set out in the Notice of EGM.

5.2 **Depositor.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company Secretary, 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

7. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in the Circular misleading.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual report of UOB for the financial year ended 31 December 2004; and

(c) the 2004 Circular.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman & Executive Officer



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited ("**UOB**" or the "**Company**") will be held at Mandarin Ballroom, 6th Floor South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Wednesday, 27 April 2005 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Third Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolution as an Ordinary Resolution:

Ordinary Resolution

Resolved that:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of S$1.00 each fully paid in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchase(s) (if effected otherwise than on SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act;

and otherwise in accordance with all other laws and regulations and rules of SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Maximum Limit**" means that number of Shares representing 5 per cent of the issued ordinary share capital of the Company as at the date of the passing of this Resolution; and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 4 April 2005

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 24 March 2005 (the "**Latest Practicable Date**"), the purchase by the Company of 5 per cent of its issued Shares will result in the purchase or acquisition of 76,826,131 Shares.

   Assuming that the Company purchases or acquires the 76,826,131 Shares at the Maximum Price, the maximum amount of funds required is approximately:

   (a) *in the case of* Market Purchases of Shares, S$1,140,868,045 *based on* S$14.85 *for one Share (being the price equivalent* to 5 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

   (b) in the case of Off-Market Purchases of Shares, S$1,194,646,337 based on S$15.55 for one Share (being the price equivalent to 10 per cent above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Company and the Company and its subsidiaries for the financial year ended 31 December 2004, based on these assumptions, are set out in paragraph 2.7 of the Circular to Shareholders dated 4 April 2005.



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

IMPORTANT
1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM FOR EXTRAORDINARY GENERAL MEETING

I/We ____ *(Name)*

of ____ *(Address)*

being (a) member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint:

Name	NRIC/Passport Number	Proportion of Shareholding	
		No. of Shares	%
Address			

and/or*

Name	NRIC/Passport Number	Proportion of Shareholding	
		No. of Shares	%
Address			

** Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Mandarin Ballroom, 6th Floor South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Wednesday, 27 April 2005 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Third Annual General Meeting of the Company to be held at 3.00 p.m on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

Ordinary Resolution	For	Against
To approve the proposed renewal of the Share Purchase Mandate		

Dated this ________ day of ____________________ 2005

Shares In:	No. of Shares
(i) Depository Register	
(ii) Register of Members	
Total	



____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. To be effective, the instrument appointing a proxy or proxies must be deposited at the office of the Company Secretary at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 not less than 48 hours before the time fixed for holding the Meeting.

5. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.